As confidentially submitted to the U.S. Securities and Exchange Commission on March 19, 2026.

This draft registration statement has not been filed publicly with the U.S. Securities and Exchange Commission and all information contained herein remains strictly confidential.

Registration No. 333-[                    ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Able View Global Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	5960	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Floor 16, Dushi Headquarters Building

No. 168, Middle Xizang Road

Shanghai, 200001, People’s Republic of China

+86 185 0177 0425

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

(302) 738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

copies to:

Charles Yongjun Fu Esq. GH LAW FIRM LLC 880 Third Avenue, 5th Flr. New York, NY 10022 (212) 705–8798	Mitchell Nussbaum, Esq. David Levine, Esq. Loeb & Loeb LLP 345 Park Avenue New York, NY 10154 (212) 407-4000	Joan Wu, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 212-530-2206

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy the securities in any jurisdiction where such offer or sale is not permitted.

Preliminary Prospectus (Subject to Completion)

Dated March [   ], 2026

[           ] Units, Each Unit Consisting of One Class B Ordinary Share or One Pre-funded Warrant to Purchase One Class B Ordinary Share and One Warrant Exercisable for One Class B Ordinary Share

[*] Representative Warrants

Up to [*] Class B Ordinary Shares Underlying the Warrants

Up to [*] Class B Ordinary Shares Underlying the Pre-Funded Warrants

Up to [*] Class B Ordinary Shares Underlying the Representative Warrants

Able View Global Inc.

We are offering [           ] units (the “Units”), each consisting of one Class B Ordinary Share, par value US$0.0001 per share (each an “Class B Ordinary Share” and collectively the “Class B Ordinary Shares”) of Able View Global Inc. (“Able View”, the “Company”, “we”, “our”, “us”), and one warrant (“Warrant”), each to purchase one Class B Ordinary Share, on a firm commitment basis.

The Units have no stand-alone rights and will not be certified or issued as stand-alone securities. Each Warrant is exercisable immediately on the date of issuance at an exercise price of US$[           ] per share (equal to 100% of the public offering price of each Unit sold in this offering) and will expire five years after the date of issuance. The exercise price for the Warrants will be adjusted downward on each of the 2nd and 5th trading day following the closing of this offering (each, a “Reset Date”) to the price that is equal to 70% and 50%, respectively, of the initial exercise price (each, a “Reset Price”), and the number of Class B Ordinary Shares underlying the Warrants will be proportionally increased, so that the applicable Reset Price multiplied by the increased number of Ordinary Shares equal the aggregate proceeds that would have resulted from the full exercise of the Warrants immediately prior to the applicable Reset Date. The Warrants also contain certain mechanisms for cashless exercise, including a zero cash exercise option pursuant to which holders of the Warrants have the option, upon exercise and for no additional cash consideration, to receive an aggregate number of Ordinary Shares equal to the product of (x) the aggregate number of Ordinary Shares that would be issuable upon a cash exercise of the Warrant and (y) [2.0]. Accordingly, we believe it is highly unlikely that a holder of the Warrants would pay an exercise price in cash to receive one Class B Ordinary Share underlying the Warrant when the holder could instead choose the zero cash exercise option and pay no cash to receive more Class B Ordinary Shares than they would receive if they paid the exercise price. As a result, we will likely not receive any additional funds and do not expect to receive any additional funds upon the exercise of the Warrants.  Please see the section of this prospectus entitled “Description of the Securities we are Offering” for further information.

As an example, for each Unit that an investor purchases in this offering at the offering price of $[   ] per Unit, the investor will receive one Class B Ordinary Share and one Warrant to purchase one Class B Ordinary Share at an exercise price of $[   ] per Class B Ordinary Share. Giving effect solely to the adjustment on the first Reset Date and not giving effect to the zero cash exercise option, on the first Reset Date, each Warrant will become exercisable for a maximum of [   ] Class B Ordinary Shares at an exercise price of $[   ] per Class B Ordinary Share. If such Warrant is then exercised at such time based on the zero cash exercise option, the Warrant would be exercisable into [   ] Class B Ordinary Shares. If the Warrant remains outstanding as of the second Reset Date, giving effect solely to the potential adjustment on the second Reset Date and not giving effect to the zero cash exercise option, on the second Reset Date, each Warrant will become exercisable for a maximum of [   ] Class B Ordinary Shares at an exercise price of $[   ] per Ordinary Share. If such Warrant is then exercised at such time based on the zero cash exercise option, the Warrant would be exercisable into [   ] Class B Ordinary Shares. Accordingly, if all of the Warrants offered to investors in this offering are exercised on a zero cash basis, a maximum of [   ] Class B Ordinary Shares could be issued upon such zero cash exercise, without payment to the Company of any additional cash.

In addition, we have granted the Underwriter (as defined below) an option exercisable within 45 days after the effective date of this prospectus to purchase from us up to [   ] additional Class B Ordinary Shares and/or up to [   ] Warrants, or any combination thereof, to cover over-allotments, if any. If the Underwriter’s over-allotment option for Warrants is exercised in full to purchase [   ] Warrants and all such Warrants are exercised on a zero cash basis, a maximum of [   ] Class B Ordinary Shares could be issued upon such zero cash exercise without payment to the Company of any additional cash. If all of the Warrants offered to investors in this offering, including those subject to the Underwriter’s over-allotment option for Warrants, are exercised on a zero cash basis, a maximum of [   ] Class B Ordinary Shares could be issued upon such zero cash exercise without payment to the Company of any additional cash.

We are also offering to each purchaser whose purchase of Units would otherwise result in the purchaser’s, together with its affiliates, beneficial ownership exceeding 4.99% (or, at the election of the purchaser, up to 9.99%) of our outstanding Class B Ordinary Shares immediately following the consummation of this offering, the opportunity to purchase Units consisting of one pre-funded warrant in lieu of one Class B Ordinary Share (each, a “Pre-funded Warrant”) and one Warrant. Each Pre-funded Warrant will be exercisable for one Class B Ordinary Share. Subject to limited exceptions, a holder of Pre-funded Warrants will not have the right to exercise any portion of its Pre-funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, up to 9.99%) of the number of Class B Ordinary Shares outstanding immediately after giving effect to such exercise. The purchase price of each Unit including a Pre-funded Warrant will be equal to the price per Unit including one Class B Ordinary Share, minus $0.0001, and the exercise price of each Pre-funded Warrant will be $0.0001 per Class B Ordinary Share. The Pre-funded Warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the Pre-funded Warrants are exercised in full. For each Unit including a Pre-funded Warrant we sell, the number of Units including one Class B Ordinary Share that we are offering will be decreased on a one-for-one basis. The Ordinary Shares and Pre-funded Warrants, if any, can each be purchased in this offering only with the accompanying Warrant as part of a Unit, but the components of the Units will immediately separate upon issuance. See “Description of Securities We Are Offering” in this prospectus for more information.

We are also offering Maxim, as the representative of the underwriters (the “Representative” or “Underwriter”), warrants to purchase up to [ ] Class B Ordinary Shares (the “Representative Warrants”), which equal to 5.0% of the total number of Class B Ordinary Shares and Pre-funded Warrants being sold in this offering, including any Units sold pursuant to the over-allotment option granted to the Representative, at an exercise price equal to [100]% of the public offering price of each Unit in this offering, subject to certain customary anti-dilution adjustments, pursuant to a Underwriting Agreement dated [ ], 2026 as part of the compensation to the Representative in consideration of the services it provided in this offering of the Class B Ordinary Shares and Warrants hereby. Representative Warrants will be exercisable upon issuance and will expire five (5) years after the issuance date. The Representative Warrants and the Class B Ordinary Shares issuable upon exercise of the Representative Warrants are also being registered under the registration statement of which this prospectus forms a part.

The Class B Ordinary Shares and the accompanying Warrants can only be purchased together in this offering but will be issued separately and will be immediately separable upon issuance. We are also registering the Class B Ordinary Shares issuable from time to time upon exercise of the Warrants and Pre-funded Warrant included in the Units offered hereby.

Our Class B Ordinary Shares and public warrants are listed on the Nasdaq Capital Market under the symbol “ABLV” “ABLVW”, respectively. On [           ], 2026, the last reported sales price of our Class B Ordinary Shares and the public warrants on the Nasdaq Capital Market was US$[           ] per share and US$[           ], respectively.

Able View is not an operating company but a Cayman Islands holding company with operations primarily conducted by Able View’s subsidiaries in China and Hong Kong, such corporate structure involves unique risks to investors, which, if happens, may result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it may cause the value of our securities to significantly decline or become worthless. Chinese regulatory authorities could disallow this structure, which may cause the incapability to continue operation without changing the corporate structure or switching the business focus. This may in turn cause the value of the securities to significantly decline or even become worthless. According to the Foreign Investment Law in China, the State Council shall promulgate or approve a list of special administrative measures for market access of foreign investments, or the Negative List. The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Negative List. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other permissions or approvals from relevant PRC government authorities. On September 6, 2024, the National Development and Reform Commission of China (“NDRC”) and the Ministry of Commerce (“MOFCOM”) jointly issued the Special Administrative Measures for Foreign Investment Access (Negative List) (2024 Edition), effective November 1, 2024. As a company operating its business in distributing and selling beauty and personal care products online, which are not included in the 2024 Negative List, Able View believes its business is not subject to any ownership restrictions. However, since the Negative List has been adjusted and updated almost on an annual basis in the recent years, we cannot assure you that the aforementioned business segments will continuously be beyond the “prohibited” category, which would likely result in a material change in our operations or in the value of our securities, if that happens, it could cause the value of our securities to significantly decline or become worthless. The PRC government has also established a foreign investment information reporting system, according to which foreign investors or foreign-invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security.

For the six months ended June 30, 2025, Able View transferred $1,000,000 and $5,400,000 to Ableview Brands Limited (“Ableview Brands”) and Ableview Management Limited (“Ableview Management”, respectively, wholly owned subsidiaries of Able View. Ableview Management transferred $3,700,000 to Able View. For the six months ended June 30, 2025, Able View transferred $2,000 to Scenery Investing Company Limited (“Scenery Investing”), a shareholder of Able View. For the fiscal year ended December 31, 2024, Able View transferred $4,800,000 and $2,500 to Ableview Brands and Able View Inc., respectively, wholly owned subsidiaries of Able View. Ableview Brands transferred $3,930,971 to Able View. Other than the transfers mentioned above, as of the date of this prospectus, Able View has not made any other transfers, dividends or distributions between the holding company, any of its subsidiaries or to investors. We do not have any current intentions to distribute further earnings. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiaries by way of dividend payments. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their registered capitals. These reserves are not distributable. In addition, PRC Operating Entities (as defined below) cannot distribute dividends until previous years’ loss has been offset. The Company currently does not have any cash management policies that dictate how funds are transferred. For the foreseeable future, we intend to use the earnings for the development of the customer capacity. As a result, Able View currently does not have a plan to declare dividends to its shareholders in the foreseeable future. Increasing Able View’s registered capital in a mainland China subsidiary requires the filing with the State Administration for Market Regulation (“SAMR”) or its local bureau, while a shareholder loan requires a filing with the State Administration of Foreign Exchange or its local bureau. Foreign direct investment and loans must be approved by and/or registered in accordance with the Foreign Exchange Administration Regulations promulgated in 1996, as amended in 2008. The total amount of loans we can make to our subsidiaries in mainland China cannot exceed statutory limit which is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital or a multiple (currently set as 2.5 times) of its net worth of our subsidiaries in mainland China. PRC Laws currently permit the payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and PRC Laws, after set aside, at a minimum, 10% of their net income after taxes, based on PRC accounting standards, each year as statutory surplus reserves until the cumulative amount of such reserves reaches 50% of their registered capital, such reserves may not be distributed as cash dividends. PRC Laws and regulations allow an offshore holding company to provide funding to mainland China subsidiaries only through loans or capital contributions, subject to the filing or approval of government authorities and limits on the amount of capital contributions and loans. Able View’s PRC Operating Entities face various legal and operational risks and uncertainties related to doing business in China. For Example, Able View’s PRC Operating Entities face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. These risks could result in a material adverse change in Able View’s business operations and the value of Able View Class B Ordinary Shares, significantly limit or hinder Able View’s ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. For a detailed description of risks related to doing business in China, see “Risk Factors — Risk Factors Relating to Doing Business in People’s Republic of China” enclosed herein.

Able View may encounter several limitations related to cash transfer among its PRC Operating Entities, the holding company and its investors. Any funds we transfer to the PRC Operating Entities, either as a shareholder loan or as an increase in registered capital, are subject to permission and approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign invested enterprises in China, capital contributions to our PRC Operating Entities are subject to the registration with the State Administration for Market Regulation or its local counterpart and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our PRC Operating Entities is required to be registered with the SAFE or its local branches and (ii) any of our PRC Operating Entities may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China. See “Risk Factors — PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our offerings to make loans or additional capital contributions to our PRC Operating Entities” enclosed herein. Furthermore, a Hong Kong Special Administrative Region (“Hong Kong”) company may only make a distribution out of profits available for distribution or other distributable reserves; and there can be no assurance that in the future the PRC government will not intervene or impose restrictions on our Hong Kong entity’s ability to transfer or distribute cash/assets to entities outside of Hong Kong, which could result in an inability or prohibition on making transfers or distributions to us and adversely affect our business. In addition, to the extent funds and/or assets are in mainland China, the funds and/or assets may not be available to fund operations or for other use outside of PRC due to interventions in or the imposition of restrictions and limitations by the government in mainland China. See Risk Factors Summary and “Risk Factor — Restrictions on currency exchange may limit our ability to utilize our revenue effectively. To the extent our cash in the business is in mainland China, such cash may not be available to freely convert or be changed at favorable rate, and such cash may not be available to fund operations or for other use outside of PRC due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government in mainland China to transfer cash” enclosed herein.  An “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Such limitation on the ability of our PRC Operating Entities to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. Pursuant to the Arrangement between the PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise, as the beneficial owner, owns no less than 25% of a PRC entity. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC Operating Entities to their respective immediate holding company in Hong Kong. See “Risk Factors — Able View is a holding company, and will rely on dividends paid by our PRC Operating Entities for our cash needs. Any limitation on the ability of our PRC Operating Entities to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares.” and “Risk Factors — Dividends payable to our foreign investors and gains on the sale of our ordinary shares or ordinary shares by our foreign investors may become subject to PRC tax law” enclosed herein.

As Able View, through its subsidiaries, operates business, and has most of the assets and executive officers in China, it may be difficult for Able View’s shareholders to effect foreign service of process upon Able View or those executives or officers inside China. Apart from that, there is uncertainty as to whether the courts in China would recognize or enforce judgments of United States courts, as the United States and China do not have a treaty or other arrangements providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters. However, a foreign judgment may be enforced in Hong Kong under common law by bringing an action in a Hong Kong court. Please see “Risk Factors —You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against the Company or its management named in the prospectus based on foreign laws” enclosed herein.

Able View may also be subject to a variety of laws and other obligations regarding cybersecurity and data protection, which includes the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) and the Personal Data (Privacy) (Amendment) Ordinance 2021 (the “PDPAO”). Our directors are of the view that Able View is in compliance with the PDPO and the PDPAO, because our services do not require users’ personal information and our possession to personal information is minimal. We cannot assure you that the governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect us, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations. Further, due to long arm provisions under the current Mainland China laws and regulations, the PRC government may apply laws and regulations relating to data protection, cybersecurity review and the anti-monopoly regulations that have not been listed in Annex III of the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”) to the Hong Kong subsidiary of Able View. In the event that the Hong Kong subsidiary of Able View were to become subject to laws and regulations of Mainland China relating to data protection, cybersecurity review or the anti-monopoly regulations, it may be subject to the cybersecurity review or trigger anti-monopoly concern.  Please see “Risk Factors — Able View is subject to a variety of laws and other obligations regarding cybersecurity, data protection or anti-monopoly, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations” enclosed herein.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) with five interpretive guidelines (together with the New Overseas Listing Rules, collectively, the “New Overseas Listing Rules”), which came into effect on March 31, 2023. The New Overseas Listing Rules apply to overseas securities offerings and/or listings conducted by (i) companies incorporated in the PRC, or PRC domestic companies, directly and (ii) companies incorporated overseas with operations primarily in the PRC and valued on the basis of interests in PRC domestic companies, or indirect offerings. Under the New Overseas Listing Rules, a filing-based regulatory system applies to “indirect overseas offerings and listings” of companies in mainland China, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a company in mainland China that operates its main business in mainland China. The New Overseas Listing Rules state that, any post-listing follow-on offering by an issuer in an overseas market, including issuance of shares, convertible notes, exchangeable notes and preferred shares, shall be subject to filing requirement within three business days after the completion of the offering. Additionally, if we do not obtain the permissions and approvals of the filing procedure for any subsequent offering in a timely manner under PRC laws and regulations, we may be subject to investigations by competent PRC regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, limit our ability to continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. Based on our understanding of the rules, although we are not currently required to submit the filing report to the CSRC in connection with this offering, we may be requested to do so, and upon that time, it is uncertain whether such filing can be completed or how long it will take to complete such filing. Any delay in completing such filing procedures might affect the other filing procedures with respect to other applicable circumstances, under the New Overseas Listing Rules in the future, such as the secondary listing, primary listing, spin-off listing and making overseas offering and listing anew after being delisted from an overseas exchange, which might affect our future public market financings and capital market transactions. To date, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook and may impact our ability to accept foreign investments, or continue to list on a U.S. or other foreign exchange.

Able View also may face risks related to certain PCAOB determinations, which may cause Able View’s securities to be delisted from a U.S. stock exchange or prohibited from being traded over-the-counter, as more stringent criteria have been imposed by the U.S. Securities and Exchange Commission (“SEC”) and the Public Company Accounting Oversight Board (the “PCAOB”). The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such Class B Ordinary Shares from being traded on a national securities exchange or in the over the counter trading market in the U.S. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act (the “AHFCA Act”) was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 16, 2021, the PCAOB issued its determination (the “2021 Determinations”) that the PCAOB was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong. This list does not include our auditor, Marcum Asia CPAs LLP. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. However, uncertainties still exist about whether this new framework will be fully complied with. While our auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause our securities to be delisted from the Nasdaq Capital Market. On August 26, 2022, the PCAOB signed an agreement with the CSRC and the Ministry of Finance of the People’s Republic of China, allowing the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely, consistent with U.S. law. On December 15, 2022, the PCAOB issued a Determination Report which determined that the PCAOB (1) is able to select engagements, audit areas, and potential violations to be reviewed or investigated, (2) has timely access to, and the ability to retain and use, any document or information that the PCAOB considers relevant to an inspection or investigation, and (3) is able to conduct inspections and investigations in a manner consistent with the provisions of the Act and the rules of the PCAOB, as interpreted and applied by the PCAOB. Consequently, the PCAOB concluded that in the absence of any evidence that authorities in the PRC currently are taking any positions to impair the PCAOB’s ability to execute its statutory mandate with respect to inspections or investigations, the HFCA Act dictates that the PCAOB vacates the 2021 Determinations. As required by the HFCA Act, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether the PCAOB should issue a new determination. See “Risk Factors — The Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations continue to evolve. Further implementations and interpretations of or amendments to the HFCAA or the related regulations, or a PCAOB determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China” enclosed herein.

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

Investing in Able View’s securities involves risks that are described in the “Risk Factors” section of this prospectus and the risks factors contained in the applicable prospectus supplement and the documents Able View incorporated by reference in this prospectus. Investors should consider carefully before deciding to purchase the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 13 of this prospectus before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Unit Consisting of One Ordinary Share and One Warrant	Total without Over-Allotment Option(2)	Total with Over-Allotment Option
Public Offering Price	$	$	$
Underwriting Discounts and Commissions (8%)(1)	$	$	$
Proceeds to Able View Global Inc. (before expenses)(2)	$	$	$

(1)

The underwriting discounts and commissions shall equal 8.0% of the gross proceeds of the securities sold by us in this offering. We will agree that the Representative will also receive the Representative Warrants. The Representative Warrants and the Class B Ordinary Shares issuable upon exercise of the Representative Warrants are also being registered under the registration statement of which this prospectus forms a part. We will agree to reimburse the Representative for certain expenses. We refer you to the section entitled “Underwriting” of this prospectus for additional information regarding total compensation and other items of value payable to the underwriters.

(2)

We have granted the Representative an option exercisable within 45 days of the date of this prospectus to purchase from us up to [   ] additional Class B Ordinary Shares and/or up to [   ] Warrants or any combination thereof, less underwriting discounts and commissions, to cover over-allotments, if any. We have also agreed to reimburse the Underwriter of up to a maximum of $100,000, in the event of a closing of this event, or of $50,000 in the event that there is not a closing, for out-of-pocket accountable expenses, including legal fees, cost and expenses incurred by the Underwriter in connection with the performance of their services. The total amount of expenses related to this offering is set forth in the section titled “Expenses Relating to This Offering” on page 128.

We are a holding company that is incorporated in the Cayman Islands. As a holding company with no operations, we conduct all of our operations through our subsidiaries in China and Hong Kong. The securities offered in this offering are securities of the holding company that is incorporated in the Cayman Islands. Investors of our securities should be aware that they may never directly hold equity interests in our subsidiaries.

We are an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. Please see “Prospectus Summary — Implications of Our Being an Emerging Growth Company” and “Prospectus Summary — Implications of Our Being a Foreign Private Issuer” beginning on pages 8 and 9, respectively, of this prospectus.

The underwriters expect to deliver the Units on or about           , 2026.

Maxim Group LLC

Prospectus dated March [   ], 2026

Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representations other than as contained in this prospectus or any related free writing prospectus. Neither we nor the underwriters take responsibility for, and provide no assurance about the reliability of, any information that others may give you. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Units and the distribution of this prospectus outside the United States.

Our financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our expected results for any future periods.

i

Prospectus Summary

This summary provides an overview of selected information contained elsewhere or incorporated by reference in this prospectus and does not contain all of the information you should consider before investing in our securities. You should carefully read the prospectus, the information incorporated by reference and the registration statement of which this prospectus is a part in their entirety before investing in our securities, including the information discussed under “Risk Factors” in this prospectus and the documents incorporated by reference and our financial statements and related notes that are incorporated by reference in this prospectus.

Overview

Able View

Able View is one of the largest comprehensive brand management partners of international beauty and personal care brands in China. To purchase from global brand owners and conduct sales in China, Able View’s comprehensive brand management capabilities encompass all segments of the brand management value chain, including strategy, branding, digital and social marketing, omni-channel sales, customer service, overseas logistics, warehouse and fulfilment. The Company’s mission is to help global brands enter, grow and succeed in China.

As a brand management partner, Able View generates revenue from product sales by distributing and selling cross-border products from various global brand owners to Chinese consumers. Able View regards the brand companies as Able View’s suppliers and purchases goods from these suppliers to sell to consumers either directly through online e-commerce stores or offline counters operated by Able View, or indirectly to distribution channels which include mainstream horizontal online marketplaces, vertical online marketplaces, social E-commerce platforms and a wide variety of online and offline distributors, dealers and agents.

With the rapid growth of demand for beauty and personal care products in China, more global brands and brand managers are targeting China for strategic entry. The Chinese market is inherently complex and such complexity is rapidly increasing, caused by a combination of the following factors: diverse, competing, but overlapping and interdependent sales channels; changing of consumer tastes, habits, and abilities to pay; fragmented, emerging, and highly-regulated and monitored social media and other online platforms; unique, deep, and evolving business practice. Able View has the experience to manage such complexity, including market resources and know-how, consumer data and access, social media and industry experience, as well as local infrastructure and operation teams. International brands look to Able View as a trusted partner to establish themselves in China without the heavy investment needed to build such experience on their own.

Able View’s experience has allowed it to steadily expand its engagement in terms of number of brand partners, whom Able View regard as Able View’s suppliers. Able View now serves as brand manager in China for well-known international brands such as Clarins and PAT. The brand portfolio mainly covers the segments of skin care and personal care (products used in personal hygiene and personal grooming). Between the two segments, Able View is particularly focused on functional products, which include both dermo-cosmetics (skincare products designed for people with skin problems such as dry skin) and functional personal care products (personal care products including functional ingredients, such as Over the Counter (OTC) drugs and supplements).

As China’s consumer market is complex and ever evolving, innovation is essential to Able View’s culture and mission. Able View encourages all its teams to improve and innovate by trial and error. In the past six years, Able View has helped its brand partners redesign product packaging and delivery, create new marketing schemes, deploy emerging algorithmic social media analysis and improve supply chain operation. The Company believes innovation is crucial for its success in an emerging market such as China, and a key element to Able View’s value proposition to its international brand partners.

Recent Development

On June 27, 2025, the Company transferred 100% equity interest in Shanghai Jingyue Trading Co., Ltd. (“Shanghai Jingyue”) to a third party (the “Buyer”) at zero consideration. The disposal of Shanghai Jingyue represents a strategic decision to streamline operations and focus resources on our core brand management business. The Company disposed of Shanghai Jingyue as it experienced a decrease in sales of cosmetics products of certain brand names, and the Company expected that Shanghai Jingyue with the negative image, will continue to suffer a decrease in financial performance. The disposal of Shanghai Jingyue represents a strategic shift that has a significant effect on the Company’s financial results, which trigger discontinued operations accounting in accordance with ASC 205-20-45.

Our Competitive Strengths

●	Leading Position in China’s Cross-Border Brand Management in Beauty and Personal Care

●	Comprehensive Capabilities and Omni-Channel Distribution

●	Brand Strategy and Marketing Capabilities

●	Strong Relationships with Category-Leading Global Brand Owners

●	Knowledgeable and Experienced Management Team

Our Strategies

●	Expand brand portfolio and products offering

●	Expand distribution channel coverage

●	Elevate to-Customer cross-border products to to-Business cross-border products

●	Further invest in data analytics and digital management systems

●	Pursue strategic opportunities

Risks and Challenges

Investing in our securities involves risks. The risks summarized below are qualified by reference to “Risk Factors” section of this prospectus, which you should carefully consider before making a decision to purchase the securities. If any of these risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our Class B Ordinary Shares or Warrants would likely decline, and you may lose all or part of your investment.

We believe some of the major risks and uncertainties that may materially and adversely affect us include the following:

Summary of Risk Factors

You should consider all the information contained in this prospectus in deciding whether to invest in our Class B Ordinary Shares. In particular, you should consider the risk factors described under “Risk Factors” in this prospectus. Such risks include, but are not limited to, the following:

Risks Related to Our Business and Industry

●	If the e-commerce market in China does not grow, or grows more slowly than we expect, demand for our services and solutions could be adversely affected.

●	If the complexities and challenges faced by brand partners seeking to sell online diminish, or if our brand partners increase their in-house e-commerce capabilities as an alternative to our solutions and services, demand for our solutions and services could be adversely affected.

●	Our success is tied to the success of our existing and future brand partners for which we operate their brand e-commerce business, in addition to our ability to attract brand partners and customers.

●	If we are unable to retain our existing brand partners, our results of operations could be materially and adversely affected.

●	The non-compete provisions in some of our contracts with existing brand partners may restrict us from selling product of, or providing service to other brand partners, may negatively influence our development and expansion of our brand partner base.

●	We may not be able to effectively manage the expansion of our business or optimally implement our business strategies.

●	If we fail to maintain our relationships with e-commerce channels or adapt ourselves to emerging e-commerce channels, or if e-commerce channels otherwise curtail or inhibit our ability to integrate our capabilities with their channels, our capabilities would be less appealing to existing and potential brand partners.

●	If certain mainstream e-commerce channels, such as Tmall and JD.com., fail, we may be negatively influenced.

●	A variable portion of the revenues we generate from certain brand partners is based upon the amount of GMV, and any change to such pricing mechanism may adversely affect our financial results.

●	We may not be able to compete successfully against current and future competitors.

●	Material disruption of e-commerce channels could prevent us from providing services to our brand partners and reduce sales in stores operated by us.

●	The proper functioning of the technology platforms provided by third parties is essential to our business. Any failure to maintain the satisfactory performance of such platform could materially and adversely affect our business and reputation.

●	We have experienced substantive growth in recent years, and failure to manage our growth and return to or maintain profitability could harm our business and prospects.

●	Our results of operations are subject to fluctuations due to the seasonality of our business and other events.

●	Our substantial level of indebtedness could adversely affect our financial condition.

●	If we fail to manage our accounts receivable effectively or fail to collect our accounts receivable, our results of operations, financial condition and liquidity may be materially and adversely affected.

●	If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

●	We rely on marketing and promotional arrangements we signed with online services, search engines, and other websites to drive traffic to the stores we operate and for our other customers. If we are unable to enter into or properly maintain and manage these marketing and promotional arrangements, our ability to generate revenue could be adversely affected.

●	We may not be able to respond to rapid changes in e-commerce platform’s developments.

●	If we and our brand partners fail to anticipate changes in consumers’ buying preferences and adjust product offering and merchandising of the stores that we operate accordingly, our results of operation may be materially and adversely impacted.

●	Any deficiencies in China’s telecommunication infrastructure could impair our ability to conduct e-commerce and materially and adversely affect our results of operations.

●	Software failures or human errors could cause us to oversell our brand partners’ inventory or misprice their offerings, which would hurt our reputation.

●	Any interruption in our fulfillment operations for an extended period may have an adverse impact on our business and financial condition.

●	We depend on third-party delivery service providers to deliver products to consumers, and if they fail to provide reliable delivery services our business and reputation may be materially and adversely affected.

●	Our service partners’ failure to effectively manage the capacity and utilization of the warehouse we use could have a material adverse effect on our business and results of operation.

●	We are subject to third-party payment processing related risks.

●	If we are unable to provide high-quality customer service, our business and results of operations may be materially and adversely affected.

●	Negative publicity, including negative internet postings, about us, our Able View brand, management, brand partners and product offerings may have a material adverse effect on our business, reputation and the trading price of our ordinary shares.

●	If counterfeit products are sold in the stores we operate or other channels where the products are distributed, our reputation and financial results could be materially and adversely affected.

●	Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with PRC Laws and regulations may have a material and adverse impact on our business, financial condition and results of operations.

●	Our leased property interests may be defective and our right to lease and use the properties affected by such defects may be challenged, or we may fail to extend or renew our current leases or locate desirable alternatives for our facilities on commercially acceptable terms, which could cause significant disruption to our business.

●	We may be subject to product liability claims that could be costly and time-consuming.

●	We depend on key management as well as experienced and capable personnel generally, and any failure to attract, motivate and retain our staff could severely hinder our ability to maintain and grow our business.

●	If we are unable to recruit, train and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

●	Our business generates and processes a large amount of data, and the improper storage, use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.

●	Substantial uncertainties exist with respect to the Cybersecurity Law and the impact it may have on our business operations.

●	We may not be able to adequately protect our intellectual property rights.

●	We may be accused of infringing intellectual property rights of third parties and violating content restrictions of relevant laws.

●	We may face risks arising from ongoing litigation and related disputes.

●	Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

●	We may not have sufficient insurance coverage to fully cover our business risks, which could expose us to significant costs and business disruption.

●	The financial soundness of financial institutions with which we place our cash and cash equivalents could affect our financial conditions, business and result of operations.

●	A severe or prolonged downturn in the global or Chinese economy or tensions in the relationship between China and other countries could materially and adversely affect our business and our financial condition.

●	Our growth and profitability depend on the overall economic and political conditions and level of consumer confidence and spending in China.

●	We rely on certain key operating metrics to evaluate the performance of our business, and any perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

●	We rely on the e-commerce performance of certain product categories, and any significant downward industry trend of such categories may materially and adversely affect our business and results of operations.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Risks Related to Doing Business in the People’s Republic of China

●	Heightened tensions in international relations and any resulting changes in international trade policies may adversely impact our business, financial condition, and results of operations.

●	Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

●	There are uncertainties regarding the interpretation and enforcement of PRC Laws, rules and regulations and sudden or unexpected changes in laws, rules and regulations in China could adversely affect us and limit the legal protections available to you and us.

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities in mainland China.

●	We are subject to laws that are applicable to retailers, including advertising and promotion laws and consumer protection laws that could require us to modify our current business practices and incur increased costs.

●	Failure to comply with the relatively new E-Commerce Law may have a material adverse impact on our business, financial conditions and results of operations.

●	Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

●	PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to grow through acquisitions.

●	The permission or approval of, or filing to, the China Securities Regulatory Commission may be required in future offerings or financings, and, if required, we cannot predict whether we will be able to obtain such permission or approval, or timely clear the filing requirements.

●	PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC Operating Entities to liability or penalties, limit our ability to inject capital into our PRC Operating Entities or limit our PRC Operating Entities’ ability to increase their registered capital or distribute profits.

●	PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our offerings to make loans or additional capital contributions to our PRC Operating Entities.

●	We may be treated as a resident enterprise for PRC tax purposes under the EIT Law, and we may therefore be subject to PRC income tax on our global income.

●	Dividends payable to our foreign investors and gains on the sale of our ordinary shares or ordinary shares by our foreign investors may become subject to PRC tax law.

●	We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

●	The Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations continue to evolve. Further implementations and interpretations of or amendments to the HFCAA or the related regulations, or a PCAOB determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against the Company or its management named in the prospectus based on foreign laws.

●	Restrictions on currency exchange may limit our ability to utilize our revenue effectively. To the extent our cash in the business is in mainland China, such cash may not be available to freely convert or be changed at favorable rate, and such cash may not be available to fund operations or for other use outside of PRC due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the government in mainland China to transfer cash.

●	Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

●	Our deferred tax assets are subject to uncertainties and judgments.

●	Failure to make adequate contributions to various employee benefit plans as required by the PRC regulations may subject us to penalties.

●	Outsourced services engaged by our PRC Operating Entities may be deemed as labor dispatch and thus may cause our PRC Operating Entities to violate the requirements under labor dispatch related PRC Laws and regulations.

Risks Related to Doing Business in Hong Kong

●	Able View is subject to a variety of laws and other obligations, including cybersecurity, data protection or anti-monopoly. Any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

Risks Related to Ownership of our Securities

●	Payment of dividends is subject to restrictions under PRC Laws. There is no assurance whether and when we will pay dividends.

●	The Company is a holding company, and will rely on dividends paid by our PRC Operating Entities for our cash needs. Any limitation on the ability of our PRC Operating Entities to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares.

●	Because there are no current plans to pay cash dividends on the Ordinary Share for the foreseeable future, you may not receive any return on investment unless you sell your Ordinary Share for a price greater than that which you paid for it.

●	Our Ordinary Shares’ liquidity and market price may be volatile.

●	If Able View fails to implement and maintain an effective system of internal controls to remediate its material weaknesses over financial reporting, the Company may be unable to accurately report its results of operations, meets its reporting obligations or prevent fraud, and investor confidence and the market price of our ordinary shares may be materially and adversely affected.

●	Current or future sales or perceived sales of substantial amounts of our securities in the public market could have a material adverse effect on the prevailing market price of our Ordinary Shares and our ability to raise capital in the future, and may result in dilution of your shareholdings.

●	The amendment to the Nasdaq’s continued listing requirements could result in our inability to maintain our listing.

Risks Related to this Offering

●

As a result of the price resets and subsequent share adjustments in the Warrants and/or if the Warrants are exercised by way of a zero cash exercise, shareholders are likely to suffer substantial dilution and see a significant decrease in the value of their Class B Ordinary Shares.

●	We will likely not receive any additional funds upon the exercise of the Warrants.

●	Nasdaq may halt trading in our Class B Ordinary Shares on Nasdaq or delist our Class B Ordinary Shares for public interest concerns as a result of this offering.

●	An active trading market for our ordinary shares may not be sustained.

●	Raising additional capital may cause dilution to our existing shareholders and may adversely affect the rights of existing shareholders.

In addition, we face risks and uncertainties related to our compliance with applicable regulations and policies in our principal markets and operations. See “Risk Factors” and other information included in this prospectus for a detailed discussion of the above and other challenges and risks.

Corporate History and Structure

The following diagram illustrates our corporate structure, including all of our significant subsidiaries, as “significant” is defined under Section 1-02 of Regulation S-X under the Securities Act and certain other subsidiaries, as of the date of this prospectus.

Corporate Information

Our principal executive offices are located at Floor 16, Dushi Headquarters Building, No. 168 Middle Xizang Road, Shanghai, 200001, People’s Republic of China. Our telephone number at this address is + 86 185 0177 0425. Our registered office in the Cayman Islands is located at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Implications of Our Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of  (a) the last day of the fiscal year during which we have total annual gross revenue of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of the Class B Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Our Being a Foreign Private Issuer

We are incorporated under Cayman Islands law. Under the rules of the Securities and Exchange Commission, or SEC, we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Exchange Act. We are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are currently exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Our officers and directors will become subject to the insider reporting requirements under Section 16(a) of the Exchange Act on and after March 18, 2026, as amended by the Holding Foreign Insiders Accountable Act (HFIAA), which was signed into law on December 18, 2025.

Conventions Which Apply to This Prospectus

Unless otherwise stated or unless the context otherwise requires, in this prospectus:

●	“Able View,” “we,” “us,” “our”, “Company” and “our” refer to Able View Global Inc., a Cayman Islands exempted company, and its subsidiaries;

●	“China” or the “PRC”, in each case, means the People’s Republic of China, including Hong Kong and Macau. The term “Chinese” has a correlative meaning for the purpose of this prospectus.

●	“Class A Ordinary Shares” refer to our Class A ordinary shares, of nominal or par value US$0.0001 per share;

●	“Class B Ordinary Shares” refer to our Class B ordinary shares, of nominal or par value US$0.0001 per share;

●	“ordinary shares” refer to our Class A Ordinary Shares and Class B Ordinary Shares, of nominal or par value US$0.0001per share; and

●	“PRC Laws” means all the laws, administrative measures, regulations, rules promulgated in mainland China by the government of mainland China.

●	“PRC Operating Entities” means all the subsidiaries of Able View that are operating in PRC, including in mainland China and Hong Kong.

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to United States dollar(s), the legal currency of the United States.

The Offering

Units Offered by Us

[           ] Units on a firm commitment basis at an assumed public offering price of US$[           ] per Unit, which is based on the closing price of our Class B Ordinary Shares on Nasdaq on [ ], 2026. Each Unit consists of one Class B Ordinary Share, and one Warrant to purchase one Class B Ordinary Share.

The actual public offering price per Unit will be determined between the investors in the offering, along with consultation with the Underwriter, and may be at a discount to the current market price of our Class B Ordinary Shares. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final public offering price.

We are also offering to each purchaser whose purchase of Units would otherwise result in the purchaser’s, together with its affiliates, beneficial ownership exceeding 4.99% (or, at the election of the purchaser, up to 9.99%) of our outstanding Class B Ordinary Shares immediately following the consummation of this offering, the opportunity to purchase Units consisting of one Pre-funded Warrant and [ ] Warrants. Each Pre-funded Warrant will be exercisable for one Class B Ordinary Share. Subject to limited exceptions, a holder of Pre-funded Warrants will not have the right to exercise any portion of its Pre-funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, up to 9.99%) of the number of Class B Ordinary Shares outstanding immediately after giving effect to such exercise. The purchase price of each Unit including a Pre-funded Warrant will be equal to the price per Unit including one Class B Ordinary Share, minus $0.0001, and the exercise price of each Pre-funded Warrant will be $0.0001 per Class B Ordinary Share. The Pre-funded Warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the Pre-funded Warrants are exercised in full. For each Unit including a Pre-funded Warrant we sell, the number of Units including one Class B Ordinary Share that we are offering will be decreased on a one-for-one basis. The Class B Ordinary Shares and Pre-funded Warrants, if any, can each be purchased in this offering only with the accompanying Warrant as part of a Unit, but the components of the Units will immediately separate upon issuance. See “Description of Securities We Are Offering” in this prospectus for more information.

This prospectus also relates to the offering of the Class B Ordinary Shares issuable upon exercise of the Warrants and Pre-funded Warrants.

Ordinary Shares Issued and Outstanding Prior to This Offering	24,871,433 Class A Ordinary Shares, [ ] Class B Ordinary Shares

Ordinary Shares to be Outstanding Immediately After This Offering(1)

[            ] Class A Ordinary Shares

Assuming no issuance of Pre-Funded Warrants and no exercise of the Over-Allotment Option or the Representative Warrants: (i) [           ] Class B Ordinary Shares, assuming no exercise of the Warrants; or, (ii) at the assumed public offering price of $[ ] per Unit, if all of the Warrants offered to investors, in this offering are exercised on a zero cash basis after the second Reset Date, [ ] Class B Ordinary Shares. Assuming full exercise of the Over-Allotment Option, no issuance of Pre-funded Warrants, and no exercise of the Representative Warrants: (i) [ ] Class B Ordinary Shares, assuming no exercise of the Warrants; or (ii) at the assumed public offering price of $[ ] per Unit, if the Underwriter exercises the over-allotment in full and all of the Warrants offered to investors upon the exercise of the Underwriter’s over-allotment option are exercised on a zero cash basis, an aggregate of [ ] Class B Ordinary Shares could be issued upon such zero cash exercise without payment to the Company of any additional cash and a total of [ ] Class B Ordinary Shares would be outstanding.

Description of Warrants

The Warrants will have a five-year term, will be immediately exercisable after issuance and have an initial exercise price of $[*] per share (equal to 100% of the public offering price of each Unit sold in this offering). Each Warrant is exercisable for one Class B Ordinary Share, subject to adjustment in the event of stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting our Class B Ordinary Shares as described herein. This prospectus also relates to the offering of the Class B Ordinary Shares issuable upon exercise of the Warrants.

A holder of Warrants may, at any time following the closing of this offering and in its sole discretion, exercise its Warrants in whole or in part by means of a zero cash exercise price option, through which the holder will receive an aggregate number of Class B Ordinary Shares that equal to the product of (x) the aggregate number of Class B Ordinary Shares that would be issuable upon a cash exercise of the Warrant and (y) 2.0 without payment of additional consideration.

The exercise price for the Warrants will be adjusted downward on each of the 2nd and 5th trading day following the issuance date (each, a “Reset Date”) to the price that is equal to 70% and 50%, respectively of the initial exercise price, respectively (the “Basis Price”). If the exercise price is so adjusted on a Reset Date, the number of Ordinary Shares underlying the Warrants will also be proportionally increased on such Reset Date so that the applicable Reset Price multiplied by the increased number of Ordinary Shares equal the aggregate proceeds that would have resulted from the full exercise of the Warrants immediately prior to the applicable Reset Date.

Accordingly, we believe it is highly unlikely that a holder of the Warrants would pay an exercise price in cash to receive additional Class B Ordinary Share underlying the Warrants when the holder could instead choose the zero cash exercise option and pay no cash to receive more Class B Ordinary Shares than they would receive if they did pay an exercise price. As a result, we will likely not receive any additional funds and do not expect to receive any additional funds upon the exercise of the Warrants.

As an example, for each Unit that an investor purchases in this offering at the offering price of $[ ] per Unit, the investor will receive one Class B Ordinary Share and one Warrant each to purchase one Class B Ordinary Share at an initial exercise price of $[ ] per Class B Ordinary Share. Giving effect solely to the adjustment on the first Reset Date and not giving effect to the zero cash exercise option, on the first Reset Date, each Warrant will become exercisable for a maximum of [ ] Class B Ordinary Shares at an exercise price of $[ ] per Class B Ordinary Share. If such Warrant is then exercised at such time based on the zero cash exercise option, the Warrant would be exercisable into [ ] Class B Ordinary Shares. If the Warrant remains outstanding as of the second Reset Date, giving effect solely to the potential adjustment on the second Reset Date and not giving effect to the zero cash exercise option, on the second Reset Date, each Warrant will become exercisable for a maximum of [ ] Class B Ordinary Shares at an exercise price of $[ ] per Class B Ordinary Share. If such Warrant is then exercised at such time based on the zero cash exercise option, the Warrant would be exercisable into [ ] Class B Ordinary Shares. Accordingly, if all of the Warrants offered to investors in this offering are exercised on a zero cash basis, a maximum of [ ] Class B Ordinary Shares could be issued upon such zero cash exercise, without payment to the Company of any additional cash. For the avoidance of doubt, the lower the closing price of our Class B Ordinary Shares on the Nasdaq Capital Market immediately prior to the effectiveness of the registration statement of which this prospectus forms a part (which will be no more than the public offering price per Unit in this offering), the more shares that will be issuable pursuant to the Warrants as a result of each reset (subject to the restriction that in no event shall the exercise price of the Warrants be reduced on such reset dates below a floor price of $[ ] per share ).

For the avoidance of doubt, the lower that the stock price of our Class B Ordinary Shares is on the First Reset Date and Second Reset Date, as applicable, the more shares that will be issuable pursuant to the Warrants as a result of the each reset, subject to the floor price of [ ]% of the Nasdaq Official Closing Price on the date preceding execution of the underwriting agreement, which will not be more than the per unit offering price as it relates to the First Reset and the floor price of [ ]% of the Nasdaq Official Closing Price on the date preceding execution of the underwriting agreement as it relates to the Second Reset.

For more information regarding the Warrants, you should carefully read the section titled “Description of the Securities We Are Offering” in this prospectus.

Description of Representative Warrants	Each Representative Warrant will be exercisable to purchase one Class B Ordinary Share. Each Representative Warrant will have an initial exercise price of $[ ] per Class B Ordinary Share, will be exercisable upon issuance, and will expire five (5) years from the issuance date. The Representative Warrants are in substantially the same form as the Warrants. Accordingly, we believe it is highly unlikely that the Representative would pay an exercise price in cash to receive one Class B Ordinary Share when it could instead choose the zero cash exercise option and pay no cash to receive more Class B Ordinary Shares than they would receive if they did pay an exercise price. As a result, we will likely not receive any additional funds and do not expect to receive any additional funds upon the exercise of the Representative Warrants.

Over-Allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to forty-five (45) days after the effective date of this prospectus, permits the underwriters to purchase a maximum of [*] additional Class B Ordinary Shares and/or [*] additional Warrants to purchase Class B Ordinary Shares, or any combination thereof, as determined by the underwriters. If the underwriters exercise all or part of this option, they will purchase securities covered by the option at the public offering price that appears on the cover page of this prospectus, less underwriting discounts.

Voting Right	Each holder of Class B Ordinary Share is entitled to one vote per share.

Use of Proceeds	We expect to receive net proceeds of approximately US$[ ] from this offering [(approximately US$[ ] if the underwriters exercise their over-allotment option in full)], based upon an assumed public offering price of US$[ ] per Unit, after deducting the underwriters fees and estimated offering expenses of approximately US$[ ] payable by us. We currently intend to use the net proceeds of the offering for general corporate purposes, which may include information technology expenses, research and development expenses, capital expenditures and working capital _________. See “Use of Proceeds”.

Lock-up	We, each of our directors, officers and certain holders of 5% or more of our outstanding ordinary shares as of the effective date of the registration statement related to this offering, have agreed, for a period of six months after the closing of this offering, not to, except in connection with this offering, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any other securities convertible into or exercisable or exchangeable for ordinary shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares. See “Shares Eligible for Future Sales” and “Underwriting —Lock-Up Agreements”.

Nasdaq Capital Market Symbol	Our Class B Ordinary Shares and public warrants are listed on Nasdaq Capital Market under the symbols “ABLV” and “ABLVW”, respectively.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our securities.

(1)	Unless otherwise indicated, this prospectus excludes the following:

Name	Warrants Held	Expiration date	Exercise price (USD)
CEDE & CO	6,900,000	08/17/2028	$11.50
BRIGHT WINLONG LLC	341,500	08/17/2028	$11.50
Total	7,241,500

Except as otherwise noted, all information in this prospectus assumes: [(i) no sale of pre-funded warrants in this offering, which, if sold, would reduce the number of shares of Class B Ordinary Shares that we are offering on a one-for-one basis], [(ii) no exercise of the underwriters’ over-allotment option] and [(iii) no exercise of the Representative Warrants to be issued to the Representative in connection with this offering]

Risk Factors

An investment in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below and those described under the section captioned “Risk Factors” contained in our FY24 Annual Report and all other information contained or incorporated by reference into this prospectus and the documents incorporated by reference into this prospectus before making an investment in our securities. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs and, as a result, the market price and value of our securities could decrease and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. See “SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

If the e-commerce market in China does not grow, or grows more slowly than we expect, demand for our services and solutions could be adversely affected.

Able View, as a brand management partner, generates revenue from product sales by distributing and selling cross-border products from various global brand owners to Chinese consumers through e-commerce platforms, and therefore, continued demand from our existing and potential future brand partners to use our services and solutions depends on whether e-commerce market will continue to grow. Our future results of operations will depend on numerous factors affecting the development of the e-commerce industry in China, which may be beyond our control. These factors include:

●	the growth of internet, broadband, personal computer and mobile penetration and usage in China, and the rate of any such growth;

●	the trust and confidence level of online retail consumers in China, as well as changes in consumers’ demographics, tastes and preferences;

●	whether alternative retail channels or business models that better address the needs of consumers emerge in China; and

●	the development of fulfilment, payment and other ancillary services associated with online purchases.

If consumer’s utilization of e-commerce channels in China does not grow or grows more slowly than we expect, demand for our services and solutions would be adversely affected, our revenues would be negatively impacted and our ability to pursue our growth strategy would be compromised.

If the complexities and challenges faced by brand partners seeking to sell online diminish, or if our brand partners increase their in-house e-commerce capabilities as an alternative to our solutions and services, demand for our solutions and services could be adversely affected.

One of the key attractions of our solutions and services to brand partners is our ability to help cope with the complexities and difficulties they face in the e-commerce market in China. If the level of such complexities and difficulties declines as a result of changes in the e-commerce landscape or otherwise, or if our brand partners choose to increase their in-house support capabilities as an alternative to our e-commerce solutions and services, our solutions and services may become less important or attractive to our brand partners, and demand for our solutions and services may decline.

Our success is tied to the success of our existing and future brand partners for which we operate their brand e-commerce business, in addition to our ability to attract brand partners and customers.

Our success is substantially dependent upon the continued success of our current brand partners. As we continue to expand and optimize our brand partner base, our future success will also be tied to the success of our future brand partners. We cannot assure you that our efforts to attract new brand partners and optimize our brand partner base will continue being successful. If such efforts fail, it may have a material adverse impact on our business performance or results of operation. The retail business in China is intensely competitive. If our brand partners were to experience any significant decline in their brand reputations due to any reason, such as newly identified quality or safety issues or decreased popularity of their products, or if they were to have any financial difficulties, suffer impairment of their brands or if the profitability of, or demand for, their products decreases for any other reason, it could adversely affect our results of operations and our ability to maintain and grow our business. Our business could also be adversely affected if our brand partners’ product sales, marketing, brands or retail stores are not successful or if our brand partners reduce their marketing efforts.

If we are unable to retain our existing brand partners, our results of operations could be materially and adversely affected.

We provide service to help distribute and sell cross-border products from various global brand owners through e-commerce platforms for brand partners primarily pursuant to contractual arrangements with a term typically ranging from 12 to 36 months. The contract renewal process usually starts at the beginning of the next year, and takes around one month to negotiate the annual minimum purchase target. As of the date of this prospectus, the majority of our contracts with our brand partners have been renewed for the calendar year of 2026. Although we are fairly confident that we will be able to renew the contracts annually with these brand partners, there is possibility that these contracts may not be renewed or, if renewed, may not be renewed under the same or more favorable terms for us. We may not be able to accurately predict future trends in brand partners renewals, and our brand partners’ renewal rates may decline or fluctuate due to factors such as level of satisfaction with our capacities, as well as factors beyond our control, such as level of competition faced by our brand partners, their level of success in e-commerce and their spending levels.

In particular, some of our existing brand partners have had years of cooperation with us and we generated a significant portion of our net revenue through the sale of products from our brand partners in the stores operated by us. Net revenues related to our top three brand partners as ranked by net revenues comprised approximately 88%, 6% and 5% of our total net revenues from continuing operations, respectively, during the six months end June 30, 2025. We had 9 brand partners contributing all of our gross merchandise value (GMV) during the six months end June 30, 2025. For the six months end June 30, 2025, the products sales of one of Able View’s brand partner contributed over 10% of the Company’s revenue, Clarins, contributing 88%. If any brand partner terminates or does not renew its business relationship with us, our GMV may be materially and adversely affected. In the past, some brand partners did not renew their business relationships with us, and we cannot assure you that our existing brand partners will renew their business relationships with us in the future. If some of our existing brand partners, in particular brand partners with years of cooperation with us, terminate or do not renew their business relationships with us or renew on less favorable terms, and we do not acquire replacement brand partners or otherwise grow our brand partner base, our results of operations may be materially and adversely affected.

The non-compete provisions in some of our contracts with existing brand partners may restrict us from selling product of, or providing service to other brand partners, may negatively influence our development and expansion of our brand partner base.

Some of our contracts with existing brand partners were based on standard forms proposed by such brand partners that contain non-compete provisions prohibiting us from selling products of, or providing similar services to, competitors of such brand partners. Such provision has restricted and may continue to restrict the development and expansion of our business with some of our brand partners. As our business further expands, we may engage in business with multiple brand partners that may be in competition with each other and may be subject to similar non-compete restrictions requested from other existing brand partners or future brand partners. We cannot assure you that we will not be found to be in breach of such non-compete provisions with our existing or future brand partners if any of our brand partners brings claims against us for breach of such provisions. If any such claim is brought against us and we are found to be in breach of any non-compete provision, we may be subject to potential liabilities and penalties for breach of contracts, including liquidated damages and forfeiture of sales bonuses, and our brand partners may decide to terminate their contracts with us, which may cause us to lose revenue. As a result of such potential breach, our reputation, financial condition and results of operations may be materially and adversely affected.

In several of our contractual arrangements with our brand partners, there is a provision that specifies a sales volume target for us to fulfil within a certain period of time. If we fail to fulfill the sales target number, our brand partners have the right to unilaterally terminate the agreement, which may materially and adversely affect our business.

We may not be able to effectively manage the expansion of our business or optimally implement our business strategies.

To realize our mission of providing comprehensive brand management capabilities to our brand partners, we have expanded our business, and plan to continue expanding our business. We have been widening our relationships with existing brand partners to include more offerings, procuring new brand partners with different products, improving our logistic and fulfillment capabilities to support our expanded offering and growing through acquisitions of complementary businesses. This expansion has contributed to a heightened level of complexity of our business, in terms of both the type and scale of our operations, which may place a significant strain on our operational, financial and technical resources and increase demands on our management and employees. We cannot assure you that we will be able to manage our expansion successfully, and failure to do so may materially and adversely affect our business, financial condition and results of operations.

We are also continuously executing a number of growth initiatives, strategies and operating plans designed to enhance our business. The anticipated benefits from these efforts are based on assumptions that may prove to be inaccurate. Moreover, we may not be able to successfully complete these growth initiatives, strategies and operating plans and realize all of the benefits that we expect to achieve, such as expanding our product and service offerings, expanding our offline channel coverage, or it may be more costly to do so than we anticipate. In addition, profitability, if any, in the new areas that we expand into may be lower than the profitability in our existing business, and we may not be successful enough in these newer areas to recoup our investments in them. If any of these circumstances were to occur, our business, financial condition and results of operations may be materially and adversely affected.

If we fail to maintain our relationships with e-commerce channels or adapt ourselves to emerging e-commerce channels, or if e-commerce channels otherwise curtail or inhibit our ability to integrate our capabilities with their channels, our capabilities would be less appealing to existing and potential brand partners.

We generate substantially all of our revenues by distributing and selling cross-border products from various global brand owners to Chinese consumers from multiple e-commerce channels, including (i) via online marketplaces (ii) via distributors (iii) directly to end consumers from e-commerce stores operated by Able View. These e-commerce channels have no obligation to do business with us or to allow us to have access to their channels in the long term. If we fail to maintain our relationships with these channels, they may decide at any time and for any reason to significantly curtail or inhibit our ability to integrate our capabilities with their channels. A majority of our platform service agreements have been renewed on an annual basis.

Additionally, these channels may decide to make significant changes to their respective business models, policies, systems or plans, and those changes could impair or inhibit our ability or our partners’ ability to leverage our capabilities to sell their products on those channels, or may adversely affect the amount of GMV that our partners can sell on those channels, or otherwise reduce the desirability of selling on those channels. Further, any of these channels could decide to acquire capabilities that would allow them to compete with us. If we are unable to adapt to new e-commerce channels as they emerge, our capabilities may be less attractive to our partners. Any of these developments could have a material adverse effect on our results of operations.

If certain mainstream e-commerce channels, such as Tmall and JD.com., fail, we may be negatively influenced.

A significant portion of our GMV is derived from merchandise sold or services rendered on Tmall and JD.com, which comprise 21% and 33%, 24% and 21%, and 29% and 8%, respectively of our total GMV from continuing operations in 2022, 2023, and 2024, respectively. If e-commerce channels such as Tmall and JD.com are not successful in attracting consumers or their reputations are adversely affected for whatever reasons, our brand partners may have to cease to sell their products on these channels. As our results of operations rely on the sales performance on these e-commerce channels, a decrease in the use of these channels would reduce demands for our services, and we may have to push for more sales in other channels, which requires search and transition time. Therefore, we cannot assure you that our business and results of operations will not be negatively influenced in the short term if such situation arises.

A variable portion of the revenues we generate from certain brand partners is based upon the amount of GMV, and any change to such pricing mechanism may adversely affect our financial results.

A portion of the revenues we generate from certain brand partners is variable based on GMV generated through such partners’ online stores that we operate, based on terms we negotiate with the brand partners. If that GMV were to decline, does not grow as expected, or if our partners demand pricing terms that do not provide for variability based on the value of purchases transacted and settled on the stores operated by us, our revenue, profitability and business prospects may be adversely affected.

In addition, the ratio of our revenues as a percentage of GMV generated through the online stores that we operate for brand partners could vary as their bargaining power increases or our service scope reduces, which could adversely affect our financial results. We also intend to focus on high quality GMV categories. Although we are focused on achieving a higher ratio of our revenues as a percentage of GMV generated through the partners’ online stores that we operate, there is no guarantee that we will successfully achieve this and our failure to do so could adversely affect our financial results.

We may not be able to compete successfully against current and future competitors.

We face intense competition in the market for being comprehensive brand management partner, and we expect competition to continue to intensify in the future. Our contracts with our brand partners are generally not written on an exclusive basis and we generally do not have contractual rights to exclude other agents to sell the products of our brand partners under the distribution model. As a result, once brand partners decide to switch part of their products sales to our competitors, we may face competitions with other brand management providers that our brand partners work with. Increased competition may result in reduced pricing for providing the products or a decrease in our market share, any of which could negatively affect our ability to retain existing brand partners and attract new brand partners, our future financial and operating results, and our ability to grow our business.

A number of competitive factors could cause us to lose potential sales including:

●	Potential brand partners may choose to use or develop applications or build e-commerce teams or infrastructures in-house, rather than engage us for product sales and brand management;

●	The e-commerce channels themselves, which typically offer, often free, software tools that allow brand partners to connect to the e-commerce channels, may decide to compete more vigorously with us;

●	Competitors may adopt more aggressive pricing policies and offer more attractive sales terms, adapt more quickly to new technologies and changes in brand partners’ requirements, and/or devote greater resources to the promotion and sales than we can;

●	Current and potential competitors may offer software or services that addresses one or more online channel management and logistics functions at a lower price point or with greater depth than our solutions and may be able to devote greater resources to those than we can; and

●	Software vendors could bundle channel management solutions with other solutions or offer such products at a lower price as part of a larger product sale.

In addition, competition may intensify as our competitors raise additional capital and as established companies in other market segments or geographic markets expand into our market segments or geographic markets. If we cannot compete successfully against our competitors, our business and our operating and financial results could be adversely affected.

Material disruption of e-commerce channels could prevent us from providing services to our brand partners and reduce sales in stores operated by us.

E-commerce channels could cease operations unexpectedly due to a number of events, including interruptions in telecommunication services, computer viruses or unlawful access to e-commerce channels. Any material channel downtime or disruption could prevent us from providing services to our brand partners and reduce sales in stores operated by us. If one or more of the e-commerce channels we operate on experience downtime or disruption, the adverse effects of such downtime and disruption could be significant to our operations as a whole.

The proper functioning of the technology platforms provided by third parties is essential to our business. Any failure to maintain the satisfactory performance of such platform could materially and adversely affect our business and reputation.

The satisfactory performance, reliability and availability of the technology platforms provided by third parties are critical to our success and our ability to attract and retain brand partners and provide quality customer services. Any system interruptions caused by telecommunications failures, errors encountered during system upgrades or system expansions, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of the technology platform, degraded order fulfillment performance, or additional shipping and handling costs may, individually or collectively, materially and adversely affect our business, reputation, financial condition and results of operations.

We use platforms and applications provided by third parties, such as those provided by Tmall and JD to manage and operate our business, which we regard to be the best method to maximize our profitability. If any of these platforms fails, becomes disabled or is disrupted, even for a limited period of time, our businesses may be disrupted and we could suffer financial loss, liability to clients, loss of clients, or damage to our reputation, any of which could have a material adverse effect on our results of operation or financial condition. In addition, these third-party providers may cease providing us the access to use the platforms, elect to not renew their agreements with us on commercially reasonable terms or at all, breach their agreements with us or fail to satisfy our expectations, which could adversely impact our operations and require us to incur costs which could materially adversely affect our results of operation or financial condition.

In addition, any system failure or interruption could cause material damage to our reputation and brand image if our systems are perceived to be insecure or unreliable. The servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill consumers’ orders. Security breaches, computer viruses and hacking attacks have become more prevalent in our industry. We have experienced system failure and interruption in the past and may experience in the future such attacks and unexpected interruptions. We can provide no assurance that the current security mechanisms will be sufficient to protect the IT systems we are using from any third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such future occurrences could materially and adversely affect our business, reputation, financial condition and results of operations.

Additionally, system upgrade and improvement are essential to support our business growth, and failure to do so could impede our growth. However, we cannot assure you that these third-parties who provide us the access to the platforms will be executing these system upgrades and improvement strategies in a timely fashion, or succeed in doing so at all. In particular, the systems may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis, or at all. If the technology platform we are using or will use does not function properly, it could cause system disruptions and slow response times, affecting data transmission, which in turn could materially and adversely affect our business, financial condition and results of operations.

We also rely on technologies that we license from third parties, such as Microsoft, Adobe and certain management information systems. These licenses may not continue to be available to us on commercially reasonable terms or at all in the future. As a result, we may be required to obtain substitute technologies. There is no assurance that we will be able to obtain such substitute technologies on commercially reasonable terms, or at all, which could negatively affect the functionality of our technology platform and our business operations.

We have experienced substantive growth over the past year, and failure to manage our growth and return to or maintain profitability could harm our business and prospects.

We have experienced substantive growth over the past year. For the six months ended June 30, 2025, we recorded net income of US$3.42 million, which is comprised of US$3.6 million from the disposal of Shanghai Jingyue and US$0.2 million loss from continuing operations. It represents a significant improvement of approximately 154% from the net loss of US$6.34 million for the same period in 2024. However, there is no assurance that we will be able to maintain our historical growth rates in future periods. Our revenue growth may slow or our revenues may decline for many reasons, including competition, slower growth of the China retail or China online retail sales, fulfillment bottlenecks, emergence of alternative business models, changes in government policies and other general economic conditions.

Our growth has placed, and continues to place, significant strain on our management and resources. We anticipate that we will need to implement new or upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We also need to expand, train, manage and motivate our workforce and manage our relationships with our partners, suppliers, third-party merchants and other service providers. To return to or maintain profitability, we must implement such upgrades, manage our workforce cost-effectively and manage our cost of products and operating expenses. We cannot assure you that we will be able to manage our growth or return to or maintain profitability or execute our strategies effectively, and any failure to do so may have a material adverse effect on our business and prospects. Accordingly, our historical performance may not be indicative of future operating results.

Our results of operations are subject to fluctuations due to the seasonality of our business and other events.

We expect to experience seasonal fluctuations in our revenues. These seasonal patterns have caused and will continue to cause fluctuations in our operating results. Our results of operations historically have been seasonal primarily because consumers increase their purchases during particular promotional activities, such as Singles Day (an online sales promotions event that falls on or around November 11 each year) promotion and the impact of seasonal buying patterns within certain categories such as sunscreen. In addition, we generally experience a lower level of sales activity in the first quarter due to the Chinese New Year holiday, during which consumers generally spend less time shopping online and businesses in China are generally closed.

In anticipation of increased sales activity during peak seasons, we increase our inventory levels and incur additional expenses. If our seasonal revenues are below expectations, our operating results could be below the expectations of securities analysts and investors. Due to the nature of our business, it is difficult to predict the impact of this seasonality on our business and financial results. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel, customer service operations, fulfillment operations and shipment activities and may cause a shortfall in revenues compared to expenses in a given period. As a result, the trading price of our ordinary shares may fluctuate from time to time due to seasonality.

In addition, if too many consumers access the online stores operated by us within a short period of time due to increased promotions or other demand surges, we may experience system interruptions that make such online stores unavailable or prevent us from transmitting orders to our fulfillment operations. Any such system interruptions may reduce the volume of transactions in the stores that we operate as well as the attractiveness of such online stores to consumers. In anticipation of increased sales activity during peak seasons, we and our brand partners increase our inventory levels. If we and our brand partners do not increase inventory levels for popular products in sufficient amounts or are unable to restock popular products in a timely manner, we and our brand partners may fail to meet customer demand which could reduce the attractiveness of such online stores. Alternatively, if we overstock products, we may be required to take significant inventory markdowns or write-offs under the distribution model, which could reduce profits. Either of these outcomes may lead our brand partners to reduce their engagement with us.

Our substantial level of indebtedness could adversely affect our financial condition.

We have a substantial amount of short term indebtedness at various interest rates. As of June 30, 2025, we had a total short term indebtedness liability of approximately $9.2 million and total long term indebtedness liability of approximately $3.6 million, relative to a six-month net income of approximately $3.4 million in the six months ended at the same date and a total liability of approximately $29 million as of the same date. This short term indebtedness includes short term borrowings from banks, financial institutions, third parties and related parties.

During the six months ended June 30, 2025 and the twelve months ended December 31, 2024, the Company borrowed $11.4 million and $33.4 million from a bank, respectively, with maturity dates due through August 2025. In August 2025, the maturity dates were extended to August 2026 under the same terms. The borrowings bore interest rates ranging between 3.5% and 7.0% per annum. For the six months ended June 30, 2025 and the twelve months ended December 31, 2024, the Company repaid borrowings of $12.5 million and $32.3 million, respectively. The short-term loans were pledged by the accounts receivables due from customers.

During the twelve months ended December 31, 2024, the Company entered into loan agreements with CTBC Bank Co., Ltd., Hong Kong Branch. Pursuant to the loan agreements, the Company borrowed $4.9 million from the bank. The maturity dates were extended to August 2026 under the same terms. The borrowings bore interest rates ranging between 5.8% and 6.1% per annum. For the twelve months ended December 31, 2024, the Company did not repay the borrowings. For the six months ended June 30, 2025, the Company did not borrow from or repay to the bank.

During the six months ended June 30, 2025, the Company entered into loan agreements with one financial institution, pursuant to which the Company borrowed approximately $3.0 million from the financial institution with maturity dates through June 2026. The borrowings bore interest rates of 9% per annum. For the six months ended June 30, 2025, the Company repaid borrowings of $0.7 million to the financial institution.

Our substantial level of indebtedness could have important consequences, including the following:

●	we must use a substantial portion of our cash flow from operations to pay interest and principal on these loans, which will reduce funds available to us for other purposes such as working capital, capital expenditures, other general corporate purposes and potential acquisitions;

●	our ability to refinance such indebtedness or to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

●	we will be exposed to fluctuations in interest rates and currency exchange rates;

●	our leverage may be greater than that of some of our competitors in the same markets, which may put us at a competitive disadvantage and reduce our flexibility in responding to current and changing industry and financial market conditions;

●	we may be more vulnerable to the economic downturns and adverse developments in our business;

●	we may be unable to comply with financial and other restrictive covenants in our debt agreements, which could result in an event of default that, if not cured or waived, may result in adverse effect on our business and prospects, and force us into bankruptcy or liquidation; and

●	in the event of insolvency, liquidation, reorganization, dissolution or other winding up of our business, if there are not sufficient assets remaining to pay all creditors, then all or a portion of the amounts due on some of our indebtedness then outstanding may remain unpaid.

We may incur substantial additional indebtedness in the future, subject to the restrictions contained in our existing indebtedness. For example, we may incur additional debt to fund our business and strategic initiatives. If we incur additional debt and other obligations, the risks associated with our leverage and the ability to service such debt would increase.

Our ability to meet expenses, to remain in compliance with our covenants under our debt arrangements and to make future principal and interest payments in respect of our debt arrangements depends on, among other things, our operating performance, competitive developments and financial market conditions, all of which are significantly affected by financial, business, economic and other factors. We are not able to control many of these factors. Accordingly, our cash flow may not be sufficient to allow us to pay principal and interest on our debt and meet our other obligations. If we are unable to obtain funding in a timely manner or on commercially acceptable terms, we may not be able to meet our payment obligations under our indebtedness.

If we fail to manage our accounts receivable effectively or fail to collect our accounts receivable, our results of operations, financial condition and liquidity may be materially and adversely affected.

We generally receive funds which is created by our flagship online stores from the e-commerce platforms within one month, and from other e-commerce platforms and third-party distributor within one to two months after online consumers have confirmed receipt of goods. We normally provide our brand partners with a credit period of one month to four months. As of June 30, 2025 and December 31, 2024, our accounts receivable due from third parties amounted to $16.2 million and 15.0 million, respectively. As of June 30, 2025 and December 31, 2024, our accounts receivable turnover days were 63 days and 39 days, respectively. The amount and turnover days of our accounts receivable may increase in the future, which will make it more challenging for us to manage our working capital effectively and our results of operations, financial conditions and liquidity may be materially and adversely affected. In addition, if some brand partners refuse to settle their accounts receivable, we may need to initiate legal proceedings for collection. There is no guarantee that we will finally collect such accounts receivable.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

We assume inventory ownership of the products of all of our brand partners and thus are subject to inventory risk. We deploy different strategies to deal with non-seasonal and seasonal demands and make adjustments to our procurement plan in order to minimize the chance of excess unsold inventory and manage our product costs. Demand for products, however, can change significantly between the time inventory is ordered and the date by which we target to sell it. Demand may be affected by seasonality, new product launches, fashion trends, changes in product cycles and pricing, product defects, changes in consumer spending patterns and habits, changes in consumer tastes with respect to our products and other factors. In addition, when we begin selling a new product, it may be difficult to determine appropriate product selection and accurately forecast demand.

Our inventories were $9.3 million and $6.3 million as of June 30, 2025 and December 31, 2024, respectively. The increase in inventory balance was due to (i) strategic inventory purchases in June to secure volume-based rebates from a key supplier, representing approximately $4.6 million of the increase, and (ii) seasonal stocking for anticipated higher demand in the second half of 2025, particularly for holiday-season beauty products, partially offset by a decrease of other cosmetics products of approximately $1.6 million. Our inventory turnover days were 37 days and 51 days in the six months ended June 30, 2025 and 2024, respectively. Inventory turnover days for a given period are equal to the average inventory balances as of the beginning and the end of the period divided by total cost of products during the period and multiplied by the number of days during the period.

We cannot assure you that we will be able to effectively manage our inventories and product costs. The amount and turnover days of our inventories may increase in the future, which will make it more challenging for us to manage our working capital effectively. If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. Our inventory may also be damaged due to natural disasters or accidents, such as fire accidents. In addition, we may be required to lower sale prices in order to reduce inventory level, which may lead to lower margins. Any of the above may materially and adversely affect our results of operations and financial condition.

On the other hand, if we underestimate demand for our products, or if our brand partners under the distribution model fail to supply quality products in a timely manner or if there is any natural disaster or outbreak of pandemic or epidemic that disrupts supply chain, we may experience inventory shortages, which might result in missed sales, diminished brand loyalty and lost revenues, any of which could harm our business and reputation.

We rely on marketing and promotional arrangements we signed with online services, search engines, and other websites to drive traffic to the stores we operate and for our other customers. If we are unable to enter into or properly maintain and manage these marketing and promotional arrangements, our ability to generate revenue could be adversely affected.

We have entered into marketing and promotional arrangements with online services, search engines, and other websites to provide content, advertising banners and other links to our brand partners’ e-commerce businesses. We expect to rely on these arrangements as significant sources of traffic to our brand partners’ e-commerce businesses and to attract new brand partners. We also provide digital marketing services to our other customers. If we are unable to maintain these relationships or enter into new arrangements on acceptable terms, our ability to attract new brand partners and new customers could be harmed. Further, many of the parties with which we may have online advertising arrangements provide advertising services for other marketers of goods. As a result, these parties may be reluctant to enter into or maintain relationships with us. Failure to achieve sufficient traffic or generate sufficient revenue from purchases originating from third parties may limit our brand partners’ and our ability to maintain market share and revenue and affect our profitability. Moreover, if we are unable to manage and conduct marketing and promotional activities for our clients cost-effectively, they may turn to other alternatives, reducing our revenues and potentially materially adversely affecting our business and reputation.

We may not be able to respond to rapid changes in e-commerce platform’s developments.

The e-commerce marketplace is characterized by rapid technological changes and frequent changes in rules, specifications and other requirements for our brand partners to be able to sell their merchandise on particular channels. Our ability to retain and attract brand partners depends in large part on our ability to improve our existing capabilities and introduce new practices that can adapt quickly to the emerging channels, such as Douyin and Xiaohongshu, and these changes in channel technologies. To achieve market acceptance for our practices, we must effectively anticipate and conduct activities that meet emerging channels and frequently changing channel requirements in a timely manner. If we fail to do so, our ability to renew our contracts with existing brand partners will be impaired.

If we and our brand partners fail to anticipate changes in consumers’ buying preferences and adjust product offering and merchandising of the stores that we operate accordingly, our results of operation may be materially and adversely impacted.

Our success depends, in part, upon our ability and our brand partners’ ability to anticipate and respond to consumer trends with respect to products sold through the stores that we operate and other channels we distribute products to. Constantly changing consumer preferences have affected and will continue to affect the retail industry. We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential consumers. Our dedicated online store operation teams work closely with our brand partners to manage inventory and site content of the brand stores that we operate. In order to be successful, we and our brand partners must accurately predict consumers’ tastes and avoid overstocking or understocking products. If we or our brand partners fail to identify or respond to changes in merchandising and consumer preferences, sales on our brand partners’ e-commerce businesses could suffer and we or our brand partners could be required to mark down unsold inventory, which could negatively impact our financial results.

Any deficiencies in China’s telecommunication infrastructure could impair our ability to conduct e-commerce and materially and adversely affect our results of operations.

Our business depends on the performance and reliability of the telecommunication infrastructure in China. The availability of the technology platforms provide by third parties depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. Almost all access to the internet and mobile network is maintained through state-owned telecommunication carriers under administrative control, and we obtain access to end-user networks operated by such telecommunications carriers and service providers to present our internet platform to consumers. We have experienced service interruptions in the past, which were typically caused by service interruptions at the underlying external telecommunications service providers, such as the internet data centers and broadband carriers from which we lease services. Service interruptions prevent brand partners from utilizing our technology platform, and frequent or extended interruptions could frustrate consumers and discourage them from attempting to place orders, which could cause us and our brand partners to lose consumers and adversely affect our results of operations.

Software failures or human errors could cause us to oversell our brand partners’ inventory or misprice their offerings, which would hurt our reputation.

We, on behalf of our brand partners, automate the allocation of the inventories simultaneously across multiple online channels, as well as to ensure that the sales comply with the policies of each channel. In the event that our automated allocations do not function properly, or if there are human errors on the part of our service staff, we may sell more inventories than we actually have in stock or make sales that violate channel policies. Errors in the software we use or human error could cause transactions to be incorrectly processed that would cause GMV and our fees to be overstated. We have experienced rare instances of such errors in the past and might experience similar occurrences in the future which could hurt our business reputation. Brand partners could also seek recourse against us in these cases.

Any interruption in our fulfillment operations for an extended period may have an adverse impact on our business and financial condition.

Our ability to process and fulfill orders accurately depends on the smooth operation of our fulfillment and warehousing network. Warehouses rent by us may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, human error and other events. If any of our fulfillment and logistics infrastructures were rendered incapable of operations, then we may be unable to fulfill any orders from the affected infrastructure. We do not carry business interruption insurance to protect us from natural disasters and force majeure risks, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

We depend on third-party delivery service providers to deliver products to consumers, and if they fail to provide reliable delivery services our business and reputation may be materially and adversely affected.

We rely on third-party delivery service providers to deliver products to consumers, and any major interruptions to or failures in these third parties’ delivery services could prevent the timely or successful delivery of products. These interruptions may be due to unforeseen events that are beyond our control or the control of these third-party delivery companies, such as inclement weather, natural disasters, transportation interruptions, fire incidents, labor unrest or shortage, pandemics or epidemics. If products are not delivered on time or are delivered in a damaged state, consumers may refuse to accept products and may claim refund from us or our brand partners, and brand partners and consumers may have less confidence in our services. As a result, we may lose brand partners, and our financial condition and reputation could suffer.

Our service partners’ failure to effectively manage the capacity and utilization of the warehouse we use could have a material adverse effect on our business and results of operation.

As of the date of this prospectus, all of our warehouses are operated and managed by third parties, which we engage with through several service agreements. These service partners may not be able to effectively manage our inventories or timely provide enough space for our storage, and we may have to enforce the agreements through legal remedies, which may be expensive and costly. If they fail to effectively manage the warehouse facilities, we may have to find more service partners to provide similar services, and our costs will rise as a percentage of revenue. In addition, since we operate the warehouse through our services providers relying on service agreements, we cannot control the method on how they manage the warehouse and our inventories, and if their management cannot satisfy or sudden incident occur during their management, we may be forced to switch to other warehouses managed by other services providers. We cannot assure we are able to find substitute immediately. There can be no assurance that failure to manage our warehouse capacity and utilization will not have a material adverse effect on our business and results of operation.

We are subject to third-party payment processing related risks.

We accept payments using a variety of methods, including online payments with credit cards and debit cards issued by major banks in China, payment through third-party online payment platforms such as Alipay and WeChat Pay, and payment on delivery. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profitability. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment and payment on delivery options. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from consumers, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

If we are unable to provide high-quality customer service, our business and results of operations may be materially and adversely affected.

We depend on our customer service representatives in our customer service center to provide live assistance to customers. If our online customer service representatives fail to satisfy the individual needs of consumers, the sales of our brand partners’ products could be negatively affected, and we may lose potential or existing brand partners, which could have a material adverse effect on our business, financial condition and results of operations. In addition, our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.

Negative publicity, including negative internet postings, about us, our Able View brand, management, brand partners and product offerings may have a material adverse effect on our business, reputation and the trading price of our ordinary shares.

Negative publicity about us, our Able View brand, management, brand partners and product offerings may arise from time to time. Negative comments about the stores operated by us, products offered in such stores, our business operation and management may appear in internet postings and other media sources from time to time and we cannot assure you that other types of negative publicity of a more serious nature will not arise in the future. For example, if our customer service representatives fail to satisfy the individual needs of our consumers, our consumers may become disgruntled and disseminate negative comments about our product offerings and services. In addition, our brand partners may also be subject to negative publicity for various reasons, such as consumers’ complaints about the quality of their products and related services or other public relation incidents of such brand partners, which may adversely affect the sales of products of these brand partners in the stores operated by us and indirectly affect our reputation.

Moreover, negative publicity about other online retailers or brand management player in China may arise from time to time and cause consumers and suppliers to lose confidence in the products and services we offer. Any such negative publicity, regardless of veracity, may have a material adverse effect on our business and financial results, our reputation and the trading price of our ordinary shares.

If counterfeit products are sold in the stores we operate or other channels where the products are distributed, our reputation and financial results could be materially and adversely affected.

We represent reputable brands, and we source goods from our brand partners directly or through third party procurement agents authorized by our brand partners. However, their measures of safeguarding against counterfeit products may not be adequate. Although we have indemnity clauses in most of our contracts with our brand partners, sales could decline and we may suffer reputational harm. We may be subject to sanctions under applicable laws and regulations if we are deemed to have participated or assisted in infringement activities associated with counterfeit goods, which may include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability, depending on the gravity of such misconduct. Furthermore, counterfeit products may be defective or inferior in quality as compared to authentic products and may pose safety risks to consumers. If consumers are injured by counterfeit products sold through the stores we operate or the platform we operated, we may be subject to lawsuits, severe administrative penalties and criminal liability. We believe our reputation is extremely important to our success and our competitive position. The discovery of counterfeit products sold through the stores we operate or the platform we operated may severally damage our reputation among brand partners, and they may refrain from using our services in the future, which would materially and adversely affect our business operations and financial results.

Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with PRC Laws and regulations may have a material and adverse impact on our business, financial condition and results of operations.

Our mainland China subsidiaries are subject to supervision and regulation by relevant PRC government authorities, including without limitation the Ministry of the Commerce, or the MOFCOM, the Ministry of Industry and Information Technology, or the MIIT, the State Administration for Market Regulation, or the SAMR and National Medical Products Administration. These government authorities promulgate and enforce regulations that cover many aspects of online retailing and distribution of products such as food and medical devices, including scope of permitted business activities, licenses and permits for business operation, and restriction on foreign investments. Meanwhile, the brand partners we partner with are also obliged to hold licenses and meet regulatory requirements in order to sell products themselves or through our e-commerce capabilities. While we currently hold all material licenses and permits required for our business operations, we cannot assure you that we will be able to renew these licenses and permits upon their expiration or to expand the current business scope of these licenses and permits when required, obtain any license or permit that is in application, or obtain new licenses or permits in the future as a result of our business expansion, change in our business operations or change in laws and regulations applicable to us.

As e-commerce business via internet and mobile network is still evolving in China, new laws and regulations may be adopted from time to time, and substantial uncertainties exist regarding interpretation and implementation of current and future PRC Laws and regulations applicable to our business operations. We cannot assure you that our current business activities will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. For example, the MIIT released the new Classified Catalog of Telecommunications Services, or the Telecommunication Catalog, on December 28, 2015, which came into effect on March 1, 2016 and later amended on June 6, 2019 and specifies that information services provided through mobile networks are recognized as internet information services. According to relevant MIIT rules, service providers, like operators of mobile application stores, will be required to meet certain qualifications, including obtaining a value-added telecommunication license, or a VAT License, covering internet information services rendered through mobile network, or an ICP License. In addition, according to the Telecommunication Catalog and other MIIT rules, operating a marketplace platform that connects sellers and buyers is categorized as online data processing and transaction processing services, and therefore such service providers are required to obtain a VAT License covering online data processing and transaction processing services. Given that the current business conducted by our PRC Operating Entities does not involve in operating a marketplace platform or providing any services concerning online data processing and transaction processing, we are not required to obtain the VAT License or ICP License. However, we cannot assure you that our current business activities will not be required to obtain such licenses in the future due to changes in the relevant MIIT laws and regulations or the authorities’ interpretation of these laws and regulations. With the expansion of our business in the future, we may be required to obtain other required licenses or expand the current scope of the licenses we hold to cover internet information services rendered through mobile networks or to cover other scopes such as online data processing and transaction processing service (in addition to operational e-commerce) that may be required by the government authorities from time to time.

Our business as operated by our Hong Kong subsidiaries is also subject to supervision and regulation by relevant government authorities in Hong Kong, including without limitation the Companies Registry and Business Registration Office, which, among other things, require us to complete certain registrations and to obtain various licenses and permits for our operations. As of the date of this prospectus, our Hong Kong subsidiaries is not required to obtain any special licenses and permits other than certificates of incorporation and business registration certificates, which are basic corporate documents for each company. While we currently hold all licenses and permits required for our business operation in Hong Kong, we cannot assure you that we will be able to renew these licenses and permits upon their expiration or to expand the current business scope of these licenses and permits when required, obtain any license or permit that is in application, or obtain new licenses or permits in the future as a result of our business expansion, change in our business operations or change in laws and regulations applicable to us.

If we fail to adapt to any new regulatory requirement or any competent government authority considers that we operate our business operation without any requisite license, permit or approval, or otherwise fail to comply with applicable regulatory requirements, we may be subject to administrative actions and penalties, including fines, confiscation of our incomes, revocation of our licenses or permits, or, in severe cases, cessation of certain business. In addition, if our brand partners are found by government authorities to have operated their business through us without requisite approvals, licenses or permits or otherwise to be in violation of applicable laws and regulations, they may be ordered to take rectification actions. Any of these actions may have a material and adverse effect on our business, financial condition and results of operations.

Our leased property interests may be defective and our right to lease and use the properties affected by such defects may be challenged, or we may fail to extend or renew our current leases or locate desirable alternatives for our facilities on commercially acceptable terms, which could cause significant disruption to our business.

We lease 2 premises in mainland China for our offices, as of the date of this prospectus. Some of the lessors of these leases have not provided us with sufficient documents to prove their ownership of the premises or their rights to lease the premises to us for our intended use. We may not be able to maintain such leases if the lessors are not legal owners of the properties or do not have competent authorizations from the legal owners of the properties or have not obtained requisite governmental approvals in respect of our leases. In addition, we cannot assure you that we will be able to successfully extend or renew our leases upon expiration of the current term or locate desirable alternatives for our facilities on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. Pursuant to the Administrative Measure for Commodity House Leasing, the parties to house leasing shall, within 30 days after the execution of the house leasing contract, submit the house leasing registration and filing formalities at the relevant construction or real estate administrative department at the place where the leased house is located. Otherwise, anyone failing to complete the leasing registration and filing will be ordered to make corrections within a prescribed time limit and/or be subject to a fine ranging from RMB 1,000 (approximately USD140) to RMB 10,000 (approximately USD1,403) if we fail to make corrections within such prescribed time limit. A substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by the PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities. As of the date of this prospectus, we are not aware of any actions, claims or investigations being contemplated by government authorities with respect to the defects in our leased real properties or any challenges by third parties to our use of these properties. However, if third parties who purport to be property owners challenge our right to use the leased properties, we cannot assure you that we will be able to successfully protect our leasehold interest, to extend or renew our leases upon expiration of the current term or locate desirable alternatives for our facilities on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations, which would in turn materially and adversely affect our business and operating results.

In addition, we may acquire certain land use right and titles in the relevant buildings for business operation purposes from time to time. Our use of the land and buildings we acquired may not be consistent with their approved usage, and some approvals, licenses and permits may be yet to be obtained for the construction and continuous use of such buildings. We cannot assure you that we will be able to successfully remedy the defects or obtain all the requisite approvals, licenses or permits. These could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of certain sizes. As a result, even if we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

We may be subject to product liability claims that could be costly and time-consuming.

We sell products manufactured by third parties, some of which may be defective. If any product that we sell were to cause personal injury or injury to property, the injured party or parties could bring claims against us as the retailer of the product. These claims will not be covered by insurance as we do not maintain any product liability insurance. Similarly, we could be subject to claims that consumers of the online stores operated by us were harmed due to their reliance on our product information, product selection guides, advice or instructions. If a successful claim were brought against us, it could adversely affect our business. We may have the right under applicable laws, rules and regulations to recover from the relevant brand partners’, manufacturers’ or distributors’ compensation that we are required to make to consumers or end users in connection with a product liability, personal injury or a similar claim, if such relevant party is found responsible. However, there can be no assurance that we will be able to recover all or any amounts from these parties. We may encounter some call back of the products sold to consumers due to defective products, which may cause adverse effect on our operations. Any future product liability claim or large scale of call back due to defective products discovered, regardless of its merit or success, could result in the expenditure of funds and management time, adverse publicity and reputational harm and could have a negative impact on our business and financial condition.

We depend on key management as well as experienced and capable personnel generally, and any failure to attract, motivate and retain our staff could severely hinder our ability to maintain and grow our business.

Our future success is significantly dependent upon the continued service of our key executives and other key employees. If we lose the services of any member of management or key personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth.

Competition for talent in China is intense, and the availability of suitable and qualified candidates in China is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. Even if we were to offer higher compensation and other benefits, there is no assurance that these individuals will choose to join or continue to work for us. Any failure to attract or retain key management and personnel could severely disrupt our business and growth.

If we are unable to recruit, train and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, fulfillment, marketing and other operational personnel with experience in the e-commerce industry. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Particularly, our fulfillment infrastructure is labor intensive and requires a substantial number of blue-collar workers, and these positions tend to have higher than average turnover. We may need to but may be unable to hire additional employees in connection with the strengthening of our fulfillment capabilities.

We have observed an overall tightening of the labor market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated warehousing, delivery and other labor support may lead to underperformance of these functions and cause disruption to our business. Labor costs in China have increased with China’s economic development, particularly in the large cities where we operate our fulfillment centers and more generally in the urban areas where we maintain our delivery and pickup stations. It is also costly to employ qualified personnel who have the knowledge and experience of working with leading global brands. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all, and rapid expansion may impair our ability to maintain our corporate culture.

Our business generates and processes a large amount of data, and the improper storage, use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.

Our business generates and processes a large quantity of personal, transaction, demographic and behavioral data. We face risks inherent in handling and protecting large volumes of data. In particular, we face challenges relating to data derived from transactions and other activities on our platform, including:

●	protecting data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

●	addressing data privacy, security and other concerns; and

●	complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our consumers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online retail and other online services generally.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. On July 1, 2015, the Standing Committee of the National People’s Congress, or the SCNPC promulgated the National Security Law of the PRC, or the New National Security Law, which took effect on the same date and replaced the former National Security Law promulgated in 1993. The New National Security Law covers various types of national security including technology security and information security. According to the New National Security Law, the state shall ensure that the information system and data in important areas are secure and controllable. In addition, according to the New National Security Law, the state shall establish national security review and supervision institutions and mechanisms, and conduct national security reviews of key technologies and IT products and services that affect or may affect national security. In particular, we are legally obligated under the New National Security Law to safeguard national security by, for example, providing evidence related to activities endangering national security, providing convenience and assistance for national security work, and providing necessary support and assistance for national security institutions, public security institutions as well as military institutions. As such, we may have to provide data to PRC government authorities and military institutions for compliance with the New National Security Law, which may increase our expenses and subject us to negative publicity that could harm our reputation with users and negatively affect the trading price of our ordinary shares. In addition, on June 10, 2021, the SCNPC promulgated the Data Security Law of the PRC, or the Data Security Law, which took effect on September 1, 2021. The Data Security Law provides a national security review procedure for those data activities that may affect national security, and imposes export restrictions on certain data and information. As of the date of this prospectus, there are uncertainties on how the New National Security Law will be implemented in practice. PRC regulators, including the SCNPC, the MIIT and the Cybersecurity Administration of China, or the CAC, have been increasingly focused on regulation in the areas of data security and data protection. For example, on November 7, 2016, the SCNPC promulgated the Cybersecurity Law of the PRC, or the Cybersecurity Law, which became effective on June 1, 2017, strengthens the administration on cyber security. See “Substantial uncertainties exist with respect to the Cybersecurity Law and the impact it may have on our business operations.” The Data Security Law sets forth data security and privacy related compliance obligations on entities and individuals carrying out data related activities. The Data Security Law also introduces a data classification and layered protection system based on the importance of data and the degree of impact on national security, public interests or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked or illegally acquired or used. We expect that these areas will receive greater attention and focus from regulators, as well as attract public scrutiny and attention going forward. This greater attention, scrutiny and enforcement, including more frequent inspections, could increase our compliance costs and, subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, our reputation and results of operations could be materially and adversely affected. Please see “Risk Factors — Able View is subject to a variety of laws and other obligations regarding cybersecurity, data protection or anti-monopoly, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations” for potential risks due to data protection in Hong Kong. As we expand our operations, we will be subject to additional laws and regulations in other jurisdictions where our brand partners, consumers and other customers are located, such as Hong Kong, Taiwan, Korea and the United States. The laws, rules and regulations of other jurisdictions may be at a more mature stage of development, be more comprehensive and nuanced in their scope, and impose more stringent or conflicting requirements and penalties than those in the mainland China, compliance with which could require significant resources and costs. Any failure, or perceived failure, by us to comply with our privacy policies or with any regulatory requirements or privacy protection-related laws, rules and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions could subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business.

Substantial uncertainties exist with respect to the Cybersecurity Law and the impact it may have on our business operations.

The Cybersecurity Law requires network operators in the PRC to take actions to prevent security attacks and data loss, including data classification and backup and encryption. The Cybersecurity Law specifies requirements on user information protection applicable to network operators, who are prohibited from disclosing without permission or selling individual information with limited exceptions. When network operators become aware of any information that is prohibited by laws and administrative regulations, they are required to immediately cease transmission of such information, and take measures such as deletion of relevant information to prevent its dissemination. Operators must maintain a record of these incidents when they occur and report them to the relevant authorities, who may also request for such reports. Where any prohibited information comes from outside the territory of China, the authorities may additionally request that all relevant institutions take measures to stop the dissemination of such prohibited information.

In addition, on November 14, 2021, the Regulations on the Network Data Security (Draft for Comments), or the Network Data Security Draft Regulations, was proposed by the CAC for public comments until December 13, 2021, which applies to activities relating to the use of networks to carry out data processing activities within the territory of the PRC. The Network Data Security Draft Regulations set out general guidelines, protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, supervision and management, and legal liabilities. In accordance with the Network Data Security Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) data processors listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment. As of the date of this prospectus, the Network Data Security Draft Regulation was released for public comment only and its final version and effective date may be subject to change with substantial uncertainty.

On December 28, 2021, the CAC, and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cyber Security Review, or the New Measures for Cyber Security Review, which came into effect on February 15, 2022 and replace the prior Measures for Cyber Security Review promulgated on April 13, 2020. The New Measures for Cyber Security Review provides that, among others, (i) the purchase of cyber products and services by critical information infrastructure operators and the network platform operators engaging in data processing activities that affects or may affect national security should be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; (ii) network platform operators with personal information data of more than one million users are obliged to apply for a cybersecurity review by the Cybersecurity Review Office before listing abroad; and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine the relevant network products or services or data processing activities affect or may affect national security.

Based on the understanding of Company’s corporate compliance team, we are not subject to mandatory cybersecurity review, since we (i) are not a network platform operator engaging in data processing activities that affect or may affect national security; (ii) are not a critical information infrastructure operator purchasing cyber products or services that affect or may affect national security; (iii) are not a network platform operator with personal information data of more than one million users. Therefore, we do not need to obtain any permission or approval from the CAC for the listing of our securities in accordance with the New Measures for Cyber Security Review. However, PRC governmental authorities have broad discretion in interpreting and implementing statutory provisions and there remains significant uncertainty on the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. In particular, due to lack of details on the implementation of the Cybersecurity Law and the New Measures for Cyber Security Review, we cannot assure you that we would be able to comply with the requirements in a timely manner, or whether we should be deemed subject to it. Failure to comply with the requirements may lead to fines, revocation of business permits or licenses and other sanctions.

National laws adopted by the PRC are not applicable in Hong Kong, except for those listed in Annex III to the Basic Law. Further, there is no legislation stating that the laws in Hong Kong should commensurate with those in the PRC. With regard to the potential regulatory actions related to data security in Hong Kong, please refer to our disclosures in “Risk Factors — Risks Related to Doing Business in Hong Kong — Able View is subject to a variety of laws and other obligations regarding cybersecurity, data protection or anti-monopoly, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations” on page 48. Apart from the foregoing, there is no other impact on our ability to conduct our business as presently conducted, accept foreign investments, or list on a U.S. or foreign exchange.

Based on the facts that the New Measures for Cyber Security Review and the Network Data Security Draft Regulations were newly adopted or have not been formally adopted and are still subject to further guidance, we cannot assure you that we would be able to comply with the requirements in a timely manner. Failure to comply with the requirements may lead to fines, revocation of business permits or licenses and other sanctions.

Finally, we procure equipment or software for storage, encryption and decryption from time to time. It remains unclear whether such equipment or software will fall into the category of the so-called “critical network equipment” or “dedicated network security products” due to lack of criteria or standards in the Cybersecurity Law. On June 1, 2017, the MIIT and other three PRC regulatory authorities jointly promulgated the Catalog of Critical Network Equipment and Dedicated Network Security Products (Batch One), which provides that any equipment and product listed in this catalog shall not be sold or supplied unless it is certified or tested by qualified organizations. In addition, pursuant to the Announcement on Uniform Issuance of the Security Certification and Security Testing Results of Critical Network Equipment and Dedicated Network Security Products, the critical network equipment and dedicated network security products which have been certified or tested by qualified organizations and meet the mandatory requirements of relevant national standards shall be published. To the date of this prospectus, eight batches of qualified critical network equipment have been published on the website of the MIIT. As such, we cannot assure you that the equipment and software we have procured or may procure in the future comply with the requirements, and we may incur additional costs to comply with the requirements.

We may not be able to adequately protect our intellectual property rights.

We rely on a combination of trademark, fair trade practice, and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. We typically enter into confidentiality agreements with certain senior management and core personnel who may access our proprietary information, and we rigorously control access to our proprietary technology and information.

Intellectual property protection may not be sufficient in China or other countries in which we operate. confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China or elsewhere. In addition, policing any unauthorized use of our intellectual property is difficult, time-consuming and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations. Under the Foreign Investment Law of the PRC, or the PRC Foreign Investment Law, promulgated by the National People’s Congress on March 15, 2019, which became effective on January 1, 2020, the PRC government encourages technology cooperation on the basis of free will and business rules in the process of foreign investment; no administrative agency or its employee may force the transfer of any technology by administrative means. However, because the PRC Foreign Investment Law is relatively new, there remain high uncertainties with regard to how the law will be interpreted and enforced.

Able View is also subject to a variety of laws and other obligations regarding intellectual property rights in Hong Kong, including but are not limited to the Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong), which provides for the registration of trademarks, the use of registered trademarks and related matters. Intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our clients.

We may be accused of infringing intellectual property rights of third parties and violating content restrictions of relevant laws.

Third parties may claim that the technology or content used in our operation of online stores or our service offerings infringe upon their intellectual property rights. We have been in the past subject to non-material legal proceedings and claims relating to infringement of the intellectual property rights of others. The possibility of intellectual property claims against us increases as we continue to grow, particularly internationally. Such claims, whether having merit, may result in our expenditure of significant financial and management resources, injunctions against us or payment of damages. We may need to obtain licenses from third parties who allege that we have infringed their rights, but such licenses may not be available on terms acceptable to us or at all. These risks have been amplified by the increase in the number of third parties whose sole or primary business is to assert such claims. In addition, we have registered or are in the process of registering some marks we used for our business but some of our applications have been or may be rejected by the governmental authority. As some third parties have already registered or may register the trademarks which are similar to the marks we used in our business, infringement claims may be asserted against us, and we cannot assure you that a government authority or a court will hold the view that such similarity will not cause confusion in the market. In this case, we may be required to explore the possibility of acquiring these trademarks from, or entering into exclusive licensing agreements with the third parties, which will cause us to incur additional costs.

China has enacted laws and regulations governing internet access and the distribution of products, services, news, information, audio-video programs and other content through the internet. The PRC government has prohibited the distribution of information through the internet that it deems to be in violation of PRC Laws and regulations. If any of the information disseminated through the online stores operated by us were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any such litigation or proceedings could cause us to pay damages, as well as legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate.

We may face risks arising from ongoing litigation and related disputes.

In September 2024, our subsidiaries Able View Enterprise Limited and AbleView Brands Limited initiated a civil action against Jonathan Petrillo and Cosmetic Skin Solutions LLC, alleging fraudulent misrepresentations, concealment, and inducements in connection with a distribution agreement entered into by the parties. The counterparty subsequently filed a counterclaim alleging unjust enrichment and fraudulent misrepresentation.

The litigation is ongoing, and the final outcome cannot be determined at this time. We have been defending the case and believe our positions are supported by the relevant facts and applicable law. In connection with this matter, we recorded an inventory write-down of approximately US $3.6 million from discontinued operation and $1.3 million from continuing operation for the fiscal year ended December 31, 2024, as disclosed in our audited financial statements. No additional provisions have been made, and we will continue to monitor developments in this matter. At this time, we are unable to predict the ultimate outcome of this matter or to reasonably estimate the possible loss or range of loss, if any. Depending on the course of the proceedings, the litigation could result in judgments, settlements, additional write-downs or other obligations, and an adverse resolution could require us to incur additional costs or provisions. Any such developments could result in increased expenses, further write-downs or other financial impacts that could adversely affect our results of operations and cash flows.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

We may in the future be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. Additional equity or equity linked financing may dilute the interests of our shareholders, and debt financing, if available, may involve restrictive covenants and could restrict our operational flexibility and reduce our profitability. The resale of the shares will be considerable relative to the Company’s public float.

Our ability to obtain additional financing in the future is subject to many uncertainties, including our future financial condition, results of operations, cash flows, trading price of our ordinary shares, liquidity of international capital and lending markets and PRC governmental regulations over foreign investment and cross-border financing and the Internet industry in the PRC. For example, the National Development and Reform Commission of China, or the NDRC, has issued a number of rules requiring filing with the NDRC of foreign debt issuance since September 2015. In May 2016, the NDRC also specifically required offshore incorporated companies directly or indirectly controlled by PRC domestic enterprises, and although not explicitly required by statute, individual PRC residents, to complete filings with the NDRC before pricing and closing of any offshore debt issuance, and to furnish post-issuance reporting to the NDRC, otherwise, the offshore incorporated companies directly or indirectly controlled by PRC domestic enterprises or individual PRC residents will be put on a blacklist of credits and such information will be published on the PRC credit information sharing platform. The NDRC and other relevant authorities may also impose joint sanctions on the issuers listed on the blacklist. Pursuant to Notice of the National Development and Reform Commission and the Ministry of Finance on Improving the Market Restraint Mechanism and Strictly Preventing Foreign Debt Risks and Local Debt Risks effective in May 2018, among others, enterprises that plan to borrow medium-term and long-term foreign debts shall establish and improve a sound and standardized corporate governance structure, management and decision-making mechanisms and financial management rules and properly disclose relevant information. We may be considered as an offshore incorporated company indirectly controlled by individual PRC residents and thus our issuance of foreign debt may be subject to these requirements. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures.

Furthermore, according to the risk alert dated May 25, 2016 published on the NDRC’s website, issuers who fail to furnish the post-issuance reporting will be put on a blacklist and the PRC credit information sharing platform, which may potentially result in restrictions on the offshore debt issuance in the future.

We may not have sufficient insurance coverage to fully cover our business risks, which could expose us to significant costs and business disruption.

We have not obtained any insurance, such as business interruption insurance or product liability insurance, nor do we maintain key-man life insurance to cover potential risks in the daily operation of the business. This could leave us exposed to potential claims and losses. As for the inventory in the warehouse we are using, we depend on the insurance held by our third-party service partners to cover our loss, if any. Therefore, we do not have any control over which insurance is selected by them and we cannot confirm whether our third-party service partners have obtained any insurance at all. In addition, insurance companies in China offer limited business insurance products. As a result, even if we are successful in our claims against third-party service providers when certain accidents occurred, the insurance bought by our third-party service providers may not be able to fully, or at all, pay the damages resulting from such accidents. Our third-party service providers, if any, may also fail to purchase insurance or maintain effective insurance. Under these circumstances, we have to claim compensation directly from our service providers through friendly negotiation or other legal proceedings, such as arbitrations or litigations, which may be time-consuming and costly, and we cannot be sure that we can any adequate compensation for losses. Any business disruption, litigation, regulatory action, outbreak of epidemic disease, accidents, or natural disaster could also expose us to substantial costs and diversion of resources. We cannot assure you that the insurance coverage if any, provided by our third-party service providers’ insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

The financial soundness of financial institutions with which we place our cash and cash equivalents could affect our financial conditions, business and result of operations.

We place our cash and cash equivalents with financial institutions, which include (i) banks incorporated in China, which are all authorized to operate banking business by China Banking and Insurance Regulatory Commission and other relevant agencies, and (ii) overseas financial institutions regulated by competent regulatory authorities in their relevant jurisdictions such as Hong Kong. On February 17, 2015, the PRC State Council, or the State Council, promulgated the Deposit Insurance Regulation, which became effective on May 1, 2015. The Deposit Insurance Regulation requires that banks registered within China shall provide insurance premises to the deposit insurance fund management organization. However, pursuant to the Deposit Insurance Regulation, the insurance provided by the banks has a coverage limit of RMB500,000 (US$68,500). In Hong Kong, the Deposit Protection Scheme (the “Scheme”) was introduced in 2006 under the Deposit Protection Scheme Ordinance (Chapter 581 of the Laws of Hong Kong) to protect depositors by paying them compensation in the event of the failure of a bank which is a member of the Scheme. A depositor is entitled to be compensated up to a maximum of HK$500,000. Most of the commonly placed deposits with Scheme members, whether denominated in Hong Kong dollar, renminbi or any other currency, qualify for this protection. These include current accounts, savings accounts, secured deposits and time deposits with maturity not exceeding five years.

Nevertheless, any deterioration of financial soundness of these banks or financial institutions or any failure of such deposit insurance to fully cover our bank deposits would cause credit risks to our cash and cash equivalents placed with them and thus could have a material adverse effect on our financial conditions, business and results of operations.

A severe or prolonged downturn in the global or Chinese economy or tensions in the relationship between China and other countries could materially and adversely affect our business and our financial condition.

Recently, there have been strained relationships between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their business or withdrawing their investment in China and thus exiting the China market, and other economic effects. In addition, there have been concerns on the relationship between China and the U.S. following rounds of tariffs imposed by the U.S and retaliatory tariffs imposed by China. Trade tension between China and the United States may intensify. Political tensions between the United States and China have escalated since the COVID-19 outbreak and the PRC National People’s Congress’ passage of Hong Kong national security legislation, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, the imposition of sanctions on certain individuals from the U.S. by the Chinese government, various executive orders issued by former U.S. President Donald J. Trump, such as the one issued in August 2020 that prohibits certain transactions with certain Chinese companies, the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, various actions taken by the U.S. government in response to concerns regarding forced labor in the Xinjiang Uyghur Autonomous Region of China, as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by MOFCOM on January 9, 2021, which will apply to situations where the extra-territorial application of foreign legislation and other measures, in violation of international law and the basic principles of international relations, unjustifiably prohibits or restricts the citizens, legal persons or other organizations of China from engaging in normal economic, trade and related activities with a third country (or region) or its citizens, legal persons or other organizations.

Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. We engage in business with various international brand partners, many of whom have their home market in the U.S. Escalating political and trade tensions between China and the U.S. may cause some of these brands to downscale their operations in China, or in the extreme case, exit China completely, which may materially and adversely affect our results of operations and financial position. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. If we were unable to conduct our business as it is currently conducted or our business partners were unable to conduct their business as it is currently conducted, as a result of such regulatory changes, our business, results of operations and financial condition would be materially and adversely affected.

In addition, there is considerable uncertainty in the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Also, the conflict in Ukraine and the imposition of broad economic sanctions on Russia raised energy prices and disrupted global markets. Unrest, terrorist and war threats in the Middle East and elsewhere may further increase market volatility across the globe. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Our growth and profitability depend on the overall economic and political conditions and level of consumer confidence and spending in China.

Our business, financial condition and results of operations are sensitive to changes in overall economic and political conditions that affect consumer spending in China. For example, changes to trade policies, treaties and tariffs in China, or the perception that these changes could occur, could adversely affect the financial and economic conditions in China, as well as our financial condition and results of operations. The U.S.-China trade tension may impact tariff of products imported by our brand partners, which could impact the pricing of their products and in turn adversely affect our business, financial condition, and results of operations.

In addition, the retail industry is highly sensitive to general economic changes. Many factors outside of our control, including inflation and deflation, interest rates, volatility of equity and debt securities markets, taxation rates, employment and other government policies can adversely affect consumer confidence and spending. The domestic and international political environments, including trade disputes, political turmoil or social instability, may also adversely affect consumer confidence and spending, which could in turn adversely affect our business, financial condition, and results of operations.

We rely on certain key operating metrics to evaluate the performance of our business, and any perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We rely on certain key operating metrics, such as GMV, to evaluate the performance of our business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology and assumptions. If these metrics are perceived to be inaccurate by investors or investors make investment decisions based on operating metrics we disclosed but with their own methodology and assumptions or those published or used by third parties or other companies, our reputation may be harmed, which could negatively affect our business, and we may also face potential lawsuits or disputes.

We rely on the e-commerce performance of certain product categories, and any significant downward industry trend of such categories may materially and adversely affect our business and results of operations.

We currently serve brand partners manufacturing beauty and personal care products. If the e-commerce performance of certain or various product categories is not successful in general, our business and results of operations may be materially and adversely affected.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

Risks Related to Doing Business in the People’s Republic of China

Heightened tensions in international relations and any resulting changes in international trade policies may adversely impact our business, financial condition, and results of operations.

Recently there have been heightened tensions in international relations, particularly between the United States and China as well as between the United States and other countries where we operate, such as Mexico. These tensions have resulted in changes in international trade policies and, as they further escalate, may result in additional barriers to trade. Countries impose, modify, and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which contribute to the volatile nature of tariffs and other trade restrictions.

The United States government has made statements and taken certain actions that may lead to changes in United States and international trade policies towards China. It remains unclear what additional actions, if any, will be taken by the United States or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the United States, tax policy related to international commerce, or other trade matters. In February and March 2025, the United States administration imposed an additional 20 percent duty on Chinese imports. Subsequently, authorities in China announced tariffs over selected United States products and regulatory investigation against United States companies in response to the tariff imposed by the United States. Furthermore, on April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective on April 5, 2025, and an individualized reciprocal higher tariff on countries with which the United States has the largest trade deficits, including a 34% additional reciprocal tariff on goods imported from China that brings the total tariff rate to 54%. On April 4, 2025, the Foreign Ministry of China announced that China would impose a retaliatory 34% tariff on goods imported from the United States. On April 8, 2025, President Trump announced to impose an additional 50% tariff on Chinese imports. The Trump administration proceeded to implement a 104% tariff on goods imported from China on April 9, 2025. Subsequently, on April 10, 2025, President Trump announced a temporary suspension of reciprocal tariff measures targeting most U.S. trading partners for a 90-day period, while concurrently escalating tariffs on Chinese goods, which currently amounts to 145% and may become even higher in the future. On November 26, 2025, the United States extended exclusions for 178 products until November 10, 2026 that had been scheduled to expire on November 29, 2025. This sequence of actions underscored a strategic recalibration of the United States trade policy, emphasizing heightened pressure on international trades. We are closely monitoring potential changes in international trade policy and assessing the potential impact of these and other trade policy changes on our business operations and financial performance.

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Our business and operations are primarily based in the PRC and substantially all of our revenues are derived from our operations in the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

The Chinese government recently has published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could require us to seek permission from Chinese authorities to continue to operate our business, which may adversely affect our business, financial condition and results of operations. Furthermore, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers. Any such action, once taken by the Chinese government, could significantly limit or completely hinder our ability to offer or continue to offer its securities to investors, and could cause the value of such securities to significantly decline or become worthless.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

There are uncertainties regarding the interpretation and enforcement of PRC Laws, rules and regulations and sudden or unexpected changes in laws, rules and regulations in China could adversely affect us and limit the legal protections available to you and us.

Our business and operations are primarily conducted in the PRC, and are governed by PRC Laws, rules and regulations. Our PRC Operating Entities are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-binding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Uncertainties due to evolving laws and regulations could impede the ability of a China-based company to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

Furthermore, China may adopt more stringent standards in different business aspects, such as environmental protection or corporate social responsibilities, which may cause us to incur increased compliance costs or become subject to additional restrictions in our operations. Intellectual property rights and confidentiality protections in China may also not be as effective as in the United States or other countries. In addition, we cannot predict the effects of future developments in the PRC legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities in mainland China.

The Chinese government has exercised and will continue to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

As such, our business segments may be subject to various government and regulatory interference in the provinces in which they operate. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The Chinese government may intervene or influence our operations at any time with little advance notice, which could result in a material change in our operations in mainland China and in the value of our ordinary shares. Any actions by the Chinese government to exert more oversight and control over transaction that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We are subject to laws that are applicable to retailers, including advertising and promotion laws and consumer protection laws that could require us to modify our current business practices and incur increased costs.

As an online distributor of goods, we are subject to numerous PRC Laws and regulations that regulate retailers generally or govern online retailers specifically. For example, we are subject to laws in relation to advertising and online promotion, such as the Advertising Law of the PRC, Pricing Law of the PRC, Anti-Unfair Competition Law of the PRC, Interim Measures for the Administration of Internet Advertising, and also Consumer Protection Laws that are applicable to retailers. Shanghai Jingyue, a former subsidiary before its disposition in June 2025, had certain non-compliance issues in connection with its advertising of certain cosmetics products in 2024 and 2022, and SAMR’s local counterpart imposed a fine of RMB 500,000 (approximately USD 68,500) on November 21, 2024, a fine of RMB 32,400 (approximately USD 4,400) on August 10, 2022, and a fine of RMB 2,600 (approximately USD 360) on December 14, 2022. All of these fines were paid and Shanghai Jingyue was no longer a subsidiary of us on June 27, 2025. We may be subject to such allegations of non-compliance with such laws and regulations in the future if we are not compliant to the PRC Laws and regulations. Such allegations, which may or may not have merit, may result in legal or administrative penalties and other costs to us, and we may need to adjust some of our advertising and promotional practices as a result.

If these regulations were to change or if we are found to be in violation with them, we may need to spend additional costs to rectify non-compliance, adjust our business practices and could be subject to fines or penalties or suffer reputational harm, which could reduce demand for the products or services offered by us and hurt our business and results of operations. For example, the amended Consumer Protection Law, which became effective in March 2014, further strengthened the protection of consumers and imposed more stringent requirements and onerous obligations on businesses, especially businesses that operate on the internet.

Pursuant to the Law of the People’s Republic of China on the Protection of Consumer Rights and Interests (2013 Amendment), consumers are generally entitled to return goods purchased within seven days upon receipt without giving any reasons if they purchase the goods over the internet. Consumers whose interests have been damaged due to their purchase of goods online may claim damages against sellers. Moreover, if we deceive consumers or knowingly sell substandard or defective products, we would not only be required to compensate consumers for their losses, but also pay additional compensation equal to three times the price of the goods or services.

Operators of online marketplace platforms, such as Tmall and JD.com who have partnered with us, are also subject to stringent obligations under the Law of the People’s Republic of China on the Protection of Consumer Rights and Interests (2013 Amendment). For example, where platform operators are unable to provide the real names, addresses and valid contact details of the sellers, the consumers may also claim damages from the platform operators. Operators of online marketplace platforms that know or should have known that sellers use their platforms to infringe upon legitimate rights and interests of consumers but fail to take necessary measures will bear joint and several liabilities with the sellers. Therefore, operators of online marketplace platforms that we partner with may take measures and impose stricter requirements on us or our brand partners as a reaction to their enhanced obligations under the Law of the People’s Republic of China on the Protection of Consumer Rights and Interests (2013 Amendment).

Similar legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations or to satisfy compliance requests from the marketplace platforms we partnered with, which may increase our costs and materially limit our ability to operate our business.

Failure to comply with the relatively new E-Commerce Law may have a material adverse impact on our business, financial conditions and results of operations.

As the e-commerce industry is still evolving in China, new laws and regulations may be adopted from time to time to address new issues that arise from time to time. For example, in August 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law of the PRC, or the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law generally provides that e-commerce operators must obtain administrative licenses if business activities conducted by the e-commerce operators are subject to administrative licensing requirements under applicable laws and regulations. In addition, the E-commerce Law imposes a number of obligations on e-commerce operators, including the obligations to disclose information about commodities or services in a comprehensive, faithful, accurate and timely manner; while displaying search results of commodities or services to consumers according to their interests, preferences, consumption habits and other personal characteristics, to provide consumers with options irrelevant to their personal characteristics; when to offer tie-in commodities or services, to warn consumers about the tie-in sale in a prominent position and not to set the tie-in commodities or services as the default option; and when charging consumers guarantee deposits as agreed thereby, to explicitly indicate how and under what procedures consumers may have the guarantee deposits refunded, and not to impose any unjustifiable conditions on the refund of guarantee deposits. Failure to comply with the relatively new regulatory requirements may have a material adverse impact on our business and results of operations. As no detailed interpretation and implementation rules have been promulgated, it remains uncertain how the newly adopted E-Commerce Law will be interpreted and implemented. We cannot assure you that our current business operations satisfy the obligations provided under the E-Commerce Law in all respects. If the PRC governmental authorities determine that we are not in compliance with all the requirements proposed under the E-Commerce Law, we may be subject to fines and/or other sanctions.

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the PRC Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the PRC Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The PRC Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the PRC Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the PRC Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The PRC Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The National Development and Reform Commission and the Ministry of Commerce publicly released the Directory of Industries to Encourage Foreign Investment (Encouraged Catalogue) (2020 Edition) and the Directory of Industries to Encourage Foreign Investment (Encouraged Catalogue) (2022 Edition) on December 28, 2020 and October 22, 2022 respectively, and the latter has been effective and replaced the former from January 1, 2023. On November 1, 2024, the National Development and Reform Commission of China (“NDRC”) and the Ministry of Commerce (“MOFCOM”) jointly implemented the Special Administrative Measures for Foreign Investment Access (Negative List) (2024 Edition), superseding the Negative List (2021 Edition) promulgated on December 27, 2021. As per these policies, the national negative list of foreign investment access was reduced from 31 to 29. Industries listed in the 2022 Encouraged Catalogue are the encouraged industries. On the other hand, industries listed in the 2024 Negative List are subject to special management measures. For example, establishment of wholly foreign-owned enterprises is generally allowed in industries outside of the 2024 Negative List. Also, foreign investors are not allowed to invest in industries that are expressly prohibited in the 2024 Negative List. The industries that are not expressly prohibited in the Negative List are still subject to government approvals and certain special requirements.

On December 20, 2024, NDRC and MOFCOM released the Catalogue of Encouraged Industries for Foreign Investment (Exposure Draft), revising the 2022 Encouraged Catalogue. Following the consultation process, the authorities have finalized and issued the Catalogue of Encouraged Industries for Foreign Investment (2025 Version), which replaces the 2022 edition.

Able View, as a comprehensive brand management partner, distribute and sell cross-border products from various global brand owners to Chinese consumers through multiple e-commerce channels. The industry of the wholesale and retail of cosmetics is not prohibited or restricted by the 2024 Negative List that is currently effective as of the date of this prospectus.

If in the future the Negative List does expand to include the wholesale and retail of cosmetics into the restricted category of the foreign investment, the Negative List may set out the shareholding limit for foreign investors to invest in a domestic company with the business of wholesale and retail of cosmetics, the requirements on the nationality of senior executives or other special administrative measures for the entry of foreign investment in the wholesale and retail of cosmetics. If the foreign investment is prohibited from the wholesale and retail of cosmetics, the foreign investors cannot invest in the sector of the wholesale and retail of cosmetics. Any of such change may negatively influence the business operation of Able View, force Able View to switch market focus, which may not be successfully, or cause our securities to significantly decline in value or become worthless.

PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to grow through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Taxation Administration of the PRC, or the STA, the State Administration for Industry and Commerce of the PRC (currently known as SAMR), the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly promulgated the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were latest amended on June 22, 2009.

The M&A Rules established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Rules of the MOFCOM on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, issued by the MOFCOM in August 2011, specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In addition, the Anti-Monopoly Law requires that the anti-monopoly law enforcement agency be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, our proposed formation of joint venture with, or acquisition of control of, or decisive influence over, any company with revenues above relevant thresholds would be subject to SAMR merger control review. Complying with the requirements of the relevant regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the anti-monopoly law enforcement agency may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Furthermore, outbound direct investments conducted by PRC enterprises are subject to approval, filing or reporting requirements under relevant NDRC, MOFCOM and SAFE rules. Currently we do not intend to make any outbound direct investment, but if in the future we conduct any such investments, we are subject to the requirements mentioned above and may be ordered to cease such outbound investments and subject to relevant legal and administrative liabilities. In addition, the NDRC issued the Administrative Measures for the Outbound Investment by Enterprises, or the Outbound Investment Measures, in December 2017 which came into effect on March 1, 2018. Under the Outbound Investment Measures, if an overseas entity controlled by PRC enterprises or individuals conducts an outbound investment with an investment amount of US$300 million or above in one of the non-sensitive areas, it shall file with the NDRC the relevant information before the closing of such investment. For any outbound investment by an overseas entity controlled by PRC enterprises or individuals in one of the sensitive areas listed in the Outbound Investment Sensitive Industry Catalogue (2018 Version) which was promulgated by the NDRC in January 2018 and came into effect on March 1, 2018, or the Outbound Investment Sensitive Industry Catalogue (2018), such investment shall be subject to the NDRC approval requirement. We may be deemed by the regulatory authorities as an overseas entity controlled by PRC individuals and therefore our overseas acquisition may be subject to such filing or approval procedures.

If the regulatory authorities’ practice remains unchanged, our ability to carry out our investment and acquisition strategy may be materially and adversely affected and there may be significant uncertainty as to whether transactions that we have taken or may undertake would subject us to fines or other administrative penalties and negative publicity and whether we will be able to complete large acquisitions in the future in a timely manner or at all.

The permission or approval of, or filing to, the China Securities Regulatory Commission may be required in future offerings or financings, and, if required, we cannot predict whether we will be able to obtain such permission or approval, or timely clear the filing requirements.

The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On December 24, 2021, the China Securities Regulatory  Commission, or the “CSRC”, published draft regulations (the “Draft Rules”) on domestic enterprises issuing securities and being listed overseas. The Draft Rules lay out specific filing requirements for overseas listing and offering by PRC domestic companies and include unified regulation management and strengthening regulatory coordination. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which took effect on March 31, 2023. The Trial Measures supersede the Draft Rules and clarified and emphasized several aspects, which include but are not limited to: (1) criteria to determine whether an issuer will be required to go through the filing procedures under the Trial Measures; (2) exemptions from immediate filing requirements for issuers including those that have already been listed or registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures; (3) a negative list of types of issuers banned from listing or offering overseas, such as issuers whose affiliates have been recently convicted of bribery and corruption; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; (5) issuers’ filing and reporting obligations, such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer; and (6) the CSRC’s authority to fine both issuers and their shareholders for failure to comply with the Trial Measures, including failure to comply with filing obligations or committing fraud and misrepresentation. Based on the geographic sources of our revenues, our management believes that no filing procedure with the CSRC is required or will be applicable in connection with this offering. As the Trial Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, there is uncertainty that if we are subject to such filing requirements under the Trial Measures, we will be able to get clearance from the CSRC in a timely fashion.

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Provisions, which took effect from March 31, 2023. The Confidentiality and Archives Provisions specify that during the overseas securities offering and listing activities of domestic companies, domestic companies and securities companies and securities service institutions that provide relevant securities business shall, by strictly abiding by the relevant laws and regulations of the PRC and this Confidentiality and Archives Provisions, institute a sound confidentiality and archives administration systems, take necessary measures to fulfill confidentiality and archives administration obligations, and shall not divulge any national secrets, work secrets of governmental agencies and harm national and public interests. Confidentiality and Archives Provisions provides that it is applicable to initial public offerings as well as other types of securities listing of PRC domestic enterprises, including de-SPAC transactions such as our Business Combination, and any future issuance of securities and listing activities after the initial listing. Working papers generated in the PRC by securities companies and securities service providers that provide relevant securities services for overseas issuance and listing of securities by domestic companies shall be kept in the PRC. Confidentiality and Archives Provisions provide no explicit definition of working papers. In practice, the securities companies’ working papers usually refer to various important information and work records related to the securities business obtained and prepared by the securities companies and securities service providers and their representatives in the whole process of the securities businesses, such as due diligence work. Without the approval of relevant competent authorities, such as CSRC, MOF PRC National Administration of State Secrets Protection, and National Archives Administration of China, depending on the nature and transmission method of secrets, it shall not be transferred overseas. Where documents or materials need to be transferred outside of the PRC, it shall be subject to the approval procedures in accordance with relevant PRC regulations. The relevant competent authorities, such as, CSRC, MOF, PRC National Administration of State Secrets Protection, and National Archives Administration of China will regulate, supervise and inspect pursuant to their respective statutory mandates over matters of Confidentiality and Archives Administration concerning overseas offering and listing by domestic companies. As Confidentiality and Archives Administration is newly promulgated, there is substantial uncertainty regarding their specific requirements. If we fail to comply with related laws and regulation, we may be subject to fine, confiscation, blocking transmission or criminal offense. We have taken measures to adopt management systems for the compliance of Confidentiality and Archives Provisions. We believe our listing does not involve in national secrets, work secrets of governmental agencies and undermine national and public interests. There is no assurance that we will be able to meet all applicable regulatory requirements and guidelines, or comply with all applicable regulations at all times, or that we will not be subject to fines or other penalties in the future as a result of regulatory inspections.

Based on the understanding of Company’s corporate compliance team, neither the Company, nor any of its subsidiaries, including all the PRC Operating Entities are currently required to obtain any permissions or approvals from Chinese authorities, including the China Securities Regulatory Commission, or CSRC, or Cybersecurity Administration Committee, or CAC, to list on U.S. exchanges or issue securities to foreign investors. We have not been denied any permissions or approvals either as of the date of this prospectus. However, if we were required to obtain any requisite permissions or approvals in the future and were denied permission or approval from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on any U.S. exchange, which would materially affect the interest of the investors. It is uncertain when and whether the Company will be required to obtain any requisite permissions or approvals from the PRC government to list on U.S. exchanges in the future, and even when such permission or approval is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission or approval from any of the PRC government and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC Operating Entities to liability or penalties, limit our ability to inject capital into our PRC Operating Entities or limit our PRC Operating Entities’ ability to increase their registered capital or distribute profits.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC Operating Entities of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its mainland China subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, local banks shall examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration under SAFE Circular 37 from June 1, 2015. Beneficial owners of the special purpose vehicle who are PRC citizens are also required to make annual filing with the local banks regarding their overseas direct investment status.

We may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, including the annual filing requirement. Furthermore, we may be unable to disclose change of our beneficial owners’ shareholding interests in us during the annual filing process of our PRC Operating Entities as required by SAFE. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC Operating Entities to fines and legal sanctions. As of the date of this prospectus, all our shareholders have duly registered as required. However, we cannot guarantee that in the future, any new shareholders or any existing shareholders can register or amend their registration in a timely manner. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC Operating Entities and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our offerings to make loans or additional capital contributions to our PRC Operating Entities.

We may transfer funds to our PRC Operating Entities which are Foreign-invested enterprises, or FIEs under PRC Laws or finance such FIEs by means of shareholder loans or capital contributions, upon completion of our offerings. Any such loans to our FIEs cannot exceed statutory limits, which is either the difference between the registered capital and the total investment amount of such FIE or a multiple of the FIE’s net assets in the previous year, and shall be registered or filed with SAFE, or its local counterparts. Furthermore, if we make any capital contributions to FIEs, FIEs are required to register the details of the capital contribution with the local branch of SAMR and submit a report on the capital contribution via the online enterprise registration system to the MOFCOM.

In addition, SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, on August 29, 2008. SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Clarifying & Regulating Relevant Matters Concerning the Administration of Some Foreign Exchange Businesses under Capital Accounts, or Circular 45, on November 9, 2011 in order to clarify the application of Circular 142. Under Circular 142 and Circular 45, registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. On March 30, 2015, SAFE released the Circular on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which came into force and superseded SAFE Circular 142 from June 1, 2015. SAFE Circular 19 has made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises, and some foreign exchange restrictions under Circular 142 are lifted. Under SAFE Circular 19, the settlement of foreign exchange by FIEs shall be governed by the policy of foreign exchange settlement at will. In June 2016, SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which removed certain restrictions previously provided under several SAFE circulars in respect of conversion by an FIE of foreign currency registered capital into RMB and use of such RMB capital. However, SAFE Circular 19 and SAFE Circular 16 also reiterate that the settlement of foreign exchange shall only be used for purposes within the business scope of the FIEs. On October 23, 2019, the SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28. Among others, SAFE Circular 28 relaxes prior restrictions and allows foreign-invested enterprises whose approved business scope does not include equity investments to use their capital funds obtained from foreign exchange settlement to make domestic equity investments in China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with the laws.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circulars referred to above, we cannot assure you that we will be able to complete the necessary government registrations or filings on a timely basis, if at all, with respect to future loans by us to our PRC Operating Entities or additional capital contributions by us to our PRC Operating Entities, and conversion of such loans or capital contributions into RMB. If we fail to complete such registrations or filings, our ability to provide loans or capital contributions to our PRC Operating Entities in a timely manner may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We may be treated as a resident enterprise for PRC tax purposes under the EIT Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The STA issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009, with retroactive effect from January 1, 2008. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow generated from mainland China may be materially reduced as a result of our global income being taxed under the EIT Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Dividends payable to our foreign investors and gains on the sale of our ordinary shares or ordinary shares by our foreign investors may become subject to PRC tax law.

Under the EIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ordinary shares or ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or ordinary shares, and any gain realized from the transfer of our ordinary shares or ordinary shares, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ordinary shares or ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. It is unclear whether we or any of our subsidiaries established outside China are considered a PRC resident enterprise, holders of our ordinary shares or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our ordinary shares or ordinary shares by such investors are subject to PRC tax, the value of your investment in our ordinary shares or ordinary shares may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

On February 3, 2015, the STA issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the shareholders, business model and organizational structure of an overseas enterprise; the income tax payable abroad due to the indirect transfer of PRC taxable assets; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the STA, issued the Announcement of the State Taxation Administration on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017. Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Pursuant to Bulletin 7 and Bulletin 37, both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. We may be subject to filing obligations or taxed if we are transferor in such transactions, and may be subject to withholding obligations if we are transferee in such transactions, under Bulletin 7 and Bulletin 37. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing. As a result, we may be required to expend valuable resources to comply with Bulletin 7 and Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, or to pay tax pursuant to these circulars, which may have a material adverse effect on our financial condition and results of operations.

The Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations continue to evolve. Further implementations and interpretations of or amendments to the HFCAA or the related regulations, or a PCAOB determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China.

On April 21, 2020, SEC released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets. On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the Company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCAA”) requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the Company uses a foreign auditor not subject to PCAOB inspection. On December 18, 2020, the HFCAA was signed into law. The HFCAA has since then been subject to amendments by the U.S. Congress and interpretations and rulemaking by the SEC. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which proposes to reduce the period of time for foreign companies to comply with PCAOB audits from three to two consecutive years. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law, which officially reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, thus, would reduce the time before an applicable issuer’s securities may be prohibited from trading or delisted.

On December 16, 2021, PCAOB announced the PCAOB HFCAA determinations relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, because of a position taken by one or more authorities in mainland China or Hong Kong. The inability of the PCAOB to conduct inspections of auditors in China made it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in issuers operating in China to lose confidence in such issuers’ procedures and reported financial information and the quality of financial statements.

Our auditor, Marcum Asia CPAs LLP ( “Marcum Asia”), the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in New York, New York, and is subject to inspection by the PCAOB on a regular basis. As of the date of this prospectus, our auditor is not among the firms listed on the PCAOB Determination List issued in December 2021.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China (together, the “PRC Authorities”). The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

On December 15, 2022, the PCAOB announced in its 2022 HFCAA Determination Report (the “2022 Report”) its determination that the PCAOB was able to secure complete access to inspect and investigate audit firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board voted to vacate previous determinations to the contrary. According to the 2022 Report, this determination was reached after the PCAOB had thoroughly tested compliance with every aspect of the Protocol necessary to determine complete access, including on-site inspections and investigations in a manner fully consistent with the PCAOB’s methodology and approach in the U.S. and globally. According to the 2022 Report, the PRC Authorities had fully assisted and cooperated with the PCAOB in carrying out the inspections and investigations according to the Protocol, and have agreed to continue to assist the PCAOB’s investigations and inspections in the future. However, as required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by any foreign authority, including but is not limited to mainland China or Hong Kong jurisdiction, the PCAOB will act expeditiously to consider whether it should issue a new determination.

Further developments related to the HFCAA could add uncertainties to our offering. We cannot assure you what further actions the SEC, the PCAOB or the stock exchanges will take to address these issues and what impact such actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement. Such a delisting would substantially impair your ability to sell or purchase our ordinary shares when you wish to do so, and would have a negative impact on the price of our ordinary shares.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against the Company or its management named in the prospectus based on foreign laws.

The Company is an exempted company with limited liability incorporated under the laws of the Cayman Islands, the Company conducts substantially all of its operations in mainland China and in Hong Kong, with substantially all of our assets being located there. In addition, both of our senior executive officers, namely, Mr. Stephen Jian Zhu, Chairman, Director and Chief Executive Officer of the Company, and Mr. Tang Jing, Director and Chief Financial Officer of the Company, are PRC nationals who reside within China for a significant portion of the time each year. As a result, it may be difficult for our shareholders to effect foreign service of process upon the Company or those executives or officers inside China.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism.

Among our directors and officers, Mr. Stephen Jian Zhu, Chairman, Director and Chief Executive Officer of the Company, Mr. Tang Jing, Director and Chief Financial Officer of the Company, and Mr. Yilun Wu, Mr. Yimin Zhou, and Mr. Zhifan Zhou, independent directors of the Company, are all residents of China and all or a substantial portion of their assets are located outside the United States. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. As a result, it may be difficult to enforce against us or them judgments obtained in United States courts or in Cayman Islands courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for a shareholder to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and these persons located in China.

Restrictions on currency exchange may limit our ability to utilize our revenue effectively. To the extent our cash in the business is in mainland China, such cash may not be available to freely convert or be changed at favorable rate, and such cash may not be available to fund operations or for other use outside of PRC due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the government in mainland China to transfer cash.

As of the date of this prospectus, Able View has five mainland China operating subsidiaries whose revenues are denominated in Renminbi. Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not freely convertible under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries. The Outbound Investment Sensitive Industry Catalogue (2018) also lists certain industries as sensitive outbound investment industries, which are subject to NDRC pre-approval requirements prior to remitting investment funds offshore. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since we expect to maintain such corporate structure in the future, part of our revenue will continue being denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the mainland China or pay dividends in foreign currencies to our shareholders, including holders of our ordinary shares and/or ordinary shares. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant governmental authorities in mainland China. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries. To the extent our funds in the business is in mainland China, the funds may not be available to fund operations or for other use outside of PRC due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the government in mainland China to transfer cash.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. Renminbi has fluctuated against the U.S. dollars, at times significantly and unpredictably. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and U.S. dollar in the future. As Able View has five mainland China operating subsidiaries, part of our revenues and costs are denominated in Renminbi, any significant revaluation of Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares and/or ordinary shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our public offerings into Renminbi for our operations in mainland China, appreciation of Renminbi against U.S. dollar would have an adverse effect on the amount of Renminbi we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ordinary shares, or for other business purposes, appreciation of U.S. dollar against Renminbi would have a negative effect on the amounts of U.S. dollar available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Our deferred tax assets are subject to uncertainties and judgments.

In the application of our accounting policies, our management is required to make judgments, estimates and assumptions about the carrying amounts of certain assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Therefore, actual results may differ from these accounting estimates. As of June 30, 2025 and December 31, 2024, we recorded deferred tax assets of US$1.2 million and US $2.2 million respectively. We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period of change. In the event that a substantial reversal of deferred tax assets arises in future periods, our results of operations and financial condition may be materially and adversely affected.

Failure to make adequate contributions to various employee benefit plans as required by the PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. In addition, we engage third-party human resources agencies to make social insurance and housing fund contributions for certain of our employees, and there is no assurance that such third-party agencies will make such contributions in full in a timely manner, or at all. Although some of our PRC entities incorporated in various locations in China have made the required employee benefit payments, we cannot assure you that we are able to make adequate contribution in a timely manner at all time. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Outsourced services engaged by our PRC Operating Entities may be deemed as labor dispatch and thus may cause our PRC Operating Entities to violate the requirements under labor dispatch related PRC Laws and regulations.

The Ministry of Human Resources and Social Security promulgated the Interim Provisions on Labor Dispatch on January 24, 2014, which became effective on March 1, 2014. Pursuant to the Interim Provisions on Labor Dispatch (the “Provisions”), the employment of workers by an employer in the name of contracting or outsourcing but in essence the workers work at the employer’s location, receive tasks directly from the employer shall be regarded as labor dispatch and subject to the Provisions. Pursuant to the Labor Contract Law of the PRC and the Interim Provisions on Labor Dispatch, the number of dispatched labor that an employer may employ shall not exceed 10 percent of the total number of its employees (i.e., the sum of employees executed labor contracts with such employer and the number of labor dispatch used by such employer). Any employer in violation to the aforementioned laws and regulations shall be ordered by competent labor administrative authorities to make correction within a stipulated period, and any failure to make the correction may subject such employer to a fine ranging from RMB 5,000 (approximately USD 702) to RMB 10,000 (approximately USD 1,403) per person. Three of our PRC Operating Entities have relatively few employees (i.e., less than 10) while most of the labor force used by such PRC Operating Entities are in the form of outsourced services. In addition, the workers, pursuant to the outsource service agreements executed by and between our PRC Operating Entities and the human resources company, will work at the office of these PRC Operating Entities, receive tasks directly from the management, and be paid social insurance by the PRC Operating Entities. Therefore, in practice, these PRC Operating Entities may be deemed by the competent labor administrative authorities as using the labor force in the form of labor dispatch. If the outsourced services used by any of our PRC Operating Entities is regarded as labor dispatch in the future, the number of such workers of that PRC Operating Entity employed would exceed the legally permitted number of labor dispatch worker a company may use. We may be required to reduce the number of outsourced service persons used to be compliant with the legal requirements, otherwise, we may be subject to fines by relevant labor administrative authorities, and we may be fined again for the same reason if such labor authority finds out that the Company commits the same non-compliance subsequently. If we cannot convert certain outsourced employees into employees to gain compliance in a timely manner, our business operations and financial conditions may be adversely affected.

Risks Related to Doing Business in Hong Kong

Able View is subject to a variety of laws and other obligations, including cybersecurity, data protection or anti-monopoly. Any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

Able View is subject to a variety of laws and other obligations regarding data protection in Hong Kong. The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) came into force on December 20, 1996. The PDPO states that any person who controls the collection, holding, processing or use of personal data (the “data user”) shall not do any act, or engage in a practice, that contravenes any of the data protection principles set out in Schedule 1 to the PDPO (the “Data Protection Principles”) unless the act or practice, as the case may be, is required or permitted under the PDPO. Personal data means any data (a) relating directly or indirectly to a living individual; (b) from which it is practicable for the identity of the individual to be directly or indirectly ascertained; and (c) in a form in which access to or processing of the data is practicable.

The Data Protection Principles set out that (1) personal data must be collected in a lawful and fair way, for a purpose directly related to a function or activity of the data user. Data subjects must be notified of the purpose for which the data is to be used and the classes of persons to whom the data may be transferred. Data collected should be adequate but not excessive; (2) personal data must be accurate and should not be kept for a period longer than necessary for the fulfillment of the purpose for which the data is or is to be used; (3) personal data must be used for the purpose for which the data is collected or for a directly related purpose unless voluntary and explicit consent with a new purpose is obtained from the data subject; (4) a data user shall take practicable steps to safeguard any personal data held against unauthorized or accidental access, processing, erasure, loss or use; (5) a data user shall take practicable steps to ensure that its policies and practices in relation to personal data, the kind of personal data it holds and the main purposes for which the personal data is or is to be used for are made known to the public; and (6) a data user shall be entitled to request access to personal data and must be allowed to correct the personal data if it is inaccurate.

Moreover, the Personal Data (Privacy) (Amendment) Ordinance 2021 (the “PDPAO”) came into effect on October 8, 2021. It amends the PDPO, particularly to: (i) criminalize doxing, i.e. unconsented disclosure of personal information of targeted individuals and groups; (ii) introduce a cessation notice regime to tackle doxing with extra-territorial reach; and (iii) substantially expand the investigation and enforcement powers of the Privacy Commissioner for Personal Data, in contexts beyond doxing.

Our directors are of the view that Able View is in compliance with the PDPO and the PDPAO, for the following reasons: (i) using our products and services which do not require providing users’ personal information and (ii) we possess minimum amount, if not none of the personal information in our business operations. Nonetheless, we are subject to laws and regulations relating to the collection, storage, use, processing, transmission, retention, security and transfer of personal information and other data. The interpretation and application of laws, regulations and standards on data protection and privacy are still uncertain and evolving. We cannot assure you that the governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect us. We may be subject to investigations and inspections by government authorities regarding our compliance with laws and regulations on data privacy, and we cannot assure you that our practices will always fully comply with all applicable rules and regulatory requirements. In addition, laws, regulations and standards on data protection and privacy continue to develop and may vary from jurisdiction to jurisdiction. Complying with emerging and changing international requirements may cause us to incur substantial costs or require us to change our business practices.

In addition, the Competition Ordinance (Chapter 619 of the Laws of Hong Kong) prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting, or distorting competition in Hong Kong. It provides for general prohibitions in three major areas of anti-competitive conduct described as the first conduct rule, the second conduct rule, and the merger rule. The first conduct rule prohibits undertakings from making or giving effect to agreements or decisions or engaging in concerted practices that have as their object or effect the prevention, restriction, or distortion of competition in Hong Kong. The second conduct rule prohibits undertakings that have a substantial degree of market power in a market from engaging in conduct that has as its object or effect the prevention, restriction, or distortion of competition in Hong Kong. The merger rule prohibits mergers that have or are likely to have the effect of substantially lessening competition in Hong Kong. The scope of application of the merger rule is limited to carrier licenses issued under the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong). As of the date of this prospectus, we and our Hong Kong subsidiaries have complied with all three areas of anti-competition laws and requirements in Hong Kong. Our Hong Kong subsidiaries have not engaged in any concerted practices that have an object or effect to prevent, restrict, or distort competition in Hong Kong. Additionally, neither we nor our Hong Kong subsidiaries possess a substantial degree of market power in the Hong Kong market that could trigger the second conduct rule. The merger rule is equally not applicable to us or our Hong Kong subsidiaries since neither we nor our Hong Kong subsidiaries hold any carrier license issued under the Telecommunications Ordinance.

Except for the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”), national laws of the Mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. Therefore, laws and regulations of mainland China relating to data protection, cybersecurity review and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to long arm provisions under the current Mainland China laws and regulations, there remains regulatory and legal uncertainty with respect to the implementation of laws and regulations of Mainland China to Hong Kong. As a result, there is no guarantee that the PRC government may not choose to implement the laws of the Mainland China to Hong Kong and exercise significant direct influence and discretion over Hong Kong subsidiary of Able View in the future and, it will not have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political environment or other unforeseeable reasons.

In the event that the Hong Kong subsidiary of Able View were to become subject to laws and regulations of Mainland China, the legal and operational risks associated in Mainland China may also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the legal system in the Mainland China, complex and evolving Mainland China laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to Hong Kong subsidiary of Able View.

Risks Related to Ownership of our Securities

Payment of dividends is subject to restrictions under PRC Laws. There is no assurance whether and when we will pay dividends.

Under applicable PRC Laws, dividends may be paid only out of distributable profits. Distributable profits mean, as determined under PRC GAAP or U.S. GAAP, whichever is lower, our net profits for a period, plus the distributable profits or net of the accumulated losses, if any, at the beginning of such period, less appropriations to transaction risk reserve, statutory surplus reserve (determined under PRC GAAP) and discretionary surplus reserve (as approved by our shareholders’ meeting). As a result, we may not have sufficient profit to enable us to make future dividend distributions to our shareholders, even if one of our financial statements prepared in accordance with PRC GAAP or U.S. GAAP indicates that our operations have been profitable. After the completion of the Transaction, we may distribute dividends in the form of cash or by other means permitted by our Articles of Association. Any proposed distribution of dividends shall be formulated by our Board and will be subject to approval of our Shareholders. A decision to declare or to pay any dividends in the future, and the amount of any dividend, will depend upon a number of factors, including our earnings and financial condition, operating requirements, capital requirements, business prospects, statutory, regulatory and contractual restrictions on our declaration and payment of dividends, and any other factors that our Directors may consider important. Any history dividends distribution cannot be regarded as any form of indication of either the amount or the time we will distribute dividends. We cannot assure you that our dividend policies will not change in the future.

The Company is a holding company, and will rely on dividends paid by our PRC Operating Entities for our cash needs. Any limitation on the ability of our PRC Operating Entities to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares.

The Company is a holding company and conduct a significant part of our business in China through our PRC Operating Entities. We may rely on dividends to be paid by our PRC Operating Entities to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC Operating Entities incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us, and in turn affect our ability to pay dividends to our investors.

Under PRC Laws and regulations, our PRC Operating Entities may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory capital reserve until such reserve reaches 50% of its registered capital. Each of such entity in China may further set aside a portion of its after-tax profits to the optional capital reserve, the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. If our PRC Operating Entities cannot generate enough revenues in the future, their abilities to pay dividends or make other distributions to us may be restricted, and in turn affect our ability to pay dividends to our investors.

Our PRC Operating Entities generates primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC Operating Entities to use their Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC Operating Entities to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the EIT Law, and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Any limitation on the ability of our PRC Operating Entities to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Pursuant to the Arrangement between the PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise, as the beneficial owner, owns no less than 25% of a PRC entity. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC Operating Entities to their respective immediate holding company in Hong Kong.

Because there are no current plans to pay cash dividends on the Ordinary Share for the foreseeable future, you may not receive any return on investment unless you sell your Ordinary Share for a price greater than that which you paid for it.

The Company intends to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of the Ordinary Share will be at the sole discretion of our board of directors. our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on the payment of dividends by the Company to its shareholders or by its subsidiaries to it and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends is limited by covenants of our existing and outstanding indebtedness and may be limited by covenants of any future indebtedness the Company incurs. As a result, you may not receive any return on an investment in our Ordinary Share unless you sell our Ordinary Share for a price greater than that which you paid for it.

Our Ordinary Shares’ liquidity and market price may be volatile.

The price and trading volume of our Ordinary Shares may be volatile. The following factors, among others, may affect the trading volume and price of our Ordinary Shares:

●	actual or anticipated fluctuations in our revenue and results of operations;

●	loss of significant customers or material defaults by our customers;

●	major changes in our key personnel or senior management;

●	announcements of competitive developments, acquisitions or strategic alliances in our industry;

●	changes in earnings estimates or recommendations by financial analysts;

●	involvement in litigation or regulatory investigations;

●	general market conditions or other developments affecting us or our industry;

●	fluctuations in stock market price and volume and other events or factors beyond our control;

●	the release of lockup or other transfer restrictions on our outstanding Ordinary Shares, or sales or perceived sales of additional Ordinary Shares by us or other shareholders; and

●	our inability to obtain or maintain regulatory approval for our business operations.

In addition, stock markets and the shares of other companies listed on the Nasdaq with significant operations and assets in China have been experiencing increasing price and volume fluctuations in recent years, some of which have been unrelated or disproportionate to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the market price of our Ordinary Shares, and it is possible that our Ordinary Shares may be subject to changes in price not directly related to our performance.

If Able View fails to implement and maintain an effective system of internal controls to remediate its material weaknesses over financial reporting, the Company may be unable to accurately report its results of operations, meets its reporting obligations or prevent fraud, and investor confidence and the market price of our ordinary shares may be materially and adversely affected.

Prior to the Business Combination, Able View had been a private company with limited accounting personnel and other resources with which to address Able View’s internal controls and procedures. Neither Able View nor its independent registered public accounting firm undertook a comprehensive assessment of Able View’s internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any material weakness in Able View’s internal control over financial reporting. Had Able View performed a formal assessment of Able View’s internal control over financial reporting or had Able View’s independent registered public accounting firm performed an audit of Able View’s internal control over financial reporting, material weakness or control deficiencies may have been identified. Upon completion of the Business Combination, the Company has become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires the Company to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report on Form 20-F after becoming a public company. In addition, once the Company ceases to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from the Company. In addition, after the Company becomes a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. The Company may be unable to timely complete its evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, the Company may identify other weaknesses and deficiencies in our internal control over financial reporting. If the Company fails to maintain the adequacy of its internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, the Company may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404. Generally speaking, if the Company fails to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of the ordinary shares, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose the Company to increased risk of fraud or misuse of corporate assets and subject the Company to potential delisting from the stock exchange on which the Company lists, regulatory investigations and civil or criminal sanctions. the Company may also be required to restate its financial statements from prior periods. the Company will incur increased costs as a result of being a public company.

Being a public company incurs significant legal, accounting, and other expenses. For example, as a result of becoming a public company, the Company is required to adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company will make it more difficult and more expensive for it to obtain director and officer liability insurance, and the Company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, the Company will incur additional costs associated with its public company reporting requirements. It may also be more difficult for the Company to find qualified persons to serve on its Board of directors or as executive officers.

After the Company is no longer an “emerging growth company,” the Company may incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

Current or future sales or perceived sales of substantial amounts of our securities in the public market could have a material adverse effect on the prevailing market price of our Ordinary Shares and our ability to raise capital in the future, and may result in dilution of your shareholdings.

The market price of our Ordinary Shares could decline as a result of current or future sales of substantial amounts of our Ordinary Shares or other securities relating to our Ordinary Shares in the public market or the issuance of new Ordinary Shares or other securities, or the perception that such sales or issuances may occur. Current or future sales, or perceived sales, of substantial amounts of our securities, including any future offerings, could also materially and adversely affect our ability to raise capital in the future at a time and at a price which we deem appropriate. In addition, our Shareholders may experience dilution in their holdings to the extent we issue additional securities in future offerings.

If we need to obtain external financing, we cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Our future liquidity needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could result in additional dilution to our shareholders. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations.

The amendment to the Nasdaq’s continued listing requirements could result in our inability to maintain our listing.

On September 3, 2025, Nasdaq proposed to introduce an accelerated process for suspending and delisting companies with a listings deficiency that also have a market value listed securities below $5.0 million. Nasdaq proposes further enhancing investor protections by providing for suspension from Nasdaq trading and immediate delisting (rather than providing a compliance period) of any company that becomes non-compliant with a numeric listing requirement, including the bid price, market value of public float, equity, income and total assets/revenue requirements, and that has a market value of listed securities of less than $5 million. To effect this change, Nasdaq proposes to modify Listing Rule 5810(c)(1) to add an additional type of a deficiency that results in immediate delisting and suspension from trading of the company’s securities. Specifically, Listing Rule 5810(c)(1) will provide that staff’s delisting notice will inform the company that its securities are immediately subject to suspension and delisting when a company is non-compliant with one or more of the listing requirements contained in Rule 5450 or Rule 5550 and the company’s Market Value of Listed Securities has failed to maintain a value of at least $5 million for a period of 10 consecutive business days. Listing Rule 5810(c)(2)(A)(i) currently identifies all quantitative deficiencies from standards that do not provide a compliance period as deficiencies for which a company may submit a plan of compliance for staff review. Nasdaq proposes to modify Listing Rule 5810(c)(2)(A)(i) to provide that the company may not submit such a plan when the company’s Market Value of Listed Securities had been less than $5 million for a period of 10 consecutive business days. Further, Listing Rule 5810(c)(3) currently identifies deficiencies for which the rules provide a specified cure or compliance period. Nasdaq proposes to modify Listing Rule 5810(c)(3) to provide that a company will not be entitled to such cure or compliance period if the company’s Market Value of Listed Securities has failed to maintain a value of at least $5 million for a period of 10 consecutive business days. Finally, Nasdaq proposes to modify Listing Rule 5810(c)(1) to provide that staff’s delisting notice in these circumstances will inform the company that its securities are immediately subject to suspension from trading on Nasdaq. Nasdaq believes that it is not appropriate for such a company to continue trading on Nasdaq during the pendency of the Hearings Panel review process. Instead, Nasdaq proposes to amend Rule 5815 to remove the stay provision in these situations so that the company’s securities will be suspended from trading on Nasdaq during the pendency of the Hearings Panel’s review. In addition, Nasdaq also proposed to adopt additional initial listing criteria for companies primarily operating in China, including a minimum $25 million IPO proceeds requirement (“Strengthened PRC Listing Threshold”).

The proposed accelerated process for suspending and delisting companies with a listings deficiency that also have a market value listed securities below $5.0 million, if implemented, may put immense pressure on our Company. We may have to monitor the market value of our listed securities closely and take actions timely, such as issuing additional securities and raising additional capital to regain and/or maintain compliance. Any such risk of losing our listing status quickly may harm investors’ confidence, our liquidity and limit our access to additional funding.

Even if we currently meet the revised listing requirements, we may be unable to continue to satisfy the newly revised listing requirements and applicable rules on the Nasdaq Capital Market, which could materially and adversely affect the liquidity, visibility, and overall marketability of our Class B Ordinary Shares. In addition, the Strengthened PRC Listing Threshold may be part of a broader trend of heightened regulatory scrutiny and stricter supervisions for companies with principal operations in China, Hong Kong, and Macau. Currently, it is not clear whether Nasdaq will propose any continue listing rules specifically applicable to companies with principal operations in China, Hong Kong, and Macau, but if that occurs, our ability to conduct future offerings or maintain our listing could be adversely affected if Nasdaq or the SEC implements additional stringent criteria. We may be required to expend significant resources to address any future regulatory changes or concerns, which could divert our management’s attention and resources from our business operations. Any such events could have a material adverse effect on our business, financial condition, and results of operations, and could cause a significant decline in the value of our securities, or our securities could be subject to delisting.

Risks Related to this Offering

As a result of the price resets and subsequent share adjustments in the Warrants and/or if the Warrants are exercised by way of a zero cash exercise, shareholders are likely to suffer substantial dilution and see a significant decrease in the value of their Class B Ordinary Shares.

The Warrants include exercise price reset provisions and a zero cash exercise option, both of which will result in the issuance of a significantly higher number of shares upon exercise. Specifically, the Warrants will be immediately exercisable and may be exercisable until the fifth year anniversary of the date of issuance at an exercise price equal to $[ ]. In addition, subject to certain conditions, the exercise price for the Warrants will be adjusted downward on each of the 2nd and 5th trading day following the closing of this offering to the price that is equal to 70%, and 50%, respectively, of the initial exercise price, and the number of Class B Ordinary Shares underlying the Warrants will be proportionally increased, so that the applicable Reset Price multiplied by the increased number of Class B Ordinary Shares equal the aggregate proceeds that would have resulted from the full exercise of the Warrants immediately prior to the applicable Reset Date. The Warrants also contain certain mechanisms for cashless exercise, including a zero cash exercise option pursuant to which holders of the Warrants have the option, upon exercise and for no additional cash consideration, to receive an aggregate number of Class B Ordinary Shares equal to the product of (x) the aggregate number of Ordinary Shares that would be issuable upon a cash exercise of the Warrant and (y) [2.0].

As an example, for each Unit that an investor purchases in this offering at the offering price of $[ ] per Unit, the investor will receive one Class B Ordinary Share and one Warrant each to purchase one Class B Ordinary Share at an exercise price of $[ ] per Class B Ordinary Share. Giving effect solely to the adjustment on the first Reset Date and not giving effect to the zero cash exercise option, on the first Reset Date, each Warrant will become exercisable for a maximum of [ ] Class B Ordinary Shares at an exercise price of $[ ] per Class B Ordinary Share. If such Warrant is then exercised at such time based on the zero cash exercise option, the Warrant would be exercisable into [ ] Class B Ordinary Shares. If the Warrant remains outstanding as of the second Reset Date, giving effect solely to the potential adjustment on the second Reset Date and not giving effect to the zero cash exercise option, on the second Reset Date, each Warrant will become exercisable for a maximum of [ ] Class B Ordinary Shares at an exercise price of $[ ] per Class B Ordinary Share. If such Warrant is then exercised at such time based on the zero cash exercise option, the Warrant would be exercisable into [ ] Class B Ordinary Shares. Accordingly, if all of the Warrants offered to investors in this offering are exercised on a zero cash basis, a maximum of [ ] Class B Ordinary Shares could be issued upon such zero cash exercise, without payment to the Company of any additional cash. In addition, we have granted the Underwriter an option exercisable within 45 days of the closing of this offering to purchase from us up to [ ] additional Class B Ordinary Shares and/or up to [ ] Warrants, or any combination thereof to cover over-allotments, if any. If the Underwriter’s over-allotment option for Warrants is exercised in full to purchase [ ] Warrants and all such Warrants are exercised on a zero cash basis, a maximum of [ ] Class B Ordinary Shares could be issued upon such zero cash exercise without payment to the Company of any additional cash. If all of the Warrants offered to investors in this offering, including those subject to the Underwriter’s over-allotment option for Warrants, are exercised on a zero cash basis, a maximum of [ ] Class B Ordinary Shares could be issued upon such zero cash exercise without payment to the Company of any additional cash.

As a result of the terms of the Warrant, it is likely that our stock price will be reduced considerably because of each of the resets. Accordingly, shareholders are likely to suffer substantial dilution and see a significant decrease in the value of their Class B Ordinary Shares as a result of this transaction.

Sales, or the perception of future sales, of a substantial number of our Class B Ordinary Shares in the public market by our existing shareholders could cause our share price to fall.

Sales of a substantial number of our Class B Ordinary Shares or the perception that these sales might occur, could depress the market price of our Ordinary Shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our Class B Ordinary Shares. While Class B Ordinary Shares sold to non-affiliates in this offering will be freely tradable, without restriction, in the public market, approximately [ ] of the outstanding Class B Ordinary Shares prior to this offering are expected to be subject to lock-up agreements with the underwriters of this offering that restrict the ability of these shareholders to transfer our Class B Ordinary Shares held by them for at least six (6) months from the closing of this offering. These outstanding shares that are subject to lock-up agreements are expected to become eligible for unrestricted sale upon expiration of the lockup period. In addition, Class B Ordinary Shares issued or issuable upon exercise of options vested as of the expiration of the lock-up period will be eligible for sale at that time. Sales of shares by these shareholders could have a material adverse effect on the trading price of our Class B Ordinary Shares.

Nasdaq may halt trading in our Ordinary Shares on Nasdaq or delist our Ordinary Shares for public interest concerns as a result of this offering.

Because of the highly dilutive nature of this offering, Nasdaq may halt trading in our Class B Ordinary Shares on Nasdaq or delist our Class B Ordinary Shares for public interest concerns or because our Class B Ordinary Shares continue to trade below Nasdaq’s minimum bid price as a result of this offering, even if we are otherwise able to regain compliance for continued listing on Nasdaq. A number of Nasdaq-listed companies have filed public disclosures regarding the receipt of notification letters indicating that Nasdaq made the determination to halt and/or delist such companies as a result of public interest concerns arising from the issuance of warrants with similar terms to, and similar potential dilutive impact as, the Warrants in this offering. Additionally, warrants with similar terms issued by other Nasdaq-listed companies have caused such Nasdaq-listed companies’ stock prices to drop below Nasdaq’s minimum bid price or made it more difficult for these companies to cause their stock prices to regain compliance with Nasdaq’s minimum bid price Therefore, even if we consummate this offering at a price above Nasdaq’s minimum bid price, there can be no assurance that our Class B Ordinary Shares will not again drop below such price, which may cause Nasdaq to delist our Class B Ordinary Shares.

If Nasdaq delists our securities from trading on its exchange for failure to meet its listing standards, and we are not able to list such securities on another national securities exchange, then our Class B Ordinary Shares could be quoted on an over-the-counter market. If this were to occur, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that the Ordinary Shares are a “penny stock,” which will require brokers trading the Class B Ordinary Shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability for us to issue additional securities or obtain additional financing in the future.

We will likely not receive any additional funds upon the exercise of the Warrants.

The Warrants may be exercised by way of a zero cash exercise, in which case the holder would not pay a cash purchase price upon exercise, but instead would receive upon such exercise the number of Class B Ordinary Shares equal to the product of (x) the aggregate number of Class B Ordinary Shares that would be issuable upon a cash exercise of the Warrant and (y) [2.0]. Accordingly, it is highly unlikely that a holder of the Warrants would wish to pay an exercise price in cash to receive additional Class B Ordinary Share underlying the Warrants when they could instead choose the zero cash exercise option and pay no cash to receive up to [ ] Class B Ordinary Shares following the second Reset Date. As a result, we will likely not receive any additional funds and do not expect to receive any additional funds upon the exercise of the Warrants.

An active trading market for our ordinary shares may not be sustained.

Although our Ordinary Shares are listed on the Nasdaq Capital Market, an active public trading market for our Ordinary Shares may not be sustained. The lack of an active market may impair your ability to sell your Ordinary Shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your Ordinary Shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling Ordinary Shares and may impair our ability to acquire other companies or technologies by using our Ordinary Shares as consideration.

Raising additional capital may cause dilution to our existing shareholders and may adversely affect the rights of existing shareholders.

We may seek additional capital through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the issuance of equity (such as this offering) or otherwise including through convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Future sales of our Ordinary Shares or of securities convertible into our Ordinary Shares, or the perception that such sales may occur, could cause immediate dilution and adversely affect the market price of our Ordinary Shares.

Special Note regarding Forward-Looking Statements and Industry Data

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “aim,” “anticipate,” “believe,” “continue” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “seek” “will,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	the benefits from the Business Combination;

●	our future business development, financial conditions and results of operations;

●	our expectations regarding demand for and market acceptance of our products and services;

●	the Company’s work to provide comprehensive brand management of international beauty and personal care brands in China;

●	the Company’s future financial performance following the Business Combination, including any expansion plans and opportunities;

●	the Company’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the Business Combination or any other initial business combination;

●	changes in the Company’s strategy, future operations, financial position, estimated revenue and losses, projected costs, prospects and plans;

●	the implementation, market acceptance and success of the Company’s business model;

●	the Company’s expectations surrounding the growth of its digital platform as a part of its revenues;

●	the Company’s expectations surrounding the insurance it will maintain going forward;

●	the Company’s ability to utilize the “controlled company” exemption under the rules of Nasdaq;

●	the Company’s ability to maintain the listing of its Class B Ordinary Shares or Warrants on Nasdaq;

●	changes in the need for capital and the availability of financing and capital to fund these needs;

●	our ability to successfully defend litigation brought against us and/or other conflict resolution proceedings;

●	relevant government policies and regulations relating to our industry;

●	man-made or natural disasters, including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, wildfires, typhoons and other adverse weather and natural conditions that affect our business or assets; and

●	our ability to implement, maintain, and improve effective internal controls.

You should read this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to our registration statement on Form F-1, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by government or third-party providers of market intelligence. Although we have not independently verified the data, we believe that the publications and reports are reliable.

Use of Proceeds

We expect to receive approximately US$[           ] in net proceeds from this offering, assuming the sale of all Units offered and no exercise of the Warrants [(or US$[ ], if the underwriters exercise their over-allotment option in full)], after deducting underwriting discounts and commissions and expenses related to the offering. This amount is based on an assumed public offering price of $[ ] per unit, the reported sale price of our Class B Ordinary Shares on the Nasdaq Capital Market on [ ], 2026, and assuming no exercise of the Warrants or Representative Warrants sold in this offering. We currently intend to use the net proceeds of the offering for general corporate purposes, which may include information technology expenses, research and development expenses, capital expenditures and working capital. We may also use the net proceeds from this offering to acquire, or invest in complementary businesses, technologies, products or assets.

Dividend Policy

Our board of directors (“Board”) has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the Board. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our Company may only pay dividends out of profits or share premium, and provided always that, in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

We have not previously declared or paid any cash dividends and we do not have any present plan to pay any cash dividends on our Class B Ordinary Shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Business

Prior to the Business Combination, the Company did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings and the establishment of merger subsidiaries. Upon the Closing, the Company became the direct parent of Target, and conducts its business through Target and Target’s subsidiaries. Unless the context otherwise requires, references in this section to “we”, “us”, “our”, “Company” and similar first-person references are intended to mean the business and operations of Able View and its consolidated subsidiaries taken as a whole.

Overview of Able View

Able View is one of the largest comprehensive brand management partners of international beauty and personal care brands in China. To purchase from global brand owners and conduct sales in China, Able View’s comprehensive brand management capabilities encompass all segments of the brand management value chain, including strategy, branding, digital and social marketing, omni-channel sales, customer service, overseas logistics, warehouse and fulfilment. The Company’s mission is to help global brands enter, grow and succeed in China.

As a brand management partner, Able View generates revenue from product sales by distributing and selling cross-border products from various global brand owners to Chinese consumers. Able View regards the brand companies as Able View’s suppliers and purchases goods from these suppliers to sell to consumers either directly through online e-commerce stores or offline counters operated by Able View, or indirectly to distribution channels which include mainstream horizontal online marketplaces, vertical online marketplaces, social E-commerce platforms and a wide variety of online and offline distributors, dealers and agents.

With the rapid growth of demand for beauty and personal care products in China, more global brands and brand managers are targeting China for strategic entry. The Chinese market is inherently complex and such complexity is rapidly increasing, caused by a combination of the following factors: diverse, competing, but overlapping and interdependent sales channels; changing of consumer tastes, habits, and abilities to pay; fragmented, emerging, and highly-regulated and monitored social media and other online platforms; unique, deep, and evolving business practice. Able View has the experience to manage such complexity, including market resources and know-how, consumer data and access, social media and industry experience, as well as local infrastructure and operation teams. International brands look to Able View as a trusted partner to establish themselves in China without the heavy investment needed to build such experience on their own.

Able View’s experience has allowed it to steadily expand its engagement in terms of number of brand partners, whom Able View regard as Able View’s suppliers. Able View now serves as brand manager in China for well-known international brands such as Clarins and PAT. The brand portfolio mainly covers the segments of skin care and personal care (products used in personal hygiene and personal grooming). Between the two segments, Able View is particularly focused on functional products, which include both dermo-cosmetics (skincare products designed for people with skin problems such as dry skin) and functional personal care products (personal care products including functional ingredients, such as Over the Counter (OTC) drugs and supplements).

As China’s consumer market is complex and ever evolving, innovation is essential to Able View’s culture and mission. Able View encourages all its teams to improve and innovate by trial and error. In the past six years, Able View has helped its brand partners redesign product packaging and delivery, create new marketing schemes, deploy emerging algorithmic social media analysis and improve supply chain operation. The Company believes innovation is crucial for its success in an emerging market such as China, and a key element to Able View’s value proposition to its international brand partners.

Recent Development

On June 27, 2025, the Company transferred 100% equity interest in Shanghai Jingyue Trading Co., Ltd. (“Shanghai Jingyue”) to a third party (the “Buyer”) at zero consideration. The disposal of Shanghai Jingyue represents a strategic decision to streamline operations and focus resources on our core brand management business. The Company disposed of Shanghai Jingyue as it experienced a decrease in sales of cosmetics products of certain brand names, and the Company expected that Shanghai Jingyue with the negative image, will continue to suffer a decrease in financial performance. The disposal of Shanghai Jingyue represents a strategic shift that has a significant effect on the Company’s financial results, which trigger discontinued operations accounting in accordance with ASC 205-20-45.

Our Competitive Strengths

Leading Position in China’s Cross-Border Brand Management in Beauty and Personal Care

We believe Able View is one of the largest comprehensive brand management partners of international beauty and personal care brands in China. Able View is the trusted and comprehensive brand management partner of leading global brands. With its comprehensive and omni-channel capabilities, Able View helps the brand owners enter the China market while managing reasonable risks and costs. Able View accomplishes this through its supply chain capabilities, experienced execution team, established and well-connected online and offline channels and industry experience specialized in the beauty and personal care segments. In addition to its proven records, Able View believes its culture of innovation and adaptation to ever-evolving market trends in China are key to maintaining its leading position in the cross-border beauty and personal care brand management space in China.

Comprehensive Capabilities and Omni-Channel Distribution

Able View’s comprehensive brand management capabilities encompass all segments of the brand management value chain, including strategy, branding, digital and social marketing, omni-channel sales, customer service, overseas logistics, warehouse and fulfilment. Able View designs and plans its brand management strategies jointly with its brand partners, and implements these strategies through Able View’s own dedicated brand management teams. Able View selects, implements, and manages sales channels to construct channel portfolios tailored to the different lifecycle stages of each brand and product. During implementation, Able View adapts brand and distribution strategies to complex and evolving market conditions through flexible and data-driven real time decisions. Able View believes its comprehensive capabilities and omni-channel coverage provide key values to brand partners with ambition of enter and compete in China’s vast and complex consumer market.

Brand Strategy and Marketing Capabilities

Able View believes brand strategy is essential to create sales potential and sustained value to its brand partners. The Company takes a long-term and comprehensive approach to brand strategy. The brand strategy teams study the evolving dynamics of market and consumer needs through data-driven analysis. The Company’s analytics lead to results that balance between growth, cost, and profit performance through the long term, adapted to each brand partner and products’ specific goals and requirements, which are often complex and unique for the Company’s international brand partners with ambitions to gain footholds in China. In terms of marketing capabilities, the Company can plan, design and implement cross-platform marketing integrating digital online marketing, social media marketing, traditional media marketing, offline marketing and marketing through creative contents, all specifically adapted to the diverse and complex target consumer base of China’s vast market.

Strong Relationships with Category-Leading Global Brand Owners

Able View believes that the brand image and value of its brand partners and their products open up more channels and better contractual terms with Able View’s distributors and service providers. Thus, Able View cultivates, establishes and strengthens symbiotic relationships with brand partners that fully realize the value of their intangible assets through cooperation. Able View’s brand portfolio consists of famous category-leading global brands, which has allowed the Company to bootstrap this goodwill and engage new brand partners.

Knowledgeable and Experienced Management Team

Led by its three founders, Able View’s management team possesses an average of over a decade of experience in e-commerce, retail, branding, media or finance. Able View believes its past successes benefited from the industry knowledge, operation experience, innovative mindset and hard work of its management team. Able View has also recruited and trained a new generation of passionate and talented professionals to further build on the knowledge and experience of its founders. Able View believes that its motivated and engaged management will continue to be a key asset to its business.

Our Strategies

Expand brand portfolio and products offering

Able View seeks opportunities to engage new products, brands and markets while continuing to create value for and strengthen relations with its existing brand partners. With its existing brand partners, Able View believes its comprehensive and omni-channel capabilities allow its business performance to scale up in terms of volume and product offerings with controlled and manageable costs. Within its current segment, Able View expects to continue expanding its brand portfolio by strictly selecting quality brands that target functional beauty and personal care needs of China’s consumers. Horizontally, the Company plans to leverage its existing experience in marketing and distribution to more OTC and wellness brands in broader segments of the healthcare market. Vertically, the Company seeks opportunities to cooperate with leading global brand management groups to leverage Able View’s experience in the China market.

Expand distribution channel coverage

The consumer market in China is vast, complex, diverse and ever-evolving. There are still significant unmet demand and potential consumers over China’s vast geographic, economic, social and cultural landscape. In the past years, emerging online and offline retail channels and DTC (direct-to-customer) channels are growing rapidly to address the fragmented consumer market especially in the medium and smaller cities in China. Able View plans to continue expanding coverage of those emerging market segments to capture growth opportunities, which would lead to improved revenue and income for both Able View and its brand partners. Able View is recruiting and training its professionals to build capabilities to capture these emerging channels and opportunities.

Elevate to-Customer cross-border products to to-Business cross-border products

China’s cross-border products broadly divide into two categories: to-C (to-Customer) and to-B (to-Business). To-C is the cross-border transaction mode where brand managers sell goods to customers first and then freight goods into China, while customers declare to customs office and pay tariffs. To-B is the cross-border transaction mode where brand owners or their brand managers apply for relevant regulatory sales approvals and freight goods into China, and declare to customs office and pay tariffs. The trade-off between to-C and to-B is primarily one between flexibility and economy of scale.

Since its founding, Able View has helped cross-border brands enter and compete in the China market primarily by branding and selling to-C cross-border products. The Company believes the operation and existing sales volume of some of the brands it manages have reached sufficient scale and stability for to-B cross-border mode, which would further increase sales volume. In the to-B cross-border mode, Able View will help brand owners gather and compile materials for compliance through diverse government offices. For certain product categories such as OTC products, such regulatory process can be complex and time-consuming. But once the process is completed, to-B cross-border products often achieve greater volume and revenue potential, as their lower variable costs are more appealing to mainstream horizontal marketplaces and platforms and the to-B model offers a better and easier purchasing experience for end customers. Able View is currently in the process of elevating several products under two of its managed brands from to-B to to-C. The Company expects to further and continue this process with more of its managed products and brands.

Further invest in data analytics and digital management systems

With growing need and importance of data in brand management, the Company originally planned to further invest in its data research and analytics capability by utilizing more third-party tools, consulting firms and technology partners, and hiring more talents in the Company’s data analytics team, which, due to challenging macroeconomic conditions, currently has 5 employees. Due to challenging macroeconomic conditions, the Company does not currently plan to make further investment in these areas in the near term.

Able View plans to establish in-house R&D teams to develop digital management systems to better streamline and manage the external tools and systems, daily operation efficiency, and innovative digital contents. Able View believes its efforts in digitization will help the Company to not only improve its brand management process, but also broaden access to more brand partners and consumers, extract insights from market data and improve the Company’s internal management efficiency.

Pursue strategic opportunities

After eight years of experience operating in the cross-border brand management space, Able View has requisite knowledge to properly evaluate cross-border brands. The Company believes that direct ownership of specific brands or brand operating rights in China could provide valuable strategic growth opportunities. However, as of the date of this prospectus, the Company had no such ownership. Able View believes its accumulated brand management experience enables it to value, select, acquire, and manage proprietary brands. Able View plans to pursue selective investment and acquisition opportunities to strengthen its brand portfolio and overall business model.

Able View’s Business Model

Able View helps global brands enter and compete in the China market in selling cross-border products primarily in the beauty and personal care segments. The Company deploys a full spectrum capabilities as an experienced and insightful brand manager in China’s vast, complex and ever-changing consumer market. The Company’s comprehensive brand management capabilities encompass all segments of the brand management value chain. Able View designs and plans its brand management strategies jointly with its brand partners, and implements these strategies through Able View’s own dedicated brand management teams. According to iResearch, the Company is a leading innovative comprehensive partner for beauty and personal care brands in China.

The Company searches for, selects and negotiates with brand owners or global brand management groups with the ambition, growth potential, and competitive products to enter and succeed in the China market. After engagement, Able View and the brand company will design a working plan including sales projections and procurement schedules for specific products. As the plan is executed, Able View acts as the exclusive brand partner to manage supply chain, marketing strategy, sales channels and after-sales services. Able View generate revenue by purchasing goods from brand partners and conducting sales in China market.

Able View regards the brand companies as Able View’s suppliers. Able View purchases goods from the suppliers to sell to consumers either directly through online e-commerce stores or offline counters operated by Able View, or indirectly to distribution channels which include mainstream horizontal online marketplaces, vertical online marketplaces, social E-commerce platforms and a wide variety of online and offline distributors, dealers and agents. Able View owns the inventory of products of its brand partners and assume inventory risks, as the Company generally cannot return unsold inventories to the brand companies. Able View manages its inventory risks through strict brand and product screening and evaluation procedures, as well as standard inventory management techniques.

The following chart illustrates the overall business model of Able View:

The following flowchart illustrates Able View’s capabilities for its managed brand throughout the brand management value chain:

To-Customer and To-Business Product Categories

Able View enters into contractual arrangements with brand companies, some of which are exclusive arrangements, to sell their cross-border products in the China market. China’s cross-border products broadly divide into two categories: to-C (to-Customer) and to-B (to-Business).

Able View sells both to-C cross-border products and to-B cross-border products. For brand owners who has ambition to explore the China market without established local facility or teams in China, to-C cross-border is the first choice to gradually develop the brand and gain market exposure as well as a base volume of sales with the help of brand managers such as Able View. When the brand is proven to be popular with consumers, the brand company can decide to adopt the to-B cross-border mode and bear the fixed costs of regulation and compliance as well as the inventory risk of bulk local storage.

For the years ended December 31, 2024, 2023 and 2022, 83%, 82%, and 79% of Able View’s sales from continuing operations comes from to-C cross border products, respectively. The Company believes the operation and existing sales volume of some of the brands it manages have reached sufficient scale and stability for to-B cross-border mode. The Company has elevated several products from brand company Cure into to-B cross-border mode. For these products Able View has initiated compliance process with China National Medical Products Administration, or NMPA.

Focus Categories and Brand Groups

After seven years of operation, Able View has accumulated resources, industrial knowledge and domain know-how in the beauty and personal care segments. According to the iResearch Report, consumers in China are particularly interested in functional products. Functional products include dermo-cosmetics (skincare products designed for people with skin problems such as dry skin) and functional personal care (personal care products including functional ingredients, such as OTC drugs and supplements). The functional products in China market outperform overall skincare market in terms of GMV growth, according to the iResearch Report. Able View believes it enjoys a first mover advantage in the quick growth of the functional products category. The Company intends to continue to build and deepen its domain experience in this segment to further this advantage.

Since Able View acts as brand partner of cross-border products, it mainly works with global brands with ambition to enter the China market. Such global brands could be classified into i) multi-brand groups which are global companies each managing multiple brands and ii) single-brand groups which are companies that each operates a single brand. Able View works with both global leading multi-brand groups such as Clarins and single-brand companies such as PAT. For the global multi-brand groups, Able View helps them manage the brands not yet officially introduced to the China market but where unauthorized trading of the brand products already exists. The Company is experienced in reforming the market to reorganize channel structures, eliminate price discrepancies, establish marketing standards and organically improving sales volume. By December 31, 2024, three out of the Company’s total 15 managed brands are from multi-brand groups and the remainder are from single-brand groups.

Brand Strategy

Able View believes it is critical to form a complete, well-planned, innovative and executable brand strategy to help a cross-border brand enter and compete in the China market successfully.

Able View believes brand strategy is a key essential that differentiates a comprehensive brand manager such as Able View from other brand management players or fulfilment providers. The Company takes a long-term and comprehensive approach to brand strategy.

Market and consumer research: Before making any plan or executable items, Able View’s dedicated data and research teams conduct research of the target market to study the competitive landscape, market trends, comparable products, value proposition, sales channels and communication methods. The Company’s research teams will also study the consumers using online data sources, focus groups or online surveys to generate insights of consumer habits and needs. Such research often involves issues complex and unique for Able View’s international brand partners with ambitions to gain footholds in China

Training and consultation: Able View’s brand management teams conduct various training and consultation meetings and seminars with brand companies to transfer and adapt brand knowledge to appropriate business language, culture, and scenarios for the China market.

Brand and product positioning: Combining knowledge and know-how from Able View and brand company resulting from research and training, Able View’s brand management team typically works out a brand and product positioning strategy as overall guideline of the brand strategy. The brand positioning takes into consideration existing brand image, product competitive advantages, consumer preferences, competitive environments and market trends. Able View helps the brand company articulate the positioning to deliver accurate, attractive and vivid brand message to the target consumers.

Overall brand strategy execution: Able View typically works out an overall brand strategy which will clearly define the market entry strategy, working plan and expected business outcome. Once the overall strategy is confirmed by the brand company, each business unit of the brand management team will work out respective implementation plans including marketing, sales, supply chain operation and risk management. The Company’s budget team will also rely on this overall brand strategy and related product and marketing plans. Usually, Able View will generate brand strategies covering 1~3 years’ time scale.

Omni-Channel Operation

Able View’s omni-channel capabilities cover the entire range of (1) massive, horizontal, logistics-driven online marketplaces, such as Tmall.com and JD.com ; (2) specialized, vertical online marketplaces for the more purposeful consumers, such as Ali Health and Vipshop; (3) social, interactive E-commerce platforms such Douyin, Kuaishou, Xiaohongshu and WeChat (through its Moments which is like Facebook status and its Mini-Program apps); and (4) a wide variety of online and offline independent sellers, such as Watsons. The Company also maintains brick-and-mortar sales channels such as shopping mall counters and beauty chain stores including KKV and Harmay. The Company also operates several flagship e-commerce stores under its own name on mainstream horizontal marketplaces which directly sell goods to consumers. Able View believes a full omni-channel coverage will optimize and adopt fitted channel portfolios tailored to the different lifecycle stages of each brand and product. During implementation, Able View adapts brand and distribution strategies to complex and evolving market conditions through flexible and data-driven real time decisions. Able View can also provide and implement cross-channel marketing plans with unified brand and product image across diverse channels and marketplaces. The Company’s online traffic operations and digital marketing campaigns benefit multiple distribution channels at once, creating cross-channel synergies and economies of scope.

Online flagship e-stores: Able View operates 16 online flagship e-stores on mainstream horizontal marketplaces such as Tmall, Pinduoduo and JD.com. All the e-stores are established and operated by request and permission from brand companies, and owned by Able View or its subsidiaries. Able View uses brand names and image of the brand companies as their agent in these e-stores. In these e-stores, Able View controls store operation including merchandising, web content management, online event management, customer service and goods delivery, and sells goods directly to consumers. Our online flagship e-stores occupies 5%, 7% and 3% of our total revenues for the fiscal year ended December 31, 2022, 2023, and 2024, respectively.

Mainstream horizontal marketplaces: Able View maintains close business relationships with massive, horizontal, logistics-driven online marketplaces in China such as Tmall and JD.com. Such mainstream horizontal marketplaces offer centralized marketplaces for a wide range of products from different industry segments, and broadly attract the majority of the entire consumer base. Since such mainstream horizontal marketplaces attract the majority of online shopping traffic in China, Able View devotes much effort to the operation and management of these channels. In the twelve months ended December 31, 2022, 2023, and 2024, 53%, 42%, and 35% of the Company’s revenue comes from these mainstream horizontal marketplaces, respectively.

Typically, Able View acts as the supplier of the marketplaces and pays online marketplaces a pre-determined percentage of GMV when each transaction is settled. From the marketplaces’ perspective, Able View’s managed brand portfolio helps them offer higher quality brands and products at their marketplaces. To promote sales, Able View conducts digital marketing campaigns or online traffic operations to attract and direct more online shoppers to its managed brands. In addition to direct cooperation with the marketplaces, Able View also engages distributors and shop runners with their own online e-stores at these marketplaces for potential consumer traffic and expanded sales opportunities.

Vertical marketplaces: Different from mainstream horizontal marketplaces who provide wide ranges products from different segments to consumers, vertical marketplaces usually focus on specific product segments and targeted consumer groups providing differentiated products and selective brands. Since Able View’s managed brands focus on beauty and personal care segments, Able View works with various vertical marketplaces such as Ali Health and Vipshop as specialized sales channels to sell to more purposeful consumers. Able View provides goods either directly to such vertical marketplaces as supplier or to distributors proficient in operating on these platforms. Our vertical marketplace occupies 3%, 4% and 3% of our total revenues from continuing operations for the fiscal years ended December 31, 2022, 2023, and 2024, respectively.

Social E-commerce channels: The emerging social, interactive e-commerce channels are attracting more user traffic and converting users into online shoppers, concurrent with the rise of internet usage in China. These social channels are evolving to become more algorithm-based, multimedia-presented, creative content oriented and driven by numerous KOLs uploading short video clips or live streaming. The social channels are fragmented into massive numbers of KOLs, bloggers, content owners and official representatives, making it complex and difficult to manage without experience and connections.

Able View works closely with social e-commerce channel touchpoints and continues to devise, learn and adopt methods and tools to manage and operate in this emerging space. By December 31, 2024, the Company has engaged over 300 KOLs on social channels such as Douyin, Kuaishou, Xiaohongshu and WeChat from continuing operations (through its Moments which is like Facebook status and its Mini-Program apps). To these KOLs and e-commerce channels the Company provides products as well as workshops and works with them to design and execute digital marketing campaigns, creative digital contents, online traffic operations and online sales events.

Our social e-commerce channels occupy 1%, 1% and 1% of our total revenues from continuing operations for the fiscal years ended December 31, 2022, 2023, and 2024, respectively.

Offline channels: To capture the still sizeable offline consumer segment in China, Able View cooperates with emerging offline beauty chain stores such as KKV and Harmay. Able View also sets up shopping mall counters for strategic brands who benefit from such exposure. In 2023, the Company expand five offline channels such as Walmart. In 2023, Able View has engaged several famous offline channels selling the Company’s managed brand products. Our offline channels occupy 1%, 2% and 9% of our total revenues from continuing operations for the fiscal year ended December 31, 2022, 2023, and 2024, respectively.

Various other distributors: To complete its omni-channel strategy covering all segments of the massive and diverse consumer base in China, Able View developed various specialized distributors targeting fragmented independent sales scenarios. According to the iResearch Report, independent sales channels contribute 15.4% of the beauty and personal care market in China in terms of GMV in 2022. Such independent channels include small online stores on platforms such as Taobao (a marketplace to facilitate consumer-to-consumer retail), small independent online stores, person-to-person transactions on social platforms and small offline beauty collection stores. Each channel has relatively small sales volume but stable and loyal consumer groups. The development and management of various independent channels can help brand companies generate revenues in the long tail market while simultaneously resolving price discrepancies, scalper trades, fake products and other issues which could damage the brand image and market efficiency. Our various other distributors occupy 37%, 44% and 49% of our total revenues from continuing operations for the fiscal year ended December 31, 2022, 2023, and 2024, respectively.

Comprehensive Marketing

Able View has developed comprehensive marketing capabilities and the Company is able to plan, design and implement cross-platform and multi-channel marketing activities integrating digital online marketing, social media marketing, traditional media marketing, offline marketing and marketing through creative contents. To achieve sustained success, Able View typically generates flexible and progressive marketing plans in different stages of the brand and product lifecycle and in response to evolving market trends. The Company adopts a cautious, sustainable approach to marketing which avoids both short-term aggressive promotion activities that tarnish the brand image as well as over-invest in upfront brand exposure. Able View helps brand companies build solid and sustained brand development paths and aims to attract more brand partners who share the same approach and values.

Digital and traditional marketing: Able View commands diverse digital marketing capabilities including digital marketing strategy, digital marketing campaign, creative content, media distribution, traffic operation and data analysis support. Based on a managed brand’s positioning, development stage and sales channel status, Able View plans, designs and executes marketing activities which usually includes marketing campaigns and media communications. Able View implements marketing campaigns in specific marketplaces or across multiple channels. A campaign usually includes media advertisement to targeted audiences to better realize the marketing objective and increase ROI (return on investment). The Company manages to approach various types of media on horizontal and vertical marketplaces, social media platforms, popular online websites and individual KOLs. Able View also conducts traditional marketing campaigns or offline advertising activities when strategically useful.

Social marketing: Concurrent with the rise of internet usage, social media is booming in China with great amounts of user traffic and digital contents that are generated by both individual users and professional workshops. From Able View’s past experience and according to iResearch Report, when making a purchasing decision, the typical Chinese consumer is easily influenced by KOLs, famous bloggers, family members, close friends or colleagues who are usually regarded as trusted information sources. Such sales touchpoints are decentralized and received by potential consumers through active browsing as well as passive pushing to view through extensive social platforms such as Douyin, Kuaishou, Xiaohongshu and WeChat (through its Moments which is like Facebook status and its Mini-Program apps). Able View is dedicated to keep pace with the latest trends and command methodologies to leverage social media into our marketing strategies. The Company designs or engages with professional MCNs to produce creative multi-media contents to launch on preferred social media platforms, encouraging interactions from potential consumers and driving purchasing decisions. The management team study and catch the latest trends of contents and emerging forms of digital campaigns, integrating the ideas into social marketing plans and keeping continuous communication in response to consumer feedback from various platforms.

Content management: Able View creates and maintains digital contents used in online e-stores, marketing campaigns, advertising and social media. The Company helps brand companies maintain unified designs and visual image for brand exposure, product presentation and creative promotion. Able View also produces by itself or engages with professional media studios to create innovative and up-to-date social media contents including review blogs, flash animations, short video clips and live streaming videos. The Company typically do not register copyrights for the marketing contents it creates. In order to protect brand assets, Able View also established dedicated copywrite teams to track and thwart the unauthorized, non-standard or false or misleading contents which may violate trust and confidence in the brands and products Able View manages.

Supply Chain Management

During its years of operation, Able View has established along the cross-border brand management value chain a robust logistics network and warehousing capacity to help ensure a smooth and reliable delivery experience. The Company engages third-party warehousing and logistic service providers to deliver goods from its designated warehouses. Able View has adopted a warehouse management system, or WMS system, anti-counterfeit practices, custom clearance, bonded warehousing and inventory management to add value to the fulfilment process.

Able View managed product logistics through several leading third-party logistics service providers. Able View also coordinates with several leading service partners in providing management and storage in more than 10 warehouses in over 10 cities globally, in Japan and China, with an aggregate over 3,000 cubic meters of storage space. The Company ships goods to distributors and individual consumers in over 8 cities across China with timely and reliable delivery. Able View monitors and adjusts inventory levels on an ongoing basis based on sales projections and the shipment schedules of brand companies. To realize cross-border distribution, the Company arranges bulk shipment from overseas warehouses to designated receiving points after custom clearance. In case of cross-border e-commerce, Able View arranges delivery of goods to bonded areas (government designated low-tax and low-tariff zones) in China where the goods shall be pending for custom clearance. Once a consumer finishes a purchase transaction, the Company will execute the custom clearance process for the specific goods and deliver the goods to the consumer. Able View typically enters into annual service agreements with warehousing and logistics service providers and assumes risks of damage and loss not attributable to the service provider’s fault.

Customer Service

Able View provides pre-sales and post-sales customer services while operating its flagship online e-stores. Consumers can reach the service staff through online messaging, phone call or emails. The pre-sales inquiry usually relates to product specification or promotion details. Able View believes the pre-sales customer service help the Company to collect consumer concerns which would help improve future operations, and it’s also important to leave a good impression to consumers through pre-sales service process to encourage purchases. The post-sales inquiry usually relates to delivery, exchange or return. Able View also guides and trains the distributors to implement quality customer service to end consumers by providing training seminars, guidance of standard service procedures and summary of service best practices.

Price Management

Able View believe it’s critical to maintain a healthy and orderly price system for stable brand operation. The Company sets up and adjusts pricing policies concerning brand company guidance, brand positioning, comparable products, promotion rules and consumer acceptance. Able View implements a strict price control system to crack down on fraudulent or deceptive pricing. The brand management team does regular inspections on the price from various platforms and make alerts when there’s any unusual price volatility. Able View publishes open and transparent penalty terms to all distribution channels and take actions such as written warning, deposit deduction and authorization cancellation when violation occurs.

Seasonality

Our results of operations historically have been seasonal primarily because consumers increase their purchases during particular promotional activities, such as Singles Day (an online sales promotions event that falls on or around November 11 each year) promotion and the impact of seasonal buying patterns within certain categories such as sunscreen. In addition, we generally experience a lower level of sales activity in the first quarter due to the Chinese New Year holiday, during which consumers generally spend less time shopping online and businesses in China are generally closed.

In anticipation of increased sales activity during peak seasons, we increase our inventory levels and incur additional expenses. After Able View goes public, if our seasonal revenues are below expectations, our operating results could be below the expectations of securities analysts and investors. Due to the nature of our business, it is difficult to predict the impact of this seasonality on our business and financial results. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel, customer service operations, fulfillment operations and shipment activities and may cause a shortfall in revenues compared to expenses in a given period. As a result, the trading price of our ordinary shares may fluctuate from time to time due to seasonality.

Brand Development and Acquisition

Managed Brands

By December 31, 2024, Able View has engaged 15 brands as brand management partner in China, compared to a portfolio of 15 and 12 brands by the end of 2023 and 2022. Clarins occupied approximately 73% of the Company’s total revenues from continuing operations in the year ended December 31, 2024. The Company engages brand companies under agency contracts with a term of 12 months. The contract renewal process usually starts at the beginning of the next year, and take around one month to negotiate the annual minimum purchase target. The brand portfolio covers classes of beauty and personal care categories including hair care, nasal care, oral care, dermo skin care and OTC. The Company doesn’t have preference of country of origin and engage brands from United States, France, Spain, Japan and Korea. The brand companies are regarded as product suppliers to Able View and the contracts with brand companies are usually on an exclusive basis.

Brand Screening and Acquisition

Able View primarily focuses on brands with global recognition, proven records of leading position in specific product categories and good reputation among target consumers in China. As a brand partner and agent in China market, Able View believes it is critical to cooperate with qualified brands which has great potential to grow in its category and ability to recognize Able View’s value to generate accord in future operation. The Company implements strict screening procedures utilizing various sourcing channels from online industrial websites, e-commerce websites, social media, KOLs, domain expert recommendation and industry exhibitions. The Company also deploys a research and data team to analyze product category data from various sources such as number of topics and review blogs from social media, trend of sales from unauthorized channels and network popularity of similar products or effectiveness. As a result, from the brand sourcing practice, the Company typically maintains a potential pitching list of over 200 brands. Based on the Company’s analysis and industry experience, Able View carefully selects competitive, trusted, reputable and reliable brands for further discussion and negotiation.

Able View also strengthens cooperation with existing brand companies, of which three have multiple brands, adding loyalty and extending the brand portfolio by penetrate into other brands owned by these companies leveraging a track record of success cases and long-term cooperation experience. The Company conducts reviews on managed brands regarding sales, profitability, growth forecast, finance compliance and other criteria. To optimize the resource and improve operation efficiency, Able View has terminated relationship with two brands through its entire operating history.

During the selection and negotiation of brands, Able View considers long-term potential with relatively low inventory risk. As in most scenarios the Company engage the brand as the sole partner in the China market, Able View controls or has big influence of pricing and distribution policies, which can usually help the Company make flexible and time-efficient adjustments to ever evolving market conditions and consumer needs.

Brand Management and Service Teams

Able View typically assigns dedicated brand management teams to offer tailored operation and services led by experienced brand managers who are responsible for managing relationships with brand companies and complete business performance requirements. In addition to the brand management teams, Able View also maintains shared service of data analysis, research and supply chain to ensure a seamless experience to brand companies. Able View constantly reorganizes the structure of brand management teams to adapt to different brand lifecycle stages and provide qualified capabilities to help the managed brands grow.

Technology Adoption

Able View adopts technology systems and tools provided by online marketplace or third-party providers. The Company’s brand management teams are trained and integrate technology tools into daily work from product research, traffic tracking and conversion evaluation, consumer behavior analysis, product catalogue tracking, sales tracking, order management and logistics and warehouse management. Although Able View does not own any technology infrastructure and related intellectual properties, it is planning to establish a dedicated technology team to develop and integrate in-house technology infrastructure and systems cross various applications.

Intellectual Property

We use our brand partners’ names, logos and other marks in connection with marketing and selling their products. Some of our agreements with our brand partners provide us with licenses, typically coterminous with the distribution agreements, to use their intellectual property for the said purposes; others require that we obtain the brand partner’s consent for specific uses of the brand partner’s intellectual property. We do not register our brand partners’ trademarks in China on their behalf.

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and other intellectual property as critical to our success. To protect our proprietary rights in content, services and technology, we rely on trademark and trade secret protection laws in China. As of December 31, 2024, we own 11 registered trademarks and 25 trademarks applications, including those relating to our “Able View” brand names. We also own two registered trademarks in Hong Kong. As of the same date, we own ten domain names in mainland China and one domain name in Hong Kong.

Employees

As of December 31, 2024, we had a total of 85 full-time employees. We had a total of 95, and 108 full-time employees from continuing operations as of December 31, 2023, and 2022, respectively. All of our employees are based in China. The following table lists the breakdown of the number of employees in different departments.

	Number of Employees as of
	December 31,	December 31,	December 31,
Department	2024	2023	2022
Brand Operating	27	43	56
Supply Chain	8	9	7
IT Data Analysis	5	5	7
Business Development	28	24	18
Financial and administration Supporting	17	14	20
Total	85	95	108

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments including, among other things, pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We typically enter into standard employment agreements and confidentiality agreements or clauses with our senior management and core personnel. These agreements include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for six months after termination of his or her employment.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes.

Properties and Facilities

Our corporate office and headquarters are located in Shanghai, China. We also engaged warehouse service contracts, ask third-party service partners to manage our inventories and provide warehouse storage services in China, including Shanghai, Ningbo, Kunshan, Nansha and in Hong Kong and Japan. As of December 31, 2024, we leased an aggregate of approximately 2,111 square meters of office space and had an aggregate over 3,000 cubic meters of storage space that are provided and managed by third-party service partners. We believe that our existing properties and facilities are generally adequate for our current needs, but we expect to seek additional space as needed to accommodate our future growth.

Insurance

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. Additionally, we provide accident insurance and supplementary medical insurance for certain key personnel. We do not maintain business interruption insurance, product liability insurance or key-man life insurance. We consider our insurance coverage sufficient for our business operations in China.

Legal Proceedings

From time to time, we are involved in legal proceedings in the ordinary course of our business. Except as disclosed in this Prospectus, we are currently not a party to any material legal or administrative proceedings.

MANAGEMENT

The board of directors and executive officers of the Company are as follows.

Name	Age	Position
Executive Officers
Stephen Jian Zhu	46	Chairman, Director and Chief Executive Officer
Tang Jing	52	Director and Chief Financial Officer

Non-Executive Directors
Yilun Wu	49	Independent Director
Yimin Zhou	63	Independent Director
Zhifan Zhou	40	Independent Director

Mr. Stephen Jian Zhu, aged 46, serves as Chairman, Director and Chief Executive officer of the Company. He has over 20 years of experience in marketing and business development area. From 2016 to present, he served as Chief Executive Officer of Able View where he was responsible for brand and business development for the Company through his expansive network in multiple beauty industry verticals and Responsible for the overall work of the Company. Previously, he served as the Chief Operating Officer of Search Tiger Media where he was responsible for national marketing and expansion into the media market. Mr. Zhu received a bachelor’s degree in Advertising and Marketing from Tongji University and a Master of Business Administration degree from Cheung Kong Graduate School of Business.

Mr. Tang Jing, aged 52, serves as Director and Chief Financial Officer of the Company. He has over 20 years of experience in finance and accounting area. From 2017 to present, he served as Chief Financial Officer of Able View where he is responsible for managing financial activities such as listing, financing, fund management, budgeting, mergers and acquisitions. He has held similar positions in other companies including AMH Media Holding Company. He received a bachelor’s degree in Finance and Accounting from Shanghai University and received his Master of Business Administration from University of Birmingham (United Kingdom). He is also a duly licensed Certified Public Accountant in China.

Mr. Yilun Wu, aged 49, serves as an independent director of the Company. He has over 20 years of experience in financial and accounting area. Since 2022, he is the China CFO of Johnson Controls Corporation (“JCI”). From 2015 to 2021, he served as Asia Finance Director, Finance Director for Global Industrial Refrigeration (IR) and Middle East & Africa and Finance Director for Global Products Asia and Middle East in JCI in different period of these 7 years, where he oversaw the finance operations of global products in the regional including indirect business, integrated supply chain, product management and engineering, and is responsible for all M&A deals and business/manufacturing integration in APAC. From 2008 to 2015, he served as a Corporate Audit Director, an Asia Finance Controller and an Asia Pacific Finance Director in Honeywell Inc in different period of these 8 years, where he oversaw the entire finance operation of Honeywell Sensing and Control in Asia Pacific and led the process of STRAP and AOP from finance. Mr. Wu received the Bachelor’s Degree of Arts in Accounting and Finance with honors in 1998 from University of Greenwich, and the Master’s Degree of Arts in International Finance in 1999 from Middlesex University.

Mr. Yimin Zhou, aged 63, serves as an independent director of the Company. He has over 30 years of experience in business operation. From June 2014 to October 2014 and from April 2018 to July 2020, he served as Vice President of Supply Chain and Operations in Great China Region in Fonterra, responsible for general management in importing, demand planning, warehousing, transportation, customer service and complaints, and third party manufacturing. From January 2001 to March 2014, he served as a Supply Chain Director of China Business Unit in Pepsi-Cola International, being responsible for making and executing the company’s strategies plan. He received the Bachelor’s Degree of Science in Inorganic Material Science and Engineering in August 1984 from East China University of Technology, the Master of Business Administration in Finance and Risk Management in August 1993 from St. John University, and the Executive Master of Business Administration in May 2018 from Cheung Kong Graduate School of Business.

Mr. Zhifan Zhou, aged 40, serves as an independent director of the Company. Mr. Zhou has over ten years of experience in investment banking, audit, private equity and mergers and acquisitions. Mr. Zhou has served as the General Manager of Hainan Winlong Capital, an investment company, since April 2021, where he leads the mergers and acquisitions operations. Prior to that, Mr. Zhou served as Vice President and General Manager of Capital Operations of Shanzhinong Co., Ltd., a B2B e-commerce platform company, from March 2020 to April 2021, where he was responsible for acquiring assets of the agricultural sector in China. He also served as the Head of Finance Department of Wanda Information Stock Co., Ltd., a software company, from December 2019 to March 2020, where he was responsible for due diligence and integration of wholly-owned subsidiaries; Deputy General Manager of Xinghe Real Estate Financial Group Shanghai Company, a financial group company, from March 2018 to June 2019, where he was responsible for platform financing; Deputy General Manager of Cefc Anhui Internal Holding Co., Ltd., an investment company, from October 2014 to March 2018, where he participated in various mergers and acquisitions; and Senior Project Manager in the investment banking department of Zheshang Securities Co., Ltd., a securities company, from June 2013 to October 2014, where he participated in multiple mergers and acquisitions. From September 2010 to June 2013, Mr. Zhou served as Senior Consultant of PricewaterhouseCooper Consultants (Shenzhen) Co., Ltd., Shanghai branch, a consulting company where he provided risk management and internal control services and was experienced with cross-border IPO audits. Mr. Zhou received bachelor’s degrees in international economic law and accounting from Shanghai University of Finance and Economics in July 2008, and a master’s degree in law from The Chinese University of Hong Kong in December 2010. Mr. Zhou has been a Certified Public Accountant (CPA) and holds Certificate of Computer Application Techniques (CCAT) and Legal Profession Qualification Certificate in China.

The business and affairs of the Company are managed by or under the supervision of the Company Board. The Company Board consist of five directors: Mr. Stephen Jian Zhu, Mr. Tang Jing as executive directors, and Mr. Yilun Wu, Mr. Yimin Zhou and Mr. Zhifan Zhou as independent directors, with Mr. Stephen Jian Zhu serving as Chairman of the Company Board. The primary responsibilities of the Company Board is to provide oversight, strategic guidance, counselling and direction to our management. The Company Board meets on a regular basis and additionally as required.

Family Relationships

There are no family relationships between any of the Company’s executive officers and directors.

Able View’s Executive Compensation

The aggregate cash compensation accrued to Able View’s directors and executive officers who were employed by Able View in fiscal year 2025 was approximately US$391,669.

Foreign Private Issuer and Controlled Company

We are a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, the Company is permitted to follow the corporate governance practices of its home country, the Cayman Islands, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. For example, the Company is not required to have a majority of the board consisting of independent directors nor have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. the Company may elect to follow its home country’s corporate governance practices as long as its remains a foreign private issuer. As a result, our shareholders may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to Nasdaq corporate governance requirements. As a foreign private issuer, the Company is also subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules. Nonetheless, the Company intends to align itself with the practices adopted by Nasdaq-listed U.S. domestic companies to the best of its ability to provide its shareholders with enhanced transparency and protection.

We are a “controlled company” as defined under the rules of Nasdaq, because Healthy Great Investing Company Limited is able to exercise approximately 91.0% of the aggregate voting power of our total issued and outstanding shares (assuming no Ordinary Shares are redeemed as described in this annual report). Under the rules of Nasdaq, a “controlled company” may elect not to comply with certain corporate governance requirements. As a result, our shareholders may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Nonetheless, the Company intends to align itself with the practices adopted by Nasdaq-listed non-controlled companies to the best of its ability to provide its shareholders with enhanced transparency and protection.

Independence of Directors

The Company adheres to the rules of Nasdaq, as applicable to foreign private issuers and controlled companies, in determining whether a director is independent. The board of directors of the Company has consulted, and will consult, with its counsel to ensure that the board of director’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. Mr. Yilun Wu, Mr. Yimin Zhou, and Mr. Zhifan Zhou are “independent directors” as defined in the rules of Nasdaq and applicable SEC rules.

Risk Oversight

The Board of Directors is responsible for overseeing our risk management process. The Board focuses on our general risk management strategy, the most significant risks facing the Company, and oversight of the implementation of risk mitigation strategies by the management of the Company. Our audit committee is responsible for discussing the Company’s policies with respect to risk assessment and risk management.

The Board appreciates the evolving nature of its business and industry and is actively involved with monitoring new threats and risks as they emerge. In particular, the Board is responsible for closely monitoring any epidemic, conflicts and its potential effects on the Company’s business, and risk mitigation strategies. While the Company has not yet experienced significant impact on the situation in Ukraine caused by the Russian invasion, or the trade war between the United States and China, the Board also closely monitors the risks in relation to such development, including but not limited to risks related to cybersecurity, sanctions, supply chain, suppliers and service providers.

Our Board of Directors is responsible for the oversight of the operational risk management, which includes the cybersecurity risk management. In terms of the cybersecurity risk management, the Board receives periodic reporting from the Company’s officers on (i) material issues related to cybersecurity risks arising from the business operations, for instance the cooperation with our supply chain, suppliers and/or important service providers, and any methods adopted to resolve; and (ii) the legal compliance with cybersecurity and data protection. In addition, Able View’s board of directors has taken the following measures in overseeing cybersecurity risks:

1. Improve the awareness of network information security protection

Able View carries out network security protection awareness training for all employees from time to time, requiring employees not to register their real information during network operation, including name, address, telephone number, ID number, etc., and secondly, to follow secure password policies, such as length requirements; mixed use of numbers, upper and lower case letters, special characters; password life requirements and password history requirements, etc.

2. Firewall and anti-virus software installation

Employees are required to install firewall and anti-virus software to the host system of the Able View’s equipment, update the firewall version and virus library of anti-virus software in time, so as to cope with the continuous development of new viruses, and finally configure the protection level of firewall and anti-virus software according to the network security level.

3. Digital signature and file encryption technology

For important contracts and data within the company, digital signature or file encryption technology is required to protect files, so that data information will not be tampered or leaked arbitrarily, and file security is guaranteed.

4. Contracts with confidentiality clauses

During Able View’s cooperation with suppliers, customers and service providers, confidentiality clauses are required to be added to relevant contracts and agreements. Any matter, information or materials obtained from the other party due to the signing or performance of the agreements or for any other reason, including but not limited to the business secret or other secret of the other party shall not be disclosed to any third party without permission. Confidential information includes but not limited to (i) any matter formulated in writing or orally or marked as confidential or financial information, and any matter that either party shall identify as confidential information according to the circumstances of disclosure; (ii) either party’s product plan, sales plan, incentive policy, customer information, financial information, trading information, operation system, etc., and non-patented technology, design, procedure, technical information, production method, information source, marketing, product strategy and business plan; (iii) any liaison between the parties and concerning the agreement; (iv) any duplicate, summary, briefing or any other form of aforesaid information; and (v) any information which may have already been disclosed before the agreement is signed and delivered.

Committees of the Board of directors

Audit Committee

Our audit committee consists of Mr. Yilun Wu, Mr. Yimin Zhou, and Mr. Zhifan Zhou, with Mr. Yilun Wu serving as chairperson. our Board has determined that all such directors meet the independence requirements under the Nasdaq Listing Rules and under Rule 10A-3 of the Exchange Act. Each member of the audit committee is financially literate, in accordance with Nasdaq audit committee requirements, and possesses prior experience sitting in auditing committees of publicly-listed companies. In arriving at this determination, the Company Board examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

Nomination Committee

Our nomination committee consist of Mr. Yimin Zhou, Mr. Yilun Wu, and Mr. Zhifan Zhou, with Mr. Yimin Zhou with serving as chairperson. The nomination committee is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues.

Compensation Committee

Our compensation committee consists of Mr. Zhifan Zhou, Mr. Yilun Wu, and Mr. Yimin Zhou, with Mr. Zhifan Zhou serving as chairperson. The compensation committee is responsible for reviewing and making recommendations to the Board regarding its compensation policies for its officers and all forms of compensation. The compensation committee administers our equity-based and incentive compensation plans and make recommendations to the Company Board about amendments to such plans and the adoption of any new employee incentive compensation plans.

Code of Ethics

The Company has adopted a Code of Ethics that applies to all of its employees, officers, and directors. This includes our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. We intend to disclose on our website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the Code of Ethics. A copy of the Code of Ethics is filed as Exhibit 11.1 to Company’s Form 20-F for the year ended December 31, 2024.

Shareholder Communication with the Board of directors

Shareholders and other interested parties may communicate with the board of directors, including non-management directors, by sending a letter to us at Floor 16, Dushi Headquarters Building, No. 168, Middle Xizang Road, Shanghai, 200001, People’s Republic of China for submission to the board of directors or committee or to any specific director to whom the correspondence is directed. Shareholders communicating through this means should include with the correspondence evidence, such as documentation from a brokerage firm, that the sender is a current record or beneficial shareholder of the Company. All communications received as set forth above will be opened by the Corporate Secretary or his or her designee for the sole purpose of determining whether the contents contain a message to one or more of our directors. Any contents that are not advertising materials, promotions of a product or service, patently offensive materials or matters deemed, using reasonable judgment, inappropriate for the board of directors will be forwarded promptly to the chairman of the board of directors, the appropriate committee or the specific director, as applicable.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Overview

We are one of the largest comprehensive brand management partners of international beauty and personal care brands in China. To purchase from global brand owners and conduct sales in China, our comprehensive brand management capabilities encompass all segments of the brand management value chain, including strategy, branding, digital and social marketing, omni-channel sales, customer service, overseas logistics, warehouse and fulfilment. Our mission is to help global brands enter, grow and succeed in China.

We generate revenue from the sales of the products of our brand partners. Any services that we provide to our brand partners in connection with the arrangements with our brand partners is factored into our overall budget and cost when we resell the brand partners’ products to consumers in China. We sell products to three groups: (i) online marketplaces; (ii) distributors; and (iii) directly to end consumers from e-commerce stores operated by us.

We also generate revenue from provision of operation services for online stores owned by customers. The operation services cover marketing and promotion of cosmetics products, warehouse management, logistics of products, and customer relationship services.

For the years ended December 31, 2024, 2023 and 2022, net revenue from product sales came to $122.0 million, $124.7 million and $136.0 million, respectively, from our continuing operations. For the years ended December 31, 2024, 2023 and 2022, revenue from provision of operation services came to $4.8 million, $4.5 million and $0.2 million, respectively, from our continuing operations.

For the year ended December 31, 2024, the Company incurred net loss from continuing operations of $1.1 million from our continuing operations. For the years ended December 31, 2023 and 2022, the Company generated net income from continuing operations of $9.4 million and $7.3 million, respectively.

Recent Development

On June 27, 2025, the Company transferred 100% equity interest in Shanghai Jingyue Trading Co., Ltd. (“Shanghai Jingyue”) to a third party (the “Buyer”). The disposal of Shanghai Jingyue represents our strategic decision to streamline operations and focus resources on our core brand management business. The management believed the disposal of Shanghai Jingyue had a major effect on the Company’s operations and financial results. The transfer of equity interest was accounted for as discontinued operations in accordance with ASC 205-20.

On August 17, 2023, we consummated the transactions contemplated by a Business Combination Agreement, dated as of November 21, 2022 (the “Business Combination Agreement”) which was modified by that certain Waiver Agreement, dated as of June 12, 2023, by and among (i) the Company, (ii) HMAC, (iii) Able View Inc., a Cayman Islands exempted company (the “Target”, or “Ableview Cayman”), (iv) Able View Corporation Inc., a Cayman Islands exempted company and a wholly owned subsidiary of the Company (“Merger Sub”), and (v) each of the holders of the Target’s outstanding shares (collectively, the “Sellers”).

On the Closing Date, pursuant to the Business Combination Agreement, (a) HMAC merged with Merger Sub, with HMAC continuing as the surviving entity in the merger (the “Merger”), as a result of which: (i) HMAC became a wholly-owned subsidiary of the Company and (ii) each issued and outstanding security of HMAC immediately prior to the consummation of the Merger was no longer outstanding and automatically cancelled, in exchange for the right of the holder thereof to receive a substantially equivalent security of the Company specified below, and (b) the Company acquired all of the issued and outstanding shares of Target held by the Sellers in exchange for the Class A and Class B Ordinary Shares of the Company (“Business Combination”). As a result of the Transactions, HMAC and Target each became a wholly-owned subsidiary of the Company.

On December 18, 2023, HMAC, originally a holding company, ceased being a subsidiary of the Company. The management believed the dissolution of HMAC does not represent a strategic shift, in either operating or financing aspects, nor will it have a major effect on the Company’s operations and financial results, because it is not changing the way Able View is running the business. The Company has not shifted the nature of its operations or major geographic market area. The dissolution is not accounted as discontinued operations in accordance with ASC 205-20. On closing of business combination with HMAC, the Company credited equity for the fair value of the net assets of HMAC. On disposal of HMAC, the Company debited additional paid-in capital of $472,631 from disposal of HMAC, which represented the difference between the consideration of $nil and HMAC’s net liability as of the disposal date.

In September 2024, we entered into Convertible Note Purchase Agreements (the “Agreements”) with each of the three (3) non-U.S. investors (the “Purchasers”).

Pursuant to the Agreements, we issued and sold to the Purchasers convertible notes (the “Notes”) in the aggregate principal amount of US$5,000,000 after an original issue discount of 20%. The Notes have an interest rate of 8% per annum, and a maturity date of three (3) years from the date of issuance. The Notes are convertible into Class B Ordinary Shares (the “Conversion Shares”) at the option of the Purchasers, at a conversion price (the “Conversion Price”) of the higher of (i) 75% of the lowest volume-weighted average trading price of the Class B Ordinary Shares during the ten (10) latest consecutive business days preceding the conversion, or (ii) $0.6 per Class B Ordinary Share. In addition, we will issue the Purchasers certain conversion warrants upon the conversion of the Notes, with each warrant eligible to purchase one (1) Class B Ordinary Share per Conversion Share (the “Conversion Warrants”), and the exercise price of such Conversion Warrants is the same as the Conversion Price of the Notes. By November 4, 2024, we have collected proceeds from the Notes. On November 20, 2024, the Company received conversion notice from the Purchasers. On November 25, 2024, we issued an aggregation of 7,751,939 Class B Ordinary Shares and 7,751,939 Conversion Warrants to three Purchasers at conversion price of $0.645 per share.

Factors Affecting Results of Operations

Our business, financial condition and results of operations have been, and are expected to continue to be, affected by a number of factors, which primarily include the following:

Overall economic and political conditions

Our business, financial condition and results of operations are sensitive to changes in overall economic and political conditions that affect consumer spending in China. In addition, the retail industry is highly sensitive to general economic changes. Many factors outside of our control, including inflation and deflation, interest rates, volatility of equity and debt securities markets, and other government policies can adversely affect consumer confidence and spending. The domestic and international political environments, including global inflation and uncertain financial markets or at all, could in turn adversely affect our business, financial condition, and results of operations.

Our ability to retain our existing brand partners

We provide service to help distribute and sell cross-border products from various global brand owners through e-commerce platforms for brand partners primarily pursuant to contractual arrangements with a term typically ranging from 12 to 36 months. Although we are fairly confident that we will be able to renew the contracts with these brand partners, there is possibility that these contracts may not be renewed or, if renewed, may not be renewed under the same or more favorable terms for us. We may not be able to accurately predict future trends in brand partners renewals, and our brand partners’ renewal rates may decline or fluctuate due to factors such as level of satisfaction with our capacities, as well as factors beyond our control, such as level of competition faced by our brand partners, their level of success in e-commerce and their spending levels.

Our ability to maintain our relationships with distribution channels

We generate a substantial majority of our revenues from the product sales on e-commerce channels, including marketplaces, social media and other emerging e-commerce channels. We usually renews our platform service agreements on an annual basis, and these e-commerce channels have no obligation to do business with us or to allow us to have access to their channels in the long term. If we fail to maintain our relationships with these channels, they may decide at any time and for any reason to significantly curtail or inhibit our ability to integrate our brand management capabilities with their channels. We have annual platform service agreements with major online marketplaces, which may not be renewed in the future. A majority of our platform service agreements have been renewed for the fiscal year ended December 31, 2025. We endeavor to timely renew those platform service agreements before their expiration.

Additionally, these channels may decide to make significant changes to their respective business models, policies, systems or plans, and those changes could impair or inhibit our ability or our partners’ ability to sell their products on those channels, or may adversely affect the amount of GMV on those channels, or otherwise reduce the desirability of selling on those channels. Further, any of these channels could decide to apply licenses and permissions, or acquire other brands within the same industry of us that would allow them to compete with us. If we are unable to adapt to new e-commerce channels as they emerge, our value may be less attractive to our partners. Any of these developments could have a material adverse effect on the results of our operations.

Our ability to manage our inventory

We assume inventory ownership over products from some brand partners and thus are subject to inventory risk. We deploy different strategies to deal with non-seasonal and seasonal demands and make adjustments to our procurement plan in order to minimize the turnaround time of the inventory and manage our storage costs. Demand for products, however, can change significantly between the time inventory is ordered and the date by which we target to sell it. Demand may be affected by seasonality, new product launches, fashion trends, changes in product cycles and pricing, product defects, changes in consumer spending patterns and habits, changes in consumer tastes with respect to our products and other factors. In addition, when we begin selling a new product, it may be difficult to determine appropriate product selection and accurately forecast demand.

Our ability to respond to rapid changes in channel technologies or requirements

The e-commerce marketplaces that we operate in are characterized by rapid technological changes and frequent changes in rules, specifications and other requirements for us to be able to sell our brand partner’s products on particular channels. Our ability to retain and attract brand partners depends in large part on our ability to improve our existing capabilities, introduce new marketing and sales operation that can adapt quickly to the emerging channels, such as Douyin and Xiaohongshu, and adapt to the changes in channel technologies. To achieve market acceptance for our operations, we must effectively forecast and design operations that meet emerging channels and frequently changing channel requirements in a timely manner. If we fail to do so, our ability to renew our contracts with existing brand partners and expand our business with new brand partners will be impaired.

Key Components of Results of Operations

Revenues

We generated revenue primarily from (i) sales of cosmetics and beauty products, of which we recognize the revenues on a gross basis, net of return allowances and consideration payable to customers when the products are delivered and title is passed to customers, and (ii) provision of operation services for online stores owned by cosmetics brand names. We launched the operation services in 2022 and recognize relevant revenues over time when services are provided. For the years ended December 31, 2024, 2023 and 2022, our revenues from continuing operations were comprised of the following:

	For the Years Ended December 31,
	2024	2023	2022
Revenues
Sales of cosmetics and other beauty products	$122,002,947	$124,732,099	$136,008,662
Provision of operation services	4,759,367	4,544,377	248,953
Total revenue	$126,762,314	$129,276,476	$136,257,615

Cost of revenues

Our cost of revenues primarily consists of (i) purchase price of products, (ii) inbound shipping charges and write-downs of inventories and (iii) labor costs which facilitates our operation services. Inbound shipping charges to receive products from the suppliers are included in inventories, and recognized as cost of revenues upon sale of the products to the customers. Our cost of revenues from continuing operations were $112.3 million, $99.0 million and $106.8 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Selling and marketing expenses

Selling and marketing expenses from continuing operations primarily consist of (i) promotion and advertising expenses; (ii) freight and warehouse expenses; (iii) human resource service fees and IT service fees; (iv) payroll and welfare expenses, including salaries, social insurance and housing funds for our personnel in sales department; and (v) other miscellaneous expenses.

	For the Years Ended December 31,
	2024	2023	2022
Promotion and advertising expenses	$7,139,172	$6,734,039	$7,558,666
Freight expenses and warehouses	2,713,109	3,054,379	3,035,674
Human resource service fees and IT service fees	452,638	1,807,230	2,033,383
Payroll and welfare expenses	528,050	1,385,090	1,349,437
Others	176,601	278,114	1,279,448
	$11,009,570	$13,258,852	$15,256,608

General and administrative expenses

General and administrative expenses from continuing operations primarily consist of (i) professional expenses, mainly including legal consulting fees for our daily operations and audit fees; (ii) provision of expected credit losses against other receivables; (iii) payroll and welfare expenses, including salaries, social insurance and housing funds for our personnel in our general and administrative department; (iv) office rental expenses; and (v) other miscellaneous expenses.

	For the Years Ended December 31,
	2024	2023	2022
Professional expenses	$1,586,715	$2,513,393	$1,007,841
Provision of expected credit losses against other receivable	398,150	-	-
Payroll and welfare expenses	618,123	1,610,543	1,381,379
Office rental expenses	676,944	609,288	430,963
Others	418,837	993,708	725,525
	$3,698,769	$5,726,932	$3,545,708

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Singapore

The Company is subject to corporate income tax for its business operation in Singapore. Tax on corporate income is imposed at a flat rate of 17%.

Hong Kong

Ableview Brands, Ableview Management, and Able View are incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong.

PRC

Weitong, Beijing Jingyuan, Shanghai Jinglu, Shanghai Jingnan, Zhejiang Jingxiu and CSS Shanghai are subject to PRC Corporate Income Tax (“CIT”) on the taxable income in accordance with the relevant PRC income tax laws. Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%.

Beijing Jingyuan, Shanghai Jingnan, Zhejiang Jingxiu and CSS Shanghai are qualified as small and micro-sized enterprises (“SMEs”) in the year ended December 31, 2024. In accordance with the implementation rules of EIT Law, SMEs are entitled to a reduced EIT rate of 20%, 87.5% reduction of taxable income for the first RMB1,000,000 taxable income and 75% reduction of taxable income between RMB 1,000,000 and RMB 3,000,000, and no reduction for the remaining taxable income for the year ended December 31, 2022. SMEs are entitled to a reduced EIT rate of 20%, 75% reduction of taxable income for the first RMB3,000,000 taxable income, and no reduction for the remaining taxable income for the years ended December 31, 2024 and 2023.

Key Components of Results of Operations for the six months ended June 30, 2025 and 2024, respectively

Revenues

We generated revenue primarily from (i) selling beauty and personal care products for our brand partners, of which the revenues are recognized on a gross basis, net of return allowances and consideration payable to customers when the products are delivered and title is passed to customers, and (ii) providing operation services for online stores owned by cosmetics brand names, of which the revenue was recognized over time when service is provided. For the six months ended June 30, 2025 and 2024, our revenues from continuing operations were comprised of the following:

	For the Six Months Ended June 30,
	2025	2024
Revenues
Sales of cosmetics and other beauty products	$43,777,664	$59,739,297
Provision of operation services	2,876,483	1,527,628
Total revenue	$46,654,147	$61,266,925

Cost of revenues

Our cost of revenues primarily consists of purchase price of products, inbound shipping charges and write-downs of inventories and labor costs which facilitates our operation services. Shipping charges to receive products from the suppliers are included in inventories, and recognized as cost of revenues upon sale of the products to the customers. Our cost of revenues from continuing operations were $39.8 million and $53.1 million for the six months ended June 30, 2025 and 2024, respectively.

Selling and marketing expenses

Selling and marketing expenses from continuing operations primarily consist of (i) promotion and publicity expenses; (ii) payroll and welfare expenses, including salaries, social insurance and housing funds for our personnel in our sales department; (iii) freight and warehouse expenses; (iv) human resource service fee and IT service fees; and (v) other miscellaneous expenses.

	For the Six Months Ended June 30,
	2025	2024
Promotion and publicity expenses	$1,680,665	$3,530,147
Freight expenses	582,483	740,493
Warehouse expenses	524,064	334,714
Human resource service fees and IT service fees	503,136	263,453
Others	172,775	300,973
	$3,463,123	$5,169,780

General and administrative expenses

General and administrative expenses from continuing operations primarily consist of (i) professional expenses representing legal consulting fees for our daily operations and audit fees; (ii) payroll and welfare expenses, including salaries, social insurance and housing funds for our personnel in our general and administrative department; and (iii) other miscellaneous expenses.

	For the Six Months Ended June 30,
	2025	2024
Professional expenses	$1,392,845	$1,086,075
Payroll and welfare expenses	286,212	595,669
Others	225,149	560,010
	$1,904,206	$2,241,754

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Ableview Brands, Ableview Management, and Able View are incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019.

Singapore

The Company is subject to corporate income tax for its business operation in Singapore. Tax on corporate income is imposed at a flat rate of 17%.

PRC

Weitong, Beijing Jingyuan, Shanghai Jinglu, Shanghai Jingnan and CSS Shanghai are subject to PRC Corporate Income Tax (“CIT”) on the taxable income in accordance with the relevant PRC income tax laws. Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%.

Beijing Jingyuan, Shanghai Jingnan and CSS Shanghai are qualified as small and micro-sized enterprises (“SMEs”) in the six months ended June 30, 2025 and 2024. In accordance with the implementation rules of EIT Law, SMEs are entitled to a reduced EIT rate of 20%, 75% reduction of taxable income for the first RMB3,000,000 taxable income, and no reduction for the remaining taxable income for the six months ended June 30, 2025 and 2024.

Results of Operations

The following table sets forth a summary of our consolidated results of operations from continuing operations for the years ended December 31, 2024, 2023 and 2022. This information should be read together with our consolidated financial statements and related notes included elsewhere herein. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended December 31,
	2024	2023	2022
Revenues
- Third parties	$124,603,580	$129,107,132	$134,139,930
- Related parties	2,158,734	169,344	2,117,685
Total revenue	126,762,314	129,276,476	136,257,615

Cost of revenue
- Third parties	(110,103,133)	(98,805,866)	(104,660,344)
- Related parties	(2,156,885)	(150,437)	(2,093,584)
Total cost of revenue	(112,260,018)	(98,956,303)	(106,753,928)

Gross profit	14,502,296	30,320,173	29,503,687

Operating expenses
Selling and marketing expenses	(11,009,570)	(13,258,852)	(15,256,608)
General and administrative expenses	(3,698,769)	(5,726,932)	(3,545,708)
Total operating expenses	(14,708,339)	(18,985,784)	(18,802,316)

(Loss) income from operations	(206,043)	11,334,389	10,701,371

Other income (expenses), net
Interest expenses, net	(405,599)	(834,162)	(615,166)
Other income	98,929	52,156	356,159
Foreign currency exchange loss	(393,622)	(843,319)	(508,845)
Total other expenses, net	(700,292)	(1,625,325)	(767,852)

(Loss) income before income taxes	(906,335)	9,709,064	9,933,519

Income tax expenses	(240,231)	(301,898)	(2,607,925)

Net (loss) income from continuing operations	(1,146,566)	9,407,166	7,325,594

Discontinued operations:
(Loss) income before income taxes from operations of discontinued operation	(8,685,904)	1,981,834	(560,683)
Income tax benefits (expenses)	2,413,058	(1,638,954)	1,138,700
Net (loss) income from discontinued operations	(6,272,846)	342,880	578,017

Net (loss) income	$(7,419,412)	$9,750,046	$7,903,611

For the years ended December 31, 2024 and 2023

Revenues

Our continuing operations generate revenues from (i) sales of beauty and personal care products of international brands over multiple sales channels, and (ii) rendering operations services for online stores owned by cosmetics brands. Our revenues decreased by $2.5 million, or 2% from $129.3 million for the year ended December 31, 2023 to $126.8 million for the year ended December 31, 2024. The decrease was primarily caused by decrease of $2.7 million in sales of beauty and personal care products, which was primarily due to a decrease in demand from our customers which was affected by downward macroeconomic environment.

Cost of revenues

Our cost of revenues from continuing operations increased by $13.3 million from $99.0 million for the year ended December 31, 2023 to $112.3 million for the year ended December 31, 2024. The increase was primarily due to an increase of purchase cost of beauty and personal care products and inventory write-down of $1.3 million against certain beauty and personal care products due to slowing moving.

Gross margin

For the years ended December 31, 2024 and 2023, the gross margin from continuing operations was 11% and 23%, respectively. The decrease in gross margin was primarily attributable to the downward macroeconomic environment and an inventory write-down of $1.3 million against beauty and personal care products due to slowing moving for the year of 2024.

Selling and marketing expenses

Our selling and marketing expenses from continuing operations decreased by $2.3 million, or 17% from $13.3 million for the year ended December 31, 2023 to $11.0 million for the year ended December 31, 2024. The decrease was mainly due to (i) a decrease of $0.9 million in payroll and welfare expenses which was affected by combined effects of (a) a decrease of bonus expenses to salespersons with decrease of revenues and (b) resignation of salespersons, and (ii) a decrease of $1.4 million in human resource service fees and IT service fees in relation to supporting promotion and advertising activities.

General and administrative expenses

Our general and administrative expenses from continuing operations was $5.7 million for the year ended December 31, 2023, compared to $3.7 million for the year ended December 31, 2024. In 2024, we incurred a decrease of $1.0 million in payroll and welfare expenses due to no bonus expenses was incurred during the year of 2024 and resignation of employees and a decrease of $1.0 million in professional expenses.

Income tax benefits (expenses)

We recorded income tax expenses from continuing operations of $0.2 million and $0.3 million for the years ended December 31, 2024 and 2023, respectively.

For the year ended December 31, 2024, we recorded current income tax expenses from continuing operations of $0.2 million, as compared with $2.6 million for the same period of 2023. The change in current income tax expenses was primarily attributable to net operating losses incurred in the year of 2024 by certain of our subsidiaries, which generated taxable income for the year ended December 31, 2023.

For the year ended December 31, 2024 and 2023, we recorded deferred tax expenses from continuing operations of $0.1 million and deferred tax benefits of $2.3 million, respectively. The deferred tax benefits arose because we incurred net operating losses in the year ended December 31, 2023 in certain of our subsidiaries which was more likely than not that the certain subsidiaries would have sufficient taxable income to realize the deferred tax assets in the future.

Net (loss) income from discontinued operations

On June 27, 2025, the Company transferred 100% equity interest in Shanghai Jingyue to the Buyer. The disposal of Shanghai Jingyue represents a strategic shift that has a significant effect on our financial results, which trigger discontinued operations accounting in accordance with ASC 205-20-45. The assets and liabilities related to the discontinued operations were retroactively classified as assets/liabilities of discontinued operations as of December 31, 2024 and 2023, while results of operations related to the discontinued operations, including comparatives, were retroactively reported as (loss) income from discontinued operations and cash flows from discontinued operations of the three categories for the years ended December 31, 2024, 2023 and 2022 were separately presented in the consolidated statements of cash flows for all periods presented retroactively in accordance with U.S. GAAP.

For the year ended December 31, 2024 and 2023, the net loss from discontinued operation represented net loss of $6.3 million and net income of $0.3 million incurred by Shanghai Jingyue.

Net (loss) income

As a result of the foregoing, we reported net loss of $7.4 million and net income of $9.8 million for the years ended December 31, 2024 and 2023, respectively.

For the years ended December 31, 2023 and 2022

Revenues

Our continuing operations generate revenues from (i) sales of beauty and personal care products of international brands over multiple sales channels, and (ii) rendering operations services for online stores owned by cosmetics brands, which was a new revenue stream launched in the year of 2022. Our revenues decreased by $7.0 million, or 5% from $136.3 million for the year ended December 31, 2022 to $129.3 million for the year ended December 31, 2023. The decrease was primarily caused by decrease of $11.3 million in sales of beauty and personal care products, which was primarily due to a decrease in demand from our customers which was affected by downward macroeconomic environment, partially offset by an increase of $4.3 million in operation services.

Cost of revenues

Our cost of revenues from continuing operations decreased by $7.8 million, or 7% for the year ended December 31, 2023, as compared with the cost of revenues for the same period of 2022, which was in line with the decrease of revenue. Our cost of revenues was primarily comprised of purchase price of beauty and personal care products, and staff cost related to provision of operation services.

Gross margin

As a result of foregoing, our gross margin from continuing operations was 23% and 22% for the years ended December 31, 2023 and 2022.

Selling and marketing expenses

Our selling and marketing expenses from continuing operations decreased by $2.0 million, or 13% from $15.3 million for the year ended December 31, 2022 to $13.3 million for the year ended December 31, 2023. The decrease was mainly due to 1) a decrease of $0.8 million in promotion and advertising expenses as we reduced our online advertising activities as affected by a decreased in demand from our customers, and 2) a decrease of $1.0 million in other expenses because we reduced expenditures in disinfectant for packages with the lifting of COVID restrictions.

General and administrative expenses

Our general and administrative expenses from continuing operations increased by $2.2 million, or 62% from $3.5 million for the year ended December 31, 2022 to $5.7 million for the year ended December 31, 2023. The increase was mainly due to 1) an increase of $1.5 million in professional expenses as we engaged in more professionals for advisory services for our business, 2) an increase of $0.7 million in other expenses.

Income tax expenses

Our income tax expenses from continuing operations decreased from $2.6 million for the year ended December 31, 2022 to $0.3 million for the year ended December 31, 2023.

For the year ended December 31, 2023, we recorded current income tax expenses from continuing operations of $2.6 million, as compared with $2.1 million for the same period of 2022. The increase in current income tax expenses was primarily attributable to increased taxable income in our profit-generating subsidiaries for the year ended December 31, 2023.

For the year ended December 31, 2023 and 2022, we recorded deferred tax benefits from continuing operations of $2.3 million and deferred tax expenses of $0.5 million, respectively. It was more likely than not that the certain subsidiaries would have sufficient taxable income to realize the deferred tax assets in the future.

Net income from discontinued operations

For the years ended December 31, 2023 and 2022, the net income from discontinued operation was net income of Shanghai Jingyue of $0.3 million and of $0.6 million, respectively.

Net income

As a result of the foregoing, our net income increased by $1.9 million, or 23%, from $7.9 million for the year ended December 31, 2022 to $9.8 million for the year ended December 31, 2023.

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheets as of December 31, 2024 and 2023. This information should be read together with our consolidated financial statements and related notes included elsewhere herein.

	December 31, 2024	December 31, 2023
ASSETS
Current Assets
Cash and cash equivalents	$15,191,995	$11,474,899
Accounts receivable	15,012,273	11,805,918
Accounts receivable – related party	1,088,558	—
Prepayments and other current assets	1,962,048	3,199,810
Amount due from related parties	—	14,086
Inventories	6,349,620	15,074,457
Assets of discontinued operations, current	668,458	6,965,955
Total Current Assets	40,272,962	48,535,125

Non-current Assets
Property and equipment, net	139,183	244,904
Right of use assets, net	13,599	22,050
Deferred tax assets	2,221,467	2,311,632
Other non-current assets	777,935	754,088
Assets of discontinued operations, non-current	4,204,879	3,038,896
Total Non-current Assets	7,357,063	6,371,570

Total Assets	$47,630,015	$54,906,695

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term loans	$7,972,764	$2,602,825
Accounts payable	2,475,273	3,584,374
Advance from customers	187,913	235,494
Income tax payable	2,024,460	4,206,158
Lease liabilities, current	9,163	14,743
Other payable and accrued expenses	2,696,107	1,364,206
Amount due to related parties	101,658	—
Liabilities of discontinued operations, current	1,949,380	3,645,153
Total Current Liabilities	17,416,718	15,652,953

Amount due to related parties, non-current	16,017,183	19,992,560
Long-term borrowings	2,180,694	—
Deferred tax liabilities	—	3,389
Liabilities of discontinued operations, non-current	4,924,205	7,842,214
Total Non-current Liabilities	23,122,082	27,838,163
Total Liabilities	$40,538,800	$43,491,116

Cash and cash equivalents

Cash and cash equivalents consist of funds deposited with banks and financial institutions and cash on hand, which are highly liquid and are unrestricted as to withdrawal or use.

The total balance of cash and cash equivalents from continuing operations was $15.2 million and $11.5 million as of December 31, 2024 and 2023, respectively. The change of balance of cash and cash equivalents was primarily a result of a decrease of cash of $2.8 million from our operating activities and an increase of cash of $7.2 million from our financing activities, partially net off against a decrease of cash of $51,771 from our investing activities.

Accounts receivable

As of December 31, 2024 and 2023, the accounts receivable from continuing operations were $15.0 million and $11.8 million, respectively. We generally offer credit terms of up to 90 days to our customers. For the years ended December 31, 2024 and 2023, the turnover days for accounts receivable were 39 days and 45 days, respectively, which were well within the credit terms.

Prepayments and other current assets

As of December 31, 2024 and 2023, the balance of prepayments and other current assets from continuing operations primarily consisted of the following items:

	December 31, 2024	December 31, 2023
Prepayments and other current assets
Prepayments to suppliers	$619,283	$943,139
Prepaid marketing and advertising expenses	543,964	953,903
Loans to a third party	500,000	500,051
Compensation receivable (a)	—	398,150
Due from suppliers (b)	—	254,597
Tax recoverable	53,963	52,877
Others	244,838	97,093
	$1,962,048	$3,199,810
Other non-current assets
Long-term deposits	756,154	749,508
Others	21,781	4,580
	$777,935	$754,088

(a)	As of December 31, 2023, we had compensation receivable due from one supplier. The compensation receivable arose from quality issues of cosmetic products, and the supplier agreed to make cash compensation. During the year ended December 31, 2024, we wrote off the compensation receivable of $0.4 million as it assessed that it was remote to collect the outstanding balance.

(b)	As of December 31, 2023, the balance represented the outstanding advertising service fees due from one supplier. To strengthen the supplier relationship, we assist the suppliers with online marketing campaigns to promote their products. We prepaid the advertising service fees to media, and charged the media cost from the suppliers. During the year of 2024, the prepaid balance was amortized to zero as the advertising service was completed.

Inventories

The balance of inventories from continuing operations was $6.3 million and 15.1 million as of December 31, 2024 and 2023, respectively. The decrease in inventory balance was due to the fact that (i) we lowered our stocks of inventories as of December 31, 2024, which was in line with the decrease in revenues, and (ii) we provided inventory write-down of $1.3 million against cosmetics products due to slow moving.

Short-term loans

As of December 31, 2024 and 2023, the balance of short-term borrowings primarily consisted of the following items:

	December 31, 2024	December 31, 2023
Short-term loans from financial institutions other than banks	$-	$671,355
Short-term loans from banks	7,972,764	1,931,470
	$7,972,764	$2,602,825

(a)	During the years ended December 31, 2023 and 2022, we entered into certain loan agreements with certain financial institutions, pursuant to which we borrowed $9.5 million and $28.5 million, respectively, from these financial institutions with maturity dates through March 2024. The borrowings bore interest rates of 7.5% per annum. For the year ended December 31, 2024, we did not borrow from financial institutions. For the years ended December 31, 2024, 2023 and 2022, we repaid borrowings of $0.7 million, $17.9 million and $22.1 million, respectively.

(b)

During the years ended December 31, 2024, 2023 and 2022, we entered into one loan agreement with a bank, pursuant to which we borrowed $33.4 million, $48.4 million and $57.1 million, respectively, with maturity dates due through August 2025. The borrowing bore interest rates ranging between 3.5% and 7.0% per annum. For the year ended December 31, 2024, 2023 and 2022, we repaid borrowings of $32.3 million, $53.0 million and $50.6 million, respectively. The short-term loans were pledged by the accounts receivables due from customers.

For the year ended December 31, 2022, we also fully settled borrowings of approximately $0.4 million with another bank.

During the year ended December 31, 2024, we entered into one additional loan agreement with an additional bank, pursuant to which we borrowed approximately $4.9 million with maturity dates due through May 2025. The borrowing bore interest rate ranging between 6.0% and 6.1% per annum. We did not repay the borrowing as of the date of this prospectus.

Amount due to related parties, current and noncurrent

As of December 31, 2024 and 2023, the balance of amount due to related parties primarily consisted of the following items:

	December 31, 2024	December 31, 2023
Amount due to related parties, current
Accounts payable	$101,658	$—
	$101,658	$—
Amount due to related parties, noncurrent
Dividends payable(a)	$15,788,003	$15,758,296
Other payables(b)	229,180	4,234,264
	$16,017,183	$19,992,560

(a)	As of December 31, 2024, the dividend payable due to shareholders were extended to July 2026. The Company recorded the dividends payable as non-current liabilities.

(b)	As of December 31, 2024, the other payables represented borrowings which were interest free. The other payables were classified into current and non-current based on expected repayment dates. As of December 31, 2024, the other payables represented borrowings were interest free and repayable in July 2026.

B. Liquidity and Capital Resources

To date, we have financed our operating and investing activities primarily through cash generated from operating activities, borrowings from financial institutions, third parties and related parties and financing through issuance of convertible notes. As of December 31, 2024, our cash and cash equivalents from continuing operations were $15.2 million. Our cash and cash equivalents primarily consist of cash and time deposits with terms of three months or less. For the years ended December 31, 2024, 2023 and 2022, we reported revenues of $126.8 million, $129.3 million and $136.3 million, respectively.

Our results of continuing operations were affected by supply chain disruptions in the year of 2023 which resulted in delayed shipment of our cosmetics products and longer inventory turnover days. The disruptions were solved in the year of 2024. Our inventory turnover days were 35 days, 58 days and 45 days in the years ended December 31, 2024, 2023 and 2022, respectively. In addition, the turnover days for accounts receivable for the years ended December 31, 2024, 2023 and 2022 were 39 days, 45 days and 41 days, respectively. Longer turnover days for accounts receivable slightly affect our short-term liquidity. We generally grant our customers credit term up to 90 days.

We do not believe we have a material collection risk under our business model that will have a negative impact on collectability, and no significant written-off occurred historically. Therefore, we do not have substantial doubt on the collectability of the remaining accounts balances, and we do not provide allowance against accounts receivable as of December 31, 2024 and 2023.

On March 22, 2024, the Company entered into a Loan Agreement (the “Loan Agreement”) with High West Capital Partners, LLC (the “Lender”), pursuant to which the Lender agreed to lend to the Company (the “Loan”) amounts to be extended in four tranches. The amount of each tranche of the Loan is adjusted depending on the trading price of the Company’s Class B Ordinary Shares. The first tranche, extended on March 28, 2024, provided the Company with loan proceeds of approximately $0.59 million; the second tranche, extended on April 9, 2024, provided the Company with loan proceeds of approximately $0.68 million; the third and final tranche, extended on April 18, 2024, provides the Company with loan proceeds of approximately $0.91 million. Each tranche of the Loan has a maturity date of five years from the date the tranche is extended and an interest of 5.05% per annum to be paid by the Company to the Lender in semi-annual installments. The Loan Agreement contains other customary provisions, and is governed by the laws of Hong Kong.

On November 4, 2024, we consummated the issuance and sale of certain convertible notes in the principal amount of $5.0 million (the “Notes”) to three investors (the “Note Purchasers”). Such principal amount includes an original issue discount of 20%. The Notes have an interest rate of 8% per annum, and maturity of three (3) years. On November 25, 2024, the Company issued an aggregation of 7,751,939 Class B Ordinary Shares at the conversion price of $0.645 per share and 7,751,939 warrants (“Conversion Warrants”) with an exercise of $0.645 per share, to the Note Purchasers.

Moreover, given the current disparity between the exercise price of the Pubco Warrants (defined below) and the current trading price of the Class B Ordinary Shares, we are unlikely to receive significant proceeds from exercises of the Pubco Warrants in the near future. If we need to obtain external financing, we cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Our future liquidity needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could result in additional dilution to our shareholders. The incurrence of additional indebtedness would result in increased debt service obligations and operating and financing covenants that would restrict our operations.

We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

For the years ended December 31, 2024, 2023 and 2022, 17%, 10% and 22% of our revenues have been in the form of Renminbi. We expect a material portion of revenues to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC Operating Entities are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC Operating Entities to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC Operating Entities are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC Operating Entities have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment in and loans to our PRC Operating Entities, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, the Cayman holding company is permitted under PRC Laws and regulations to provide funding to our PRC Operating Entities only through loans or capital contributions, subject to the approval, filings or registration of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from any future offering to make loans or capital contributions to our PRC Operating Entities.

Results of Operations for the six months ended June 30, 2025 and 2024, respectively

The following table sets forth a summary of our consolidated results of operations for the six months ended June 30, 2025 and 2024. This information should be read together with our condensed consolidated financial statements and related notes included elsewhere herein. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended June 30,		Changes
	2025	2024	Amount	%
Revenues	$46,654,147	$61,266,925	$(14,612,778)	(24)%
Cost of revenues	(39,792,626)	(53,087,175)	13,294,549	(25)%
	6,861,521	8,179,750	(1,318,229)	(16)%

Operating Expenses
Selling and marketing expenses	(3,463,123)	(5,169,780)	1,706,657	(33)%
General and administrative expenses	(1,904,206)	(2,241,754)	337,548	(15)%
Total operating expenses	(5,367,329)	(7,411,534)	2,044,205	(28)%

Income from operations	1,494,192	768,216	725,976	95%

Other (expenses) income
Interest expenses, net	(317,108)	(179,907)	(137,201)	76%
Other expenses, net	(32,811)	(135,425)	102,614	(76)%
Foreign currency exchange gain (loss)	225,537	(174,683)	400,220	(229)%
Income before provision for income tax	1,369,810	278,201	1,091,609	392%
Income tax (expenses) benefits	(1,537,266)	638,903	(2,176,169)	(341)%
Net (loss) income from continuing operations	(167,456)	917,104	(1,084,560)	(118)%
Net income (loss) from discontinued operations	3,587,371	(7,252,983)	10,840,354	(149)%
Net income (loss)	$3,419,915	$(6,335,879)	$9,755,794	(154)%

Revenues

We generate revenues from (i) sales of beauty and personal care products of international brands over multiple sales channels, and (ii) rendering operations services for online stores owned by cosmetics brands. Our revenues from continuing operations decreased by $14.6 million, or 24% from $61.3 million for the six months ended June 30, 2024 to $46.7 million for the six months ended June 30, 2025. The decrease was primarily caused by a decrease of $16.0 million in sales of cosmetics and other beauty products, which was primarily due to a decrease in demand from our customers.

Cost of revenues

Our cost of revenues was primarily comprised of purchase of beauty and personal care products from our brand partners, cost of warehouse and staff cost incurred for operation services for online stores owned by customers.     Our cost of revenue from continuing operations decreased by $13.3 million, or 25% from $53.1 million for the six months ended June 30, 2024 to $39.8 million for the same period of 2025. The decrease was primarily caused by a decrease of approximately $13.7 million in cost of revenues from sales of cosmetics and other beauty products, which was in line with the decrease of revenues.

Gross margin

As a result of foregoing, our gross margin was 15% and 13% for the six months ended June 30, 2025 and 2024, respectively. The increase in gross margin was caused by termination with certain cosmetics brands, with which the Company earned lower gross margin from sales of cosmetics products.

Selling and marketing expenses

Our selling and marketing expenses from continuing operations were $3.5 million and $5.2 million for the six months ended June 30, 2025 and 2024, respectively. The decrease was mainly due to (i) a decrease of $1.8 million in promotion and advertising expenses as we strategically reduced spending on underperforming traditional advertising and focused marketing spend more toward higher-ROI digital channels, reflecting our focus on operational efficiency during the market downturn, (ii) a decrease of $0.2 million in freight expenses which was in line with decrease in revenues, partially offset by an increase of $0.2 million warehouse expenses as more cosmetics products were stocked in the warehouse and an increase of $0.2 million human resource service fees and IT service fees.

General and administrative expenses

Our general and administrative expenses from continuing operations decreased by $0.3 million, or 15% from $2.2 million for the six months ended June 30, 2024 to $1.9 million for the six months ended June 30, 2025. The decrease was mainly due to a decrease of $0.3 million in payroll and welfare expenses due to resignation of employees and a decrease of $0.3 million in other expenses as a result of decreased administrative department employees, partially offset by an increase of $0.3 million in professional expenses as we engaged in more professionals for advisory services for our operations.

Income tax (expenses) benefits

We recorded income tax expenses from continuing operations of $1.5 million for the six months ended June 30, 2025, as compared with tax benefits of $0.6 million for the six months ended June 30, 2024.

For the six months ended June 30, 2025, we recorded current income tax expenses of $0.5 million, as compared with $97,814 for the same period of 2024. The increase in current income tax expenses was primarily attributable to taxable income generated by our subsidiaries in the PRC.

For the six months ended June 30, 2025 and 2024, we recorded deferred tax expenses of $1.0 million and deferred tax benefits of $0.7 million, respectively. The deferred tax expenses for the six months ended June 30, 2025 was caused by the true up of prior year net operating losses as the Company reconciled its net operating losses with annual tax return and provision of inventory write-down against inventories purchased from Shanghai Jingyue.

Net income (loss) from discontinued operations

On June 27, 2025, the Company transferred 100% equity interest in Shanghai Jingyue to the Buyer at zero consideration. The Company disposed of Shanghai Jingyue as it experienced a decrease in sales of cosmetics products of certain brand names, and the Company expected that Shanghai Jingyue with the negative image, will continue to suffer a decrease in financial performance. In connection with the disposal of Shanghai Jingyue, the Company also agreed to purchase inventories with carrying value of $162,535 from Shanghai Jingyue at original cost of $3,330,617. In addition, the Buyer agreed to waive the Company’s liabilities of $4,389,889 due to Shanghai Jingyue. The disposal had a net increase in the income tax expense of $301,704, which was included in the net income from discontinued operation.

The Company determined that the disposal of the Shanghai Jingyue met the criteria to be classified as a discontinued operation and, as a result, Shanghai Jingyue’s historical financial results are reflected in the Company’s condensed consolidated interim financial statements as a discontinued operation. The disposal of Shanghai Jingyue represents a strategic shift that has a significant effect on the Company’s financial results, which trigger discontinued operations accounting in accordance with ASC 205-20-45. The assets and liabilities related to the discontinued operations were retroactively classified as assets/liabilities of discontinued operations, while results of operations related to the discontinued operations, including comparatives, were reported as loss from discontinued operations for the six months ended June 30, 2024 and 2025, respectively.

For the six months ended June 30, 2025, the net income from discontinued operation was comprised of disposal gain of $4.5 million and net loss of $0.9 million incurred by Shanghai Jingyue.

For the six months ended June 30, 2024, the net loss from discontinued operation represented net loss of $7.3 million incurred by Shanghai Jingyue.

Net income (loss)

As a result of the foregoing, we reported a net income of $3.4 million and a net loss of $6.3 million for the six months ended June 30, 2025 and 2024, respectively.

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our condensed consolidated balance sheets as of June 30, 2025 and December 31, 2024. This information should be read together with our condensed consolidated financial statements and related notes included elsewhere herein.

	June 30, 2025	December 31, 2024
ASSETS
Current Assets
Cash and cash equivalents	$6,283,350	$15,191,995
Accounts receivable	16,154,385	15,012,273
Accounts receivable – related party	—	1,088,558
Prepayments and other current assets	4,795,814	1,962,048
Inventories	9,331,500	6,349,620
Assets of discontinued operations, current	—	668,458
Total Current Assets	36,565,049	40,272,962

Non-current Assets
Property and equipment, net	120,576	139,183
Right of use assets, net	6,882	13,599
Deferred tax assets	1,227,841	2,221,467
Other non-current assets	732,767	777,935
Assets of discontinued operations, non-current	—	4,204,879
Total Non-current Assets	2,088,066	7,357,063

Total Assets	$38,653,115	$47,630,015

Current Liabilities
Short-term borrowings	$9,085,684	$7,972,764
Accounts payable	2,145,762	2,475,273
Advance from customers	2,587,778	187,913
Income tax payable	2,701,443	2,024,460
Lease liabilities, current	2,362	9,163
Other payable and accrued expenses	8,789,739	2,696,107
Amount due to related parties, current	99,892	101,658
Liabilities of discontinued operations, current	—	1,949,380
Total Current Liabilities	25,412,660	17,416,718

Amount due to related parties, non-current	1,403,405	16,017,183
Long-term borrowings	2,180,694	2,180,694
Liabilities of discontinued operations, non-current	—	4,924,205
Total Non-Current Liabilities	3,584,099	23,122,082
Total Liabilities	$28,996,759	$40,538,800

Cash and cash equivalents

Cash and cash equivalents from continuing operations consist of funds deposited with banks and financial institutions and cash on hand, which are highly liquid and are unrestricted as to withdrawal or use.

The total balance of cash and cash equivalents were $6.3 million and $15.2 million as of June 30, 2025 and December 31, 2024, respectively. The change of balance of cash and cash equivalents was primarily a result of cash of $9.0 million used in our financing activities of continuing operations, partially offset by and cash of $0.5 million provided by our investing activities of continuing operations.

Accounts receivable

As of June 30, 2025 and December 31, 2024, the accounts receivable were $16.2 million and $15.0 million, respectively. We extended our credit terms of up to 180 days to our customers. As of June 30, 2025 and December 31, 2024, the turnover days for accounts receivable were 63 days and 35 days, respectively, which were well within the credit terms.

Inventories

The balance of inventories was $9.3 million and $6.3 million as of June 30, 2025 and December 31, 2024, respectively. The increase in inventory balance was due to (i) strategic inventory purchases in June to secure volume-based rebates from a key supplier, representing approximately $4.6 million of the increase, and (ii) seasonal stocking for anticipated higher demand in the second half of 2025, particularly for holiday-season beauty products, partially offset by a decrease of other cosmetics products of approximately $1.6 million.

B. Liquidity and Capital Resources

To date, we have financed our operating and investing activities primarily through cash generated from operating activities, borrowings from financial institutions, third parties and related parties. As of June 30, 2025, our cash and cash equivalents were $6.3 million. Our cash and cash equivalents primarily consist of cash and time deposits with terms of three months or less. For the six months ended June 30, 2025 and 2024, we reported revenues of $46.7 million and $61.3 million from continuing operations, respectively.

Our results of operations are slightly affected due to the supply chain disruptions. Our inventory turnover days were 37 days and 51 days in the six months ended June 30, 2025 and 2024, respectively. In addition, the turnover days for accounts receivable for the six months ended June 30, 2025 and 2024 were 63 days and 35 days, respectively. We generally granted our customers credit term ranging between 30 days and 180 days.

We do not believe we have a material collection risk under our business model that will have a negative impact on collectability, and we do not have significant written-off occurred historically. Therefore, we do not have substantial doubt on the collectability of the remaining accounts balances, and we do not provide allowance against accounts receivable as of June 30, 2025 and December 31, 2024.

During the six months ended June 30, 2025, we entered into loan agreements with a financial institution, pursuant to which we borrowed approximately $3.0 million from the financial institution. During the six months ended June 30, 2025, we entered into loan agreements with one bank, pursuant to which we borrowed approximately $11.4 million from the bank.

On March 22, 2024, the Company entered into a Loan Agreement (the “Loan Agreement”) with High West Capital Partners, LLC (the “Lender”), pursuant to which the Lender agrees to lend to the Company (the “Loan”) amounts to be extended in four tranches. The amount of each tranche of the Loan is adjusted depending on the trading price of the Company’s Class B Ordinary Shares. The first tranche, extended on March 28, 2024, provides the Company with loan proceeds of approximately $0.63 million; the second tranche, extended on April 9, 2024, provides the Company with loan proceeds of approximately $1.01 million; the third and final tranche, both extended on April 18, 2024, provides the Company with loan proceeds of approximately $1.24 million. Each tranche of the Loan has a maturity of five years from the date the tranche is extended and an interest of 5.05% per annum to be paid by the Company to the Lender in semi-annual installments. The Loan Agreement contains other customary provisions, and is governed by the laws of Hong Kong.

In September 2024, we entered into Convertible Note Purchase Agreements (the “Agreements”) with three (3) non-U.S. investors (the “Purchasers”). Pursuant to the Agreements, we issued and sold to the Purchasers convertible notes (the “Notes”) with aggregate principal amount of US$5,000,000, interest rate of 8% per annum, original issue discount of 20%, and maturity of three (3) years. The Notes are convertible into Class B Ordinary Shares (the “Conversion Shares”) at the option of the Purchasers, at a conversion price (the “Conversion Price”) of the higher of (i) 75% of the lowest volume-weighted average trading price of the Class B Ordinary Shares during the ten (10) latest consecutive business days preceding the conversion, or (ii) $0.6 per Class B Ordinary Share. In addition, we issued the Purchasers certain conversion warrants upon the conversion of the Notes, with each warrant eligible to purchase one (1) Class B Ordinary Share per Conversion Share (the “Conversion Warrants”), with the exercise price of such Conversion Warrants the same as the Conversion Price of the Notes. The Company has collected proceeds from the Notes in November 2024. On November 20, 2024, the Company received conversion notice from the customers, and have completed the issuance of the Class B Ordinary Shares and Conversion Warrants to the Purchasers.

We believe that our current cash and cash equivalents of $6.3 million, combined with our anticipated cash flows from operations and available credit facilities of approximately $1.0 million in short-term borrowings, will be sufficient to meet our working capital requirements and capital expenditures for the next 12 months. Our assessment is based on: (i) expected improvement in operating cash flows following the Shanghai Jingyue disposal, (ii) seasonal revenue increases typically experienced in our second half, and (iii) continued focus on working capital management, including our inventory optimization initiatives. However, if market conditions deteriorate further or if we pursue strategic growth opportunities, we may seek additional financing. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

For the six months ended June 30, 2025 and 2024, 14% and 12% of our revenues from continuing operations have been in the form of Renminbi. We expect the portion of revenues in the form of Renminbi is likely to remain. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC Operating Entities are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC Operating Entities to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC Operating Entities are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC Operating Entities have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment in and loans to our PRC Operating Entities, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, the Cayman holding company is permitted under PRC Laws and regulations to provide funding to our PRC Operating Entities only through loans or capital contributions, subject to the approval, filings or registration of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from any future offering to make loans or capital contributions to our PRC Operating Entities.

Cash flows

The following table sets forth a summary of our cash flows for the years ended December 31, 2024, 2023 and 2022 presented:

	For the Years Ended December 31,
	2024	2023	2022
Net cash provided by (used in) operating activities from continuing operations	$2,787,620	$21,619,755	$(10,008,800)
Net cash (used in) provided by operating activities from discontinued operations	(5,032,164)	1,953,575	(2,840,893)
Net cash (used in) provided by investing activities from continuing operations	(51,771)	408,605	(1,064,781)
Net cash used in investing activities from discontinued operations	(973)	(154,943)	(42,498)
Net cash provided by (used in) financing activities from continuing operations	7,210,978	(19,035,175)	9,044,432
Net cash (used in) provided by financing activities from discontinued operations	(3,169,394)	2,819,153	3,899,635
Effect of exchange rate changes on cash and cash equivalents from continuing operations	285,498	(22,045)	131,490
Effect of exchange rate changes on cash and cash equivalents from discontinued operations	(26,679)	(34,149)	(65,185)

Change in cash and cash equivalents of discontinued operations	(8,229,210)	4,583,636	951,059)
Net settlement of balances between discontinued operations and the Company	6,515,229	(3,854,982)	(526,459)
Net change in cash and cash equivalents of discontinued operations	(1,713,981)	728,654	424,600

Change in cash and cash equivalents of discontinued operations	10,232,325	2,971,140	(1,897,659)
Net settlement of balances between discontinued operations and the Company	(6,515,229)	3,854,982	526,459
Change in cash and cash equivalents of discontinued operations	10,232,325	2,971,140	(1,897,659)
Cash and cash equivalents of continuing operations at beginning of year	11,474,899	4,648,777	6,019,977
Cash and cash equivalents of continuing operations at end of year	$15,191,995	$11,474,899	$4,648,777

Operating activities

Net cash provided by operating activities from continuing operations for the year ended December 31, 2024 was $2.8 million, primarily attributable to net loss from continuing operations of $1.1 million, adjusted for non-cash item of inventory write-down of $1.3 million, and changes in operating assets and liabilities, including (i) an increase of $3.3 million in accounts receivable as certain of our customers fully utilized the credit terms at the end of year 2024, (ii) a decrease of $7.7 million in inventories because we reduced our stocks of cosmetic products; (iii) a decrease of $1.1 million in accounts payable because of a decrease in purchase; (iv) a decrease of $2.3 million in income tax payable because we paid income tax expenses incurred in the year of 2023 while we incurred decreased income tax expenses in the year of 2024 due to loss making in certain of our subsidiaries; and (v) a increase of $1.4 million in other payable and accrued expenses.

Net cash provided by operating activities from continuing operations for the year ended December 31, 2023 was $21.6 million, primarily attributable to a net income from continuing operations of $9.4 million, adjusted for (i) a decrease of $8.2 million in accounts receivable as we collected certain aged accounts receivables from customers which delayed in payments as affected by the COVID-19 pandemic at the end of year 2022, (ii) a decrease of $1.0 million in inventories because we improved delivery process of cosmetic products; and (iii) an increase of $2.9 million in accounts payable due to a $2.5 million purchase from one supplier in the last quarter, who offered us a credit term of 90 days.

Net cash used in operating activities from continuing operations for the year ended December 31, 2022 was $10.0 million, primarily attributable to a net income from continuing operations of $7.3 million, adjusted for (i) an increase of $10.4 million in accounts receivable as we granted longer credit term to two renowned online market places in the year ended December 31, 2022, and (ii) an increase of $7.2 million in inventories as a result of combined effects of (a) we cooperated with new brands and increased stocks of products these brands and (b) we delayed delivery of stocks to customers and distributors as affected by spread of COVID-19 in December 2022.

Investing activities

For the year ended December 31, 2024, we reported cash used in investing activities from continuing operations of $51,771, which was primarily used in purchases of property and equipment of $65,857 and advances of $90,332 to related parties, partially offset by collection of advances of $0.1 million from related parties.

For the year ended December 31, 2023, we reported cash provided by investing activities from continuing operations of $0.4 million, which was primarily provided by collection of advances from related parties amounted to $3.9 million, partially offset by advances of $3.0 million to related parties, and loans of $0.5 million to third parties.

For the year ended December 31, 2022, we reported cash used in investing activities from continuing operations of $1.1 million, which was primarily resulted from advances of $2.6 million made to related parties, offset by collection of $1.7 million of advances made to related parties.

Financing activities

For the year ended December 31, 2024, we reported cash provided by financing activities from continuing operations of $7.2 million, which primarily consisted of proceeds of $38.3 million from short-term borrowings, proceeds of $8.6 million from borrowings from related parties, proceeds of $2.2 million from long-term borrowings from a third party, and proceeds of $4.0 million from issuance of convertible notes, partially offset by repayment of short-term borrowings of $33.0 million, repayment of related party borrowings of $12.0 million, and repurchase of Class B ordinary shares of $0.9 million,

For the year ended December 31, 2023, we reported cash used in financing activities from continuing operations of $19.0 million, which was primarily used in repayment of short-term borrowings of $70.8 million, repayment of related party borrowings of $6.6 million, payment of offering costs of $3.1 million and repurchase of Class B ordinary shares of $0.4 million, partially offset by proceeds of $58.0 million from short-term borrowings, and proceeds of $3.9 million from borrowings from related parties.

For the year ended December 31, 2022, we reported cash provided by financing activities from continuing operations of $9.0 million, which was primarily provided by proceeds of $85.5 million from short-term borrowings, proceeds of $10.9 million from borrowings from related parties, proceeds of $3.0 million from issuance of convertible redeemable preferred shares to certain investors, and proceeds of $1.5 million from capital contribution from a shareholder, partially net off against repayment of short-term borrowings of $73.2 million, repayment of related party borrowings of $11.5 million and payments of dividends of $6.9 million.

Cash flows

The following table sets forth a summary of our cash flows for the six months ended June 30, 2025 and 2024 presented:

	For the Six Months Ended June 30,
	2025	2024
Net cash provided by (used in) operating activities from continuing operations	$30,287	(1,948,810)
Net cash used in operating activities from discontinued operations	(1,888,462)	(5,258,375)
Net cash provided by investing activities from continuing operations	495,546	18,311
Net cash provided by (used in) investing activities from discontinued operations	1,379	(485)
Net cash used in financing activities from continuing operations	(8,989,481)	(1,530,981)
Net cash provided by financing activities from discontinued operations	1,912,379	4,135,642
Effect of exchange rate changes on cash and cash equivalents	(442,040)	310,796
Net decrease in cash and cash equivalents, including cash and cash equivalents classified to assets of discontinued operations	(8,880,392)	(4,273,902)
Less: net change in cash and cash equivalents classified to assets of discontinued operations	(28,253)	1,157,816
Cash and cash equivalents of continuing operations at beginning of period	15,191,995	11,474,899
Cash and cash equivalents of continuing operations at end of period	$6,283,350	$8,358,813

Operating activities

Net cash provided by operating activities from continuing operations for the six months ended June 30, 2025 was $30,287, primarily attributable to net loss from continuing operations of $0.2 million, adjusted for non-cash item of deferred tax expenses of $1.0 million, and changes in operating assets and liabilities including (i) an increase of $1.6 million in prepayments for inventories and an increase of $2.7 million in inventories because we purchased more cosmetic products in June 2025 to earn sales rebate from a supplier, (ii) a decrease of $1.1 million in due from related parties as a result of collection of accounts receivable from related parties; and (iii) an increase of $2.4 million in advance from customers which corresponds with an increase in prepayments to suppliers.

Net cash used in operating activities from continuing operations for the six months ended June 30, 2024 was $1.9 million, primarily attributable to net income from continuing operations of $0.9 million, adjusted for non-cash item of inventory write-down of $1.3 million and changes in operating assets and liabilities including (i) an increase of $0.9 million in other current assets and a decrease of $1.6 million in accounts payable because we improved our payments to suppliers and we also increased our prepayments to suppliers at the request of our suppliers; (ii) an increase of inventories of $91,831; (iii) an increase of $4.0 million in advance from customers which corresponds with an increase in prepayments to suppliers, and (iv) a decrease of $2.1 million in income tax payable as we made payments of income tax of $2.2 million during the period.

Investing activities

For the six months ended June 30, 2025, we reported cash provided by investing activities from continuing operations of approximately $0.5 million, which was primarily provided by collection of $0.5 million from a third party.

For the six months ended June 30, 2024, we reported cash provided by investing activities from continuing operations of $18,311, which was primarily provided by proceeds of $18,311 from collection of advance from a related party.

Financing activities

For the six months ended June 30, 2025, we reported cash used in financing activities from continuing operations of $9.0 million, which was primarily used in repayment of $6.7 million to Shanghai Jingyue, repayment of short-term borrowings of $13.2 million, repayment of related party borrowings of $6.4 million, payment of dividends of $57,753, partially net off against proceeds of $14.4 million from short-term borrowings and proceeds of $3.0 million from borrowings from related parties.

For the six months ended June 30, 2024, we reported cash used in financing activities from continuing operations of $1.5 million, which was primarily used in repayment of short-term borrowings of $19.0 million, repayment of related party borrowings of $12.9 million, payment of $0.9 million to repurchase ordinary shares and payments of dividends of $57,552, partially net off against proceeds of $23.8 million from short-term borrowings, proceeds of $5.4 million from borrowings from related parties, and proceeds of $2.2 million from borrowings from a third party.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations.

Our functional currency is U.S. dollar, and we had three subsidiaries which are operating in Hong Kong with functional currency of Hong Kong dollar and one subsidiary which is operating in Singapore with functional currency of Singapore dollar. We are mainly exposed to foreign exchange risk arising from our cash and cash equivalents dominated in RMB.

In addition, we have five subsidiaries which are operating in mainland China with all of the transactions settled in RMB. We consider that our business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the functional currency.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

C. Research and Development, patent and licenses, etc.

We have not engaged in any research and development activities since inception.

D. Trend Information

Other than as disclosed above and elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our revenues, net (loss) income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Critical Accounting Estimates

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make judgments, estimates and assumptions. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements.

For the year ended December 31, 2024, we identified no critical accounting estimates in the preparation of our consolidated financial statements.

Recently issued accounting pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 of our consolidated financial statements included elsewhere herein.

PRINCIPAL SHAREHOLDERS

The following table shows the beneficial ownership of the Ordinary Shares as of January 28, 2026 by:

●	each person known by the Company to beneficially own more than 5% of the outstanding Class B Ordinary Shares;

●	each of Able View Global Inc.’s named executive officers and directors; and

●	all of our executive officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 under the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Ordinary Shares and as to which the holder has sole or shared voting power or investment power and also any Ordinary Shares which the holder has the right to acquire within 60 days of January 28, 2026, through the exercise of any option, conversion or any other right. The table does not include stock options and restricted shares held by the executive officers that do not vest or become exercisable, and do not provide voting rights, within 60 days of the date of this prospectus. As of January 28, 2026, there were 24,871,433 Class A Ordinary Shares and 24,518,489 Class B Ordinary Shares outstanding (excluding treasury shares).

	the Company Class A		the Company Class B		Voting
	Ordinary Shares		Ordinary Shares		Power
Name and Address of Beneficial Owner	Number	%	Number	%	(%)
Executive Officers and Directors
Stephen Jian Zhu(1)(7)	24,871,433	50.4%			91.0%
Tang Jing(2)(8)(9)			2,146,641	4.3%	0.8%
Yilun Wu(3)	—	—	—	—	—
Yimin Zhou(4)	—	—	—	—	—
Zhifan Zhou(5)	—	—	—	—	—
All Executive Officers and Directors as a group	24,871,433	50.4%	2,146,641	4.3%	91.8%

5% or Greater Holders
Wang Jun(6)(9)			4,459,339	9.0%	1.6%
Healthy Great Investing Company Limited(7)(9)	24,871,433	50.4%			91.0%
Novoprospects Holding Company Limited(10)			3,875,969	7.8%	1.4%

(1)	The address of Mr. Stephen Jian Zhu is 61-65 Huqiu Road, Huangpu District, Shanghai, China.

(2)	The address of Mr. Tang Jing is Room 603, No. 73, Tianyao New Village, Xuhui District, Shanghai, China.

(3)	The address of Mr. Yilun Wu is Room 702, 868 Nanjing West Road, Jing ‘an District, Shanghai, China.

(4)	The address of Mr. Yimin Zhou is Room 1201, No.18, Lane 2518, Longhua Road, Xuhui District, Shanghai, China.

(5)	The address of Mr. Zhifan Zhou is B3406, 34F, West Tower, Block B, Guorui Building, 11 Guoxing Avenue, Haikou, Hainan Province, People’s Republic of China 570203.

(6)	Includes (i) 1,010,285 shares owned directly by Mr. Wang Jun, and (ii) 3,449,054 shares owned by Smartest Star Investing Company Limited. Mr. Wang Jun, being the sole owner of Smartest Star Investing Company Limited, may, under the rules of the SEC, be deemed to be the beneficial owner of the ordinary shares held by such entity.

(7)	Mr. Stephen Jian Zhu, being the sole owner of Healthy Great Investing Company Limited, may, under the rules of the SEC, be deemed to be the beneficial owner of the ordinary shares held by such entity.

(8)	Includes (i) 486,332 shares owned directly by Mr. Tang Jing, and (ii) 1,660,309 shares owned by Scenery Investing Company Limited. Mr. Tang Jing, being the sole owner of Scenery Investing Company Limited, may, under the rules of the SEC, be deemed to be the beneficial owner of the ordinary shares held by such entity.

(9)	HSBC International Trustee Limited manages (i) Smart Star Trust, which owns 100% of Smartest Star Limited, which owns 80% of Smartest Star Investing Company Limited, which directly holds 3,449,054 Class B Ordinary Shares; (ii) Scenery Trust, which owns 100% of Scene Holding Limited, which owns 86.21% of Scenery Investing Company Limited, which directly holds 1,660,309 Class B Ordinary Shares; and (iii) Gentle Healthy Trust, which owns 100% of Healthy Great Limited, which owns 58.74% of Healthy Great Investing Company Limited, which directly holds 24,871,433 Class A Ordinary Shares.

(10)	Infinite Treasure Chariot Limited, being the sole owner of Novoprospects Holding Company Limited, may, under the rules of the SEC, be deemed to be the beneficial owner of the ordinary shares held by such entity.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Set forth below are the related party transactions that our continuing operations have entered into during the years ended December 31, 2024, 2023 and 2022,

1) Nature of relationships with related parties

The table below sets forth the major related parties and their relationships with the Company, with which the Company entered into transactions during the years ended December 31, 2024, 2023 and 2022, or recorded balances as of December 31, 2024 and 2023.

Name	Relationship with the Company
Mr. Zhu Jian	Chief Executive Officer, Director and Shareholder of the Company
Mr. Wang Jun	Chief Executive Officer of Weitong and Shareholder of the Company
Mr. Tang Jing	Chief Financial Officer and Shareholder of the Company
Mr. Tang Yuhua	An immediate family member of Mr. Tang Jing
Mr. Wang Jixiang	An immediate family member of Mr. Wang Jun
Healthy Great Investing Company Limited (“Healthy Great”)	Wholly owned by Mr. Zhu Jian
Smartest Star Investing Company Limited (“Smartest Star”)	Wholly owned by Mr. Wang Jun
Scenery Investing Company Limited (“Scenery”)	Wholly owned by Mr. Tang Jing
Skinist Global Company Limited (“Skinist Global”)	Company controlled by Mr. Wang Jun
Skinist Global Cosmetics (Shanghai) Co., Ltd. (“Skinist Shanghai”)	Company controlled by Mr. Wang Jun
Shanghai Yingtian Financial Information Service Co., Ltd. (“Ying Tian”)	Company controlled by Mr. Zhu Jian and Mr. Tang Jing
Hong Kong Mimosa Industry (“HK Mimosa”)	Company controlled by Mr. Wang Jixiang
Shanghai Jingqi Developing Co., Ltd. (“Jingqi”)	Company controlled by Mr. Zhu Jian
Shanghai Jingrong Information Co., Ltd. (“Jingrong”)	Company controlled by the spouse of Mr. Tang Jing
Shanghai Youshan Corporate Consulting Co., Ltd. (“Youshan”)	Company controlled by Ms. Mu Xuemei, the director of the Company
Merit Zone Development Limited (“Merit Zone”)	Company controlled by Mr. Wang Jun before January 1, 2023. Mr. Wang Jun transferred the equity interest in Merit Zone in January 2023.
Shanghai Jiantong Trade Center (“Jian Tong”)	Company controlled by Mr. Wang Jun
Shanghai Shilin Advertising Co., Ltd. (“Shi Lin”)	Company controlled by Ms. Pan Yue, a supervisor of Weitong, a subsidiary of the Company
Shanghai Tengxin Advertising Co., Ltd. (“Teng Xin”)	Company controlled by Ms. Pan Yue, a supervisor of Weitong, a subsidiary of the Company
Shanghai Zhiwang Cosmetics Co., Ltd. (“Zhiwang”)	Company controlled by Ms. Mu Xuemei, a director of the Company
Shanghai Yuancheng Advertising Co., Ltd. (“Yuan Cheng”)	Company controlled by Mr. Wang Jun.
Shanghai Zhimeisi Beauty Technology Co., Ltd (“Zhi Mei Si”)	Company over which Mr. Zhu Jian owns 20% equity interest and exercises significant influence
Shanghai Libo Medical Beauty Clinic Co., Ltd (“Li Bo”)	Controlled by Zhi Mei Si

2) Transactions with related parties

	For the Years Ended December 31,
	2024	2023	2022
Sales of products to related parties
Mimosa HK	$1,827,295	$—	$—
Skinist Global	331,439	169,344	24,101
Merit Zone	—	—	2,093,584
	$2,158,734	$169,344	$2,117,685

Purchase of products from related parties
Youshan	$3,530,277	$—	$—
Jingqi	790,006	—	—
Skinist Shanghai	—	16,832	38,630
	$4,320,283	$16,832	$38,630

Rental expenses charged by related parties
Jingqi(1)	$—	$—	$144,677

Service fees charged by related parties
Jingqi	$—	$32,753	$93,380
Jingrong	—	—	84,119
	$—	$32,753	$177,499

Payment of dividends
Mr. Zhu Jian	$19,224	$19,159	$4,880,109
Mr. Wang Jun	19,224	19,159	2,046,889
Mr. Tang Jing	19,224	19,159	19,156
Payment of dividends	$57,672	$57,477	$6,946,154

Net settlement of due from related parties with due to related parties(2)
Settlement of due from related parties
Jian Tong	$2,855,068	$—	$—
Shi Lin	—	1,291,790	—
Ying Tian	1,883,742	—	—
Youshan	419,781	—	—
Skinist Global	393,892	—	—
Mr. Zhu Jian	22,509	—	—
Mr. Wang Jixiang	136,999	—	—
Teng Xin	73,269	—	—
Settlement of due from related parties against Jingyue’s due to related parties	—	13,177,600	—
	$5,785,260	$14,469,390	$—

Settlement of due to related parties
Skinist Global	$2,230,660	$13,645,435	$—
Shi Lin	—	—	—
Li Bo	923,376	—	—
Mr. Zhu Jian	307,422	823,955	—
Settlement of due to related parties against Jingyue’s due from related parties	2,323,802	—	—
	$5,785,260	$14,469,390	$—

(1)	In February 2020, the Company entered into an office sub-lease agreement with Jingqi, pursuant to which the Company leased an office from Jingqi for a period of 3 years through February 2023. The Company early terminated the office sub-lease agreement in December 2022. Jingqi charges the Company a monthly rental fee of approximately $12,056 and a monthly property management fee of approximately $2,007.

(2)	In December 2023, the Company and certain related parties entered into settlement agreement, pursuant to which all parties agreed that the Company’s receivables of $14,469,390 due from related parties was net off against the Company’s payables of $14,469,390 due to related parties.

In December 2024, the Company and certain related parties entered into settlement agreement, pursuant to which all parties agreed that the Company’s receivables of $5,785,260 due from related parties was net off against the Company’s payables of $5,785,260 due to related parties.

2) Transactions with related parties (cont.)

(Advances to) Collection of advances from related parties

During the years ended December 31, 2024, 2023 and 2022, the Company made loans of $90,332, $2,960,203 and $2,610,257 to certain related parties, respectively. The advances were made to support operations of these related parties. The advances were interest free and repayable on demand. During the years ended December 31, 2024, 2023 and 2022, the Company collected advances of $104,418, $3,949,672 and $1,698,618 from these related parties, respectively.

	For the Years Ended December 31,
	2024		2023		2022
	Advances	Collection of advances	Advances	Collection of advances	Advances	Collection of advances
Skinist Global	—	—	(2,030,942)	2,030,942	—	—
Skinist Shanghai	—	14,086	(14,123)	—	—	—
Jingqi	—	—	(915,138)	1,903,730	(2,610,257)	1,563,382
Li Bo	(90,332)	90,332	—	—	—	—
Zhiwang	—	—	—	—	—	135,236
	$(90,332)	$104,418	$(2,960,203)	$3,934,672	$(2,610,257)	$1,698,618

Borrowings from (Repayment of Borrowings to) related parties

	For the Years Ended December 31,
	2024		2023		2022
	Borrowings	Repayment	Borrowings	Repayment	Borrowings	Repayment
Ying Tian(1)	$2,726,628	$(905,630)	$—	$—	$—	$—
Mr. Wang Jixiang(1)	—	(932,832)	1,381,583	(82,760)	—	—
Yuan Cheng	—	—	98,857	(98,857)	—	—
Mr. Zhu Jian(1)	70,792	(70,792)	—	(2,277,315)	1,486,104	(1,604,994)
Shi Lin(1)	451,658	(1,708,888)	371,421	(2,283,258)	$4,361,718	$(3,594,294)
Jian Tong(1)	-	(2,935,253)	151,515	—	—	—
Teng Xin(1)	2,012,728	(2,086,191)	—	—	1,634,715	(1,634,715)
Skinist Global(1)	2,843,804	(2,843,804)	1,946,553	(1,829,804)	3,416,086	(3,551,699)
Mr. Wang Jun(1)	—	—	—	—	—	(1,115,245)
Youshan(1)	532,262	(532,262)	—	—	—	—
	$8,637,872	$(12,015,652)	$3,949,929	$(6,571,994)	$10,898,623	$(11,500,947)

(1)	During the years ended December 31, 2024, 2023 and 2022, the Company borrowed $8,637,872, $3,949,929 and $10,898,623 from these related parties, respectively. The borrowings were interest free, and outstanding loans are repayable within twelve months from borrowings.

3) Balances with related parties

As of December 31, 2024 and 2023, the balances with related parties were as follows:

— Due from related parties

	December 31, 2024	December 31, 2023
Accounts receivable(1)
Mimosa HK	$1,088,558	$—
Total	$1,088,558	$—

Other receivable(2)
Skinist Shanghai	—	14,086
Total	$—	$14,086

(1)	As of the date of this prospectus, the accounts receivables due from Mimosa HK has been fully collected.

(2)	As of December 31, 2023, the other receivables due from the related party represented the administrative expenses paid by the Company on behalf of the related party. The balance was interest free and were receivable on demand. The balance was fully collected in the year of 2024.

— Due to related parties, current

	December 31, 2024	December 31, 2023
Accounts payable
Youshan	101,658	—
Total	$101,658	$—

3) Balances with related parties (cont.)

— Due to related parties, non-current

	December 31, 2024	December 31, 2023
Dividends payable(1)
Mr. Zhu Jian	$6,931,768	$6,912,634
Healthy Great	5,008,185	4,980,486
Mr. Wang Jun	1,307,479	1,319,451
Smartest Star	1,118,061	1,111,877
Mr. Tang Jing	990,274	1,004,003
Scenery	432,236	429,845
	15,788,003	15,758,296
Other payable(2)
Mr. Wang Jixiang	229,180	1,299,011
Jian Tong	—	2,935,253
	229,180	4,234,264
Total	$16,017,183	$19,992,560

(1)	As of December 31, 2024, the dividend payable due to shareholders were extended to July 2026. The Company recorded the dividends payable as non-current liabilities.

(2)	As of December 31, 2024, the other payables represented borrowings were interest free and repayable in July 2026.

3) Balances with related parties (cont.)

— Due to related parties, non-current

	December 31, 2024	December 31, 2023
Dividends payable(1)
Mr. Zhu Jian	$6,931,768	$6,912,634
Healthy Great	5,008,185	4,980,486
Mr. Wang Jun	1,307,479	1,319,451
Smartest Star	1,118,061	1,111,877
Mr. Tang Jing	990,274	1,004,003
Scenery	432,236	429,845
	15,788,003	15,758,296
Other payable(2)
Mr. Wang Jixiang	229,180	1,299,011
Jian Tong	—	2,935,253
	229,180	4,234,264
Total	$16,017,183	$19,992,560

(1)	As of December 31, 2024, the dividend payable due to shareholders were extended to July 2026. The Company recorded the dividends payable as non-current liabilities.

(2)	As of December 31, 2024, the other payables represented borrowings were interest free and repayable in July 2026.

Set forth below are the related party transactions that our continuing operations have entered into during six months ended June 30, 2025 and 2024,

1) Nature of relationships with related parties

The table below sets forth the major related parties and their relationships with the Company, with which the Company entered into transactions during six months ended June 30, 2025 and 2024, or recorded balances as of June 30, 2025 and December 31, 2024.

Name	Relationship with the Company
Mr. Zhu Jian	Chief Executive Officer, Director and Shareholder of the Company
Mr. Wang Jun	Chief Executive Officer of Weitong and Shareholder of the Company
Mr. Tang Jing	Chief Financial Officer and Shareholder of the Company
Mr. Tang Yuhua	An immediate family member of Mr. Tang Jing
Mr. Wang Jixiang	An immediate family member of Mr. Wang Jun
Scenery Investing Company Limited (“Scenery”)	Wholly owned by Mr. Tang Jing
Skinist Global Company Limited (“Skinist Global”)	Company controlled by Mr. Wang Jun
Shanghai Yingtian Financial Information Service Co., Ltd. (“Ying Tian”)	Company controlled by Mr. Zhu Jian and Mr. Tang Jing
Hong Kong Mimosa Industry (“HK Mimosa”)	Company controlled by Mr. Wang Jixiang
Shanghai Jingrong Information Co., Ltd. (“Jingrong”)	Company controlled by the spouse of Mr. Tang Jing
Shanghai Youshan Corporate Consulting Co., Ltd. (“Youshan”)	Company controlled by Ms. Mu Xuemei, the director of the Company
Shanghai Jing Yu Enterprise Investment Management Co., Ltd. (“Jing Yu”)	Company controlled by Mr. Wang Jun.
Shanghai Jing Neng Enterprise Co., Ltd. (“Jing Neng”)	Company controlled by Mr. Wang Jun.
Shanghai Jiantong Trade Center (“Jian Tong”)	Company controlled by Mr. Wang Jun
Shanghai Shilin Advertising Co., Ltd. (“Shi Lin”)	Company controlled by Ms. Pan Yue, a supervisor of Weitong, a subsidiary of the Company
Shanghai Tengxin Advertising Co., Ltd. (“Teng Xin”)	Company controlled by Ms. Pan Yue, a supervisor of Weitong, a subsidiary of the Company
Shanghai Zhimeisi Beauty Technology Co., Ltd (“Zhi Mei Si”)	Company over which Mr. Zhu Jian owns 20% equity interest and exercises significant influence
Shanghai Libo Medical Beauty Clinic Co., Ltd (“Li Bo”)	Controlled by Zhi Mei Si and ceased to be a related party of the Company in 2025 as it was disposed of by Zhi Mei Si

2) Transactions with related parties

	For the Six Months Ended June 30,
	2025	2024
Sales of products
Skinist Global	$—	$77,193

Purchase of products
Youshan	$866,846	$—

Purchase of consulting services
Jingrong	$98,666	$—

Payment of dividends
Mr. Zhu Jian	$19,251	$19,184
Mr. Wang Jun	19,251	19,184
Mr. Tang Jing	19,251	19,184
Payment of dividends	$57,753	$57,552

Borrowings from (Repayment of Borrowings to) related parties

	For the Six Months Ended June 30,
	2025		2024
	Borrowings	Repayment	Borrowings	Repayment
Li Bo	$896,230	$(326,366)	$442,134	$(442,134)
Youshan	500,510	(740,424)	—	—
Skinist Global	57,628	(141,241)	1,497,796	(3,093,916)
Ying Tian	—	(4,009,597)	—	(4,129,493)
Teng Xin	—	(196,868)	1,386,001	(1,459,464)
Shi Lin	—	—	1,335,008	—
Zhi Mei Si	—	(3,861)	575,191	(575,191)
Skinist Shanghai	—	—	54,053	(54,053)
Jian Tong	—	—	—	(2,663,247)
Jing Yu		(275,763)	—	—
Jing Neng		(137,882)	—	—
Scenery		(2,000)	—	—
Mr. Tang Jing	1,296,087	—	20,641	(72,706)
Mr. Wang Jixiang	275,763	(468,796)	—	(237,933)
Mr. Wang Jun	—	—	20,641	(39,041)
Mr. Zhu Jian	—	(144,279)	18,968	(66,888)
Mr. Tang Yuhua	—	—	—	(76,133)
	$3,026,218	$(6,447,077)	$5,350,433	$(12,910,199)

(1)	During the six months ended June 30, 2025 and 2024, the Company borrowed $3,026,218 and $5,350,433 from these related parties, respectively. The borrowings were interest free, and outstanding loans are repayable within twelve months from borrowings.

3) Balances with related parties

As of June 30, 2025 and December 31, 2024, the balances with related parties were as follows:

— Due from related parties

	June 30, 2025	December 31, 2024
Accounts receivable
Mimosa HK	$—	$1,088,558

— Due to related parties, current

	June 30, 2025	December 31, 2024
Accounts payable
Jingrong	$99,892	$—
Youshan	—	101,658
	$99,892	$101,658

— Due to related parties, non-current

	June 30, 2025	December 31, 2024
Dividends payable(1)
Mr. Zhu Jian	$—	$6,931,768
Healthy Great	—	5,008,185
Mr. Wang Jun	176,003	1,307,479
Smartest Star	—	1,118,061
Mr. Tang Jing	999,015	990,274
Scenery	—	432,236
	1,175,018	15,788,003
Other payable(2)
Mr. Wang Jixiang	38,088	229,180
Mr. Tang Jing	190,299	—
	228,387	229,180
Total	$1,403,405	$16,017,183

(1)	As of December 31, 2024, the dividend payable due to shareholders were extended to July 2026. The Company recorded the dividends payable as non-current liabilities. For the six months ended June 30, 2025, the Company also settled dividends payable of $9,988,060 and $4,567,520 against balances due from related parties of discontinued operations and due from related parties of continuing operations, respectively. As of June 30, 2025, the Company had dividends payable of $1,175,018 due to related parties.

(2)	As of June 30, 2025 and December 31, 2024, the other payables represented operating expenses paid by the related parties. The balances were interest free and repayable in July 2026. The Company classified the balance to “due to related parties, non-current”.

Capitalization

The following table sets forth our capitalization as of June 30, 2025:

●	on an actual basis; and

●	on a pro forma basis, to give effect to the issuance and sale of [ ] Units in this offering at an assumed combined public offering price of US$[ ] per Unit, which was the last reported sale price of our Class B Ordinary Shares on the Nasdaq Capital Market on March [ ], 2026, assuming no issuance of Pre-funded Warrants and no exercise of the Warrants or Representative Warrants issued in this offering or excise of the Over-Allotment Options.

You should read this table together with our unaudited interim condensed consolidated financial statements as of and for the six months ended June 30, 2025 and our management’s discussion and analysis of financial condition and results of operations for such period included in the Company’s Report of foreign private issuer on Form 6-K filed with the SEC on September 30, 2025, which is incorporated herein by reference.

	As of June 30, 2025
	Actual	Pro Forma
	US$’000	US$’000
Borrowings:
Convertible loan from third parties	-	[ ]
Note from a shareholder	-	[ ]
Total borrowings	-	[ ]
Shareholders’ equity:
Ordinary shares	4,939	[ ]
Additional paid-in capital	4,889,368	[ ]
Accumulated deficit	5,620,747	[ ]
Foreign currency translation reserve	(858,698)	[ ]
Non-controlling interests	-	[ ]
Total shareholders’ deficit	9,656,356	[ ]
Total capitalization	9,656,356	[ ]

Dilution

Investors purchasing our securities in this offering will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of their Class B Ordinary Shares. Dilution in pro forma as adjusted net tangible book value represents the difference between the public offering price of our Units and the pro forma as adjusted net tangible book value per share of our Class B Ordinary Shares immediately after the offering.

As of June 30, 2025, we had a historical net tangible book value of US$9.66 million, corresponding to a net tangible book value of US$0.20 per share. Historical net tangible book value per share represents our total tangible assets (total assets excluding goodwill and other intangible assets, net) less total liabilities, divided by the number of outstanding ordinary shares as of June 30, 2025.

After giving effect to the sale by us of [ ] Units, each consisting of one Class B Ordinary Share and one Warrant, offered by this prospectus at the assumed public offering price of US$[ ] per Unit, which was the reported sale price of our Class B Ordinary Shares on the Nasdaq on March [ ], 2026, , assuming no issuance of Pre-funded Warrants and no exercise of the Warrants or Representative Warrants issued in this offering or excise of the Over-Allotment Options, and after deducting the estimated offering commissions and estimated offering expenses payable by us, our adjusted pro forma net tangible book value as of June 30, 2025 would have been US$[ ], or US$[ ] per share. This represents an immediate decrease in net tangible book value of approximately $[ ] per share to existing stockholders and an immediate accretion of approximately $[ ] per share to new investors purchasing our Class B Ordinary Shares in this offering.

The following table illustrates this calculation on a per share basis:

Per Class B Ordinary Share
Assumed public offering price per Unit	US$	[ ]
Net tangible book value (deficit) as of June 30, 2025	US$	[ ]
Pro forma as adjusted net tangible book value after giving effect to this offering	US$	[ ]
Amount of dilution in net tangible book value to new investors in this offering	US$	[ ]

Each US$[           ] increase (decrease) in the assumed public offering price of US$[           ] per Class B Ordinary Share would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$[           ], the pro forma as adjusted net tangible book value per Class B Ordinary Share after giving effect to this offering by US$[           ] per Class B Ordinary Share and the dilution in pro forma as adjusted net tangible book value per Class B Ordinary Share to new investors in this offering by US$[           ] per Class B Ordinary Share, assuming no change to the number of Class B Ordinary Shares offered by us as set forth on the cover page of this prospectus, and after deducting placement agent fees and other offering expenses.

If the underwriters exercise in full their option to purchase additional Class B Ordinary Shares, the as adjusted net tangible book value will increase to US$[ ] per Class B Ordinary Share, representing an immediate [increase/decrease] in as adjusted net tangible book value to existing shareholders of US$[ ] per Class B Ordinary Share and an immediate dilution of US$[ ] per Class B Ordinary Share to new investors participating in this offering.

The foregoing discussion and table do not take into account further dilution to new investors that could occur upon the exercise or conversion of outstanding options having a per share exercise or conversion price less than the per Class B Ordinary Share initial public offering price in this offering.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

SHARES ELIGIBLE FOR FUTURE SALES

RULE 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, persons who are not our affiliates and have beneficially owned our Class B Ordinary Shares or Warrants for more than six (6) months but not more than one year may sell such Class B Ordinary Shares or Warrants without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our Class B Ordinary Shares or Warrants for more than one year may freely sell our Class B Ordinary Shares or Warrants without registration under the Securities Act. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares), and have beneficially owned our Class B Ordinary Shares or Warrants for at least six (6) months, may sell within any three (3)-month period a number of restricted securities that does not exceed the greater of the following:

●	1.0% of the then outstanding Class B Ordinary Shares or Warrants; or

●	the average weekly trading volume of our Class B Ordinary Shares or Warrants during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC by such person.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. In addition, in each case, these shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires.

UNDERWRITING

We are offering [ ] Units, each Unit consisting of one Class B Ordinary Share, or one Pre-Funded Warrant in lieu thereof, and one Warrant, each to purchase one Class B Ordinary Share, based on an assumed offering price of US$[ ] per Unit, which is the last reported sale price of our Class B Ordinary Share, as reported on the Nasdaq Capital Market on [   ], 2026.

We are also offering Pre-Funded Units, with each Pre-Funded Unit consisting of one Pre-Funded Warrant and one Warrant, to those purchasers whose purchase of Units in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding Class B Ordinary Shares immediately following the consummation of this offering. The purchase price of each Pre-Funded Unit is equal to the price per Unit being sold in this offering, minus $0.0001.

The offering is being underwritten on a firm commitment basis. We are registering our Class B Ordinary Shares issuable from time to time upon exercise of the Pre-Funded Warrants and Warrants included in the Units and Pre-Funded Units offered hereby. Our Units and Pre-Funded Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The Class B Ordinary Shares, the Pre-Funded Warrants and Warrants comprising our Units and Pre-Funded Units are immediately separable and will be issued separately in this offering.

We will enter into an underwriting agreement with Maxim Group LLC (the “Representative”), as representative of the underwriters listed below, dated , 2026. Subject to the terms and conditions of the underwriting agreement, we will agree to sell to each underwriter named below, and each underwriter below will agree to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of units listed next to its name in the following table:

Number of Units
Consisting of
One Ordinary Share or One Pre-funded Warrant and
One Warrant
Underwriter
Maxim Group LLC	[ ]
TOTAL	[ ]

The underwriters are committed to purchase all of the units offered by us other than those covered by the over-allotment option described below, if they purchase any units. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We will agree to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the units, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The final offering price of the units offered hereby is expected to be determined based primarily in relation to the trading price of our common stock on the Nasdaq Capital Market. The final offering price of the units may be higher or lower than the trading price of the Class B Ordinary Shares at the time of the offering.

Over-Allotment Option

We will grant the underwriters an over-allotment option. This option, which is exercisable for forty-five (45) days after the effective date of this prospectus, permits the underwriters to purchase a maximum of [*] additional Class B Ordinary Shares and/or [*] additional Warrants to purchase Class B Ordinary Shares, or any combination thereof, as determined by the underwriters. If the underwriters exercise all or part of this option, they will purchase securities covered by the option at the public offering price that appears on the cover page of this prospectus, less underwriting discounts.

Discounts and Commissions

The following table shows the per unit and total underwriting discounts and commissions to be paid to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional securities.

	Per Unit (1)	Assuming No Exercise of Over-Allotment Option (1)	Assuming Full Exercise of Over-Allotment Option (1)
Public offering price	$	$	$
Underwriting discounts and commissions (8.0%)	$	$	$
Proceeds, before expenses, to us	$	$	$
Total

(1)	Assumes no pre-funded warrants are issued and all units issued in the offering include Class B Ordinary Shares.

The underwriters propose to offer the units offered by us to the public at the public offering price set forth on the cover of this prospectus.

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately US$[ ], all of which are payable by us. This figure includes the Representative’s accountable expenses up to a maximum aggregate expense reimbursement of $100,000, including, but not limited to, legal fees for Representative’s legal counsel, that we have agreed to pay at the closing of the offering. In the event that there is not a Closing, we will agree to reimburse the Representative for its actual expenses in an amount not to exceed $50,000.

Representative Warrants

We will agree to issue to the Representative (or its permitted assignees) Representative Warrants to purchase a number of Class B Ordinary Shares equal to 5.0% of the total number of Units being sold in this offering, including any Units sold pursuant to the over-allotment option. The Representative Warrants will be substantially similar to the Warrants issued in the offering. See the form of Representative Warrant filed as an exhibit hereto for a complete description of the terms of the Representative Warrants. The Representative Warrants and the Class B Ordinary Shares underlying the Representative Warrants are being registered on the registration statement of which this prospectus is a part.

Right of First Refusal

Upon the closing of an Offering or Alternative Transaction, for a period of twelve (12) months from such closing the Company grants the Representative the right of first refusal to act as sole managing underwriter and sole book runner, sole placement agent, or sole sales agent, for any and all future public or private equity, equity-linked, convertible or debt (excluding commercial bank debt) offerings for which the Company retains the service of an underwriter, agent, advisor, finder or other person or entity in connection with such offering during such twelve (12) month period of the Company, or any successor to or any subsidiary of the Company. The Company shall not offer to retain any entity or person in connection with any such offering on terms more favorable than terms on which it offers to retain the Representative. Such offer shall be made in writing in order to be effective. The Representative shall notify the Company within ten (10) business days of its receipt of the written offer contemplated above as to whether or not it agrees to accept such retention. If the Representative should decline such retention, the Company shall have no further obligations to the Representative with respect to the offering for which it has offered to retainthe Representative, except as otherwise provided for herein.

Other Rights

If within twelve (12) months following the earlier of (i) closing of this offering; or (ii) January 31, 2026 (the “Engagement Period”), we complete any financing of equity, equity-linked, convertible or debt or other capital raising activity with, or receives any proceeds from, any investors contacted or introduced by the Representative during the Representative’s Engagement Period, then we will compensate the Representative upon the closing of such financing in the manner provided in this offering.

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which it has discretionary authority.

[Issuance of additional Ordinary Shares, Lock-Up Agreements]

The Company will agree that for a period of 60 days from the closing of this offering, that neither the Company nor any subsidiary may, without the prior written consent of the Representative (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Ordinary Shares or Ordinary Shares equivalents or (ii) file any registration statement or prospectus, or any amendment or supplement thereto, subject to certain conditions and exceptions.

The Company’s directors and officers and stockholders of 5.0% or more of the outstanding shares of Ordinary Shares shall enter into customary “lock-up” agreements in favor of the Representative pursuant to which such persons and entities shall agree, for a period of six months after the closing of this offering, that they shall neither offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any securities of the Company without the Representative’s prior written consent, subject to certain conditions and exceptions.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members. The Representative may agree to allocate a number of securities to the underwriters and selling group members for sale to its online brokerage account holders. Internet distributions will be allocated by the underwriter and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us, and should not be relied upon by investors.

Stabilization

SEC rules may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

●	Stabilizing transactions — The underwriters may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

●	Over-allotments and syndicate covering transactions — The underwriters may sell more Ordinary Shares in connection with this offering than the number of shares than they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising the over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

●	Penalty bids — If the representative purchases shares in the open market in a stabilizing transaction or syndicate covering transaction, it may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

●	Passive market making — Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our Ordinary Shares may have the effect of raising or maintaining the market price of our Ordinary Shares or preventing or mitigating a decline in the market price of our Ordinary Shares. As a result, the price of the Ordinary Shares may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Passive Market Making

In connection with this offering, the underwriters and selling group members may engage in passive market making transactions in our securities in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded. Passive market making may stabilize the market price of the securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Certain Relationships

The underwriters and their affiliates have provided, or may in the future provide, various investment banking, commercial banking, financial advisory, brokerage or other services to us and our affiliates for which services they have received, and may in the future receive, customary fees and expense reimbursement. However, except as disclosed in this prospectus supplement, we have no present arrangements with the placement agent for any further services.

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of its business for which they may receive customary fees and reimbursements of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions Outside the United States

No action may be taken in any jurisdiction other than the United States that would permit a public offering of our securities or the possession, circulation, or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, our securities may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with our securities may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of our securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in Canada

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering. Our securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of our securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to and is only directed at persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 within, and/or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) (all such persons together being referred to as “relevant persons”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom who is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA (where applicable) and Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 of Singapore, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

In connection with Section 309B of the SFA and the Securities and Futures (Capital Markets Products) Regulations 2018 (the “CMP Regulations 2018”), unless otherwise specified before an offer of the shares, the Company has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA) (where applicable), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in China and our securities may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of China except pursuant to applicable laws, rules and regulations of China. For the purpose of this paragraph only, China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Prospective Investors in Hong Kong

Our securities may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to our securities be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to our securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Taiwan, the Republic of China

Our securities have not been and will not be registered with the Financial Supervisory Commission of Taiwan, the Republic of China, pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration with or the approval of the Financial Supervisory Commission of Taiwan.

Notice to Prospective Investors in the Cayman Islands

No invitation, whether directly or indirectly may be made to the public in the Cayman Islands to subscribe for our securities. This prospectus does not constitute a public offer of our securities, whether by way of sale or subscription, in the Cayman Islands. Our securities have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Member State”), none of our securities have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to our securities which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of our securities may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

●	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

●	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriter for any such offer; or

●	in any other circumstances falling within Article 1(4) of the Prospectus Regulation.

provided that no such offer of our securities shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any of our securities or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any of our securities being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that our securities acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any of our securities to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our securities to be offered so as to enable an investor to decide to purchase or subscribe for any of our securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

Stamp Taxes

If you purchase our securities offered by this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the public offering price listed on the cover page of this prospectus.

service of process and Enforceability of Civil Liabilities

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our operations are conducted in PRC, and substantially all of our assets are located in PRC. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. See “Risk Factors – Risks Related to Doing Business in the People’s Republic of China – You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against the Company or its management named in the prospectus based on foreign laws.

We have appointed Puglisi & Associates as our agent upon whom process may be served in any action brought against us under the securities laws of the United States. The address of our agent is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Harney Westwood & Riegels, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands will allow shareholders of our Company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty regarding Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our Company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. We have been further advised that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, a final and conclusive monetary judgment for a definite sum obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided that:

(a)	the foreign court had jurisdiction in the matter and the Company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

(b)	the judgment given by the foreign court was not in respect of penalties, fines, taxes or similar fiscal or revenue obligations;

(c)	in obtaining judgment there was no fraud on the part of the person in whose favour judgment was given or on the part of the foreign court;

(d)	recognition or enforcement in the Cayman Islands would not be contrary to public policy; and

(e)	the proceedings pursuant to which judgment was obtained were not contrary to the principles of natural justice.

PRC

The United States and PRC do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not automatically be enforceable in PRC, but will have to follow the procedure under the PRC Civil Procedures Law.

Description of Share Capital

Our authorized share capital is US$60,000 divided into 600,000,000 ordinary shares of par value of $0.0001 each, comprising (a) 100,000,000 the Company Class A Ordinary Shares of par value of US$0.0001 each and (b) 500,000,000 the Company Class B Ordinary Shares of par value of $0.0001 each.

As of the date of this prospectus, we had 24,871,433 Class A Ordinary Shares and 24,518,489 Class B Ordinary Shares issued and outstanding. The number of Class B Ordinary Shares outstanding excludes 7,241,500 warrants to purchase Class B Ordinary Shares at an exercise price of $11.50 per share, respectively as of the date of this prospectus.

Our Memorandum and Articles of Association

The Company, or Able View Global Inc., is a Cayman Islands exempted company and its affairs are governed by the memorandum and articles of association, as amended and restated from time to time, and Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, and the common law of the Cayman Islands.

General. Our authorized share capital is US$60,000 divided into 600,000,000 Ordinary Shares of par value of $0.0001 each, comprising (a) 100,000,000 the Company Class A Ordinary Shares of par value of US$0.0001 each and (b) 500,000,000 the Company Class B Ordinary Shares of par value of $0.0001 each. Our ordinary shares are divided into Class A Ordinary Shares and the Company Class B Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. the Company may not issue share to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by its Board of Directors subject to its Memorandum and Articles of Association and the Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by its directors. our Memorandum and Articles of Association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which its Board of Directors determines is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless our directors determine that, immediately after the payment, the Company will be able to pay its debts as they become due in the ordinary course of business and the Company has funds lawfully available for such purpose. Holders of Class A Ordinary Shares and Class B Ordinary Shares will be entitled to the same amount of dividends, if declared.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to 10 votes, and each Class B Ordinary Share is entitled to one vote, voting together as one class. Voting at any meeting of shareholders is by poll and not on a show of hands.

A quorum required for a meeting of shareholders consists of two or more shareholders holding not less than one-half of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, the Company is not obliged by the Companies Act to call shareholders’ annual general meetings. Our Memorandum and Articles of Association provide that we may (but are not obliged to) in each year hold a general meeting as its annual general meeting in which case the Company will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by its directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Nasdaq Listing Rules. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of its Board of Directors or its chairman or, in the case of an extraordinary general meeting only, upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, the Company Memorandum and Articles of Association do not provide its shareholders with any right to put any proposals before any annual general meetings or any extraordinary general meetings not called by such shareholders. Advance notice of at least fifteen (15) days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with its articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than a majority of two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our Memorandum and Articles of Association.

Conversion. Each Class A Ordinary Share is convertible into one Class B Ordinary Share at any time at the option of the holder thereof. Our Class B Ordinary Shares are not convertible into Class A Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of the Company Class A Ordinary Shares by a holder to any person or entity which is not an affiliate of such holder, such the Company Class A Ordinary Shares shall be automatically and immediately converted into the equivalent number of Class B Ordinary Shares.

Transfer of Ordinary Shares. Subject to the restrictions in our Memorandum and Articles of Association as set out below, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our Board of Directors.

our Board of Directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which the Company has a lien. our Board of Directors may also decline to register any transfer of any Ordinary Share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our Board of Directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to the Company in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq, be suspended and the register closed at such times and for such periods as our Board of Directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event. Any distribution of assets or capital to a holder of a Class A Ordinary Share and a holder of a the Company Class B Ordinary Share will be the same in any liquidation event.

Redemption, Repurchase and Surrender of Ordinary Shares. the Company may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our Board of Directors or by a special resolution of our shareholders. the Company may also repurchase any of its shares provided that the manner and terms of such purchase have been approved by its Board of Directors or are otherwise authorized by its Memorandum and Articles of Association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, the Company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not the Company is being wound-up, may be varied with the consent in writing of a majority the holders of the issued shares of that class or series or with the sanction of an ordinary resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of the Company Ordinary Shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or its corporate records. (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. However, the Company will provide its shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. our Memorandum and Articles of Association authorize its Board of Directors to issue additional ordinary shares from time to time as its Board of Directors shall determine, to the extent of available authorized but unissued shares.

our Memorandum and Articles of Association also authorize its Board of Directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

our Board of Directors may issue preferred shares without action by its shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change of control of the Company or management that shareholders may consider favorable, including provisions that authorize our Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by its shareholders.

Exempted Company. the Company is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

●	“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that Class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a Class Action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholder);

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained;

●	an act purports to abridge or abolish the individual rights of a shareholder; and

●	those who control the company are perpetrating a “fraud on the minority.”

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we expect to enter into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and the outstanding shares of our Company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our Company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Listing

Our Class B Ordinary Shares and public warrants are listed on the Nasdaq Capital Market under the symbol “ABLV” “ABLVW”, respectively. On [         ], 2026, the last reported sales price of our Class B Ordinary Shares and public warrants on the Nasdaq Capital Market was US$[           ] per share and US$[           ], respectively.

Transfer Agent and Registrar

The transfer agent and branch registrar for our Class B Ordinary Shares, which maintains our branch register located in the United States, is Continental Stock Transfer & Trust Company. Its address is 1 State Street, 30th  Floor, New York, New York 10004.

Description Of The Securities We Are Offering

We are offering Units, each Unit consists of one Class B Ordinary Share and One Warrant, at an assumed public offering price of $[ ] per Unit, based upon the closing price of our Ordinary Shares on the Nasdaq Capital Market on [ ], 2026. We will not issue any fractional Warrants in this offering and will round down the number of Warrants any purchaser of Units would otherwise receive to the nearest whole number.

Each Warrant will be immediately exercisable for one Class B Ordinary Share at an assumed exercise price of $[ ] per share (100% of the public offering price of each Unit sold in this offering) and expire five (5) years after the issuance date, with certain exercise price reset mechanism and zero cash exercise option. Please see “Warrant and Pre-funded Warrants” below for more detailed descriptions.

We are also offering to each purchaser whose purchase of Units would otherwise result in the purchaser’s, together with its affiliates, beneficial ownership exceeding 4.99% (or, at the election of the purchaser, up to 9.99%) of our outstanding Class B Ordinary Shares immediately following the consummation of this offering, the opportunity to purchase Units consisting of one Pre-funded Warrant and One Warrant. Each Pre-funded Warrant will be exercisable for one Class B Ordinary Share. Subject to limited exceptions, a holder of Pre-funded Warrants will not have the right to exercise any portion of its Pre-funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, up to 9.99%) of the number of Class B Ordinary Shares outstanding immediately after giving effect to such exercise. The purchase price of each Unit including a Pre-funded Warrant will be equal to the price per Unit including one Class B Ordinary Share, minus $0.0001, and the exercise price of each Pre-funded Warrant will be $[ ] per Class B Ordinary Share. The Pre-funded Warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the Pre-funded Warrants are exercised in full. For each Unit including a Pre-funded Warrant we sell, the number of Units including one Class B Ordinary Share that we are offering will be decreased on a one-for-one basis. The Class B Ordinary Shares and Pre-funded Warrants, if any, can each be purchased in this offering only with the accompanying Warrant as part of a Unit, but the components of the Units will immediately separate upon issuance.

We are also registering the Class B Ordinary Shares issuable from time to time upon exercise of the Warrants and Pre-funded Warrants included in the Units offered hereby. Our Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The Class B Ordinary Shares (or Pre-funded Warrants) and the Warrants comprising our Units are immediately separable and will be issued separately in this offering.

Warrants and Pre-funded Warrants

The following summary of certain terms and provisions of the Warrants and Pre-funded Warrants offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the form of Warrant and form of Pre-funded Warrant, which are filed as exhibits to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions set forth in the form of Warrant and form of Pre-funded Warrant. The Warrants and Pre-funded Warrants will be issued in certificated form only.

Exercisability. The Warrants are immediately exercisable at any time after their issuance and at any time up to the date that is five (5) years after their issuance. The Pre-funded Warrants are exercisable at any time after their original issuance until they are exercised in full. Each of the Warrants and Pre-funded Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of Class B Ordinary Shares purchased upon such exercise (except in the case of a cashless exercise or zero cash exercise, as discussed below). We may be required to pay certain amounts as liquidated damages as specified in the Warrants and Pre-funded Warrants in the event we do not deliver Class B Ordinary Shares upon exercise of the Warrants and Pre-funded Warrants within the time periods specified in the Warrants and Pre-funded Warrants. No fractional Class B Ordinary Shares will be issued in connection with the exercise of a Warrant or Pre-funded Warrant.

Cashless Exercise and Zero Cash Exercise. The holder may, in its sole discretion, elect to exercise the Pre-funded Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of Class B Ordinary Shares determined according to the formula set forth in the Pre-funded Warrant. If a registration statement registering the issuance of the Class B Ordinary Shares underlying the Warrants under the Securities Act is not effective or available, the holder may, in its sole discretion, elect to exercise the Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of Class B Ordinary Shares determined according to the formula set forth in the Warrant.

A holder of Warrants may also provide notice and elect to exercise the Warrant by way of a zero cash exercise option pursuant to which they would receive, for no additional cash consideration, an aggregate number of shares equal to the product of (x) the aggregate number of Class B Ordinary Shares that would be issuable upon a cash exercise of the Warrant and (y) [2.0].

Exercise Limitation. A holder will not have the right to exercise any portion of the Pre-funded Warrants or Class B Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election of the holder prior to the issuance of any warrants, up to 9.99%) of the number of our Class B Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, upon at least 61 days’ prior notice from the holder to us with respect to any increase in such percentage.

Exercise Price. The exercise price for the Pre-funded Warrants is $0.0001 per Class B Ordinary Share. Each Warrant offered hereby will have an initial exercise price per Class B Ordinary Share equal to $[ ] (the “Basis Price”). The exercise price for the Warrants will be adjusted downward (each, a “Reset Price”) on each of the 2nd and 5th trading day (each, a “Reset Date”) following the closing of this offering to the price that is equal to 70% and 50%, respectively, of the Basis Price. If the exercise price is so adjusted on a Reset Date, the number of Class B Ordinary Shares underlying the Warrants will also be proportionally increased on each such Reset Date so that the applicable Reset Price multiplied by the increased number of Class B Ordinary Shares equal the aggregate proceeds that would have resulted from the full exercise of the Warrants immediately prior to the applicable Reset Date. The exercise price and number of Class B Ordinary Shares issuable upon exercise are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Class B Ordinary Shares.

Transferability. Subject to applicable laws, the Warrants and Pre-funded Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. We do not intend to list the Warrants or Pre-funded Warrants offered in this offering on any securities exchange or other trading market. Without an active trading market, the liquidity of the Warrants and Pre-funded Warrants will be limited.

Rights as a Shareholder. Except as otherwise provided in the Warrants or Pre-funded Warrants or by virtue of such holder’s ownership of our Class B Ordinary Shares, the holder of a Warrant or Pre-funded Warrant does not have the rights or privileges of a holder of our Class B Ordinary Shares, including any voting rights, until the issuance of Class B Ordinary Shares upon exercise of the Warrant or Pre-funded Warrant. Holders of Pre-funded Warrants have the right to participate in dividends and holders of Warrants or Pre-funded Warrants have the right to participate in certain distributions as specified in the Class B Warrant or Pre-funded Warrant.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Warrants and Pre-funded Warrants and generally including, with certain exceptions, any reorganization, recapitalization or reclassification of our Class B Ordinary Shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Class B Ordinary Shares or 50% of the voting power represented by our outstanding Class B Ordinary Shares, the holders of the Warrants and Pre-funded Warrants will be entitled to receive upon exercise of the Warrants or Pre-funded Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Warrants or Pre-funded Warrants immediately prior to such fundamental transaction.

Governing Law. The Warrants and Pre-funded Warrants are governed by New York law.

Representative Warrants

The following summary of certain terms and provisions of the Representative Warrants offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the form of Representative Warrant, which is filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions set forth in the form of Representative Warrant. The Representative Warrants will be issued in certificated form only.

We have agreed to issue to the Representative (or its permitted assignees) Representative Warrants to purchase a number of Class B Ordinary Shares equal to [5.0] % of the total number of Units being sold in this offering. The Representative Warrants will be substantially in similar form to the Warrants issued in the offering. The Representative Warrants and will be exercisable upon issuance and will expire five (5) years after the issuance date. See the form of Representative Warrant filed as an exhibit to the registration statement of which this prospectus forms a part for a complete description of the terms of the Representative Warrants. The Representative Warrants and the Class B Ordinary Shares underlying the Representative Warrants are being registered on the registration statement of which this prospectus is a part.

Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our securities is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our securities, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, Singapore and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Harney Westwood & Riegels, our Cayman Islands counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands. Pursuant to Section 6 of the Tax Concessions Act (Revised) of the Cayman Islands, our Company has obtained an undertaking from the Financial Secretary: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to our Company or its operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on or in respect of the shares, debentures or other obligations of our Company or by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Act (Revised) of the Cayman Islands. The undertaking for our Company is for a period of 20 years from 28 February 2023.

Payments of dividends and capital in respect of our Class B Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class B Ordinary Shares, nor will gains derived from the disposal of our Class B Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Class B Ordinary Shares or on an instrument of transfer in respect of our Class B Ordinary Shares, so long as the instrument of transfer is not executed in, brought to, or produced before a court of in the Cayman Islands.

People’s Republic of China Taxation

Under the PRC EIT Law, which became effective on January 1, 2008 and most recently amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC:

●	senior management personnel and departments that are responsible for daily production, operation and management;

●	financial and personnel decision-making bodies;

●	key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and

●	half or more of the senior management or directors having voting rights.

Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside China are not PRC resident enterprises.

However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders.

In addition, nonresident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of Class B Ordinary Shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of Class B Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us).

These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

Certain United States Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax considerations generally applicable to the ownership and disposition of the Class B Ordinary Shares and the Warrants by a U.S. Holder (as defined below) that acquires the Class B Ordinary Shares and the Warrants in this offering and holds the Class B Ordinary Shares and the Warrants as “capital assets” (generally, property held for investment) under the Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax laws, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the Class B Ordinary Shares or the Warrants. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as, banks and other financial institutions; insurance companies; pension plans; cooperatives; regulated investment companies; real estate investment trusts; broker-dealers; traders that elect to use a mark-to-market method of accounting; certain former U.S. citizens or long-term residents; tax-exempt entities (including private foundations); holders who acquire their Class B Ordinary Shares or the Warrants pursuant to any employee share option or otherwise as compensation; investors that will hold their Class B Ordinary Shares or the Warrants as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes; investors that have a functional currency other than the U.S. dollar; persons holding their Class B Ordinary Shares or the Warrants in connection with a trade or business conducted outside the United States; persons that actually or constructively own 10% or more of our stock (by vote or value); or partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the Class B Ordinary Shares or the Warrants through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the Class B Ordinary Shares and the Warrants.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the Class B Ordinary Shares and the Warrants that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States or any state thereof or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the Class B Ordinary Shares and the Warrants, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the Class B Ordinary Shares and the Warrants and their partners are urged to consult their tax advisors regarding an investment in the Class B Ordinary Shares and the Warrants.

A U.S. Holder’s purchase price for a Unit generally should be allocated between the Class B Ordinary Share and the Warrant based on their relative fair market value. Accordingly, a U.S. Holder’s tax basis in a Class B Ordinary Share generally will be the portion of the Unit’s purchase price allocated to such Class B Ordinary Share and a U.S. Holder’s tax basis in a Warrant generally will be the portion of the Unit’s purchase price allocated to such Warrant.

Exercise or Lapse of Warrants

Subject to the PFIC rules discussed below, and except as discussed below with respect to a cashless exercise of a Warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of Class B Ordinary Shares upon the exercise of a Warrant. A U.S. Holder’s tax basis in Class B Ordinary Shares received upon exercise of the Warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the Warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for Class B Ordinary Shares received upon exercise of the Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Warrant and will not include the period during which the U.S. Holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the Warrant.

The tax consequences of a cashless exercise of a Warrant are not entirely clear under current law. Subject to the PFIC rules discussed below, a cashless exercise may be tax-deferred, either because the exercise is not a realization event or because the exercise is treated as a “recapitalization” for U.S. federal income tax purposes. In either tax-deferred situation, a U.S. Holder’s tax basis in the Class B Ordinary Shares received generally would equal the U.S. Holder’s basis in the Warrants exercised therefor. If the cashless exercise is not treated as a gain realization event, a U.S. Holder’s holding period in the Class B Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Warrants and will not include the period during which the U.S. Holder held the Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Class B Ordinary Shares would include the holding period of the Warrants exercised therefor.

It is also possible that a cashless exercise of a Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth below under “— Sale or Other Disposition.” In such event, a U.S. Holder could be deemed to have surrendered Warrants equal to the number of Class B Ordinary Shares having an aggregate fair market value equal to the exercise price for the total number of Warrants to be exercised. Subject to the PFIC rules discussed below, the U.S. Holder would recognize capital gain or loss with respect to the Warrants deemed surrendered in an amount generally equal to the difference between (i) the fair market value of the Class B Ordinary Shares that would have been received in a regular exercise of the Warrants deemed surrendered, net of the aggregate exercise price of such Warrants and (ii) the U.S. Holder’s tax basis in such Warrants. In this case, a U.S. Holder’s aggregate tax basis in the Class B Ordinary Shares received would equal the sum of (i) U.S. Holder’s tax basis in the Warrants deemed exercised and (ii) the aggregate exercise price of such Warrants. A U.S. Holder’s holding period for the Class B Ordinary Shares received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the Warrants and will not include the period during which the U.S. Holder held the Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of Warrants, including when a U.S. Holder’s holding period would commence with respect to the Class B Ordinary Shares received, there can be no assurance regarding which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of Warrants.

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of Class B Ordinary Shares for which the Warrant may be exercised or to the exercise price of the Warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. U.S. Holders of Warrant would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases such U.S. Holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of Class B Ordinary Shares that would be obtained upon exercise or through a decrease in the exercise price of the Warrant), which adjustment may be made as a result of a distribution of cash or other property to the holders of Class B Ordinary Shares. Such constructive distribution to a U.S. Holder of Warrants would be treated as if such U.S. Holder had received a cash distribution from us generally equal to the fair market value of such increased interest (taxed generally as described below under “— Dividends”).

Taxation of Dividends and Other Distributions on Class B Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to our Class B Ordinary Shares (without reduction for any amounts withheld) generally will be includible in your gross income as foreign source dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Any such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other United States corporations.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under United States federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your Class B Ordinary Shares, and then, to the extent such excess amount exceeds your tax basis in your Class B Ordinary Shares, as capital gain. However, we currently do not, and we do not intend to, calculate our earnings and profits under United States federal income tax principles. Therefore, a U.S. Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income”, provided that (1) our Class B Ordinary Shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of a qualifying income tax treaty with the United States, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) the Class B Ordinary Shares are held for a holding period of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

Class B Ordinary Shares are generally considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our Class B Ordinary Shares currently are. If we are treated as a “resident enterprise” for PRC tax purposes (see “Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC (the “Treaty”). You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our Class B Ordinary Shares.

Any non-U.S. withholding tax (including any PRC withholding tax (see “Taxation — People’s Republic of China Taxation”)) paid (or deemed paid) by a U.S. Holder at the rate applicable to such Holder may be eligible for foreign tax credits (or deduction in lieu of such credits) for U.S. federal income tax purposes, subject to applicable limitations. Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by us with respect to Class B Ordinary Shares will generally constitute “passive category income.”

The rules relating to the determination of the foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances, including the effects of any applicable income tax treaties.

Taxation of a Disposition of Class B Ordinary Shares

Subject to the PFIC rules discussed below, upon a sale or other disposition of Class B Ordinary Shares, a U.S. Holder will generally recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized (including the amount of any tax withheld) and such U.S. Holder’s tax basis in such Class B Ordinary Shares. Any such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in our Class B Ordinary Shares at the time of the disposition exceeds one year. Long-term capital gain of individual U.S. Holders generally will be subject to United States federal income tax at reduced tax rates. The deductibility of capital losses is subject to limitations.

Any such gain or loss that you recognize generally will be treated as United States source income or loss for foreign tax credit limitation purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of our Class B Ordinary Shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat the gain as PRC source income for foreign tax credit purposes. U.S. Holders should consult their tax advisors regarding the proper treatment of gain or loss in their particular circumstances, including the effects of any applicable income tax treaties.

Passive Foreign Investment Company

A non-United States corporation will be a PFIC for United States federal income tax purposes for any taxable year if, after applying certain look-through rules, either:

●	at least 75% of its gross income for such taxable year is passive income (the income test), or

●	at least 50% of the total value of its assets (generally based on an average of the quarterly values of the assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income (the asset test).

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Passive income generally includes rents, royalties, dividends, interest and certain gains. Cash is a passive asset for these purposes. Goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income. Although “passive income” generally includes rents, certain “active rental income” is not considered passive for purposes of determining whether a company is a PFIC.

Based on the manner in which we currently operate our business, the expected composition of our income and assets, and the value of our assets, including goodwill, although not clear, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year, and the application of the PFIC rules is subject to uncertainty in several respects. The value of our assets for purposes of the PFIC determination will generally be determined by reference to the market price of our Class B Ordinary Shares, which could fluctuate significantly. In addition, our PFIC status will depend on the manner in which we operate our workspace business (and the extent to which our income from workspace membership continues to qualify as active for PFIC purposes). Because of these uncertainties, there can be no assurance we will not be a PFIC for the current taxable year, or will not be a PFIC in the future.

If we are a PFIC for any taxable year during your holding period for our Class B Ordinary Shares (or under proposed United States Treasury regulations, the Warrants), we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold our Class B Ordinary Shares, and, although subject to uncertainty, potentially our Class B Ordinary Shares received upon exercise of the Warrants. Certain elections (such as a “deemed sale” election) may be available under certain circumstances.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you recognize from a sale or other disposition (including a pledge) of our Class B Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period;

●	the amount allocated to the current taxable year, and any taxable year in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us (as described above under “Taxation — Taxation of Dividends and Other Distributions on Class B Ordinary Shares”) if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of our Class B Ordinary Shares cannot be treated as capital gains, even if you hold our Class B Ordinary Shares as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own a proportionate interest in such lower-tier PFICs that are directly or indirectly owned by us, and you may be subject to the adverse tax consequences described in the preceding paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. As a result, you may incur liability for any excess distribution described above if we receive a distribution from our lower-tier PFICs or if any shares in such lower-tier PFICs are disposed of (or deemed disposed of). You should consult your tax advisor regarding the applicability of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. The mark-to-market election is available only for “marketable stock.”. If you make a valid mark-to-market election for our Class B Ordinary Shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of our Class B Ordinary Shares as of the close of your taxable year over your adjusted basis in such Class B Ordinary Shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of our Class B Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on our Class B Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class B Ordinary Shares will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on our Class B Ordinary Shares, as well as to any loss realized on the actual sale or other disposition of our Class B Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class B Ordinary Shares. Your basis in our Class B Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions that we make would generally be subject to the tax rules discussed above under “Taxation — Taxation of Dividends and Other Distributions on Class B Ordinary Shares,” except that the lower rate applicable to qualified dividend income (discussed above) would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in the applicable United States Treasury regulations, and may not include Warrants. Nasdaq is a qualified exchange. Our Class B Ordinary Shares and Public Warrants are listed on Nasdaq and, consequently, if you are a holder of Class B Ordinary Shares or Public Warrants and our Class B Ordinary Shares or Public Warrants are regularly traded, the mark-to-market election might be available to you if we become a PFIC. Because a mark-to-market election may not be made for equity interests in any lower-tier PFICs we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, if a non-United States corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” election (a “QEF Election”) to include in income its share of the corporation’s income on a current basis. However, you may make a QEF Election with respect to our Class B Ordinary Shares only if we agree to furnish you annually with certain tax information. We do not intend to provide information necessary for U.S. Holders to make QEF Elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

A U.S. Holder of a PFIC is generally required to file an annual report with the U.S. Internal Revenue Service. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisor regarding the application of the PFIC rules to your investment in our Class B Ordinary Shares and our Class B Ordinary Shares received upon exercise of the Warrants.

Information with Respect to Foreign Financial Assets

In addition, certain U.S. Holders may be subject to certain reporting obligations with respect to the Class B Ordinary Shares and the Warrants if the aggregate value of these and certain other “specified foreign financial assets” exceeds $50,000. If required, this disclosure is made by filing Form 8938 with the IRS. Significant penalties can apply if U.S. Holders are required to make this disclosure and fail to do so. In addition, a U.S. Holder should consider the possible obligation for online filing of a FinCEN Report 114—Foreign Bank and Financial Accounts Report as a result of holding the Class B Ordinary Shares and the Warrants. U.S. Holders are thus encouraged to consult their U.S. tax advisors with respect to these and other reporting requirements that may apply to their acquisition of the Class B Ordinary Shares and the Warrants.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to distributions made on our Class B Ordinary Shares and Warrants within the U.S. to a non-corporate U.S. Holder and to the proceeds from the sale, exchange, redemption or other disposition of our Class B Ordinary Shares and Warrants by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales or other dispositions effected at an office) outside the U.S. will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (or otherwise establishes, in the manner provided by law, an exemption from backup withholding) or to report dividends required to be shown on the U.S. Holder’s U.S. federal income tax returns.

Backup withholding is not an additional income tax, and the amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability provided that the appropriate returns are filed.

You should consult your own tax advisor as to the qualifications for exemption from backup withholding and the procedures for obtaining the exemption.

Additional Reporting Requirements

Certain U.S. Holders who are individuals (and certain entities) are required to report information relating to an interest in our Class B Ordinary Shares, subject to certain exceptions (including an exception for Class B Ordinary Shares held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of our Class B Ordinary Shares and our Class B Ordinary Shares received upon exercise of the Warrants.

Expenses Related To This Offering

Set forth below is an itemization of the total expenses, excluding placement agent fees, which are expected to be incurred in connection with the offer and sale of the Units by us. With the exception of the SEC registration fee, the Nasdaq Capital Market listing fee and the Financial Industry Regulatory Authority (“FINRA”) filing fee, all amounts are estimates.

SEC registration fee	US$	[7,380	]
FINRA filing fee	US$	[8,000	]
Legal fees and expenses	US$	[170,000	]
Accounting fees and expenses	US$	[15,000	]
Miscellaneous	US$	[10,000	]
Total	US$	[210,380	]

Legal Matters

The validity of the securities offered by this prospectus and other legal matters concerning this offering relating to Cayman Islands law will be passed upon for us by Harney Westwood & Riegels. Certain legal matters relating to U.S. law will be passed upon for us by GH Law Firm LLC/Loeb & Loeb LLP. Hunter Taubman Fischer & Li LLC, New York, New York, will pass upon certain legal matters in connection with the offering for the underwriters.

Experts

The consolidated financial statements as of December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, included in this prospectus have been so included in reliance on the report of Marcum Asia, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The registered office address of Marcum Asia CPAs LLP is at 7 Penn Plaza, Suite 830, New York, New York 10001, United States.

Legal Proceedings

Contractual Dispute between Able View Enterprise Limited and AbleView Brands Limited (as Plaintiffs) and Jonathan Petrillo and Cosmetic Skin Solutions LLC (as Defendants); and Counterclaim filed by Jonathan Petrillo and Cosmetic Skin Solutions LLC (as Plaintiffs) against Able View Enterprise Limited and AbleView Brands Limited (as Defendants)

On September 12, 2024, our subsidiaries, Able View Enterprise Limited and AbleView Brands Limited filed a civil action against Jonathan Petrillo and Cosmetic Skin Solutions LLC in the United States District Court for the District of Nevada, alleging fraudulent misrepresentations, concealment, and inducements in connection with a distribution agreement entered into by the parties. The plaintiffs claimed that the defendants knowingly supplied cosmetic products without the key ingredient. The amount of damages claimed is currently estimated to be at least US$11.06 million.

Subsequently, Jonathan Petrillo and Cosmetic Skin Solutions LLC filed a counterclaim in the same court, asserting causes of action for unjust enrichment and fraudulent misrepresentation. Pursuant to the court’s order dated Aug 21, 2025 on the motion to dismiss the counterclaims, the court granted our motion in part and denied it in part, dismissing without prejudice the claims for breach of the implied covenant of good faith and fair dealing. On Oct 17, 2025, our subsidiaries, Able View Enterprise Limited and AbleView Brands Limited filed their answer. The case remains pending, and discovery is currently ongoing.

In connection with this dispute, we recorded an inventory write-down of approximately US$3.6 million from discontinued operation and $1.3 million from continuing operation during the fiscal year ended December 31, 2024. This write-down was recognized to reflect a reduction in the value of certain non-conforming inventories associated with the counterparty’s performance issues and has been reflected in our audited consolidated financial statements for that year. We have not made any additional accruals related to this matter and will continue to monitor its progress.

At this time, we are unable to predict the ultimate outcome of this matter or to reasonably estimate the possible loss or range of loss, if any. Depending on the course of the proceedings, the litigation could result in judgments, settlements, additional write-downs or other obligations, and an adverse resolution could require us to incur additional costs or provisions. Any such developments could result in increased expenses, further write-downs or other financial impacts that could adversely affect our results of operations and cash flows.

Other than the matter described above, we are not currently a party to any pending legal proceeding that, individually or in the aggregate, are expected to have a material adverse effect on our business, financial condition or results of operations.

Where You Can Find Additional Information

We have filed a registration statement, including relevant exhibits and schedules, with the SEC on Form F-1 under the Securities Act with respect to the underlying securities to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our securities.

All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

INDEX TO FINANCIAL STATEMENTS

ABLE VIEW GLOBAL INC.

ABLE VIEW GLOBAL INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of June 30, 2025 and December 31, 2024
(Expressed in U.S. dollar)

	June 30, 2025	December 31, 2024
ASSETS
Current Assets
Cash and cash equivalents	$6,283,350	$15,191,995
Accounts receivable	16,154,385	15,012,273
Accounts receivable – related party	—	1,088,558
Prepayments and other current assets	4,795,814	1,962,048
Inventories	9,331,500	6,349,620
Assets of discontinued operations, current	—	668,458
Total Current Assets	36,565,049	40,272,962

Non-current Assets
Property and equipment, net	120,576	139,183
Right of use assets, net	6,882	13,599
Deferred tax assets	1,227,841	2,221,467
Other non-current assets	732,767	777,935
Assets of discontinued operations, non-current	—	4,204,879
Total Non-current Assets	2,088,066	7,357,063

Total Assets	$38,653,115	$47,630,015

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	$9,085,684	$7,972,764
Accounts payable	2,145,762	2,475,273
Contract liabilities	2,587,778	187,913
Income tax payable	2,701,443	2,024,460
Lease liabilities	2,362	9,163
Other payable and accrued expenses	8,789,739	2,696,107
Amount due to related parties	99,892	101,658
Liabilities of discontinued operations, current	—	1,949,380
Total Current Liabilities	25,412,660	17,416,718

Amount due to related parties, non-current	1,403,405	16,017,183
Long-term borrowings	2,180,694	2,180,694
Liabilities of discontinued operations, non-current	—	4,924,205
Total Non-Current Liabilities	3,584,099	23,122,082
Total Liabilities	28,996,759	40,538,800

Commitments and Contingencies

Shareholders’ Equity
Class A Ordinary Shares ($0.0001 par value, 100,000,000 shares authorized; 24,871,433 shares and 24,871,433 shares issued and outstanding at June 30, 2025 and December 31, 2024, respectively)	2,487	2,487
Class B Ordinary Shares ($0.0001 par value, 500,000,000 shares authorized; 24,518,489 shares and 24,518,489 shares issued and outstanding at June 30, 2025 and December 31, 2024, respectively)	2,452	2,452
Additional paid-in capital	4,889,368	4,889,368
Statutory reserve	24,397	158,027
Retained earnings	5,596,350	2,042,805
Accumulated other comprehensive loss	(858,698)	(3,924)
Total Shareholders’ Equity	9,656,356	7,091,215

Total Liabilities and Shareholders’ Equity	$38,653,115	$47,630,015

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

ABLE VIEW GLOBAL INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)
For the Six Months Ended June 30, 2025 and 2024
(Expressed in U.S. dollar, except for share and per share data, unless otherwise noted)

	For the Six Months Ended June 30,
	2025	2024
Revenues
- Product sales to third parties	$43,777,664	$59,662,104
- Product sales to related parties	—	77,193
- Services provided to third parties	2,876,483	1,527,628
Total revenue	46,654,147	61,266,925

Cost of revenue
- Product sales to third parties	(38,759,242)	(52,353,959)
- Product sales to related parties	—	(77,193)
- Services provided to third parties	(1,033,384)	(656,023)
Total cost of revenue	(39,792,626)	(53,087,175)

Gross profit	6,861,521	8,179,750

Operating expenses
Selling and marketing expenses	(3,463,123)	(5,169,780)
General and administrative expenses	(1,904,206)	(2,241,754)
Total operating expenses	(5,367,329)	(7,411,534)

Income from operations	1,494,192	768,216

Other (expenses) income, net
Interest expenses, net	(317,108)	(179,907)
Other expenses, net	(32,811)	(135,425)
Foreign currency exchange gain (loss)	225,537	(174,683)
Total other expenses, net	(124,382)	(490,015)

Income before income taxes	1,369,810	278,201
Income tax (expenses) benefits	(1,537,266)	638,903
Net (loss) income from continuing operations	(167,456)	917,104

Discontinued operations:
Loss before income taxes from operations of discontinued operation	(675,658)	(9,071,761)
Gain on disposal of discontinued operation	4,760,997	—
Income tax (expenses) benefits	(497,968)	1,818,778
Net income (loss) from discontinued operations	3,587,371	(7,252,983)

Net income (loss)	3,419,915	(6,335,879)

Other comprehensive (loss) income
Foreign currency translation adjustment	(854,774)	202,276
Comprehensive income (loss)	$2,565,141	$(6,133,603)

(Loss) earnings per share from continuing operations – basic and diluted	$(0.00)	$0.02
Earnings (loss) per share from discontinued operations – basic and diluted	$0.07	$(0.17)
Earnings (loss) per share – basic and diluted	0.07	(0.15)

Weighted average shares – basic and diluted	49,389,922	41,755,549

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

ABLE VIEW GLOBAL INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Six Months Ended June 30, 2025 and 2024
(Expressed in U.S. dollar, except for share and per share data, unless otherwise noted)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional			Accumulated other comprehensive	Total
	Number of share	Amount	Number of share	Amount	paid-in capital	Statutory reserve	Retained earnings	(loss) income	shareholders’ equity
Balance as of December 31, 2024	24,871,433	$2,487	24,518,489	$2,452	$4,889,368	$158,027	$2,042,805	$(3,924)	$7,091,215
Adjustment of statutory reserve due to disposal of a subsidiary	—	—	—	—	—	(133,630)	133,630	—	—
Net income	—	—	—	—	—	—	3,419,915	—	3,419,915
Foreign currency translation adjustments	—	—	—	—	—	—	—	(854,774)	(854,774)
Balance as of June 30, 2025	24,871,433	$2,487	24,518,489	$2,452	$4,889,368	$24,397	$5,596,350	$(858,698)	$9,656,356

Balance as of December 31, 2023	24,871,433	$2,487	17,247,383	$1,725	$1,755,595	$158,027	$9,462,217	$35,528	$11,415,579
Repurchase and cancellation of Class B ordinary shares	—	—	(480,834)	(48)	(865,452)	—	—	—	(865,500)
Net loss	—	—	—	—	—	—	(6,335,879)	—	(6,335,879)
Foreign currency translation adjustments	—	—	—	—	—	—	—	202,276	202,276
Balance as of June 30, 2024	24,871,433	$2,487	16,766,549	$1,677	$890,143	$158,027	$3,126,338	$237,804	$4,416,476

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

ABLE VIEW GLOBAL INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2025 and 2024
(Expressed in U.S. dollar)

	For the Six Months Ended June 30,
	2025	2024
Net cash provided by (used in) operating activities from continuing operations	$30,287	(1,948,810)
Net cash used in operating activities from discontinued operations	(1,888,462)	(5,258,375)
Net cash used in operating activities	(1,858,175)	(7,207,185)

Cash flows from investing activities:
Purchase of property and equipment	(4,454)	—
Collection of loan to a third party	500,000	—
Collection of advances from related parties	—	18,311
Net cash provided by investing activities from continuing operations	495,546	18,311
Net cash provided by (used in) investing activities from discontinued operations	1,379	(485)
Net cash provided by investing activities	496,925	17,826

Cash flows from financing activities:
Proceeds from short-term borrowings	14,395,321	23,750,135
Repayments of short-term borrowings	(13,189,978)	(18,978,992)
Borrowings from related parties	3,026,218	5,350,433
Repayment of short-term borrowings to related parties	(6,447,077)	(12,910,199)
Repayment of borrowings to Shanghai Jingyue	(6,716,212)	—
Borrowings from a third party	—	2,180,694
Payment to repurchase of Class B ordinary shares	—	(865,500)
Payments of dividends to shareholders	(57,753)	(57,552)
Net cash used in financing activities from continuing operations	(8,989,481)	(1,530,981)
Net cash provided by financing activities from discontinued operations	1,912,379	4,135,642
Net cash (used in) provided by financing activities	(7,077,102)	2,604,661

Effect of exchange rate changes on cash and cash equivalents	(442,040)	310,796

Net decrease in cash and cash equivalents, including cash and cash equivalents classified to assets of discontinued operations	(8,880,392)	(4,273,902)
Less: net change in cash and cash equivalents classified to assets of discontinued operations	(28,253)	1,157,816
Cash and cash equivalents of continuing operations at beginning of period	15,191,995	11,474,899
Cash and cash equivalents of continuing operations at end of period	$6,283,350	$8,358,813

Supplemental cash flow information
Cash paid for interest expense	$272,368	$167,260
Cash paid for income tax	$206,499	$2,224,752

Noncash financing activities
Net settlement of dividends payable with due from related parties from discontinued operations	$9,988,060	$—
Net settlement of dividends payable with due from related parties from continuing operations	$4,567,520	$—
Net settlement of due from related parties from continuing operations with due to related parties from discontinued operations	$888,521	$—
Net settlement of due to related parties from continuing operations with due from related parties from discontinued operations	$73,128	$—

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS DESCRIPTION

Able View Global Inc. (“Able View Global”, or the “Company”) was incorporated as a private company under the laws of Cayman Island on October 11, 2022, as a direct wholly owned subsidiary of Able View Inc. (“Ableview Cayman”). Ableview Cayman was incorporated on January 21, 2021 under the laws of the Cayman Islands as an exempted company with limited liability.

The Company, through its subsidiaries (herein the subsidiaries are collectively referred to as the “Operating Subsidiaries”) are engaged in importing and selling cosmetics and other beauty products to E-commerce platforms and distributor customers, as well as individual customers, and provision of operation services for online stores owned by customers.

Disposal of Shanghai Jingyue Trading Co., Ltd. (“Shanghai Jingyue”)

On June 27, 2025, the Company disposed of Shanghai Jingyue to a third party (the “Buyer”). The management believed the disposal of Shanghai Jingyue represented a strategic shift, which had a major effect on the Company’s operations and financial results, and was accounted for as discontinued operations in accordance with ASC 205-20.

As of June 30, 2025, the condensed consolidated financial statements reflected the financial information of the following entities:

Name	Date of Incorporation	Place of Incorporation	Percentage of effective ownership	Principal activities
Able View Global	October 11, 2022	Cayman Islands	Parent	Investment holding company
Ableview Capital Group Ltd (“Ableview BVI”)	February 10, 2021	BVI	100%	Investment holding company
CSS Global Limited	October 28, 2022	BVI	100%	Investment holding company
Cosmetics Skin Solution Holding Limited	October 31, 2022	BVI	100%	Investment holding company
Ableview Brands Limited (“Ableview Brands”)	February 25, 2021	Hong Kong	100%	Importing and selling cosmetics and other beauty products
Ableview Management Limited (“Ableview Management”)	May 25, 2021	Hong Kong	100%	Importing and selling cosmetics and other beauty products
CSS Cosmetics (Hong Kong) Limited (“CSS HK”)	December 31, 2021	Hong Kong	100%	Importing and selling cosmetics and other beauty products
Able View Enterprise Limited (“Able View”)	November 18, 2015	Hong Kong	100%	Importing and selling cosmetics and other beauty products
Shanghai Weitong Trading Co., Ltd. (“Weitong”)	May 28, 2015	PRC	100%	Importing and selling cosmetics and other beauty products and provision of operation services
Shanghai Jingnan Medicial Appliances Co., Ltd. (“Shanghai Jingnan”)	November 16, 2022	PRC	100%	Importing and selling cosmetics and other beauty products
Healthy Great Pte. Ltd. (“Ableview Singapore”)	December 7, 2022	PRC	100%	Importing and selling cosmetics and other beauty products
Shanghai Jinglu Trading Co., Ltd. (“Shanghai Jinglu”)	November 24, 2020	PRC	100%	Importing and selling cosmetics and other beauty products and provision of operation services
Beijing Jingyuan Trading Co., Ltd. (“Beijing Jingyuan”)	October 14, 2020	PRC	100%	Importing and selling cosmetics and other beauty products

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The interim condensed consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The condensed consolidated financial information as of June 30, 2025 and for the six months ended June 30, 2025 and 2024 has been prepared pursuant to the rules and regulations of the SEC and pursuant to Regulation S-X. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with U.S. GAAP, have been omitted pursuant to those rules and regulations. The interim financial information should be read in conjunction with the consolidated financial statements and the notes thereto for the fiscal years ended December 31, 2024 and 2023, included in the Company’s Annual Report on Form 20-F filed on April 23, 2025.

In the opinion of the management, the accompanying condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the years ended December 31, 2024 and 2023.

Basis of consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

All intercompany transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the condensed consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Significant estimates are used when accounting for items and matters including but not limited to, allowances for credit losses for accounts receivable and other receivables, net realizable value of inventories and valuation allowance of deferred tax assets.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign currency translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing on the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates on the date of the balance sheet.

The reporting currency of the Company and its subsidiaries is U.S. dollars (“US$”) and the accompanying condensed consolidated financial statements have been expressed in US$.

In general, for consolidation purposes, assets and liabilities of the Company and its subsidiaries whose functional currency is not the US$, are translated into US$, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of the Company and its subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statement of shareholders’ equity.

Translation of amounts from HKD, SGD and RMB into US$ has been made at the following exchange rates for the respective periods:

	June 30, 2025	December 31, 2024
HKD exchange rate for balance sheet items, except for equity accounts	7.8499	7.7677
SGD exchange rate for balance sheet items, except for equity accounts	1.2719	1.3662
RMB exchange rate for balance sheet items, except for equity accounts	7.1636	7.2993

	For the Six Months Ended June 30,
	2025	2024
HKD exchange rate for items in the statements of operations and comprehensive income (loss), and statements of cash flows	7.7917	7.8191
SGD exchange rate for items in the statements of operations and comprehensive income (loss), and statements of cash flows	1.3237	1.3469
RMB exchange rate for items in the statements of operations and comprehensive income (loss), and statements of cash flows	7.2526	7.2150

No representation is made that the HKD, SGD and RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable

Accounts receivables are recorded at the gross amount less an allowance for any expected credit losses and do not bear interest.

The management maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the condensed consolidated statements of operations and comprehensive income (loss). In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of June 30, 2025 and December 31, 2024, there were no allowances for credit losses for accounts receivable.

Inventories

Inventories, consisting of cosmetics and other beauty products available for sale, are stated at the lower of cost or net realizable value. Cost of inventories is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to damaged goods and slow-moving merchandise, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Company takes ownership, risks and rewards of the products purchased. Write-downs are recorded in cost of revenues in the condensed consolidated statements of operations and comprehensive income (loss). For the six months ended June 30, 2025 and 2024, the Company provided inventory writing-downs of $nil and $1,292,054 due to damages and slowing moving merchandise.

Revenue recognition

The Company accounts for revenues under ASC 606, Revenue from Contracts with Customers (“ASC 606”) which establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

In accordance with ASC 606, revenues are recognized when control of the promised products is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products. The Company also evaluates whether it is appropriate to record the gross amount of product sales. When the Company is a principal, and the Company obtains control of the specified goods before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled to in exchange for the specified goods transferred. Revenues are recorded net of value-added taxes.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition (cont.)

Sales of cosmetics and other beauty products

For the six months ended June 30, 2025 and 2024, the Company generated revenues primarily from selling cosmetics and other beauty products. The Company identifies a single performance obligation from contracts which is the sales of cosmetics and other beauty products. The Company recognizes the product revenues on a gross basis as the Company is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods, subject to inventory risks and has the discretion in establishing prices. The Company recognizes revenues at a point in time when the control over the cosmetics and other beauty products are transferred to customers.

The Company recognizes revenues net of return allowances and consideration payable to customers when the products are delivered and control is transferred to customers. For sales with return conditions, the Company reasonably estimates the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized. As of June 30, 2025 and December 31, 2024, the Company did not record return allowance because the Company did not expect a significant reversal in the amount of cumulative revenue.

Provision of operation services

The Company also generated revenues from provision of operation services for online stores owned by customers. The operation services cover marketing and promotion of cosmetics products, warehouse management, logistics of products, and customer relationship services. The Company identifies a single performance obligation from contracts. The transaction price is determined by a fixed percentage of sales volume. There were no variable considerations, significant financing components or payments to customers in the agreements with customers. The Company recognizes revenues over time when service is provided. The Company has a right to considerations from the customers in an amount that corresponds directly with the value the Company’s performance completed to date. The Company adopted practical expedient under ASC 606-10-55-18, and recognized revenues from provision of operation services based on amounts invoiced to the customers.

Contract balances

The Company classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Company has transferred services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance or other factors in the contract. As of June 30, 2025 and December 31, 2024, the Company did not record contract assets.

The Company capitalizes incremental costs incurred to fulfill contracts that (i) relate directly to the contract, (ii) are expected to generate resources that will be used to satisfy the performance obligation under the contract, and (iii) are expected to be recovered through revenue generated under the contract. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. As of June 30, 2025 and December 31, 2024, the Company had no deferred contract costs.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition (cont.)

Contract balances (cont.)

Contract liabilities are recognized if the Company receives consideration prior to satisfying the performance obligations, which include customer advances and deferred revenue under operation service arrangements. As of June 30, 2025 and December 31, 2024, the Company had customer advances of $2,587,778 and $187,913, respectively. Customer advances of $187,913 and $235,494 as of December 31, 2024 and 2023 were recognized as revenues in the six months ended June 30, 2025 and 2024, respectively. Customer advances of $2,587,778 as of June 30, 2025 are expected to recognize as revenues in the twelve months ending June 30, 2026.

For the six months ended June 30, 2025 and 2024, the Company disaggregate revenue into two revenue streams as the following table:

	For the Six Months Ended June 30,
	2025	2024
Revenues
Sales of cosmetics and other beauty products	$43,777,664	$59,739,297
Provision of operation services	2,876,483	1,527,628
Total revenue	$46,654,147	$61,266,925

The Company disaggregates revenue by timing of revenues recognition as the following table:

	For the Six Months Ended June 30,
	2025	2024
Revenues
Goods transferred at a point in time	$43,777,664	$59,739,297
Services transferred over time	2,876,483	1,527,628
Total revenue	$46,654,147	$61,266,925

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Chief Executive Officer.

The Company’s CODM relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Company. As a result of the assessment made by CODM, the Company has only one principal reportable segment as defined by ASC 280. The single reportable segment contains sales of cosmetics and other beauty products and provision of operation services. The Company has concluded that consolidated net income (loss) is the measure of segment profitability. The CODM assesses performance for the Company, monitors budget versus actual results, and determines how to allocate resources based on consolidated net income (loss) as reported in the condensed consolidated statements of operations. Within the information provided, the CODM specifically reviews promotion and advertising expenses, which are a significant segment expense, as this represents significant cost affecting the Company’s decision on how to cooperate with different brands. Other operating expenses are reviewed in aggregate.

	For the Six Months Ended June 30,
	2025	2024
Revenues	$46,654,147	$61,266,925
Cost of revenues	(39,792,626)	(53,087,175)
Promotion and advertising expenses	(1,680,665)	(3,530,147)
Other operating expenses	(3,686,664)	(3,881,387)
Total other expenses, net	(124,382)	(490,015)
Income tax (expenses) benefits	(1,537,266)	638,903
Net (loss) income from continuing operations	$(167,456)	$917,104

The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are all located in the PRC (including mainland China and Hong Kong) and substantially all of the Company’s revenues are derived from the PRC (including mainland China and Hong Kong). Therefore, no geographical segments are presented.

Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. In the period that a discontinued operation is classified as held for sale, the assets and liabilities of the discontinued operation are presented separately in asset and liability sections, respectively, of the consolidated balance sheets and prior periods are presented on a comparative basis. In the consolidated statements of operations and comprehensive income (loss), the results from discontinued operations are reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately in the consolidated statements of cash flows.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently issued accounting standards

On July 30, 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient for all entities which elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses, and an accounting policy election for all entities, other than a public business entity, that elect the practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Under ASU 2025-05, an entity is required to disclose whether it has elected to use the practical expedient and, if so, whether it has also applied the accounting policy election. An entity that makes the accounting policy election is required to disclose the date through which subsequent cash collections are evaluated. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years. In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted, and the disclosures in this standard are required to be applied on a prospective basis with the option to apply the standard retrospectively. The Company is in the process of evaluating the potential impact of the new guidance on its consolidated financial statements and related disclosures.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

The Company does not believe the above referenced recently issued but not yet effective accounting standards, if currently adopted, would have a material impact on its the condensed consolidated financial position, statements of operations and comprehensive income (loss) and cash flows.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Significant risks and uncertainties

1) Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable and prepayments and other current assets. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of June 30, 2025, the Company held cash and cash equivalents of $6,283,350, among which $2,998,300 were deposited in financial institutions located in Hong Kong, $3,147,799 were deposited in financial institutions located in Mainland China, and the remaining were deposited in Singapore and the United States. Each bank account in Mainland China is insured by the government authority with the maximum limit of RMB 500,000 (equivalent to approximately $69,800), while the bank accounts in Hong Kong, are not insured. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in the PRC and Hong Kong which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

The risk with respect to accounts receivable and amounts due from related parties is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring processes of outstanding balances.

Most of the Company’s operations are carried out in Hong Kong, while partial of the Company’s business is conducted in mainland China. As mainland China government has exerted more oversight in Hong Kong, the Company’s business, financial condition and results of income may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation among other factors.

2) Foreign currency risk

Substantially all of the Company’s operating activities and the Company’s assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. DISPOSAL OF SHANGHAI JINGYUE

On June 27, 2025, the Company transferred 100% equity interest in Shanghai Jingyue to the Buyer at zero consideration. The Company disposed of Shanghai Jingyue as it experienced a decrease in sales of cosmetics products of certain brand names, and the Company expected that Shanghai Jingyue will continue to suffer a decrease in financial performance. In connection with the disposal of Shanghai Jingyue, the Company also agreed to purchase inventories with carrying value of $162,535 from Shanghai Jingyue at original cost of $3,330,617. In addition, the Buyer agreed to waive the Company’s liabilities of $4,389,889 due to Shanghai Jingyue. The disposal had a net increase in the income tax expense of $301,704, which was included in the net income from discontinued operation.

The Company determined that the disposal of the Shanghai Jingyue met the criteria to be classified as a discontinued operation and, as a result, Shanghai Jingyue’s historical financial results are reflected in the Company’s condensed consolidated interim financial statements as a discontinued operation. The disposal of Shanghai Jingyue represents a strategic shift that has a significant effect on the Company’s financial results, which trigger discontinued operations accounting in accordance with ASC 205-20-45. The assets and liabilities related to the discontinued operations were retroactively classified as assets and liabilities of discontinued operations as of December 31, 2024, while results of operations related to the discontinued operations were reported as income (loss) from discontinued operations and cash flows from discontinued operations of the three categories for six months ended June 30, 2025 and 2024 were separately presented in the consolidated statements of cash flows for all periods presented retroactively in accordance with U.S. GAAP.

For the period from January 1, 2025 through June 27, 2025 and for the six months ended June 30, 2024, the aggregated financial results of the discontinued operations, after intercompany elimination, are as the following:

	For the Period from January 1, 2025 through June 27, 2025	For the Six Months Ended June 30, 2024
Revenues	$118,160	$1,484,346
Cost of revenues	(22,798)	(4,881,569)
Gross profit (loss)	95,362	(3,397,223)
Total operating expenses	(718,978)	(5,388,459)
Total other expenses, net	(52,042)	(286,079)
Loss before income taxes from operations of discontinued operation	(675,658)	(9,071,761)
Gain on disposal of discontinued operation (a)	4,760,997	—
Income tax (expenses) benefits	(497,968)	1,818,778
Net income (loss) from discontinued operation	$3,587,371	$(7,252,983)

(a)	As of June 27, 2025, Shanghai Jingyue reported net asset deficits of $3,598,341. Together with the realized accumulated comprehensive other loss upon disposal of Shanghai Jingyue, the loss on inventory purchase and the gain on waiver of liabilities, the Company recorded a total gain on disposal of Shanghai Jingyue of $4,760,997, before the income tax expenses in relation to the disposal of $301,704.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. DISPOSAL OF SHANGHAI JINGYUE (cont.)

As of December 31, 2024, major classes of assets and liabilities of the discontinued operation, after intercompany elimination, are as following:

December 31, 2024
ASSETS
Cash and cash equivalents	$139,276
Accounts receivable	156,020
Prepayments and other current assets	108,532
Inventories	264,630
Assets of discontinued operations, current	668,458
Property and equipment, net	307,626
Right of use assets, net	1,102,625
Deferred tax assets	2,378,810
Other non-current assets	415,818
Assets of discontinued operations, non-current	4,204,879
Total assets of discontinued operations	$4,873,337

Liabilities
Accounts payable	$116
Contract liabilities	17,716
Income tax payable	662,366
Lease liabilities	762,033
Other payable and accrued expenses	507,149
Liabilities of discontinued operations, current	1,949,380
Lease liabilities	214,485
Amount due to related parties, non-current	4,709,720
Liabilities of discontinued operations, non-current	4,924,205
Total liabilities of discontinued operations	$6,873,585

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. PREPAYMENTS AND OTHER ASSETS, CURRENT AND NON-CURRENT

Prepayments and other current assets from continuing operations consist of the following:

	June 30, 2025	December 31, 2024
Prepayments and other current assets
Prepayments to suppliers(a)	$3,305,594	$619,283
Prepaid consulting expenses (b)	820,000	—
Prepaid marketing and advertising expenses	298,966	543,964
Tax recoverable	11,322	53,963
Loans to a third party(c)	—	500,000
Others	359,932	244,838
	$4,795,814	$1,962,048
Other non-current assets
Long-term deposits (d)	732,767	756,154
Others	—	21,781
	$732,767	$777,935

(a)	The balances represented advances to suppliers for purchase of cosmetics and other beauty products.

(b)	The balance represented advances for financial advisory services, which will be amortized to general and administrative expenses through February 2027.

(c)	As of December 31, 2024, the balance represented loans advanced to one third party. For the six months ended June 30, 2025, the Company fully collected the loans from the third party.

(d)	The long-term deposits represented deposits made to certain marketplaces on which the Company sells cosmetic products. The deposits are repayable upon termination of corporation with the marketplaces. Pursuant to the agreements with marketplaces, the corporation terms were generally ranged between two and three years.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net from continuing operations consisted of the following:

	June 30, 2025	December 31, 2024

Vehicles	$361,935	$355,204
Office equipment	225,715	217,093
Leasehold improvement	113,739	111,624
Less: accumulated depreciation	(580,813)	(544,738)
	$120,576	$139,183

Depreciation expense was $25,439 and $66,901 for the six months ended June 30, 2025 and 2024, respectively.

6. OPERATING LEASE

As of June 30, 2025, the Company leases office spaces in the PRC under non-cancelable operating leases, with terms of 48 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the leases do not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of the incremental borrowing rate.

For operating leases that include rent holidays and rent escalation clauses, the Company recognizes lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property. The Company records the straight-line lease expense and any contingent rent, if applicable, in general and administrative expenses on the condensed consolidated statements of operations and comprehensive income (loss). The corporate office lease also requires the Company to pay real estate taxes, common area maintenance costs and other occupancy costs which are included in the general and administrative expenses on the condensed consolidated statements of operations and comprehensive income (loss).

The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6. OPERATING LEASE (cont.)

The table below presents the operating lease related assets and liabilities recorded on the condensed consolidated balance sheets.

	June 30, 2025	December 31, 2024

Right of use assets	$6,882	$13,599

Operating lease liabilities, current	$2,362	$9,163

Total operating lease liabilities	$2,362	$9,163

Other information about the Company’s leases is as follows:

	For the Six Months Ended June 30,
	2025	2024
Operating cash flows used in operating leases	$12,558	$12,120
Weighted average remaining lease term (years)	0.54	0.60
Weighted average discount rate	4.75%	4.75%

For the six months ended June 30, 2025 and 2024, operating lease expenses were $12,558 and $12,120, respectively.

7. SHORT-TERM LOANS

	June 30, 2025	December 31, 2024

Short-term loans from financial institutions other than banks (a)	$2,298,396	$—
Short-term loans from banks (b)	6,787,288	7,972,764
	$9,085,684	$7,972,764

(a)	During the six months ended June 30, 2025, the Company entered into loan agreements with one financial institution, pursuant to which the Company borrowed approximately $3.0 million from the financial institution with maturity dates through June 2026. The borrowings bore interest rates of 9% per annum. For the six months ended June 30, 2025, the Company repaid borrowings of $0.7 million to the financial institution.

(b)	During the six months ended June 30, 2025 and 2024, the Company borrowed $11.4 million and $18.9 million from a bank, respectively, with maturity dates due through August 2025. In August 2025, the maturity dates were extended to August 2026 under the same terms. The borrowings bore interest rates ranging between 3.5% and 7.0% per annum. For the six months ended June 30, 2025 and 2024, the Company repaid borrowings of $12.5 million and $18.7 million, respectively. The short-term loans were pledged by the accounts receivables due from customers.

During the six months ended June 30, 2024, the Company entered into loan agreements with another bank. Pursuant to the loan agreements, the Company borrowed $4.9 million from the bank. In May 2025, the maturity dates were extended to February 2026 under the same terms. The borrowings bore interest rates ranging between 5.8% and 6.1% per annum. For the six months ended June 30, 2024, the Company did not repay the borrowings. For the six months ended June 30, 2025, the Company did not borrow from or repay to the bank.

For the six months ended June 30, 2025 and 2024, the weighted average interest rate for the short-term loans were 4.4% and 6.3%, respectively.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. LONG-TERM BORROWINGS

On March 22, 2024, the Company entered into a Loan Agreement (the “Loan Agreement”) with High West Capital Partners, LLC (the “Lender”), pursuant to which the Lender agrees to lend to the Company (the “Loan”) amounts to be paid in four tranches. The amount of each tranche of the Loan is adjusted depending on the trading price of the Company’s Class B Ordinary Shares. The first tranche, extended on March 28, 2024, provides the Company with loan proceeds of approximately $588,888; the second tranche, extended on April 9, 2024, provides the Company with loan proceeds of approximately $681,828; the third and final tranche, extended on April 18, 2024, provides the Company with loan proceeds of approximately $909,978. Each tranche of the Loan has a maturity of five years from the date the tranche is extended. Interest of 5.05% per annum shall be paid by the Company to the Lender in semi-annual installments. As of June 30, 2025 and December 31, 2024, the Company had long-term borrowings of approximately $2,180,694.

9. INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Singapore

The Company is subject to corporate income tax for its business operation in Singapore. Tax on corporate income is imposed at a flat rate of 17%.

Hong Kong

Ableview Brands, Ableview Management, and Able View are incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong.

PRC

Weitong, Beijing Jingyuan, Shanghai Jinglu, Shanghai Jingnan, and CSS Shanghai are subject to PRC Corporate Income Tax (“CIT”) on the taxable income in accordance with the relevant PRC income tax laws. Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%.

Beijing Jingyuan, Shanghai Jingnan, CSS Shanghai are qualified as small and micro-sized enterprises (“SMEs”) in the year ended December 31, 2023. In accordance with the implementation rules of EIT Law, SMEs are entitled to a 75% reduction on the EIT rate of 20% for the first RMB3,000,000 taxable income, and no reduction for the remaining taxable income for the six months ended June 30, 2025 and 2024.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. INCOME TAXES (cont.)

PRC (cont.)

The components of the (loss) income before income taxes are as follows:

	For the Six Months Ended June 30,
	2025	2024
PRC subsidiaries	$5,567,597	$1,760,641
Hong Kong and Cayman subsidiaries	(4,070,656)	(1,489,911)
Singapore subsidiary	(127,131)	7,471
	$1,369,810	$278,201

For the six months ended June 30, 2025 and 2024, the income tax (expenses) benefits were comprised of the following:

	For the Six Months Ended June 30,
	2025	2024
Current income tax expense	$(543,641)	$(97,184)
Deferred income tax (expenses) benefits	(993,625)	736,087
	$(1,537,266)	$638,903

The deferred tax benefits for the six months ended June 30, 2025 was caused by the true up of prior year net operating losses as the Company reconciled its net operating losses with annual tax return and provision of inventory write-down against inventories purchased from Shanghai Jingyue.

Deferred tax assets and deferred tax liabilities as of June 30, 2025 and December 31, 2024 consist of the following:

	June 30, 2025	December 31, 2024
Deferred tax assets:
Net operating losses carryforwards	$224,340	$2,007,724
Impairment of inventories	1,004,394	214,619
Operating lease liabilities	118	458
Total deferred tax assets, gross	1,228,852	2,222,801
Deferred tax liabilities
Operating lease right-of-use assets	$(1,011)	$(1,334)
Total deferred tax assets, net of deferred tax liabilities	$1,227,841	$2,221,467

Total net operating losses (NOLs) carryforwards of the Company’s subsidiaries in mainland China is $381,278 as of June 30, 2025. As of June 30, 2025, net operating loss carryforwards from PRC will expire in calendar years 2026 through 2030, if not utilized. The NOLs carryforwards of the Group’s subsidiary in Hong Kong are $1,091,045 as of June 30, 2025, which can be carried forward without an expiration date. The NOLs carryforwards of the Group’s subsidiary in Singapore are $149,381 as of June 30, 2025, which can be carried forward without an expiration date.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. INCOME TAXES (cont.)

PRC (cont.)

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in the condensed statements of operations and comprehensive income (loss). The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. In the six months ended June 30, 2025, the Company assessed that it would be able to generate sufficient operating profits within the next five years and concluded that it was more likely than not that all the entities would have sufficient taxable income to realize the deferred tax assets in the future. As of June 30, 2025, no valuation allowance was provided against deferred tax assets arising from net operation losses carry forwards. The Company operates its business through its subsidiaries. The Company does not file consolidated tax returns, therefore, losses from individual subsidiaries may not be used to offset other subsidiaries’ earnings within the Company. Valuation allowance is considered on each individual subsidiary basis.

Uncertain tax positions

In October 2024, Able View Brands (“Brands”) received a comment letter from Hong Kong IRS regarding certain deductible expenses claimed in its annual tax return for the year of 2023. Such expenses were related to intra-group services provided to Brands by certain PRC subsidiaries. Brands sent a response letter to provide supporting evidence to Hong Kong IRS in January 2025. In the six months ended June 30, 2025, The Hong Kong IRS completed review and approved the deduction of the aforementioned expenses.

As of June 30, 2025, the tax years ended December 31, 2020 through 2024 for the Company’s subsidiaries in the PRC are generally subject to examination by the PRC tax authorities. The tax years ended December 31, 2022 through December 31, 2024 for the Company’s subsidiary in the Singapore is generally subject to examination by the Singapore tax authorities. The tax years ended December 31, 2019 through 2024 for the Company’s subsidiaries in Hong Kong are generally subject to examination by the Hong Kong tax authorities.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. EQUITY

Ordinary shares

For the six months ended June 30, 2025 and 2024, the Company did not issue ordinary shares.

As of June 30, 2025 and December 31, 2024, the Company had 24,871,433 Class A Ordinary Shares and 24,518,489 Class B Ordinary Shares issued and outstanding.

Declaration of dividends

For the six months ended June 30, 2025 and 2024, the Company did not declare dividends. For the six months ended June 30, 2025 and 2024, the Company paid dividends of $57,753 and $57,552, respectively, in the form of purchasing insurance policies, to three shareholders. For the six months ended June 30, 2025, the Company also settled dividends payable of $9,988,060 and $4,567,520 against balances due from related parties of discontinued operations and due from related parties of continuing operations, respectively. As of June 30, 2025, the Company recorded dividends payable of $1,175,018 due to related parties (Note 12).

As of June 30, 2025 and December 31, 2024, the Company had declared but unpaid dividends of $1,175,018 and $15,788,003, respectively, to shareholders whose holding of beneficiary shares exceeded 5% (Note 12). For the six months ended June 30, 2025, the Company did not make payments to shareholders whose holding of beneficiary shares was below 5%. As of December 31, 2024, the Company had declared but unpaid dividends of $1,011,326 to shareholders whose holding of beneficiary shares was below 5%.

According to PRC laws and regulations, after-tax profit can be distributed after a portion of net income has been set aside to fund certain reserve funds. The board of directors will have the discretion to declare and pay dividends in the future, subject to applicable PRC regulations and Hong Kong regulations and restrictions. Payment of dividends in the future will depend upon the Company’s earnings, capital requirements, and other factors, which its board of directors may deem relevant.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. EQUITY (cont.)

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes. The results of income reflected in the accompanying condensed consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries. The Company is required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

The statutory reserve is required to set aside annually. Accordingly, the Company’s PRC profit generating subsidiaries did not set aside statutory reserve funds or the six months ended June 30, 2025 and 2024.

As of June 30, 2025 and December 31, 2024, the Company had net restricted assets of $156,388 and $155,881, which represented paid-in capital and statutory reserves that are included in the Company’s consolidated net assets.

Warrants issued in connection with settlement of convertible notes

In connection with issuance of convertible notes closed in November 2024, on November 25, 2024, the Company issued an aggregation of 7,751,939 Class B Ordinary Shares and 7,751,939 Conversion Warrants to three Purchasers at conversion price of $0.645 per share to settle the convertible notes.

The Conversion may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Conversion. The Conversion Warrants will expire one year from the issuance of the Conversion Warrants. The Conversion Warrants may be exercised on a cashless basis. The exercise price and number of Class B Ordinary Shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a subdivision, reclassification and reorganization, spinoffs. However, the warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price.

As the Conversion Warrants meet the criteria for equity classification under ASC 815, therefore, the Conversion Warrants are classified as equity. On November 4, 2024, the fair value of the Conversion Warrants is estimated at fair value of approximately $3,232,000 using Black-Scholes model, and the Company allocated proceeds of $1,306,000 to the Conversion Warrants using relative fair value method. The key factors in estimating the fair value of warrant were as follow:

As of November 4, 2024
Risk-free rate of return	4.29%
Estimated volatility rate	94.67%
Dividend yield	0%
Spot price of underling ordinary share	$0.92
Exercise price	$0.68
Fair value of warrant	$3,232,000

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. EQUITY (cont.)

Public Warrants

Pursuant to HMAC’s initial public offering on August 10, 2022, HMAC sold 6,900,000 units (the “Public Units”). Each Public Unit consists of one ordinary share (“Public Share”), one redeemable warrant (“Public Warrant”) and one right (“Public Right”) to receive one-tenth (1/10) of one ordinary share. Each Public Right entitles the holder to receive one-tenth (1/10) of one ordinary share upon consummation of the business combination.

Each holder of a warrant is entitled to purchase one ordinary share at an exercise price of $11.50. Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will expire five years from the consummation of a business combination or earlier upon redemption or liquidation.

The Public Warrants became exercisable after the consummation of a business combination between the Company and HMAC on August 17, 2023. No Public Warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to such ordinary shares.

The Company may call the warrants for redemption, in whole and not in part, at a price of $0.01 per warrant:

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder,

●	if, and only if, the reported last sale price of the ordinary share equals or exceeds $18 per share, for any 20 trading days within a 30 trading days period ending on the third trading day prior to the notice of redemption to Public Warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the issuance of the ordinary share underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company calls the warrants for redemption, management will have the option to require all holders that wish to exercise the warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants.

As the Public Warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the warrants are classified as equity. As of June 30, 2025 and December 31, 2024, the Company had 6,900,000 Public Warrants to purchase 6,900,000 Class B Ordinary Shares.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. EQUITY (cont.)

Private Warrants

Simultaneously with the closing of the initial public offering of HMAC, HMAC also sold 341,500 Private Placement Units in a private placement. Each Private Placement Unit consists of one ordinary share (“private placement share”), one redeemable warrant (“Private Warrant”) and one right (“Private Right”) to receive one-tenth (1/10) of one ordinary share. Each Private Warrant entitles the holder to purchase one ordinary share at an exercise price of $11.50 per whole share. Each Private Right entitles the holder to receive one-tenth (1/10) of one ordinary share upon consummation of the business combination.

The Private Placement Units are identical to the Public Units being sold in the initial public offering of HMAC except that Private Placement Units will not be transferable, assignable or saleable until 30 days after the completion of the business combination and will be entitled to registration rights.

As the Private Warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the warrants are classified as equity. As of June 30, 2025 and December 31, 2024, the Company had 341,500 Private Warrants to purchase 341,500 Class B Ordinary Shares.

Public Rights and Private Rights

Each holder of a public right and private right will automatically receive one-tenth (1/10) of an ordinary share upon consummation of a business combination, even if the holder of a public right converted all ordinary shares held by him, her or it in connection with a business combination or an amendment to the Company’s Amended and Restated Memorandum and Articles of Association with respect to its pre-business combination activities. Upon the closing of the business combination of the Company and HMAC, the Company issued 690,000 Class B Ordinary Shares and 34,150 Class B Ordinary Shares in connection with an exchange of public rights and private rights, respectively. The Company recorded the issuance of Class B Ordinary Shares at par value with corresponding account charged to additional paid-in capital.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. EARNINGS (LOSS) PER SHARE

For the six months ended June 30, 2025, the outstanding warrants, including 7,751,939 Conversion Warrants, 6,900,000 Public Warrants and 341,500 Private Warrants, were excluded from the calculation of diluted net earnings per ordinary share. For the six months ended June 30, 2024, the outstanding warrants, including 6,900,000 Public Warrants and 341,500 Private Warrants, were excluded from the calculation of diluted net earnings per ordinary share.

The inclusion of these outstanding warrants would have been anti-dilutive for the periods prescribed. For the six months ended June 30, 2024, the earnout shares were excluded from the calculation of diluted net earnings per ordinary share, as the Company did not meet the performance target. The earnout shares are related to the Business Combination between the Company and HMAC. The Company is obliged to make earn out payments to the management of the Company if certain performance targets were met.

Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared. The (loss) earnings per Class A ordinary shares and (loss) earnings per Class B ordinary shares are the same. The following table sets forth the computation of basic and diluted (loss) earnings per share for the six months ended June 30, 2025 and 2024:

	For the Six Months Ended June 30,
	2025	2024
Net (loss) income from continuing operations	$(167,456)	$917,104

Net income (loss) from discontinued operations	$3,587,371	$(7,252,983)

Net income (loss)	$3,419,915	$(6,335,879)

(Loss) earnings per share from continuing operations – basic and diluted	$(0.00)	$0.02
Earnings (loss) per share from discontinued operations – basic and diluted	$0.07	$(0.17)
Earnings (loss) per share – basic and diluted	$0.07	$(0.15)

Weighted average shares – basic and diluted	49,389,922	41,755,549

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. RELATED PARTY TRANSACTIONS AND BALANCES

1) Nature of relationships with related parties

The table below sets forth the major related parties and their relationships with the Company, with which the Company entered into transactions during six months ended June 30, 2025 and 2024, or recorded balances as of June 30, 2025 and December 31, 2024.

Name	Relationship with the Company
Mr. Zhu Jian	Chief Executive Officer, Director and Shareholder of the Company
Mr. Wang Jun	Chief Executive Officer of Weitong and Shareholder of the Company
Mr. Tang Jing	Chief Financial Officer and Shareholder of the Company
Mr. Tang Yuhua	An immediate family member of Mr. Tang Jing
Mr. Wang Jixiang	An immediate family member of Mr. Wang Jun
Scenery Investing Company Limited (“Scenery”)	Wholly owned by Mr. Tang Jing
Skinist Global Company Limited (“Skinist Global”)	Company controlled by Mr. Wang Jun
Shanghai Yingtian Financial Information Service Co., Ltd. (“Ying Tian”)	Company controlled by Mr. Zhu Jian and Mr. Tang Jing
Hong Kong Mimosa Industry (“HK Mimosa”)	Company controlled by Mr. Wang Jixiang
Shanghai Jingrong Information Co., Ltd. (“Jingrong”)	Company controlled by the spouse of Mr. Tang Jing
Shanghai Youshan Corporate Consulting Co., Ltd. (“Youshan”)	Company controlled by Ms. Mu Xuemei, the director of the Company
Shanghai Jing Yu Enterprise Investment Management Co., Ltd. (“Jing Yu”)	Company controlled by Mr. Wang Jun.
Shanghai Jing Neng Enterprise Co., Ltd. (“Jing Neng”)	Company controlled by Mr. Wang Jun.
Shanghai Jiantong Trade Center (“Jian Tong”)	Company controlled by Mr. Wang Jun
Shanghai Shilin Advertising Co., Ltd. (“Shi Lin”)	Company controlled by Ms. Pan Yue, a supervisor of Weitong, a subsidiary of the Company
Shanghai Tengxin Advertising Co., Ltd. (“Teng Xin”)	Company controlled by Ms. Pan Yue, a supervisor of Weitong, a subsidiary of the Company
Shanghai Zhimeisi Beauty Technology Co., Ltd (“Zhi Mei Si”)	Company over which Mr. Zhu Jian owns 20% equity interest and exercises significant influence
Shanghai Libo Medical Beauty Clinic Co., Ltd (“Li Bo”)	Controlled by Zhi Mei Si and ceased to be a related party of the Company in 2025 as it was disposed of by Zhi Mei Si

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

2) Transactions with related parties

	For the Six Months Ended June 30,
	2025	2024
Sales of products
Skinist Global	$—	$77,193

Purchase of products
Youshan	$866,846	$—

Purchase of consulting services
Jingrong	$98,666	$—

Payment of dividends
Mr. Zhu Jian	$19,251	$19,184
Mr. Wang Jun	19,251	19,184
Mr. Tang Jing	19,251	19,184
Payment of dividends	$57,753	$57,552

Borrowings from (Repayment of Borrowings to) related parties

	For the Six Months Ended June 30,
	2025		2024
	Borrowings	Repayment	Borrowings	Repayment
Li Bo	$896,230	$(326,366)	$442,134	$(442,134)
Youshan	500,510	(740,424)	—	—
Skinist Global	57,628	(141,241)	1,497,796	(3,093,916)
Ying Tian	—	(4,009,597)	—	(4,129,493)
Teng Xin	—	(196,868)	1,386,001	(1,459,464)
Shi Lin	—	—	1,335,008	—
Zhi Mei Si	—	(3,861)	575,191	(575,191)
Skinist Shanghai	—	—	54,053	(54,053)
Jian Tong	—	—	—	(2,663,247)
Jing Yu		(275,763)	—	—
Jing Neng		(137,882)	—	—
Scenery		(2,000)	—	—
Mr. Tang Jing	1,296,087	—	20,641	(72,706)
Mr. Wang Jixiang	275,763	(468,796)	—	(237,933)
Mr. Wang Jun	—	—	20,641	(39,041)
Mr. Zhu Jian	—	(144,279)	18,968	(66,888)
Mr. Tang Yuhua	—	—	—	(76,133)
	$3,026,218	$(6,447,077)	$5,350,433	$(12,910,199)

(1)	During the six months ended June 30, 2025 and 2024, the Company borrowed $3,026,218 and $5,350,433 from these related parties, respectively. The borrowings were interest free, and outstanding loans are repayable within twelve months from borrowings.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

3) Balances with related parties

As of June 30, 2025 and December 31, 2024, the balances with related parties were as follows:

— Due from related parties

	June 30, 2025	December 31, 2024
Accounts receivable
Mimosa HK	$—	$1,088,558

— Due to related parties, current

	June 30, 2025	December 31, 2024
Accounts payable
Jingrong	$99,892	$—
Youshan	—	101,658
	$99,892	$101,658

— Due to related parties, non-current

	June 30, 2025	December 31, 2024
Dividends payable(1)
Mr. Zhu Jian	$—	$6,931,768
Healthy Great	—	5,008,185
Mr. Wang Jun	176,003	1,307,479
Smartest Star	—	1,118,061
Mr. Tang Jing	999,015	990,274
Scenery	—	432,236
	1,175,018	15,788,003
Other payable(2)
Mr. Wang Jixiang	38,088	229,180
Mr. Tang Jing	190,299	—
	228,387	229,180
Total	$1,403,405	$16,017,183

(1)	As of December 31, 2024, the dividend payable due to shareholders were extended to July 2026. The Company recorded the dividends payable as non-current liabilities. For the six months ended June 30, 2025, the Company also settled dividends payable of $9,988,060 and $4,567,520 against balances due from related parties of discontinued operations and due from related parties of continuing operations, respectively. As of June 30, 2025, the Company had dividends payable of $1,175,018 due to related parties.

(2)	As of June 30, 2025 and December 31, 2024, the other payables represented operating expenses paid by the related parties. The balances were interest free and repayable in July 2026. The Company classified the balance to “due to related parties, non-current”.

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. CONCENTRATION

Customer concentration

For the six months ended June 30, 2025 and 2024, the following customers contributed revenues that were over 10% of total net revenues for the relevant periods.

	For the Six Months Ended June 30,
	2025	2024
Customer A	25%	*
Customer B	22%	31%
Customer C	14%	*
Customer D	10%	*
Customer E	*	16%

As of June 30, 2025 and December 31, 2024, accounts receivable due from the following customers were over 10% of consolidated accounts receivable.

	June 30, 2025	December 31, 2024
Customer A	46%	38%
Customer F	20%	11%
Customer B	11%	26%
Customer D	*	11%

As of June 30, 2025 and December 31, 2024, contract liabilities from the following customers were over 10% of consolidated contract liabilities.

	June 30, 2025	December 31, 2024
Customer E	99%	*
Customer G	*	37%
Customer H	*	17%

ABLE VIEW GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. CONCENTRATION (cont.)

Vendor concentration

For the six months ended June 30, 2025 and 2024, the Company purchased products from the following vendors who charged over 10% of total purchase for the relevant period, which include both brand partners and product distributors who distribute products from certain brands to us.

	For the Six Months Ended June 30,
	2025	2024
Vendor A	35%	43%
Vendor B	22%	25%

As of June 30, 2025 and December 31, 2024, accounts payable due to the following vendors were over 10% of consolidated accounts payable:

	June 30, 2025	December 31, 2024
Vendor C	36%	42%
Vendor D	33%	29%
Vendor E	17%	15%

*	Less than 10%

14. COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. As of June 30, 2025 and December 31, 2024, although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of income or liquidity.

15. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date of issuance of the condensed consolidated financial statements, and the management determined that other than those that have been disclosed in the condensed consolidated financial statements and subsequent events disclosed above, no subsequent events that require recognition and disclosure in the condensed consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Able View Global Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Able View Global Inc. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2019

Beijing, China April 23, 2025, except for the effects of the retrospective presentation for discontinued operations described in Note 18, as to which the date is March 19, 2026.

BEIJING OFFICE ● Units 4606-4609 ● China World Tower B ● No. 1 Jian Guo Men Wai Avenue ● Chaoyang District, Beijing ● 100020

Phone 8610.8518.7992 ● Fax 8610.8518.7993 ● www.marcumasia.cn

ABLE VIEW GLOBAL INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2024 and 2023
(Expressed in U.S. dollar, except for share and per share data, unless otherwise noted)

	December 31, 2024	December 31, 2023
ASSETS
Current Assets
Cash and cash equivalents	$15,191,995	$11,474,899
Accounts receivable	15,012,273	11,805,918
Accounts receivable – related party	1,088,558	—
Prepayments and other current assets	1,962,048	3,199,810
Amount due from related parties	—	14,086
Inventories	6,349,620	15,074,457
Assets of discontinued operations, current	668,458	6,965,955
Total Current Assets	40,272,962	48,535,125

Non-current Assets
Property and equipment, net	139,183	244,904
Right of use assets, net	13,599	22,050
Deferred tax assets	2,221,467	2,311,632
Other non-current assets	777,935	754,088
Assets of discontinued operations, non-current	4,204,879	3,038,896
Total Non-current Assets	7,357,063	6,371,570

Total Assets	$47,630,015	$54,906,695

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term loans	$7,972,764	$2,602,825
Accounts payable	2,475,273	3,584,374
Advance from customers	187,913	235,494
Income tax payable	2,024,460	4,206,158
Lease liabilities, current	9,163	14,743
Other payable and accrued expenses	2,696,107	1,364,206
Amount due to related parties	101,658	—
Liabilities of discontinued operations, current	1,949,380	3,645,153
Total Current Liabilities	17,416,718	15,652,953

Amount due to related parties, non-current	16,017,183	19,992,560
Long-term borrowings	2,180,694	—
Deferred tax liabilities	—	3,389
Liabilities of discontinued operations, non-current	4,924,205	7,842,214
Total Non-current Liabilities	23,122,082	27,838,163
Total Liabilities	40,538,800	43,491,116

Commitments and Contingencies

Shareholders’ Equity
Class A Ordinary Shares ($0.0001 par value, 100,000,000 shares authorized; 24,871,433 shares and 24,871,433 shares issued and outstanding at December 31, 2024 and 2023, respectively)*	2,487	2,487
Class B Ordinary Shares ($0.0001 par value, 500,000,000 shares authorized; 24,518,489 shares and 17,247,383 shares issued and outstanding at December 31, 2024 and 2023, respectively)*	2,452	1,725
Additional paid-in capital	4,889,368	1,755,595
Statutory reserve	158,027	158,027
Retained earnings	2,042,805	9,462,217
Accumulated other comprehensive (loss) income	(3,924)	35,528
Total Shareholders’ Equity	7,091,215	11,415,579

Total Liabilities and Shareholders’ Equity	$47,630,015	$54,906,695

*	Shares are presented on a retroactive basis to reflect the reverse recapitalization. (Note 1)

The accompanying notes are an integral part of the consolidated financial statements

ABLE VIEW GLOBAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
For the Years Ended December 31, 2024, 2023 and 2022
(Expressed in U.S. dollar, except for share and per share data, unless otherwise noted)

	For the Years Ended December 31,
	2024	2023	2022
Revenues
- Third parties	$124,603,580	$129,107,132	$134,139,930
- Related parties	2,158,734	169,344	2,117,685
Total revenue	126,762,314	129,276,476	136,257,615

Cost of revenue
- Third parties	(110,103,133)	(98,805,866)	(104,660,344)
- Related parties	(2,156,885)	(150,437)	(2,093,584)
Total cost of revenue	(112,260,018)	(98,956,303)	(106,753,928)

Gross profit	14,502,296	30,320,173	29,503,687

Operating expenses
Selling and marketing expenses	(11,009,570)	(13,258,852)	(15,256,608)
General and administrative expenses	(3,698,769)	(5,726,932)	(3,545,708)
Total operating expenses	(14,708,339)	(18,985,784)	(18,802,316)

(Loss) income from operations	(206,043)	11,334,389	10,701,371

Other income (expenses), net
Interest expenses, net	(405,599)	(834,162)	(615,166)
Other income	98,929	52,156	356,159
Foreign currency exchange loss	(393,622)	(843,319)	(508,845)
Total other expenses, net	(700,292)	(1,625,325)	(767,852)

(Loss) income before income taxes	(906,335)	9,709,064	9,933,519

Income tax expenses	(240,231)	(301,898)	(2,607,925)

Net (loss) income from continuing operations	(1,146,566)	9,407,166	7,325,594

Discontinued operations:
(Loss) income before income taxes from operations of discontinued operation	(8,685,904)	1,981,834	(560,683)
Income tax benefits (expenses)	2,413,058	(1,638,954)	1,138,700
Net (loss) income from discontinued operations	(6,272,846)	342,880	578,017

Net (loss) income	(7,419,412)	9,750,046	7,903,611
Accretion of convertible redeemable preferred shares	—	(160,000)	(135,781)
Net income attributable to Able View Global Inc’s preferred shareholders	—	(148,701)	(120,446)
Net (loss) income attributable to Able View Global Inc’s ordinary shareholders	$(7,419,412)	$9,441,345	$7,647,384
Net (loss) income from continuing operations attributable to Able View Global Inc’s ordinary shareholders	$(1,146,566)	$9,098,465	$7,069,367
Net (loss) income from discontinued operations attributable to Able View Global Inc’s ordinary shareholders	$(6,272,846)	$342,880	$578,017

Net (loss) income	$(7,419,412)	$9,750,046	$7,903,611

Other comprehensive (expenses) income
Foreign currency translation adjustment	(39,452)	39,671	287,598
Comprehensive (loss) income	(7,458,864)	9,789,717	8,191,209

Accretion of convertible redeemable preferred shares	—	(160,000)	(135,781)
Net income attributable to Able View Global Inc’s preferred shareholders	—	(148,701)	(120,446)
Comprehensive (loss) income attributable to Able View Global Inc’s ordinary shareholders	$(7,458,864)	$9,481,016	$7,934,982
(Loss) earnings per share from continuing operations – basic and diluted	$(0.03)	$0.23	$0.18
(Loss) earnings per share from discontinued operations – basic and diluted	(0.14)	$0.01	$0.02
(Loss) earnings per share – basic and diluted*	$(0.17)	$0.24	$0.20

Dividends per share – basic and diluted*	$—	$—	$0.43

Weighted average shares – basic and diluted*	42,564,831	39,454,997	37,732,310

*	Shares and per share data are presented on a retroactive basis to reflect the reverse recapitalization. (Note 1)

The accompanying notes are an integral part of the consolidated financial statements

ABLE VIEW GLOBAL INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2024, 2023 and 2022
(Expressed in U.S. dollar, except for share and per share data, unless otherwise noted)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional			Accumulated other comprehensive	Total
	Number of share*	Amount	Number of share*	Amount	paid-in capital	Statutory reserve	Retained earnings	Income (loss)	Shareholders’ equity
Balance as of December 31, 2021	24,871,433	$2,487	12,860,877	$1,287	$865,761	—	$8,455,252	$(291,741)	$9,033,046
Capital contribution from shareholders	—	—	—	—	1,500,000	—	—	—	1,500,000
Declaration of dividends	—	—	—	—	—	—	(16,192,884)	—	(16,192,884)
Appropriation of statutory reserve	—	—	—	—	—	22,658	(22,658)	—	—
Accretion of convertible redeemable preferred shares	—	—	—	—	—	—	(135,781)	—	(135,781)
Net income	—	—	—	—	—	—	7,903,611	—	7,903,611
Foreign currency translation adjustments	—	—	—	—	—	—	—	287,598	287,598
Balance as of December 31, 2022	24,871,433	$2,487	12,860,877	$1,287	$2,365,761	22,658	$7,540	$(4,143)	$2,395,590
Reverse recapitalization	—	—	2,923,999	292	(472,923)	—	—	—	(472,631)
Disposal of a subsidiary	—	—	—	—	472,631	—	—	—	472,631
Capitalization of offering costs pursuant to reverse recapitalization	—	—	—	—	(3,472,759)	—	—	—	(3,472,759)
Issuance of Class B ordinary shares pursuant to conversion of Series A convertible redeemable preferred shares	—	—	582,924	58	3,295,723	—	—	—	3,295,781
Issuance of Class B ordinary shares to a financial advisor (Note 11)	—	—	1,120,000	112	(112)	—	—	—	—
Repurchase and cancellation of Class B ordinary shares (Note 11)	—	—	(240,417)	(24)	(432,726)	—	—	—	(432,750)
Appropriation of statutory reserve	—	—	—	—	—	135,369	(135,369)	—	—
Accretion of convertible redeemable preferred shares	—	—	—	—	—	—	(160,000)	—	(160,000)
Net income	—	—	—	—	—	—	9,750,046	—	9,750,046
Foreign currency translation adjustments	—	—	—	—	—	—	—	39,671	39,671
Balance as of December 31, 2023	24,871,433	$2,487	17,247,383	$1,725	$1,755,595	$158,027	$9,462,217	$35,528	$11,415,579
Issuance of Class B ordinary shares pursuant to conversion of convertible notes	—	—	7,751,939	775	2,693,225	—	—	—	2,694,000
Issuance of warrants pursuant to conversion of convertible notes	—	—	—	—	1,306,000	—	—	—	1,306,000
Repurchase and cancellation of Class B ordinary shares (Note 11)	—	—	(480,833)	(48)	(865,452)	—	—	—	(865,500)
Net loss	—	—	—	—	—	—	(7,419,412)	—	(7,419,412)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(39,452)	(39,452)
Balance as of December 31, 2024	24,871,433	$2,487	24,518,489	$2,452	$4,889,368	$158,027	$2,042,805	$(3,924)	$7,091,215

*	Shares are presented on a retroactive basis to reflect the reverse recapitalization. (Note 1)

The accompanying notes are an integral part of the consolidated financial statements

ABLE VIEW GLOBAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024, 2023 and 2022
(Expressed in U.S. dollar)

	For the Years Ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net (loss) income	$(7,419,412)	$9,750,046	$7,903,611
Less: net (loss) income from discontinued operations	(6,272,846)	342,880	578,017
Net (loss) income from continuing operations	(1,146,566)	9,407,166	7,325,594
Adjustments to reconcile net (loss) income from continuing operations to net cash provided by (used in) operating activities from continuing operations:
Depreciation expenses	105,174	148,187	128,103
Write-down of inventories	1,294,720	11,992	31,202
Deferred income tax expenses (benefits)	77,225	(2,310,995)	529,188
Amortization of right of use assets	21,365	122,429	250,632
Provision of expected credit loss against other receivables	398,150	—	—
Gain from disposal of property and equipment	(30,683)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(3,331,398)	8,164,644	(10,407,423)
Accounts receivable – related parties	(1,334,522)	—	—
Prepayment and other current assets	838,545	(917,102)	4,569,471
Amount due from related parties	—	1,595,999	(1,406,704)
Inventories	7,662,427	1,040,670	(7,182,766)
Other non-current assets	(57,053)	(257,203)	(146,647)
Accounts payable	(1,123,929)	2,899,815	(2,459,230)
Advance from customers	(30,028)	15,088	(1,795,090)
Income tax payable	(2,254,635)	2,132,551	871,252
Lease liabilities	(18,655)	(265,375)	(107,922)
Other payable and accrued expenses	1,430,348	(141,209)	(193,427)
Amount due to related parties, current	287,135	(26,902)	(15,033)
Net cash provided by (used in) operating activities from continuing operations	2,787,620	21,619,755	(10,008,800)
Net cash (used in) provided by operating activities from discontinued operations	(5,032,164)	1,953,575	(2,840,893)
Net cash (used in) provided by operating activities	(2,244,544)	23,573,330	(12,849,693)

Cash flows from investing activities:
Purchase of property and equipment	(65,857)	(66,982)	(153,142)
Loans to third parties	—	(498,882)	—
Advances to related parties	(90,332)	(2,960,203)	(2,610,257)
Collection of advances from related parties	104,418	3,934,672	1,698,618
Net cash (used in) provided by investing activities from continuing operations	(51,771)	408,605	(1,064,781)
Net cash used in investing activities from discontinued operations	(973)	(154,943)	(42,498)
Net cash (used in) provided by investing activities	(52,744)	253,662	(1,107,279)

Cash flows from financing activities:
Proceeds from short-term borrowings	38,287,827	57,958,267	85,538,493
Repayments of short-term borrowings	(32,956,591)	(70,827,958)	(73,220,207)
Borrowings from related parties	8,637,872	3,949,929	10,898,623
Repayment of short-term borrowings to related parties	(12,015,652)	(6,571,994)	(11,500,947)
Proceeds from long-term borrowings	2,180,694	—	—
Payment of offering costs	—	(3,053,192)	(225,376)
Payment to repurchase of Class B ordinary shares	(865,500)	(432,750)	—
Payments of dividends to shareholders	(57,672)	(57,477)	(6,946,154)
Capital contribution from a shareholder	—	—	1,500,000
Proceeds from issuance of convertible notes	4,000,000	—	—
Proceeds from issuance of convertible redeemable preferred shares	—	—	3,000,000
Net cash provided by (used in) financing activities from continuing operations	7,210,978	(19,035,175)	9,044,432
Net cash (used in) provided by financing activities from discontinued operations	(3,169,394)	2,819,153	3,899,635
Net cash provided by (used in) financing activities	4,041,584	(16,216,022)	12,944,067

Effect of exchange rate changes on cash and cash equivalents from continuing operations	285,498	(22,045)	131,490
Effect of exchange rate changes on cash and cash equivalents from discontinued operations	(26,679)	(34,149)	(65,185)
Net increase (decrease) in cash and cash equivalents, including cash and cash equivalents classified to assets of discontinued operations	2,003,115	7,554,776	(946,600

Change in cash and cash equivalents of discontinued operations	(8,229,210)	4,583,636	951,059
Net settlement of balances between discontinued operations and the Company	6,515,229	(3,854,982)	(526,459)
Net change in cash and cash equivalents of discontinued operations	(1,713,981)	728,654	424,600

Change in cash and cash equivalents of discontinued operations	10,232,325	2,971,140	(1,897,659)
Net settlement of balances between discontinued operations and the Company	(6,515,229)	3,854,982	526,459
Net change in cash and cash equivalents of continuing operations	3,717,096	6,826,122	(1,371,200)
Cash and cash equivalents of continuing operations at beginning of year	11,474,899	4,648,777	6,019,977
Cash and cash equivalents of continuing operations at end of year	$15,191,995	$11,474,899	$4,648,777

Supplemental cash flow information
Cash paid for interest expense	$246,796	$848,129	$619,536
Cash paid for income tax	$2,716,065	$483,360	$1,207,485
Cash refunded for income tax	$361,162	$—	$—

Noncash activities
Declared but unpaid dividends	$—	$—	$16,192,884
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$13,403	$109,580	$218,722
Accretion of convertible redeemable preferred shares	$—	$160,000	$135,781
Issuance of Class B ordinary shares to a financial advisor	$—	$6,160,000	$—
Issuance of Class B ordinary shares for conversion of convertible notes	$2,694,000	$—	$—
Due from a third party for disposal of property and equipment	$103,937	$—	$—
Redesignation of dividends payable as amount due to a related party	$—	$—	$6,755,952
Net settlement of balances between discontinued operations and the Company	$5,785,260	$14,469,390	$—
Net settlement of due from discontinued operations with Jingyue’s due from the Company	$6,515,229	$(3,854,982)	$(526,459)

The accompanying notes are an integral part of the consolidated financial statements

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS DESCRIPTION

History of Able View Global Inc. (the “Company” or “Able View Global”)

Able View Global Inc. (“Able View Global”, or the “Company”) was incorporated as a private company under the laws of Cayman Island on October 11, 2022, as a direct wholly owned subsidiary of Able View Inc. (“Ableview Cayman”). Ableview Cayman was incorporated on January 21, 2021 under the laws of the Cayman Islands as an exempted company with limited liability.

Ableview Cayman owns 100% of the equity interests of Ableview Capital Group Ltd (“Ableview BVI”), an entity incorporated under the laws of British Virgin Islands (“BVI”) on February 10, 2021.

On October 11, 2022 and October 12, 2022, Ableview Cayman set up both Able View Global and Able View Corporation Inc. (the “Merger Sub”) under the laws of the Cayman Islands as exempted companies with limited liability. Ableview Cayman owned 100% of the equity interests of Able View Global and Merger Sub.

Ableview BVI owns 100% of the equity interests of Ableview Brands Limited (“Ableview Brands”), Ableview Management Limited (“Ableview Management”), and CSS Cosmetics (Hong Kong) Limited (“CSS HK”), all are business companies incorporated in accordance with the laws and regulations of Hong Kong on February 25, 2021, May 25, 2021 and December 31, 2021, respectively.

On April 1, 2021, November 16, 2022 and March 21, 2023, Ableview Brands established Shanghai Jingyue Trading Co., Ltd. (“Shanghai Jingyue”), Shanghai Jingnan Medicial Appliances Co., Ltd. (“Shanghai Jingnan”), and Zhejiang Jingxiu Trading Co., Ltd. (“Zhejiang Jingxiu”) all of which are wholly owned subsidiaries in China. On December 7, 2022, Ableview Brands also established Healthy Great Pte. Ltd. (“Ableview Singapore”), a wholly owned subsidiary in Singapore. On January 11, 2022, Ableview Management established CSS Cosmetics (Shanghai) Limited (“CSS Shanghai”), a wholly owned subsidiary in China. Jingxiu and CSS were dissolved in December 2023 and December 2024, respectively.

Ableview Management acquired Shanghai Jinglu Trading Co., Ltd. (“Shanghai Jinglu”) and Beijing Jingyuan Trading Co., Ltd. (“Beijing Jingyuan”) from shareholders of Ableview Cayman, and such acquisition was accounted for as acquisition under common control. Shanghai Jinglu and Beijing Jingyuan were set up in China on November 24, 2020 and October 14, 2020, respectively.

Ableview Investment Limited (“Ableview Investment”) was incorporated on October 23, 2019 under the laws of the Cayman Islands as an exempted company with limited liability. The Company commenced operations on November 18, 2015, through its subsidiaries, Able View Enterprise Limited (“Able View”) and its wholly owned subsidiary Shanghai Weitong Trading Co., Ltd. (“Weitong”). Able View is a limited liability company, which was registered and established under the laws of the Hong Kong on November 18, 2015. The PRC operating company, Weitong was incorporated as a PRC entity pursuant to PRC law on May 28, 2015 by two former shareholders. On November 21, 2017, Able View entered into a share transfer agreement with the former shareholders to acquire 100% of the equity interest of Weitong. Pursuant to the share transfer agreement, the closing date was November 21, 2017.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Reorganization of Able View Global

On April 28, 2022, Ableview Cayman entered into an equity transfer agreement with Ableview Investment and the shareholders of Ableview Investment. Pursuant to the equity transfer agreement, each of the shareholders of Ableview Investment transferred to Ableview Cayman their respective equity interests in Ableview Investment (“Equity Transfer”). Because the shareholders of Ableview Cayman and Able View Investment are of the same group, the Equity Transfer was agreed at nil consideration. Upon completion of the Equity Transfer, Ableview Investment became a direct wholly-owned subsidiary of Ableview Cayman.

On April 28, 2022, Ableview Cayman completed the reorganization of entities under common control of its then existing shareholders, who collectively owned 100% of the equity interests of Ableview Investment prior to the reorganization. Ableview Cayman, Ableview BVI, Ableview Brands, and Ableview Management were established as holding companies of Ableview Investment and its subsidiaries, and all of these entities are under common control which results in the consolidation of Ableview Investment and its subsidiaries, which have been accounted for as a reorganization of entities under common control at carrying value.

Ableview Cayman, Ableview BVI, Ableview Brands, Ableview Management and Ableview Investment and its subsidiaries (herein the subsidiaries are collectively referred to as the “Operating Subsidiaries”) are engaged in importing and selling cosmetics and other beauty products to E-commerce platforms and distributor customers.

History of HMAC

Hainan Manaslu Acquisition Corp. (“HMAC”) is a blank check company incorporated as a Cayman Islands exempted company on September 10, 2021, and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The registration statement for HMAC’s Initial Public Offering (“Initial Public Offering”) was declared effective on August 10, 2022.

Reverse recapitalization

On August 17, 2023, Able View Global consummated the transactions contemplated by that certain Business Combination Agreement, dated as of November 21, 2022 (the “Business Combination Agreement”) modified by that certain Waiver Agreement, dated as of June 12, 2023, by and among (i) the Company, (ii) HMAC, (iii) Ableview Cayman, (iv) Merger Sub, and (v) each of the holders of Ableview Cayman’s outstanding shares (collectively, the “Sellers”).

On August 17, 2023, the closing date of the Business Combination (as defined below), pursuant to the Business Combination Agreement, (a) HMAC merged with Merger Sub, with HMAC continuing as the surviving entity in the merger (the “Merger”), as a result of which: (i) HMAC became a wholly-owned subsidiary of the Company and (ii) each issued and outstanding security of HMAC immediately prior to the consummation of the Merger was no longer outstanding and automatically cancelled, in exchange for the right of the holder thereof to receive a substantially equivalent security of the Company, and (b) the Company acquired all of the issued and outstanding shares of Ableview Cayman held by the Sellers in exchange for the Class A Ordinary Shares and Class B Ordinary Shares of the Company (“Business Combination”). As a result of the above transactions, HMAC and Ableview Cayman each became a wholly-owned subsidiary of the Company.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Reverse recapitalization (cont.)

Upon closing of the Business Combination, the Company acquired all of the issued and outstanding securities of Ableview Cayman in exchange for (i) 24,871,433 of the Company’s Class A Ordinary Shares, (ii) 17,487,800 of the Company’s Class B Ordinary Shares, and (iii) earn out payments consisting of up to an additional 1,600,000 of the Company’s Class B Ordinary Shares if the Company’s net revenues for the year ended December 31, 2023 are equal to or in excess of $170 million, and an additional 1,600,000 of the Company’s Class B Ordinary Shares if the Company’s net revenues for the year ended December 31, 2024 are in equal to or in excess of $200 million. For the years ended December 31, 2024 and 2023, the performance condition was not met based on the consolidated statements of operations. As of the date of issuance of the consolidated financial statements, the contingent consideration expired, the contingent consideration expired.

After giving effect to the Business Combination and the issuance of the Class A Ordinary Shares and Class B Ordinary Shares described above, there are 24,871,433 shares of Class A Ordinary Shares issued and outstanding, and 17,487,800 shares of Class B Ordinary Shares issued and outstanding.

Able View Global has also capitalized offering cost of $3,472,759, which was recorded as reduction against additional paid-in capital.

The reverse recapitalization is equivalent to the issuance of securities by the Company for the net monetary assets of HMAC, accompanied by a recapitalization. The Company debited equity for the fair value of the net liabilities of HMAC. In the subsequent financial statements after the Business Combination, the amounts of assets and liabilities for the period before the reverse recapitalization in financial statements, are presented as the Company’s and recognized and measured at their pre-combination carrying amounts.

Disposal of HMAC

On December 18, 2023, HMAC ceased being a subsidiary of the Company as a result of it being disposed to a third party. HMAC was a holding company. The management believed the disposal of HMAC does not represent a strategic shift, in both operating and financing aspects, because it is not changing the way it is running its business. The Company has not shifted the nature of its operations or the major geographic market area. The management believed the deconsolidation of HMAC does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The disposal is not accounted for as discontinued operations in accordance with ASC 205-20. On closing of Business Combination with HMAC, the Company debited equity for the fair value of the net liabilities of HMAC. On disposal of HMAC, the Company credited additional paid-in capital of $472,631 from disposal of HMAC, which represented the difference between the consideration of $nil and HMAC’s net liability as of the disposal date.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

On October 30, 2024, the Company received a notification letter from the Nasdaq Listing Qualifications Department (“Nasdaq”) notifying the Company that it is not in compliance with the minimum bid price requirement from September 18, 2024 through October 29, 2024. As set forth in the Nasdaq Listing Rules 5550(a)(2) (“Nasdaq Listing Rule”), it requires that the closing bid price for the Company’s ordinary shares listed on the Nasdaq be maintained at a minimum of USD$1.00 and failure to meet it for 30 consecutive trading days constitutes a compliance deficiency.

The notification has no immediate effect on the listing of the Company’s ordinary shares on the Nasdaq.

In accordance with the Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of notification, or until April 28, 2025, to regain compliance with the minimum bid price requirement, during which time the Company’s ordinary shares will continue to trade on the Nasdaq Capital Market. If at any time during this 180-day period, or before April 28, 2025, the closing bid price of the Company’s ordinary shares is at least USD$1.00 per share for a minimum of ten consecutive business days, the Nasdaq will provide written notification that the Company has achieved compliance with the minimum bid price requirement. In the event the Company does not regain compliance by April 28, 2025, the Company may be eligible for additional time to regain compliance, if the Company provides written notice of its intention to cure the deficiency during the second compliance period and is in compliance with the continued listing requirement for the market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement. If it appears to the staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, the Nasdaq will provide notice that its securities will be subject to delisting, and the Company may appeal such determination to a hearing panel. In addition, if during the first compliance period, or the second compliance period (if any), the Company’s ordinary shares have a closing bid price of USD$0.10 or less for ten consecutive trading days, the Nasdaq will issue a Staff Delisting Determination under Rule 5810 with respect to the ordinary shares.

The Company intends to monitor the closing bid price of its ordinary shares between through April 28, 2025. In the event the Company is not eligible for additional time to regain compliance with the Nasdaq requirements towards the end of the first compliance period, the Company’s board of directors will consider options that may be available to achieve compliance.

Disposal of Shanghai Jingyue Trading Co., Ltd. (“Shanghai Jingyue”)

On June 27, 2025, the Company disposed of Shanghai Jingyue to a third party (the “Buyer”). The management believed the disposal of Shanghai Jingyue represented a strategic shift, which had a major effect on the Company’s operations and financial results, and was accounted for as discontinued operations in accordance with ASC 205-20.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

All intercompany transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, determinations of the useful lives and valuation of long-lived assets, allowances for credit losses for accounts receivable and other receivables, valuation of deferred tax assets, and other provisions and contingencies.

Foreign currency translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing on the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates on the date of the balance sheet.

The reporting currency of the Company and its subsidiaries is U.S. dollars (“US$”) and the accompanying consolidated financial statements have been expressed in US$.

In general, for consolidation purposes, assets and liabilities of the Company and its subsidiaries whose functional currency is not the US$, are translated into US$, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of the Company and its subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statement of shareholders’ equity.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign currency translation (cont.)

Translation of amounts from HKD, SGD and RMB into US$ has been made at the following exchange rates for the respective periods:

	December 31, 2024	December 31, 2023
HKD exchange rate for balance sheet items, except for equity accounts	7.7677	7.8109
SGD exchange rate for balance sheet items, except for equity accounts	1.3662	1.3193
RMB exchange rate for balance sheet items, except for equity accounts	7.2993	7.0999

	For the Years Ended December 31,
	2024	2023	2022
HKD exchange rate for items in the statements of operations and comprehensive (loss) income, and statements of cash flows	7.8030	7.8292	7.8306
SGD exchange rate for items in the statements of operations and comprehensive (loss) income, and statements of cash flows	1.3363	1.3428	n/a
RMB exchange rate for items in the statements of operations and comprehensive (loss) income, and statements of cash flows	7.1957	7.0809	6.7290

No representation is made that the HKD, SGD and RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

Fair value of financial instruments

The Company’s financial instruments are accounted for at fair value on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of the fair value hierarchy are described below:

Level 1 —	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 —	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 —	inputs to the valuation methodology are unobservable and significant to the fair value.

The Company’s financial instruments approximate their fair values because of the short-term nature of these instruments. Warrants were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy (Note 11).

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits, as well as highly liquid investments, with original maturities of three months or less, which are unrestricted as to withdraw and use.

Accounts receivable

Accounts receivables are recorded at the gross amount less an allowance for any uncollectible accounts and do not bear interest.

On January 1, 2023, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets. The adoption of the guidance had no impact on the allowance for credit losses for accounts receivable.

After the adoption of ASU 2016-13, the management maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of operations and comprehensive (loss) income. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2024 and 2023, the Company determined no allowances for credit losses were necessary for accounts receivable.

Inventories

Inventories, consisting of cosmetics and other beauty products available for sale, are stated at the lower of cost or net realizable value. Cost of inventories is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to damaged goods and slow-moving merchandise, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Company takes ownership, risks and rewards of the products purchased. Write-downs are recorded in cost of revenues in the consolidated statements of operations and comprehensive (loss) income. For the years ended December 31, 2024, 2023 and 2022, the Company had inventory writing-downs of $1,294,720, $11,992 and $31,202 due to damages and slowing moving merchandise.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Property and equipment, net

Property and equipment primarily consist of office equipment, vehicles and leasehold improvements. Office equipment and vehicles are stated at cost less accumulated depreciation less any provision required for impairment in value. Depreciation is computed using the straight-line method with no residual value based on the estimated useful lives as follows:

Office equipment	3 – 5 years
Vehicles	3 – 5 years
Leasehold improvements	Shorter of the remaining lease terms and the estimated 3 years

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the years ended December 31, 2024, 2023 and 2022.

Revenue recognition

The Company adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) on January 1, 2017, using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

In accordance with ASC 606, revenues are recognized when control of the promised products is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products. The Company also evaluates whether it is appropriate to record the gross amount of product sales. When the Company is a principal, and the Company obtains control of the specified goods before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled to in exchange for the specified goods transferred. Revenues are recorded net of value-added taxes.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition (cont.)

Sales of cosmetics and other beauty products

For the years ended December 31, 2024, 2023 and 2022, the Company generated revenues primarily from selling cosmetics and other beauty products. The Company identifies a single performance obligation from contracts which is the sales of cosmetics and other beauty products. The Company recognizes the product revenues on a gross basis as the Company is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods, subject to inventory risks and has the discretion in establishing prices. The Company recognizes revenues at a point in time when the control over the cosmetics and other beauty products are transferred to customers.

The Company recognizes revenues net of return allowances and consideration payable to customers when the products are delivered and control is transferred to customers. For sales with return conditions, the Company reasonably estimates the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized. As of December 31, 2024 and 2023, the Company did not record return allowance because the Company did not expect a significant reversal in the amount of cumulative revenue.

Provision of operation services

The Company also generated revenues from provision of operation services for online stores owned by customers. The operation services cover marketing and promotion of cosmetics products, warehouse management, logistics of products, and customer relationship services. The Company identifies a single performance obligation from contracts. The transaction price is determined by a fixed percentage of sales volume. There were no variable considerations, significant financing components or payments to customers in the agreements with customers. The Company recognizes revenues over time when service is provided. The Company has a right to considerations from the customers in an amount that corresponds directly with the value the Company’s performance completed to date. The Company adopted practical expedient under ASC 606-10-55-18, and recognized revenues from provision of operation services based on amounts invoiced to the customers.

Contract balances

The Company classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Company has transferred services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance or other factors in the contract. As of December 31, 2024 and 2023, the Company did not record contract assets.

The Company capitalizes incremental costs incurred to fulfill contracts that (i) relate directly to the contract, (ii) are expected to generate resources that will be used to satisfy the performance obligation under the contract, and (iii) are expected to be recovered through revenue generated under the contract. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. As of December 31, 2024 and 2023, the Company had no deferred contract costs.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition (cont.)

Contract liabilities are recognized if the Company receives consideration prior to satisfying the performance obligations, which include customer advances and deferred revenue under operation service arrangements. As of December 31, 2024 and 2023, the Company had customer advances of $187,913 and $235,494, respectively. Customer advances of $235,494 and $219,431 as of December 31, 2023 and 2022 were recognized as revenues in the years ended December 31, 2024 and 2023, respectively. The Company expects to recognize the customer advances of $187,913 as of December 31, 2024 in the year ended December 31, 2025

For the years ended December 31, 2024, 2023 and 2022, the Company disaggregate revenue into two revenue streams as the following table:

	For the Years Ended December 31,
	2024	2023	2022
Revenues
Sales of cosmetics and other beauty products	$122,002,947	$124,732,099	$136,008,662
Provision of operation services	4,759,367	4,544,377	248,953
Total revenue	$126,762,314	$129,276,476	$136,257,615

The Company disaggregates revenue by timing of revenues recognition as the following table:

	For the Years Ended December 31,
	2024	2023	2022
Revenues
Goods transferred at a point in time	$122,002,947	$124,732,099	$136,008,662
Services transferred over time	4,759,367	4,544,377	248,953
Total revenue	$126,762,314	$129,276,476	$136,257,615

Cost of revenues

Cost of revenues primarily consists of purchase price of products, inbound shipping charges, write-downs of inventories and labor costs which facilitate operation services. Shipping charges to receive products from the suppliers are included in inventories, and recognized as cost of revenues upon sale of the products to the customers.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and marketing costs, warehouse rental expenses, outbound shipping expenses and payroll and related expenses for employees involved in selling and marketing activities.

Advertising and marketing costs, which consist primarily of online advertising, offline television, movie and outdoor advertising, and incentive programs and branding promotion for the Company’s cosmetics products to attract or retain consumers, are expensed as incurred, and totaled $7,139,172, $6,734,039 and $7,558,666 for the years ended December 31, 2024, 2023 and 2022, respectively.

Outbound shipping, freight and warehouse expenses were in connection with sales of products, and were expensed as incurred. For the years ended December 31, 2024, 2023 and 2022, the Company incurred outbound shipping, freight and warehouse expenses of $2,713,109, $3,054,379 and $3,035,674, respectively.

General and administrative expenses

General and administrative expenses primarily consist of employee related expenses for administrative functions, including accounting, finance, tax, legal and human relations; costs associated with these functions including facilities and equipment depreciation expenses, rental and other general corporate related expenses.

Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $336,507, $473,559 and $358,931 for the years ended December 31, 2024, 2023 and 2022, respectively. In addition to the above government mandated defined contribution plans, the Company has no further obligations to employee benefits.

Value-added tax

The Company is subject to value added tax (“VAT”) and related surcharges on the revenues earned for products sold in the PRC. The applicable rate of value added tax is 13% for sales of cosmetic and other beauty products and 6% for operation services. The related surcharges for revenues derived from sales of products are deducted from gross receipts to arrive at net revenues.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income taxes

The Company accounts for income taxes in accordance with the U.S. GAAP for income taxes. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is more likely than not these items will be utilized against taxable income in the future. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of December 31, 2024, income tax returns for the tax years ended December 31, 2019 through December 31, 2023 remain open for statutory examination.

Operating leases

The Company leases its offices, which are classified as operating leases in accordance with Topic 842. Operating leases are required to record in the balance sheet as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date, and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company elected the short-term lease exemption as the lease terms are 12 months or less.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease.

The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of December 31, 2024.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Comprehensive (loss) income

A comprehensive (loss) income includes net (loss) income and other comprehensive (loss) income arising from foreign currency adjustments. Comprehensive (loss) income is reported in the consolidated statements of (loss) income and comprehensive loss income.

(Loss) earnings per share

In accordance with ASC 260, Earnings Per Share, basic net (loss) earnings per share is computed by dividing net (loss) income attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net (loss) income is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s convertible redeemable preferred shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis.

Diluted net (loss) earnings per share is calculated by dividing net (loss) income attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation in (loss) income periods should their effects be anti-dilutive. The Company had convertible redeemable preferred shares, earnout shares and warrants, which could potentially dilute basic earnings per share. To calculate the number of shares for diluted net (loss) earnings per share, the effect of the convertible redeemable preferred shares is computed using the two-class method or the as-if converted method, whichever is more dilutive. The effect of warrants is computed using treasury stock method.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter with changes in fair value recognized in the statements of operations in the period of change.

Commitments and contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450, the Company records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Chief Executive Officer.

The Company’s CODM relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Company. As a result of the assessment made by CODM, the Company has only one principal reportable segment as defined by ASC 280. The single reportable segment contains sales of cosmetics and other beauty products and provision of operation services. The Company has concluded that consolidated net (loss) income is the measure of segment profitability. The CODM assesses performance for the Company, monitors budget versus actual results, and determines how to allocate resources based on consolidated net (loss) income as reported in the consolidated statements of operations. Within the information provided, the CODM specifically reviews promotion and advertising expenses, which are a significant segment expense, as this represents significant cost affecting the Company’s decision on how to cooperate with different brands. Other operating expenses are reviewed in aggregate.

	For the Years Ended December 31,
	2024	2023	2022
Revenues	$126,762,314	$129,276,476	$136,257,615
Cost of revenues	(112,260,018)	(98,956,303)	(106,753,928)
Promotion and advertising expenses	(7,139,172)	(6,734,039)	(7,558,666)
Other operating expenses	(7,569,167)	(12,251,745)	(11,243,650)
Total other expenses, net	(700,292)	(1,625,325)	(767,852)
Income tax expenses	(240,231)	(301,898)	(2,607,925)
Net (loss) income from continuing operations	$(1,146,566)	$9,407,166	$7,325,594

The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are all located in the PRC (including mainland China and Hong Kong) and substantially all of the Company’s revenues are derived from the PRC (including mainland China and Hong Kong). Therefore, no geographical segments are presented.

Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. In the period that a discontinued operation is classified as held for sale, the assets and liabilities of the discontinued operation are presented separately in asset and liability sections, respectively, of the consolidated balance sheets and prior periods are presented on a comparative basis. In the consolidated statements of operations and comprehensive income (loss), the results from discontinued operations are reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately in the consolidated statements of cash flows.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently adopted accounting standards

In August 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815 – 40), (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. We adopted ASU 2020-06 on January 1, 2024. The adoption of ASU 2020-06 did not have a material impact on our consolidated financial statements and disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic ASC 280) Improvements to Reportable Segment Disclosures (“ASU 2023-07”). The ASU improves reportable segment disclosure requirements, primarily through enhanced disclosure about significant segment expenses. The enhancements under this update require disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, require disclosure of other segment items by reportable segment and a description of the composition of other segment items, require annual disclosures under ASC 280 to be provided in interim periods, clarify use of more than one measure of segment profit or loss by the CODM, require that the title of the CODM be disclosed with an explanation of how the CODM uses the reported measures of segment profit or loss to make decisions, and require that entities with a single reportable segment provide all disclosures required by this update and required under ASC 280. The Company adopted ASU 2023-07 for the annual period ended December 31, 2024. The adoption of this standard did not have a material impact to our results of operations, cash flows or financial condition.

Recently issued accounting standards

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements – Amendments to Remove References to the Concept Statements” (“ASU 2024-02”). ASU 2024-02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas. ASU 2024-02 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the potential impact of adopting this guidance on financial statements requirements and does not expect the adoption to have a material impact.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating the potential impact of adopting this guidance on financial statements requirements and does not expect the adoption to have a material impact.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. The Company is currently evaluating the potential impact of adopting this guidance on financial statements requirements and does not expect the adoption to have a material impact.

The Company does not believe the above referenced recently issued but not yet effective accounting standards, if currently adopted, would have a material impact on its the consolidated financial position, statements of operations and comprehensive (loss) income and cash flows.

Significant risks and uncertainties

1) Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable and amounts due from related parties. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2024, the Company held cash and cash equivalents of $15,191,995, among which $11,936,600 were deposited in financial institutions located in Hong Kong, $3,211,673 were deposited in financial institutions located in Mainland China, and the remaining were deposited in Singapore and the United States. Each bank account in Mainland China is insured by the government authority with the maximum limit of RMB 500,000 (equivalent to approximately $68,500), while the bank accounts in Hong Kong, are not insured. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in the PRC and Hong Kong which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

The risk with respect to accounts receivable and amounts due from related parties is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring processes of outstanding balances.

Most of the Company’s operations are carried out in Hong Kong, while partial of the Company’s business is conducted in mainland China. As mainland China government has exerted more oversight in Hong Kong, the Company’s business, financial condition and results of income may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation among other factors.

2) Foreign currency risk

Substantially all of the Company’s operating activities and the Company’s assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. PREPAYMENTS AND OTHER ASSETS, CURRENT AND NON-CURRENT

Prepayments and other current assets from continuing operations consist of the following:

	December 31, 2024	December 31, 2023
Prepayments and other current assets
Prepayments to suppliers (a)	$619,283	$943,139
Prepaid marketing and advertising expenses (b)	543,964	953,903
Loans to a third party (c)	500,000	500,051
Compensation receivable (d)	—	398,150
Due from suppliers (e)	—	254,597
Tax recoverable	53,963	52,877
Others	244,838	97,093
	$1,962,048	$3,199,810
Other non-current assets
Long-term deposits (f)	756,154	749,508
Others	21,781	4,580
	$777,935	$754,088

For the years ended December 31, 2024 and 2023, the movement of expected credit losses against other receivable from continuing operations is as the following:

	December 31, 2024	December 31, 2023
Opening balance	$—	$—
Provision of expected credit losses	398,150	—
Writing off other receivable	(398,150)	—
Ending balance	$—	$—

(a)	The balances represented advances to suppliers for purchase of cosmetics and other beauty products.

(b)	The balances represented advances for purchase of online advertising services, which was generally amortized to selling and marketing expenses within three months.

(c)	As of December 31, 2024 and 2023, the balance represented loans advanced to one third party.

During the year ended December 31, 2024, the Company did not make loans to or collect loans from third parties, and the movement in the balance was due to change in exchange rates. As the Company had outstanding balances due to the third party, the Company expected to settle the outstanding balance within 12 months.

(d)	As of December 31, 2023, the Company had compensation receivable due from one supplier. The compensation receivable arose from quality issues of cosmetic products, and the supplier agreed to make cash compensation. During the year ended December 31, 2024, the Company wrote off the compensation receivable of $398,150 as it assessed that it was remote to collect the outstanding balance.

(e)	As of December 31, 2023, the balance represented the outstanding advertising service fees due from one supplier. To strengthen the supplier relationship, the Company assists the suppliers with online marketing campaigns to promote their products. The Company prepaid the advertising service fees to media, and charged the media cost from the suppliers. During the year of 2024, the prepaid balance was amortized to zero as the advertising service was completed.

(f)	The long-term deposits represented deposits made to certain marketplaces on which the Company sells cosmetic products. The deposits are repayable upon termination of corporation with the marketplaces. Pursuant to the agreements with marketplaces, the corporation terms were generally ranged between two and three years.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. PROPERTY AND EQUIPMENT, NET

Property and equipment, net from continuing operations consisted of the following:

	December 31, 2024	December 31, 2023
Vehicles	$355,204	$510,385
Office equipment	217,093	223,190
Leasehold improvements	111,624	114,759
Less: accumulated depreciation	(544,738)	(603,430)
	$139,183	$244,904

Depreciation expenses from continuing operations were $105,174, $148,187 and $128,103 for the years ended December 31, 2024, 2023 and 2022, respectively.

5. OPERATING LEASE

As of December 31, 2024, the Company leases office spaces in the PRC under non-cancelable operating leases, with terms ranging between 36 months and 48 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the leases do not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of the incremental borrowing rate.

For operating leases that include rent holidays and rent escalation clauses, the Company recognizes lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property. The Company records the straight-line lease expense and any contingent rent, if applicable, in general and administrative expenses on the consolidated statements of operations and comprehensive (loss) income. The corporate office lease also requires the Company to pay real estate taxes, common area maintenance costs and other occupancy costs which are included in the general and administrative expenses on the consolidated statements of operations and comprehensive (loss) income.

The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

For short-term leases, the Company records operating lease expense in its consolidated statements of operations and comprehensive (loss) income on a straight-line basis over the lease term and record variable lease payments as incurred.

The table below presents the operating lease related assets and liabilities from continuing operations recorded on the consolidated balance sheets.

	December 31, 2024	December 31, 2023
Right of use assets, net	$13,599	$22,050

Operating lease liabilities, current	$9,163	$14,743
Operating lease liabilities, noncurrent	—	—
Total operating lease liabilities	$9,163	$14,743

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. OPERATING LEASE (cont.)

Other information about the Company’s leases from continuing operations is as follows:

	For the Years Ended December 31,
	2024	2023	2022
Operating cash flows used in operating leases	$21,632	$223,606	$119,232
Weighted average remaining lease term (years)	0.60	1.10	0.57
Weighted average discount rate	4.75%	4.75%	4.75%

Operating lease expenses from continuing operations were $676,944, $609,288 and $430,963, respectively, for the years ended December 31, 2024, 2023 and 2022, among which $655,407, $456,718 and $126,097 were incurred for short-term leases

6. SHORT-TERM LOANS

	December 31, 2024	December 31, 2023
Short-term loans from financial institutions other than banks	$—	$671,355
Short-term loans from banks	7,972,764	1,931,470
	$7,972,764	$2,602,825

Short-term loans from financial institutions other than banks

During the years ended December 31, 2023 and 2022, the Company entered into certain loan agreements with certain financial institutions, pursuant to which the Company borrowed $9,523,224 and $28,481,174, respectively, from these financial institutions with maturity dates through March 2024. The borrowings bore interest rates of 7.5% per annum. For the year ended December 31, 2024, the Company did not borrow from financial institutions. For the years ended December 31, 2024, 2023 and 2022, the Company repaid borrowings of $704,857, $17,855,445 and $22,146,119, respectively.

Short-term loans from banks

During the year ended December 31, 2024, 2023 and 2022, the Company entered into one loan agreement with a bank, pursuant to which the Company borrowed $33,395,774, $48,435,043 and $57,057,319, respectively, with maturity dates due through August 2025. The borrowing bore interest rates ranging between 3.5% and 7.0% per annum. For the year ended December 31, 2024, 2023 and 2022, the Company repaid borrowings of $32,251,734, $52,972,513 and $50,628,257, respectively. The short-term loans were pledged by the accounts receivables due from customers.

For the year ended December 31, 2022, the Company also fully settled borrowings of $445,831 with another bank.

During the year ended December 31, 2024, the Company entered into one additional loan agreement with an additional bank, pursuant to which the Company borrowed $4,892,053 with maturity dates due through May 2025. The borrowing bore interest rate ranging between 6.0% and 6.1% per annum. The Company did not repay the borrowing as of the date of this report.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. LONG-TERM BORROWINGS

On March 22, 2024, the Company entered into a Loan Agreement (the “Loan Agreement”) with a third party (the “Lender”), pursuant to which the Lender agrees to lend to the Company (the “Loan”) amounts to be paid in four tranches. The amount of each tranche of the Loan is adjusted depending on the trading price of the Company’s Class B Ordinary Shares. The first tranche, extended on March 28, 2024, provides the Company with loan proceeds of $588,888; the second tranche, extended on April 9, 2024, provides the Company with loan proceeds of $681,828; the third and final tranche, extended on April 18, 2024, provides the Company with loan proceeds of approximately $909,978. Each tranche of the Loan has a maturity of five years from the date the tranche is extended and an interest of 5.05% per annum to be paid by the Company to the Lender in semi-annual installments.

As of December 31, 2024, the Company had long-term borrowings of approximately $2,180,694.

8. INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Singapore

The Company is subject to corporate income tax for its business operation in Singapore. Tax on corporate income is imposed at a flat rate of 17%.

Hong Kong

Ableview Brands, Ableview Management, and Able View are incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong.

PRC

Weitong, Beijing Jingyuan, Shanghai Jinglu, Shanghai Jingnan, Zhejiang Jingxiu and CSS Shanghai are subject to PRC Corporate Income Tax (“CIT”) on the taxable income in accordance with the relevant PRC income tax laws. Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%.

Beijing Jingyuan, Shanghai Jingnan, Zhejiang Jingxiu and CSS Shanghai are qualified as small and micro-sized enterprises (“SMEs”) in the year ended December 31, 2024. In accordance with the implementation rules of EIT Law, SMEs are entitled to a reduced EIT rate of 20%, 87.5% reduction of taxable income for the first RMB1,000,000 taxable income and 75% reduction of taxable income between RMB 1,000,000 and RMB 3,000,000, and no reduction for the remaining taxable income for the year ended December 31, 2022. SMEs are entitled to a reduced EIT rate of 20%, 75% reduction of taxable income for the first RMB3,000,000 taxable income, and no reduction for the remaining taxable income for the years ended December 31, 2024 and 2023.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. INCOME TAXES (cont.)

The components of the income (loss) before income taxes are as follows:

	For the Years Ended December 31,
	2024	2023	2022
PRC subsidiaries	$7,132,140	$(2,124,668)	$(2,578,333)
Singapore subsidiary	507,046	(175,753)	—
Hong Kong and Cayman subsidiaries	(8,545,521)	12,009,485	12,511,852
	$(906,335)	$9,709,064	$9,933,519

For the years ended December 31, 2024, 2023 and 2022, the income tax expenses (benefits) were comprised of the following:

	For the Years Ended December 31,
	2024	2023	2022
Current income tax expense	$163,006	$2,612,893	$2,078,737
Deferred income tax expenses (benefit)	77,225	(2,310,995)	529,188
	$240,231	$301,898	$2,607,925

Below is a reconciliation of the statutory tax rate to the effective tax rate:

	For the Years Ended December 31,
	2024	2023	2022
Hong Kong statutory income tax rate	16.5%	16.5%	16.5%
Effect of different income tax rates in other jurisdictions	(80.4)%	(1.9)%	(2.1)%
Effect of non-includable items	0.0%	4.0%	0.5%
Effect of preferential tax rates	13.4%	(0.1)%	0.6%
Effect of non-deductible expenses	(1.6)%	0.2%	(0.1)%
Effect of changes in valuation allowance	3.4%	(0.5)%	0.0%
Effect of prior year true up	22.2%	(15.1)%	10.9%
Effective tax rate	(26.5)%	3.1%	26.3%

Deferred tax assets and deferred tax liabilities as of December 31, 2024 and 2023 consist of the following:

	December 31, 2024	December 31, 2023
Deferred tax assets:
Net operating losses carryforwards	$2,007,724	$2,338,356
Inventory write-down	214,619	-
Operating lease liabilities	458	3,686
Total deferred tax assets, gross	2,222,801	2,342,042
Less: valuation allowance	-	(30,410)
	2,222,801	2,311,632
Deferred tax liabilities
Operating lease right-of-use assets	(1,334)	(3,389)
Total deferred tax assets, net	$2,221,467	$2,308,243

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. INCOME TAXES (cont.)

Movement of valuation allowance of deferred tax assets for the years ended December 31, 2024 and 2023 were as the following:

	December 31, 2024	December 31, 2023
Opening balance	$30,410	$81,232
Addition	-	30,410
Reversal	(30,410)	(81,232)
Ending balance	$-	$30,410

Total net operating losses (NOLs) carryforwards of the Group’s subsidiary in mainland China is $9,657,252 and $2,673,782 as of December 31, 2023 and 2024, respectively. As of December 31, 2024, net operating loss carryforwards from PRC will expire in calendar years 2026 through 2029, if not utilized. The NOLs carryforwards of the Group’s subsidiary in Hong Kong are $129,911 and $8,312,910 as of December 31, 2023 and 2024, respectively, which can be carried forward without an expiration date. The NOLs carryforwards of the Group’s subsidiary in Singapore are $175,753 and nil as of December 31, 2023 and 2024, respectively, which can be carried forward without an expiration date.

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law. The Company reviews deferred tax assets for a valuation allowance based upon whether it is more likely than not that the deferred tax asset will be fully realized. In 2024, the Company assessed that it would be able to generate sufficient operating profits within the next five years and concluded that it was more likely than not that all the entities would have sufficient taxable income to realize the deferred tax assets in the future. Accordingly, no valuation allowance was provided. As of December 31, 2024 and 2023, valuation allowance of $nil and $30,410 was provided against deferred tax assets arising from net operation losses carry forwards respectively.

Uncertain tax positions

In October 2024, Able View Brands (“Brands”) received a comment letter from Hong Kong IRS regarding certain deductible expenses claimed in its annual tax return for the year of 2023. Such expenses were related to intra-group services provided to Brands by certain PRC subsidiaries. Brands sent a response letter to provide supporting evidence to Hong Kong IRS in January 2025. The Hong Kong IRS is in the process of reviewing the evidence and to determine if, and to what extent, the aforementioned expenses can be approved for tax deduction. Based on information available up to date, the Company cannot reasonably assess the outcome of Hong Kong IRS’s review result. Therefore, the financial impact of this matter, if any, cannot be reasonably estimated at present.

As of December 31, 2024, the tax years ended December 31, 2019 through 2023 for the Company’s subsidiaries in the PRC are generally subject to examination by the PRC tax authorities. The tax years ended December 31, 2022 through 2023 for the Company’s subsidiary in the Singapore is generally subject to examination by the Singapore tax authorities. The tax years ended December 31, 2018 through 2023 for the Company’s subsidiaries in Hong Kong are generally subject to examination by the Hong Kong tax authorities.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. CONVERTIBLE NOTES

In September 2024, the Company entered into Convertible Note Purchase Agreements (the “Agreements”) with three investors (the “Purchasers”).

Pursuant to the Agreements, the Company has issued and sold to the Purchasers convertible notes (the “Notes”) with aggregate principal amount of US$5,000,000 after an original issue discount of 20%, The Notes have an interest rate of 8% per annum, and maturity of three (3) years. The Notes are convertible into Class B Ordinary Shares of the Company (the “Conversion Shares”) at the option of the Purchasers, at a conversion price (the “Conversion Price”) of the higher of (i) 75% of the lowest volume-weighted average trading price of the Class B Ordinary Shares during the ten (10) latest consecutive business days preceding the conversion, and (ii) $0.6 per Class B Ordinary Share. In addition, the Company will issue the Purchasers warrants to purchase one (1) Class B Ordinary Share per Conversion Share (the “Conversion Warrants”) upon the conversion of the Notes, with the exercise price of such Conversion Warrants the same as the Conversion Price of the Notes.

On November 4, 2024, the Company closed the issuance and sale of the Notes to the Purchasers and fully collected net proceeds of $4,000,000 from the Notes. On November 20, 2024, the Company received conversion notice from the Purchasers. On November 25, 2024, the Company issued an aggregation of 7,751,939 Class B Ordinary Shares and 7,751,939 warrants (“Conversion Warrants”) (Note 11) to three Purchasers at conversion price of $0.645 per share.

As of December 31, 2024 and 2023, the Company did not have outstanding convertible notes.

10. CONVERTIBLE REDEEMABLE PREFERRED SHARES

On May 11, 2022, the Company closed an issuance of 15,750 Series A Convertible Redeemable Preferred Shares (“Preferred Shares”) to a third party, at a per share price of $190.4762. The Company raised $3,000,000 from the issuance of Preferred Shares. The Series A Convertible Redeemable Preferred Shares were converted into 582,924 Class B Ordinary Shares on August 18, 2023, when the Company’s Class B Ordinary Shares commenced trading on NASDAQ. As of December 31, 2024 and 2023, the Company had no outstanding convertible redeemable preferred shares.

The following table summarized the roll-forward of the carrying amount of the convertible redeemable preferred shares for the year ended December 31, 2024, 2023 and 2022:

Series A Convertible Redeemable Preferred Shares
Balance as of December 31, 2021	$—
Issuance of preferred shares in exchange of cash	3,000,000
Accretion of preferred shares	135,781
Balance as of December 31, 2022	$3,135,781
Accretion of preferred shares	160,000
Conversion into Class B Ordinary Shares	(3,295,781)
Balance as of December 31, 2023 and 2024	$—

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. EQUITY

Ordinary shares

The Company is authorized to issue 100,000,000 Class A Ordinary Shares and 500,000,000 Class B Ordinary Shares with a par value of $0.0001 per share. Holders of Class A Ordinary Shares are entitled to 10 votes for each share. Holders of Class B Ordinary Shares are entitled to one vote for each share. Each Class A ordinary share is convertible into one Class B ordinary share at any time at the option of the holder thereof. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class A ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class A ordinary shares shall be automatically and immediately converted into the equivalent number of Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared.

As part of the business combination between the Company and HMAC, the Company issued 2,923,999 Class B ordinary shares to the shareholders of HMAC, among which 1,725,000 Class B ordinary shares were issued to the sponsor of HMAC, 375,650 Class B ordinary shares were issued to private shareholders, and 823,349 Class B ordinary shares were issued to public shareholders.

The Company engaged a third party financial advisor in connection with a business combination to assist the Company in locating target businesses, holding meetings with its shareholders to discuss a potential business combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing securities, assist the Company in obtaining shareholder approval for the business combination and assist the Company with its press releases and public filings in connection with a Business Combination. The Company agreed to pay the financial advisor certain cash consideration and share consideration of 1,120,000 Class B Ordinary Shares as service fees. On August 18, 2023, the Company issued 1,120,000 Class B Ordinary Shares to the financial advisor. The fair value of 1,120,000 Class B Ordinary Shares were $6,160,000, calculated at $5.5 pers share by reference to the closing price on August 18, 2023.

On December 22, 2023, the Company entered into a Buy-Sell Agreement with Ladenburg Thalmann & Co. Inc. (“LT”), pursuant to which the Company shall purchase a total of 721,250 Class B Ordinary Shares LT held for $1,298,250. The repurchases were completed in three equal installments by March 1, 2024. On December 29, 2023, January 29, 2024 and February 29, 2024, the Company repurchased and cancelled 240,417, 240,417 and 240,416 shares of Class B Ordinary Shares, respectively. For the years ended December 31, 2024 and 2023, the Company paid $865,500 and $432,750, respectively, to repurchase the Class B Ordinary Shares.

In connection with issuance of convertible notes (Note 9) closed in November 2024, on November 25, 2024, the Company issued an aggregation of 7,751,939 Class B Ordinary Shares and 7,751,939 Conversion Warrants to three Purchasers at conversion price of $0.645 per share to settle the convertible notes.

As of December 31, 2024, the Company had 24,871,433 Class A Ordinary Shares and 24,518,489 Class B Ordinary Shares issued and outstanding.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. EQUITY (cont.)

Declaration of dividends

For the years ended December 31, 2024 and 2023, the Company did not declare dividends. For the years of 2024 and 2023, the Company paid dividends of $57,672 and $57,477, respectively, in the form of purchasing insurance policies, to three shareholders.

For the year ended December 31, 2022, Ableview Brands and Able View declared dividends aggregating $16,192,884. In the same year, Able View paid dividends of $190,203 to their shareholders. In addition, two shareholders of Able View designated an aggregation of $6,755,952 out of dividends payable due to these two shareholders as amount due to an entity controlled by one of the two shareholders. Able View paid dividends of $6,755,952 to the related party.

As of December 31, 2024 and 2023, the Company had declared but unpaid dividends of $15,788,003 and $15,758,296, respectively, to shareholders whose holding of beneficiary shares exceeded 5% (Note 13). As of December 31, 2024 and 2023, the Company had declared but unpaid dividends of $1,011,326 and $1,005,733, respectively, to shareholders whose holding of beneficiary shares was below 5%.

According to PRC laws and regulations, after-tax profit can be distributed after a portion of net income has been set aside to fund certain reserve funds.

The board of directors will have the discretion to declare and pay dividends in the future, subject to applicable PRC regulations and Hong Kong regulations and restrictions. Payment of dividends in the future will depend upon our earnings, capital requirements, and other factors, which our board of directors may deem relevant.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes. The results of income reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries. The Company is required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

The statutory reserve is required to set aside annually. For the years ended December 31, 2023 and 2022, the Company’s PRC profit generating subsidiaries set aside statutory reserve funds of $24,397 and $22,658, respectively. For the year ended December 31, 2024, the Company’s PRC profit generating subsidiaries did not set aside statutory reserve funds because they presented accumulated deficit on balance sheet.

As of December 31, 2024 and 2023, the Company had net restricted assets of $130,906 and $130,906, which represented paid-in capital and statutory reserves that are included in the Company’s consolidated net assets.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. EQUITY (cont.)

Warrants issued in connection with settlement of convertible notes

In connection with issuance of convertible notes (Note 9) closed in November 2024, on November 25, 2024, the Company issued an aggregation of 7,751,939 Class B Ordinary Shares and 7,751,939 Conversion Warrants to three Purchasers at conversion price of $0.645 per share to settle the convertible notes.

The Conversion may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Conversion. The Conversion Warrants will expire one year from the issuance of the Conversion Warrants. The Conversion Warrants may be exercised on a cashless basis. The exercise price and number of Class B Ordinary Shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a subdivision, reclassification and reorganization, spinoffs. However, the warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price.

As the Conversion Warrants meet the criteria for equity classification under ASC 815, therefore, the Conversion Warrants are classified as equity. On November 4, 2024, the fair value of the Conversion Warrants is estimated at fair value of approximately $3,232,000 using Black-Scholes model, and the Company allocated proceeds of $1,306,000 to the Conversion Warrants using relative fair value method. The key factors in estimating the fair value of warrant were as follow:

As of November 4, 2024
Risk-free rate of return	4.29%
Estimated volatility rate	94.67%
Dividend yield	0%
Spot price of underling ordinary share	$0.92
Exercise price	$0.68
Fair value of warrant	$3,232,000

Public Warrants

Pursuant to HMAC’s initial public offering on August 10, 2022, HMAC sold 6,900,000 units (the “Public Units”). Each Public Unit consists of one ordinary share (“Public Share”), one redeemable warrant (“Public Warrant”) and one right (“Public Right”) to receive one-tenth (1/10) of one ordinary share. Each Public Right entitles the holder to receive one-tenth (1/10) of one ordinary share upon consummation of the business combination.

Each holder of a warrant is entitled to purchase one ordinary share at an exercise price of $11.50. Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will expire five years from the consummation of a business combination or earlier upon redemption or liquidation.

The Public Warrants became exercisable after the consummation of a business combination between the Company and HMAC on August 17, 2023. No Public Warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to such ordinary shares.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. EQUITY (cont.)

Public Warrants (cont.)

The Company may call the warrants for redemption, in whole and not in part, at a price of $0.01 per warrant:

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder,

●	if, and only if, the reported last sale price of the ordinary share equals or exceeds $18 per share, for any 20 trading days within a 30 trading days period ending on the third trading day prior to the notice of redemption to Public Warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the issuance of the ordinary share underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company calls the warrants for redemption, management will have the option to require all holders that wish to exercise the warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants.

As the Public Warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the warrants are classified as equity. As of December 31, 2024, the Company had 6,900,000 Public Warrants to purchase 6,900,000 Class B Ordinary Shares.

Private Warrants

Simultaneously with the closing of the initial public offering of HMAC, HMAC also sold 341,500 Private Placement Units in a private placement. Each Private Placement Unit consists of one ordinary share (“private placement share”), one redeemable warrant (“Private Warrant”) and one right (“Private Right”) to receive one-tenth (1/10) of one ordinary share. Each Private Warrant entitles the holder to purchase one ordinary share at an exercise price of $11.50 per whole share. Each Private Right entitles the holder to receive one-tenth (1/10) of one ordinary share upon consummation of the business combination.

The Private Placement Units are identical to the Public Units being sold in the initial public offering of HMAC except that Private Placement Units will not be transferable, assignable or saleable until 30 days after the completion of the business combination and will be entitled to registration rights.

As the Private Warrants meet the criteria for equity classification under ASC 480 and ASC 815, therefore, the warrants are classified as equity. As of December 31, 2024, the Company had 341,500 Private Warrants to purchase 341,500 Class B Ordinary Shares.

Public Rights and Private Rights

Each holder of a public right and private right will automatically receive one-tenth (1/10) of an ordinary share upon consummation of a business combination, even if the holder of a public right converted all ordinary shares held by him, her or it in connection with a business combination or an amendment to the Company’s Amended and Restated Memorandum and Articles of Association with respect to its pre-business combination activities. Upon the closing of the business combination of the Company and HMAC, the Company issued 690,000 Class B Ordinary Shares and 34,150 Class B Ordinary Shares in connection with an exchange of public rights and private rights, respectively. The Company recorded the issuance of Class B Ordinary Shares at par value with corresponding account charged to additional paid-in capital.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. (LOSS) EARNINGS PER SHARE

For the years ended December 31, 2023 and 2022, the Company has determined that its convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Company uses the two-class method of computing net income per share, for ordinary shares and preferred shares according to the participation rights in undistributed earnings. For the year ended December 31, 2024, the Company applied treasury method in computing loss per share for ordinary shares and Conversion Warrants.

For the years ended December 31, 2024, 2023 and 2022, the outstanding convertible redeemable preferred shares (Note 11) and warrants (Note 11), including Conversion Warrants, Public Warrants and Private Warrants, were excluded from the calculation of diluted net earnings per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed. For the year ended December 31, 2024 and 2023, the earnout shares (Note 15) were excluded from the calculation of diluted net (loss) earnings per ordinary share, as the Company did not meet the performance target for the years of 2024 and 2023.

Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared. The (loss) earnings per Class A ordinary shares and (loss) earnings per Class B ordinary shares are the same. The following table sets forth the computation of basic and diluted (loss) earnings per share for the years ended December 31, 2024, 2023 and 2022:

	For the Years Ended December 31,
	2024	2023	2022
Net (loss) income	$(7,419,412)	$9,750,046	$7,903,611
Accretion of convertible redeemable preferred shares	—	(160,000)	(135,781)
Net income attributable to Able View Global Inc’s preferred shareholders	—	(148,701)	(120,446)
Net (loss) income attributable to Able View Global Inc’s ordinary shareholders	$(7,419,412)	$9,441,345	$7,647,384
Net (loss) income from continuing operations attributable to Able View Global Inc’s ordinary shareholders	$(1,146,566)	$9,098,465	$7,069,367
Net (loss) income from discontinued operations attributable to Able View Global Inc’s ordinary shareholders	$(6,272,846)	$342,880	$578,017

(Loss) earnings per share from continuing operations – basic and diluted	$(0.03)	$0.23	$0.18
(Loss) earnings per share from discontinued operations – basic and diluted	$(0.14)	$0.01	$0.02
(Loss) earnings per share – basic and diluted	$(0.17)	$0.24	$0.20

Weighted average shares – basic and diluted	42,564,831	39,454,997	37,732,310

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. RELATED PARTY TRANSACTIONS AND BALANCES

1) Nature of relationships with related parties

The table below sets forth the major related parties and their relationships with the Company, with which the Company entered into transactions during the years ended December 31, 2024, 2023 and 2022, or recorded balances as of December 31, 2024 and 2023.

Name	Relationship with the Company
Mr. Zhu Jian	Chief Executive Officer, Director and Shareholder of the Company
Mr. Wang Jun	Chief Executive Officer of Weitong and Shareholder of the Company
Mr. Tang Jing	Chief Financial Officer and Shareholder of the Company
Mr. Tang Yuhua	An immediate family member of Mr. Tang Jing
Mr. Wang Jixiang	An immediate family member of Mr. Wang Jun
Healthy Great Investing Company Limited (“Healthy Great”)	Wholly owned by Mr. Zhu Jian
Smartest Star Investing Company Limited (“Smartest Star”)	Wholly owned by Mr. Wang Jun
Scenery Investing Company Limited (“Scenery”)	Wholly owned by Mr. Tang Jing
Skinist Global Company Limited (“Skinist Global”)	Company controlled by Mr. Wang Jun
Skinist Global Cosmetics (Shanghai) Co., Ltd. (“Skinist Shanghai”)	Company controlled by Mr. Wang Jun
Shanghai Yingtian Financial Information Service Co., Ltd. (“Ying Tian”)	Company controlled by Mr. Zhu Jian and Mr. Tang Jing
Hong Kong Mimosa Industry (“HK Mimosa”)	Company controlled by Mr. Wang Jixiang
Shanghai Jingqi Developing Co., Ltd. (“Jingqi”)	Company controlled by Mr. Zhu Jian
Shanghai Jingrong Information Co., Ltd. (“Jingrong”)	Company controlled by the spouse of Mr. Tang Jing
Shanghai Youshan Corporate Consulting Co., Ltd. (“Youshan”)	Company controlled by Ms. Mu Xuemei, the director of the Company
Merit Zone Development Limited (“Merit Zone”)	Company controlled by Mr. Wang Jun before January 1, 2023. Mr. Wang Jun transferred the equity interest in Merit Zone in January 2023.
Shanghai Jiantong Trade Center (“Jian Tong”)	Company controlled by Mr. Wang Jun
Shanghai Shilin Advertising Co., Ltd. (“Shi Lin”)	Company controlled by Ms. Pan Yue, a supervisor of Weitong, a subsidiary of the Company
Shanghai Tengxin Advertising Co., Ltd. (“Teng Xin”)	Company controlled by Ms. Pan Yue, a supervisor of Weitong, a subsidiary of the Company
Shanghai Zhiwang Cosmetics Co., Ltd. (“Zhiwang”)	Company controlled by Ms. Mu Xuemei, a director of the Company
Shanghai Yuancheng Advertising Co., Ltd. (“Yuan Cheng”)	Company controlled by Mr. Wang Jun.
Shanghai Zhimeisi Beauty Technology Co., Ltd (“Zhi Mei Si”)	Company over which Mr. Zhu Jian owns 20% equity interest and exercises significant influence
Shanghai Libo Medical Beauty Clinic Co., Ltd (“Li Bo”)	Controlled by Zhi Mei Si

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

2) Transactions with related parties

	For the Years Ended December 31,
	2024	2023	2022
Sales of products to related parties
Mimosa HK	$1,827,295	$—	$—
Skinist Global	331,439	169,344	24,101
Merit Zone	—	—	2,093,584
	$2,158,734	$169,344	$2,117,685

Purchase of products from related parties
Youshan	$3,530,277	$—	$—
Jingqi	790,006	—	—
Skinist Shanghai	—	16,832	38,630
	$4,320,283	$16,832	$38,630

Rental expenses charged by related parties
Jingqi(1)	$—	$—	$144,677

Service fees charged by related parties
Jingqi	$—	$32,753	$93,380
Jingrong	—	—	84,119
	$—	$32,753	$177,499

Payment of dividends
Mr. Zhu Jian	$19,224	$19,159	$4,880,109
Mr. Wang Jun	19,224	19,159	2,046,889
Mr. Tang Jing	19,224	19,159	19,156
Payment of dividends	$57,672	$57,477	$6,946,154

Net settlement of due from related parties with due to related parties(2)
Settlement of due from related parties
Jian Tong	$2,855,068	$—	$—
Shi Lin	—	1,291,790	—
Ying Tian	1,883,742	—	—
Youshan	419,781	—	—
Skinist Global	393,892	—	—
Mr. Zhu Jian	22,509	—	—
Mr. Wang Jixiang	136,999	—	—
Teng Xin	73,269	—	—
Settlement of due from related parties against Jingyue’s due to related parties	—	13,177,600	—
	$5,785,260	$14,469,390	$—

Settlement of due to related parties
Skinist Global	$2,230,660	$13,645,435	$—
Shi Lin	—	—	—
Li Bo	923,376	—	—
Mr. Zhu Jian	307,422	823,955	—
Settlement of due to related parties against Jingyue’s due from related parties	2,323,802	—	—
	$5,785,260	$14,469,390	$—

(1)	In February 2020, the Company entered into an office sub-lease agreement with Jingqi, pursuant to which the Company leased an office from Jingqi for a period of 3 years through February 2023. The Company early terminated the office sub-lease agreement in December 2022. Jingqi charges the Company a monthly rental fee of approximately $12,056 and a monthly property management fee of approximately $2,007.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

2) Transactions with related parties (cont.)

(2)	In December 2023, the Company and certain related parties entered into settlement agreement, pursuant to which all parties agreed that the Company’s receivables of $14,469,390 due from related parties was net off against the Company’s payables of $14,469,390 due to related parties.

In December 2024, the Company and certain related parties entered into settlement agreement, pursuant to which all parties agreed that the Company’s receivables of $5,785,260 due from related parties was net off against the Company’s payables of $5,785,260 due to related parties.

(Advances to) Collection of advances from related parties

During the years ended December 31, 2024, 2023 and 2022, the Company made loans of $90,332, $2,960,203 and $2,610,257 to certain related parties, respectively. The advances were made to support operations of these related parties. The advances were interest free and repayable on demand. During the years ended December 31, 2024, 2023 and 2022, the Company collected advances of $104,418, $3,949,672 and $1,698,618 from these related parties, respectively.

	For the Years Ended December 31,
	2024		2023		2022
	Advances	Collection of advances	Advances	Collection of advances	Advances	Collection of advances
Skinist Global	—	—	(2,030,942)	2,030,942	—	—
Skinist Shanghai	—	14,086	(14,123)	—	—	—
Jingqi	—	—	(915,138)	1,903,730	(2,610,257)	1,563,382
Li Bo	(90,332)	90,332	—	—	—	—
Zhiwang	—	—	—	—	—	135,236
	$(90,332)	$104,418	$(2,960,203)	$3,934,672	$(2,610,257)	$1,698,618

Borrowings from (Repayment of Borrowings to) related parties

	For the Years Ended December 31,
	2024		2023		2022
	Borrowings	Repayment	Borrowings	Repayment	Borrowings	Repayment
Ying Tian(1)	$2,726,628	$(905,630)	$—	$—	$—	$—
Mr. Wang Jixiang(1)	—	(932,832)	1,381,583	(82,760)	—	—
Yuan Cheng	—	—	98,857	(98,857)	—	—
Mr. Zhu Jian(1)	70,792	(70,792)	—	(2,277,315)	1,486,104	(1,604,994)
Shi Lin(1)	451,658	(1,708,888)	371,421	(2,283,258)	$4,361,718	$(3,594,294)
Jian Tong(1)	-	(2,935,253)	151,515	—	—	—
Teng Xin(1)	2,012,728	(2,086,191)	—	—	1,634,715	(1,634,715)
Skinist Global(1)	2,843,804	(2,843,804)	1,946,553	(1,829,804)	3,416,086	(3,551,699)
Mr. Wang Jun(1)	—	—	—	—	—	(1,115,245)
Youshan(1)	532,262	(532,262)	—	—	—	—
	$8,637,872	$(12,015,652)	$3,949,929	$(6,571,994)	$10,898,623	$(11,500,947)

(1)	During the years ended December 31, 2024, 2023 and 2022, the Company borrowed $8,637,872, $3,949,929 and $10,898,623 from these related parties, respectively. The borrowings were interest free, and outstanding loans are repayable within twelve months from borrowings.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

3) Balances with related parties

As of December 31, 2024 and 2023, the balances with related parties were as follows:

— Due from related parties

	December 31, 2024	December 31, 2023
Accounts receivable(1)
Mimosa HK	$1,088,558	$—
Total	$1,088,558	$—

Other receivable(2)
Skinist Shanghai	—	14,086
Total	$—	$14,086

(1)	As of the date of this report, the accounts receivables due from Mimosa HK has been fully collected.

(2)	As of December 31, 2023, the other receivables due from the related party represented the administrative expenses paid by the Company on behalf of the related party. The balance was interest free and were receivable on demand. The balance was fully collected in the year of 2024.

— Due to related parties, current

	December 31, 2024	December 31, 2023
Accounts payable
Youshan	101,658	—
Total	$101,658	$—

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

3) Balances with related parties (cont.)

— Due to related parties, non-current

	December 31, 2024	December 31, 2023
Dividends payable(1)
Mr. Zhu Jian	$6,931,768	$6,912,634
Healthy Great	5,008,185	4,980,486
Mr. Wang Jun	1,307,479	1,319,451
Smartest Star	1,118,061	1,111,877
Mr. Tang Jing	990,274	1,004,003
Scenery	432,236	429,845
	15,788,003	15,758,296
Other payable(2)
Mr. Wang Jixiang	229,180	1,299,011
Jian Tong	—	2,935,253
	229,180	4,234,264
Total	$16,017,183	$19,992,560

(1)	As of December 31, 2024, the dividend payable due to shareholders were extended to July 2026. The Company recorded the dividends payable as non-current liabilities.

(2)	As of December 31, 2024, the other payables represented borrowings were interest free and repayable in July 2026.

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. CONCENTRATION

Customer concentration

For the years ended December 31, 2024, 2023 and 2022, the following customers contributed revenues that were over 10% of total net revenues for the relevant periods. Customers accounting for 10% or more of the Company’s net revenues were as follows:

	For the Years Ended December 31,
	2024	2023	2022
Customer A	16%	27%	20%
Customer B	* %	20%	34%
Customer C	27%	16%	16%
Customer D	17%	14%	*

As of December 31, 2024 and 2023, accounts receivable due from the following customers were over 10% of consolidated accounts receivable. The details are as follows:

	December 31, 2024	December 31, 2023
Customer A	41%	37%
Customer B	12%	13%
Customer C	28%	17%
Customer E	12%	* %

Vendor concentration

For the years ended December 31, 2024, 2023 and 2022, the Company purchased products from the following vendors who charged over 10% of total cost of revenues for the relevant period, which include both brand partners and product distributors who distribute products from certain brands to us. Vendors accounting for 10% or more of the Company’s cost of revenues were as follows:

	For the Years Ended December 31,
	2024	2023	2022
Vendor A	44%	41%	33%
Vendor B	26%	31%	25%
Vendor C	*	*	20%

As of December 31, 2024 and 2023, accounts payable due to the following vendors were over 10% of consolidated accounts payable. The details are as follows:

	December 31, 2024	December 31, 2023
Vendor D	42%	16%
Vendor E	29%	69%
Vendor F	14%	* %

*	Less than 10%

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. CONTINGENT CONSIDERATION

In connection with the Business Combination, the Company is obliged to make earn out payments to the management of the Company consisting of up to an additional 1,600,000 of the Company’s Class B Ordinary Shares if the Company’s net revenues for the year ended December 31, 2023 is equal to or in excess of $170 million, and an additional 1,600,000 of the Company’s Class B Ordinary Shares if the Company’s net revenues for the year ended December 31, 2024 is equal to or in excess of $200 million (“Earn Out Shares”).

The Earn Out Shares are determined as contingent consideration in connection with the reverse recapitalization. In addition, the issuance of Earn Out Shares does not meet any condition to be classified as a liability under ASC 815, thus it should be classified as an equity financial instrument, and measure at fair value using the quoted market price on grant date, August 17, 2023 which is $5.85 per share.

For the years ended December 31, 2024 and 2023, the performance condition was not met based on the consolidated statements of operations. As of the date of issuance of the consolidated financial statements, the contingent consideration expired.

16. COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of income or liquidity.

17. SUBSEQUENT EVENTS

The Company evaluated subsequent events through April 23, 2025, the date of issuance of the consolidated financial statements, and the management determined that other than those that have been disclosed in the consolidated financial statements and subsequent events disclosed above, no subsequent events that require recognition and disclosure in the consolidated financial statements.

18. DISCONTINUED OPERATIONS

On June 27, 2025, the Company transferred 100% equity interest in Shanghai Jingyue to the Buyer at zero consideration. The Company disposed of Shanghai Jingyue as it experienced a decrease in sales of cosmetics products of certain brand names, and the Company expected that Shanghai Jingyue will continue to suffer a decrease in financial performance. In connection with the disposal of Shanghai Jingyue, the Company also agreed to purchase inventories with carrying value of $162,535 from Shanghai Jingyue at original cost of $3,330,617. In addition, the Buyer agreed to waive the Company’s liabilities of $4,389,889 due to Shanghai Jingyue. The disposal had a net increase in the income tax expense of $301,704, which was included in the net income from discontinued operation.

The disposal of Shanghai Jingyue represents a strategic shift that has a significant effect on the Company’s financial results, which trigger discontinued operations accounting in accordance with ASC 205-20-45. The assets and liabilities related to the discontinued operations were retroactively classified as assets and liabilities of discontinued operations as of December 31, 2024 and 2023, while results of operations related to the discontinued operations were reported as (loss) income from discontinued operations and cash flows from discontinued operations of the three categories for the years ended December 31, 2024, 2023 and 2022 were separately presented in the consolidated statements of cash flows for all periods presented retroactively in accordance with U.S. GAAP.

For the years ended December 31, 2024, 2023 and 2022, the aggregated financial results of the discontinued operations, after intercompany elimination, are as the following:

	For the Years Ended December 31,
	2024	2023	2022
Revenues	$2,170,333	$19,723,343	$8,998,641
Cost of revenues	(4,868,160)	(13,034,251)	(5,964,781)
Gross (loss) profit	(2,697,827)	6,689,092	3,033,860
Selling and marketing expenses	(3,138,009)	(3,885,308)	(3,026,652)
General and administrative expenses	(2,783,569)	(817,151)	(565,691)
Total other expenses, net	(66,499)	(4,799)	(2,200)
(Loss) income before income taxes from operations of discontinued operation	(8,685,904)	1,981,834	(560,683)
Income tax expenses	2,413,058	(1,638,954)	1,138,700
Net (loss) income from discontinued operations	$(6,272,846)	342,880	578,017

ABLE VIEW GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. DISCONTINUED OPERATIONS (cont.)

As of December 31, 2024 and 2023, major classes of assets and liabilities of the discontinued operation, after intercompany elimination, are as following:

	December 31, 2024	December 31, 2023
ASSETS
Current Assets
Cash and cash equivalents	$139,276	$1,853,257
Accounts receivable	156,020	2,670,076
Prepayments and other current assets	108,532	86,769
Amount due from related parties	—	4,225
Inventories	264,630	2,351,628
Assets of discontinued operations, current	668,458	6,965,955

Non-current Assets
Property and equipment, net	307,626	431,742
Right of use assets, net	1,102,625	1,658,497
Deferred tax assets	2,378,810	437,776
Other non-current assets	415,818	510,881
Assets of discontinued operations, non-current	4,204,879	3,038,896

Total assets of discontinued operations	$4,873,337	$10,004,851

LIABILITIES
Current Liabilities
Short-term loans	$—	$281,694
Accounts payable	116	63,308
Advance from customers	17,716	3,579
Income tax payable	662,366	680,968
Lease liabilities, current	762,033	747,161
Other payable and accrued expenses	507,149	1,316,100
Amount due to related parties	—	552,343
Liabilities of discontinued operations, current	1,949,380	3,645,153

Lease liabilities	214,485	1,003,943
Amount due to related parties, non-current	4,709,720	6,421,523
Deferred tax liabilities	—	416,748
Liabilities of discontinued operations, non-current	4,924,205	7,842,214
Total liabilities of discontinued operations	$6,873,585	$11,487,367

For the years ended December 31, 2024, 2023 and 2022, the aggregated cashflow of the discontinued operations, after intercompany elimination, are as the following:

	For the Years Ended December 31,
	2024	2023	2022
Net cash (used in) provided by operating activities from discontinued operations	$(5,032,164)	$1,953,575	$(2,840,893)
Net cash used in investing activities from discontinued operations	$(973)	$(154,943)	$(42,498)
Net cash (used in) provided by financing activities from discontinued operations	$(3,169,394)	$2,819,153	$3,899,635
Net settlement of balances between discontinued operations and the Company	$6,515,229	$(3,854,982)	$(526,459)

[           ] Units, Each Unit Consisting of One Class B Ordinary Share or One Pre-funded Warrant to Purchase One Class B Ordinary Share and One Warrant Exercisable for One Class B Ordinary Share

[*] Representative Warrants

[*] Class B Ordinary Shares Underlying the Warrants

[*] Class B Ordinary Shares Underlying the Representative Warrants

Able View Global Inc.
(incorporated in Cayman Islands

PRELIMINARY PROSPECTUS

March [  ], 2026

Sole Underwriter

Maxim Group LLC

PART II

Information Not Required In Prospectus

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our memorandum and articles of association, to the fullest extent permissible under Cayman Islands law every director and officer of our Company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him, other than by reason of such person’s own dishonesty, willful default or fraud, in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our Company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the Cayman Islands or elsewhere.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued and sold the following securities without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration pursuant to Section 4(a)(2) of the Securities Act, regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. None of the transactions involved an underwriter.

On November 4, 2024, the Company completed the issuance to three (3) non-U.S. investors (the “Purchasers”) convertible notes (the “Notes”) with aggregate principal amount of US$5 million, interest rate of 8% per annum, original issue discount of 20%, and maturity of three (3) years for gross proceeds of $4 million. The Notes are convertible into Class B Ordinary Shares of the Company (the “Conversion Shares”) at the option of the Purchasers, at a conversion price (the “Conversion Price”) of the higher of (i) 75% of the lowest volume-weighted average trading price of the Class B Ordinary Shares during the ten (10) latest consecutive business days preceding the conversion, and (ii) $0.6 per Class B Ordinary Share.

On November 20, 2024, the Purchasers elected to convert all the Notes into Class B Ordinary Shares, resulting in the issuance of an aggregate of 7,751,939 Conversion Shares. On November 25, 2024, the Company completed such issuance. In connection therewith, the Company also issued the Purchasers 7,751,939 warrants, each to purchase one (1) Class B Ordinary Share at an exercise price of $0.645 per share and expired on November 25, 2025. Each of the Purchasers is a non-U.S. investor acquiring the above-described securities in an “offshore transaction” as defined in Rule 902 of Regulation S under the Securities Act, and subject to transfer restrictions during the applicable restricted period. Each of the Purchasers has also agreed to a six-month lock-up regarding all securities of the Company.

 ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-3 of this registration statement.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Combined and Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the placement agency agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Able View Global Inc.

Exhibit Index

Exhibit Number	Description of Document

1.1	Form of Underwriting Agreement*

3.1	Form of Amended and Restated Memorandum and Articles of Association of Able View Global Inc. (incorporated by reference to Exhibit 1.1 of Pubco’s shell company report on Form 20-F (File 001-41785), filed with the SEC on August 23, 2023)

4.1	Form of Warrant*

4.2	Form of Pre-funded Warrant*

4.3	Form of Representative Warrant

5.1	Opinion of Harney Westwood & Riegels regarding the validity of the Class B Ordinary Shares being registered*

5.2	Opinion of ___________ regarding the validity of the Units and Warrants being registered*

8.1	Opinion of Harney Westwood & Riegels regarding certain Cayman Islands tax matters (included in Exhibit 5.1)*

10.1	Form of Lock-up Agreement*

10.2	Business Combination Agreement, dated as of November 21, 2022 (incorporated by reference to Exhibit 2.1 of Able View’s Amendment No. 5 to registration statement on Form F-4 (File 333-270675), filed with the SEC on June 26, 2023)

10.3	Waiver Agreement, dated as of June 12, 2023 (incorporated by reference to Exhibit 10.10 of Able View’s Amendment No. 5 to registration statement on Form F-4 (File 333-270675), filed with the SEC on June 26, 2023)

10.4	Buy-Sell Agreement between the Company and Ladenburg Thalmann & Co. Inc. dated December 22, 2023 (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form 20-F previously filed with the SEC by Able View on April 23, 2025)

10.5	Form of Convertible Note Purchase Agreement (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form 20-F previously filed with the SEC by Able View on April 23, 2025)

10.6	Form of Convertible Note (incorporated by reference to Exhibit 4.3 of the Registration Statement on Form 20-F previously filed with the SEC by Able View on April 23, 2025)

10.7	Form of Conversion Warrant (incorporated by reference to Exhibit 4.4 of the Registration Statement on Form 20-F previously filed with the SEC by Able View on April 23, 2025)

14.1	Code of Ethics of the Company (incorporated by reference to Exhibit 11.1 of the Registration Statement on Form 20-F previously filed with the SEC by Able View on April 23, 2025)

21.1	Significant subsidiaries**

23.2	Consent of Harney Westwood & Riegels (included in Exhibits 5.1 and 8.1 hereto)*

23.3	Consent of ________ (included in Exhibit 5.2)*

24.1	Power of Attorney (included on signature page)*

107	Filing Fee Table*

*	To be filed by amendment.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, China, on ___________, 2026.

Able View Global Inc.

By:
Name:	Stephen Jian Zhu
Title:	Chief Executive Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jing Tang as an attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of securities of the registrant (the “Securities”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Securities, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer, Director	[ ]
Stephen Jian Zhu	(Principal Executive Officer)

	Chief Financial Officer, Director	[ ]
Jing Tang	(Principal Financial Officer and Principal Accounting Officer)

	Director	[ ]
Yilun Wu

	Director	[ ]
William Zhou

	Director	[ ]
Zhifan Zhou

Signature of Authorized Representative in the United States

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Able View Global Inc., has signed this registration statement or amendment thereto in the City of Newark, State of Delaware on [ ], 2026.

Authorized U.S. Representative

By:
Name:
Title: